As filed with the Securities and Exchange Commission on February 26, 2016

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NISSAN AUTO LEASING LLC II

as depositor of the issuing entities described herein

NISSAN-INFINITI LT

as issuing entity with respect to the SUBI Certificate

(Exact name of registrant as specified in its charter)

Delaware	Nissan Auto Leasing LLC II 95-4885574 Nissan-Infiniti LT 33-6266449
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0001244832

Central Index Key Number of sponsor: 0001540639

Nissan Motor Acceptance Corporation

(Exact name of sponsor as specified in its charter)

One Nissan Way

Franklin, TN 37067

(615) 725-1664

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Lundeen, Esq.

One Nissan Way

Franklin, TN 37067

(615) 725-1664

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Angela M. Ulum, Esq.	Louis C. Shansky, Esq.
Mayer Brown LLP	Mayer Brown LLP
71 S. Wacker Drive	1221 Avenue of the Americas
Chicago, IL 60606	New York, NY 10020-1001
(312) 782-0600	(212) 506-2500

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Asset-Backed Notes	(2)	100%	(2)	(2)
Special Units of Beneficial Interest(3)	(4)	(4)	(4)	(4)

(1)	Estimated for purposes of calculating the registration fee.
(2)	The registrant is registering an unspecified amount of Asset-Backed Notes in reliance on Rule 456(c) and Rule 457(s) of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act of 1933, as amended. $564,742.92 of the aggregate registration fee related to the securities to be offered hereby will be offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $4,384,650,000 unsold Asset Backed Notes registered under Registration Statement No. 333-195774, filed on May 7, 2014, and amended by Amendment No. 1 to Form S-3 filed on August 27, 2014.
(3)	The Special Unit of Beneficial Interests (“Transaction SUBI”) issued by Nissan Infiniti LT, will constitute a beneficial interest in specified assets of Nissan-Infiniti LT, including certain leases and the automobiles relating to those leases. The Transaction SUBI is not being offered to investors hereunder. A Special Unit of Beneficial Interest Certificate (the “Transaction SUBI Certificate”) issued by Nissan-Infiniti LT, and representing the Transaction SUBI will be transferred to NILT Trust and sold by NILT Trust to one of the Nissan Auto Lease Trusts, the issuer of the Auto Lease Asset-Backed Notes. The Transaction SUBI Certificate is not being offered to investors hereunder.
(4)	Not applicable.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be amended. We may not sell these securities until we deliver a final prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 201[●]

Prospectus

$[●]

Nissan Auto Lease Trust 20[●]-[●],

Issuing Entity

Central Index Key Number: [●]

Nissan Auto Leasing LLC II,	Nissan Motor Acceptance Corporation,
Depositor	Servicer/Sponsor
Central Index Key Number: [●]	Central Index Key Number: 0001540639

$[●] ASSET-BACKED NOTES

You should review carefully the factors set forth under “Risk Factors” beginning on page 11 of this prospectus.

The main source for payments of the notes are a selected portfolio of Nissan and Infiniti lease contracts and the related Nissan and Infiniti leased vehicles, payments due on the lease contracts, proceeds from the sale of the leased vehicles, and monies on deposit in a reserve account. The securities are asset-backed securities issued by, and represent obligations of, the issuing entity only and do not represent obligations of or interests in Nissan Motor Acceptance Corporation, Nissan Auto Leasing LLC II or any of their respective affiliates. Neither the securities nor the leases are insured or guaranteed by any governmental agency.

•    The issuing entity will issue the classes of notes described in the following table. The issuing entity will also issue certificates that represent fractional undivided beneficial ownership interests in the issuing entity, will not bear interest and are not being offered hereby. [One or more classes of notes may be initially retained by the depositor or conveyed to affiliates of the depositor.] [As described in “Summary – Credit Risk Retention,” the depositor will retain or convey to its affiliates a portion of each class of notes equal to at least 5% of the initial principal amount of that class.]

•    On the closing date, Nissan-Infiniti LT will issue a 20[●]-[●] SUBI certificate, which will be transferred to the issuing entity at the time that the issuing entity issues the notes and certificates. The 20[●]-[●] SUBI certificate is not being offered to the public under this prospectus.

•    The notes will accrue interest from and including the closing date.

•    The principal of and interest on the notes will generally be payable on the 15th day of each month, unless the 15th day is not a business day, in which case payment will be made on the following business day. The first payment will be made on [●], 20[●].

	Principal Amount	Interest Rate	Final Scheduled Payment Date
Class A-1 notes	$[●]	[●]%	[●], 20[●]
[Class A-2a notes]	$[●]	[●]%	[●], 20[●]
[Class A-2b notes]	$[●]	[LIBOR(1) + ●]%	[●], 20[●]
Class A-3 notes	$[●]	[●]%	[●], 20[●]
Class A-4 notes	$[●]	[●]%	[●], 20[●]
20[●]-[●] SUBI certificate	NA	NA	NA
	Price to Public(2)	Underwriting Discount(2)	Proceeds to the depositor(2)
Per Class A-1 note	$[●]	[●]%	[●]%
[Per Class A-2a note]	$[●]	[●]%	[●]%
[Per Class A-2b note]	$[●]	[●]%	[●]%
Per Class A-3 note	$[●]	[●]%	[●]%
Per Class A-4 note	$[●]	[●]%	[●]%

[(1)     The interest rate on the Class A-2a notes will be based on one-month LIBOR. For a description of how one-month LIBOR is determined, see “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

(2)       Total price to the public is $[●], total underwriting discount is $[●] and total proceeds to the depositor are $[●]. If all of the classes of offered notes are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.

•    Reserve account, with an initial deposit of at least $[●], which is approximately [●]% of the aggregate securitization value of the actual pool of leases and the related leased vehicles as of the cutoff date, and thereafter a required balance of not less than $[●], which represents not less than [●]% of the aggregate securitization value of the actual pool of leases and the related leased vehicles as of the cutoff date.

•	Overcollateralization of at least $[●] as described herein.

•	[Interest rate [cap] [swap] agreement(s) with [●], as [cap provider][swap counterparty], to mitigate the risk associated with an increase in the floating interest rate of each class of the floating rate notes, if any.]

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee[(2)](3)
Asset-Backed Notes	$[●][(2)]	[●]%	$[●]	$[●]

(1)	Estimated solely for the purpose of calculating the registration fee.
[(2)	$[●] of the registration fee related to the securities offered hereby is being offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $[●] of unsold Asset Backed Notes registered under Registration Statement No. 333-195774 filed on May 7, 2014 and amended by Amendment No. 1 to Form S-3 filed on August 27, 2014.]
(3)	$[●] has been previously paid.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

[●]	[●]	[●]

The date of this prospectus is [●] [●], 20[●]

i

(continued)

Important Notice About Information Presented in this Prospectus

We have started this prospectus with several introductory sections describing the issuing entity and the notes in abbreviated form, followed by a more complete description of the terms. The introductory sections are:

1. Summary of Terms—gives a brief introduction to the notes to be offered; and

2. Risk Factors—describes briefly some of the risks to investors of a purchase of the notes.

Cross-references are included in this prospectus that direct you to more detailed descriptions of a particular topic. You can also find references to key topics in the Table of Contents in this prospectus.

You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption “Index of Terms” beginning on page [●] in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to give you different information. We make no claim with respect to the accuracy of the information in this prospectus as of any date other than the date stated on the cover page. We are not offering the notes in any jurisdiction where it is not permitted.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms “we,” “us” and “our” refer to Nissan Auto Leasing LLC II.

Whenever we use words like “intends,” “anticipates” or “expects,” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement.

Reports to Noteholders

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes, the leases and the leased vehicles will be prepared by Nissan Motor Acceptance Corporation (“NMAC”), and sent on behalf of the issuing entity to the indenture trustee, who will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports available to noteholders each month via its Internet website, which is presently located at [●]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. NMAC, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Nissan Auto Lease Trust 20[●]-[●]” and file number 333-[●].

The depositor and Nissan-Infiniti LT have filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. Copies of the Registration Statement will be provided free of charge upon written request to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067. The Registration Statement is available for inspection without charge at the public reference facilities maintained at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS AUTHORIZED TO CARRY ON A REGULATED ACTIVITY (“AUTHORIZED PERSONS”) UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM, AS AMENDED (“FSMA”), OR TO PERSONS OTHERWISE HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED, (THE “ORDER”), OR TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED.

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND NO ONE FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE, AS IMPLEMENTED IN THE RELEVANT MEMBER STATE, FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE OR SUPPLEMENT A PROSPECTUS PURSUANT TO ARTICLE 16 OF THE PROSPECTUS DIRECTIVE, IN EACH CASE IN RELATION TO SUCH OFFER. NONE OF THE ISSUING ENTITY, THE DEPOSITOR NOR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH OR SUPPLEMENT A PROSPECTUS FOR SUCH OFFER. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED, INCLUDING BY DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

v

TRANSACTION OVERVIEW

•	The special unit of beneficial interest or SUBI represents a beneficial interest in specific titling trust assets
•	The SUBI represents a beneficial interest in a pool of closed end vehicle leases and the related Nissan and Infiniti leased vehicles
•	The UTI represents titling trust assets not allocated to the SUBI or any other special unit of beneficial interest similar to the SUBI and the issuing entity has no rights in either the UTI assets or the assets of any other SUBI

FLOW OF

FUNDS*

*	This chart provides only a simplified overview of the priority of the monthly distributions. The order in which funds will flow each month as indicated above is applicable for so long as no event of default has occurred and the notes have not been accelerated. For more detailed information or for information regarding the flow of funds upon the occurrence of an event of default, please refer to “Distributions on the Notes – Events of Default” in this prospectus for a further description.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding and is qualified in its entirety by the full description of this information appearing elsewhere in this prospectus. You should carefully read this prospectus in its entirety to understand all of the terms of the offering.

Issuing Entity	Nissan Auto Lease Trust 20[●]-[●], or the “issuing entity”. The issuing entity was established by a trust agreement dated as of [●], as amended and restated as of the closing date, and will be the entity that issues the notes and the certificates.

Depositor	Nissan Auto Leasing LLC II, or the “depositor”. You may contact the depositor by mail at One Nissan Way, Room 5-124, Franklin, Tennessee 37067 or by calling (615) 725-1121.

Sponsor, Servicer and Administrative Agent	Nissan Motor Acceptance Corporation, or “NMAC”.

Indenture Trustee	[●], or the “indenture trustee”.

Owner Trustee	[●], or the “owner trustee”.

Asset Representations Reviewer	[●], or the “asset representations reviewer”.

[Cap Provider][Swap Counterparty]	[If the issuing entity enters into an interest rate [cap][swap] agreement as described under “—Interest Rate [Cap][Swap] Agreement”, [●] will be the [cap provider][swap counterparty]. The long-term credit rating assigned to the [cap provider][swap counterparty] is at least [●] or its equivalent by the rating agencies defined below in “— Ratings.” The short-term credit rating assigned to the [cap provider][swap counterparty] is at least [●] or its equivalent by such rating agencies.]

Titling Trust (also the Issuing Entity with respect to the 20[●]-[●] SUBI certificate)	Nissan-Infiniti LT.

Titling Trustee	NILT, Inc., or the “titling trustee”.

[UTI Beneficiary]	[NILT Trust].

[Statistical Cut-off Date]	[The statistical cutoff date for the leases and leased vehicles in the statistical pool used in preparing the statistical information presented in this prospectus is the close of business on [●], which we refer to as the “statistical cut-off date.”]

Cut-off Date	Close of business on [●], 20[●].

Closing Date	On or about [●], 20[●].

Offered Notes

The offered notes [will] [may] consist of the Class A-1 notes, the Class A-2[a notes, the Class A-2b] notes, the Class A-3 notes, and the Class A-4 notes, as described on the cover page of this prospectus. [The Class A-2a notes and the Class A-2b notes are referred to in this prospectus collectively as the “Class A-2 notes.” If issued, the Class A-2b notes will be floating rate notes. All other classes of offered notes will be fixed rate notes. The allocation of the principal balance between the Class A-2a notes and the Class A-2b notes will be determined on the day of pricing of the notes offered hereunder. The principal balance of the Class A-2 notes may be allocated entirely to the Class A-2a notes or the Class A-2b notes, with no principal balance allocated to the Class A-2b notes or Class A-2a notes, respectively, in which case no Class A-2b notes or Class A-2a notes, respectively would be issued.

One or more classes of notes may be retained in whole or in part by the depositor or conveyed to an affiliate of the depositor.

Certificates

The issuing entity will also issue certificates, which represent 100% of the undivided beneficial interest in the issuing entity. The issuing entity is not offering the certificates hereby. [All of] [[●]% of]] the certificates will initially be issued to the depositor but may be sold or otherwise transferred by the depositor on or after the closing date.

The certificates will represent fractional undivided interests in the issuing entity and will not bear interest. The issuing entity will not make any distributions to the holders of the certificates on any payment date until all interest on and principal of the notes [and any net swap payments and swap termination payments due to the swap counterparty, if any, under the interest rate swap agreement(s)] that is due and payable on that payment date has been paid in full.

Terms of the Notes

Payment Dates:

Interest on and principal of each class of notes will be payable on the 15th day of each month, unless the 15th day is not a business day, in which case the payment will be made on the following business day. The first payment will be made on [●][15], 20[●].

Denominations:

The notes will be issued in minimum denominations of $[●] and integral multiples of $[●] in excess thereof.

Per annum interest rates:

Each class of notes will have a [fixed][or adjustable] rate of interest (which we refer to in this prospectus as [“fixed rate notes”][or “floating rate notes,” respectively]), as follows:

Class	Interest Rates
Class A-1 notes:	[●]	%
[Class A-2a notes]:	[●]	%
[Class A-2b notes]:	[●]	%
Class A-3 notes:	[●]	%
Class A-4 notes:	[●]	%

Accrual Periods and Payments:

The issuing entity will pay interest on the notes monthly, on the 15th day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date”. The first payment date is [●] 15, 20[●]. On each payment date, payments on the notes will be made to holders of record as of the last business day preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date”.

•	Interest on the Class A-1 notes [and the Class A-2b notes] will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the following payment date.

•	Interest on the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes will accrue from and including the 15th day of the calendar month preceding each payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the 15th day of the month in which such payment date occurs.

•	Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

•	The issuing entity will pay interest on the Class A-1 notes [and the Class A-2b notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and Class A-2b notes] will be the product of (i) the outstanding principal balance of the Class A-1 notes [or Class A-2b notes, as applicable,] before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date divided by 360.

•	The issuing entity will pay interest on the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes will be the product of (i) the outstanding principal balance of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 (or the first payment date, the number of days from and including the closing date to but excluding [●] 15, 20[●] (assuming a 30 day calendar month)), divided by 360.

•	Interest payments on all classes of notes will have the same priority, and

•	Interest payments on each class of notes will be paid[, pro rata with any senior swap termination payment to the swap counterparty, if any,] on a pro rata basis.

Principal:

Principal of the notes will be payable on each payment date (other than after the occurrence of an event of default under the indenture and an acceleration of the notes (unless and until the acceleration has been rescinded)) to the Class A-1 notes, until the principal amount thereof is reduced to zero, then to the Class A-2 notes [(pro rata between the Class A-2a notes and the Class A-2b notes, if applicable)], until the amount thereof is reduced to zero, then to the Class A-3 notes, until the amount thereof is reduced to zero and then to the Class A-4 notes, until the amount thereof is reduced to zero.

Principal payments on the notes will be made from all available amounts after the servicing fee has been paid[, any net swap payment has been paid to the swap counterparty,] certain advances have been reimbursed and after payment of interest on the notes.

Interest and Principal Payments after an Event of Default:

On each payment date after the occurrence of an event of default under the indenture and an acceleration of the notes (unless and until the acceleration has been rescinded), available amounts (after [the swap counterparty, if any, has been paid any net swap payment due under the interest rate swap agreement(s), if any and] the servicing fee has been paid to the servicer and fees and expenses have been paid to the indenture trustee, the owner trustee and the asset representations reviewer) will be applied to pay: (a) first, [on a pro rata basis, (i) to the swap counterparty, any senior swap termination payments, and (ii)] interest on the Class A-1 notes, the Class A-2 notes [(pro rata between the Class A-2a notes and the Class A-2b notes, if applicable)], the Class A-3 notes and the Class A-4 notes, on a pro rata basis, based on the amount of the noteholders’ interest distributable amount due to such class, until the accrued interest on such classes has been paid in full, (b) second, principal of the Class A-1 notes, until the outstanding principal balance of the Class A-1 notes has been paid in full, and (c) third, principal of the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)], the Class A-3 notes and the Class A-4 notes, on a pro rata basis, based on the respective outstanding principal balances of those classes of notes, until the outstanding principal balances of those classes of notes have been paid in full.

Final Scheduled Payment Dates: The outstanding principal balance of each class of notes is due on the final scheduled payment date for that class:

Class	Final Scheduled Payment Date
A-1	[●], 20[●]
[A-2a]	[●], 20[●]
[A-2b]	[●], 20[●]
A-3	[●], 20[●]
A-4	[●], 20[●]

For more detailed information concerning payments of principal, you should refer to “The Notes — Principal” and “Distributions on the notes” in this prospectus.

Priority of Payments

On each payment date prior to an acceleration of the notes (or after any such acceleration has been rescinded), the servicer will allocate available amounts with respect to the related collection period as described below and will instruct the indenture trustee (or, if the notes have been paid in full, the owner trustee) to make the following deposits and distributions in the following order of priority:

•	[to the servicer, for reimbursement of any outstanding advances,]

•	to the servicer, the servicing fees, together with any unpaid servicing fees in respect of one or more prior collection periods,

•	[on a pro rata basis, (a) to the swap counterparty, any senior swap termination payments for that payment date and (b)] on a pro rata basis (based on the amounts due to each class) to the noteholders, interest on the notes,

•	to the noteholders, principal on the notes in the amounts and priority described under “The Notes—Principal,”

•	to the reserve account, an amount, if any, necessary to increase the balance of funds therein to the reserve account requirement,

•	to the indenture trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the indenture but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days,

•	to the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the trust agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days,

•	to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the asset representations review agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days, and
•	to the an account for distribution to the certificateholders, any remaining amounts.

Optional Purchase

NMAC, as servicer, has the option to purchase or cause to be purchased all of the assets of the issuing entity on any payment date on which the then-outstanding principal amount of the notes is less than or equal to [●]% of the initial principal amount of the notes. If the servicer exercises this option, any notes that are outstanding at that time will be prepaid in whole at a redemption price equal to their unpaid principal amount plus accrued and unpaid interest.

For more information regarding the optional purchase, you should refer to “Additional Information Regarding the Securities — Optional Purchase” in this prospectus.

[Advances

The servicer is required to advance to the issuing entity (i) lease payments that are due but unpaid by the lessees and (ii) proceeds from expected sales on leased vehicles for which the related leases have terminated during the related collection period. The servicer will not be required to make any advance if it determines that it will not be able to recover an advance from future payments on the related lease or leased vehicle.

For more detailed information on advances and reimbursement of advances, you should refer to “Description of the Servicing Agreement — Advances” in this prospectus.]

Events of Default

The occurrence and continuation of any of the following events will be an “event of default” under the indenture:

•	the issuing entity fails to pay interest on any note within five days after such interest is due;

•	the issuing entity fails to pay the principal of any note in full on its final scheduled payment date or redemption date;

•	the issuing entity materially defaults in the observance or performance of any covenant or agreement of the issuing entity, or any representation or warranty of the issuing entity made in the indenture or in any certificate or other writing delivered under the indenture that proves to have been inaccurate in any material respect at the time made, which default or inaccuracy materially and adversely affects the interests of the noteholders, and the continuation of that default or inaccuracy for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (A) such failure is capable of remedy within 90 days or less and (B) a majority of the outstanding principal amount of the notes, voting as a single class, consent to such longer cure period) after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of notes holding not less than the majority of the aggregate outstanding principal amount of the notes, voting as a single class; or

•	certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity (which, if involuntary, remains unstayed for more than 90 days).

If an event of default occurs and is continuing, the indenture trustee or holders of at least a majority of the outstanding principal amount of the notes, voting as a single class, may declare the principal of the notes immediately due and payable. That declaration, under limited circumstances, may be rescinded by the holders of at least a majority of the outstanding principal amount of the notes voting as a single class. After an event of default and the acceleration of the notes (unless and until such acceleration has been rescinded), funds on deposit in the collection account and the reserve account will be applied to pay principal of and interest on the notes in the order and amounts specified “Distribution on the Notes—Priority of Payments” in this prospectus[, and to pay amounts owing to the swap counterparty, if any, pursuant to the interest rate swap agreement(s), if any]. In addition, after an event of default and acceleration of the notes, the indenture trustee or the noteholders may elect to exercise certain remedies described in “Description of the Indenture—Remedies Upon an Event of Default.”.

For more detailed information regarding the events constituting an event of default and the remedies available following such default, you should refer to “Description of the Indenture — Events of Default” and “—Remedies Upon an Event of Default” in this prospectus.

[Statistical Information]

[The statistical information in this prospectus is based on the leases and leased vehicles in a statistical pool as of the statistical cutoff date. The leases and leased vehicles allocated to a special unit of beneficial interest in the Titling Trust, which is also called a SUBI, on the closing date will be selected from the statistical pool or other leases and leased vehicles owned by the titling trust. The characteristics of the actual pool of leases and leased vehicles allocated to the SUBI on the closing date may vary somewhat from the characteristics of the leases and leased vehicles in the statistical pool described in this prospectus, although the sponsor and the depositor do not expect the variance to be material.]

The SUBI Certificate

Motor vehicle dealers in the NMAC network of dealers have assigned closed-end retail lease contracts and have sold the related Nissan and Infiniti leased vehicles — which may include Nissan and Infiniti automobiles, minivans, sport utility vehicles and light-duty trucks — to Nissan-Infiniti LT. The leases have been or will be underwritten using the underwriting criteria described in this prospectus under “The Sponsor — Loan and Lease Underwriting Procedures.”

On or before the closing date, Nissan-Infiniti LT will establish a special unit of beneficial interest, which is also called a “SUBI” and allocate to such SUBI (the “20[●]-[●] SUBI”) certain leases and related leased vehicles owned by Nissan-Infiniti LT. Each lease and the related leased vehicle allocated to the 20[●]-[●] SUBI will be selected based on criteria specified in a servicing agreement among NMAC, as servicer, NILT Trust, as UTI Beneficiary, and Nissan-Infiniti LT.

The 20[●]-[●] SUBI will be represented by a SUBI certificate representing a beneficial interest in the 20[●]-[●] SUBI (the “20[●]-[●] SUBI certificate”). Upon the creation of the 20[●]-[●] SUBI, Nissan-Infiniti LT will issue the 20[●]-[●] SUBI certificate to NILT Trust, as UTI Beneficiary. NILT Trust, as UTI Beneficiary, will then sell the 20[●]-[●] SUBI certificate to Nissan Auto Leasing LLC II pursuant to a SUBI certificate transfer agreement. The 20[●]-[●] SUBI certificate will be resold by Nissan Auto Leasing LLC II to the issuing entity pursuant to a trust SUBI certificate transfer agreement in exchange for the notes and certificates issued by the issuing entity.

The 20[●]-[●] SUBI certificate will evidence an indirect beneficial interest, rather than a direct ownership interest, in the related SUBI assets. By holding the 20[●]-[●] SUBI certificate, the issuing entity will receive an amount equal to all payments made on or in respect of the SUBI assets, except as described under “Risk Factors — Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes” in this prospectus. Payments made on or in respect of all other titling trust assets will not be available to make payments on the notes and the certificates. The 20[●]-[●] SUBI certificate is not offered to you under this prospectus.

Assets of the Issuing Entity

The primary assets of the issuing entity will consist of the 20[●]-[●] SUBI certificate representing the beneficial interest in a pool of closed-end Nissan and Infiniti leases, the related Nissan and Infiniti leased vehicles and related assets, including the right to receive all monthly payments under the leases and the amounts realized from all sales of the related leased vehicles received in each case after the close of business on [●] (the “cut off date”), [along with payments due under each interest rate [cap][swap] agreement, if any, for each class of floating rate notes, if any,] together with amounts in various accounts, including a reserve account.

As of the close of business, the [statistical] cutoff date, the leases and the related leased vehicles in the [statistical] pool had:

•	an aggregate securitization value of $[●],

•	an aggregate discounted base residual value of the related leased vehicles of $[●] (approximately [●]% of the aggregate securitization value),

•	a weighted average original lease term of approximately [●] months,

•	a weighted average remaining term to scheduled maturity of approximately [●] months,

•	[Insert disclosure required by instruction to Item 1103(a)(2) of Regulation AB, if applicable, of modifications made to the pool assets after origination,] and

•	[to the extent material, insert a description of data regarding the accounts in the pool at closing that have been restored or re-aged.]

As of the cutoff date, the leases and the related leased vehicles allocated to the 20[●]-[●] SUBI will have an aggregate securitization value of not less than $[●].

The securitization value of each lease and the related leased vehicle will be the sum of the present value of (i) the remaining monthly payments payable under the lease, and (ii) the base residual of the leased vehicle. For purposes of presenting the pool information in this prospectus, the present value calculations will be made using a discount rate of [●]%.

The base residual is the lowest of (a) the residual value of the related leased vehicle at the scheduled termination of the lease established by Automotive Lease Guide in [[●] 20[●]] as a “mark-to-market” value without making a distinction between value adding options and non-value adding options, (b) the residual value of the related leased vehicle at the scheduled termination of the lease established by Automotive Lease Guide in [[●] 20[●]] as a “mark-to-market” value giving only partial credit or no credit for options that add little or no value to the resale price of the vehicle, and (c) the residual value of the related leased vehicle at the scheduled termination of the lease established or assigned by NMAC at the time of origination of the lease.

As described in “Nissan Motor Acceptance Corporation — Loan and Lease Underwriting Procedures,” under NMAC’s origination process, credit applications are evaluated by NMAC’s computer auto-decisioning system and are either automatically approved, automatically rejected or forwarded for review by an NMAC credit analyst based on NMAC’s auto-decisioning system. Applications that are not either automatically approved or automatically rejected are ultimately reviewed by an NMAC credit analyst with appropriate approval authority. [●] leases, having an aggregate securitization value of $[●] (approximately [●]% of the securitization value as of the [statistical] cutoff date) were automatically approved by NMAC’s auto-decisioning system, while [●] leases, having an aggregate securitization value of $[●] (approximately [●]% of the aggregate securitization value as of the [statistical] cutoff date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC’s written underwriting guidelines. [NMAC does not consider any of the leases in the [statistical] pool to constitute exceptions to NMAC’s written underwriting guidelines.]

For more information regarding the issuing entity’s property, you should refer to “The Issuing Entity — Property of the Issuing Entity,” “The SUBI” and “The Leases” in this prospectus.

Representations and Warranties

NMAC and the depositor will each make certain representations and warranties regarding the characteristics of the leases as of the cut-off date. A breach of one or more of these representations may, subject to certain conditions, result in NMAC being obligated either to repurchase the related lease and leased vehicle or to reallocate them to the UTI. See “Description of the Servicing Agreement—Purchase of Leases Before Their Lease Maturity Dates.” This obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach those representations and warranties.

If the issuing entity, the owner trustee, the indenture trustee or an investor requests that NMAC reallocate or repurchase any lease due to a breach of representation or warranty as described above, and the request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the depositor or NMAC, as applicable, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under “Description of the Servicing Agreement—Dispute Resolution” in this prospectus.

Review of Asset Representations

As more fully described in “Description of the Servicing Agreement —Asset Representations Review” in this prospectus, if the aggregate amount of delinquent leases exceeds certain thresholds then, subject to certain conditions, investors representing at least a majority of the voting investors, voting as a single class, may direct the asset representations reviewer to perform a review of the delinquent leases for compliance with the representations and warranties made by NMAC and the depositor. See “Description of the Servicing Agreement—Asset Representations Review” in this prospectus.

Servicing/Administration

NMAC will service the titling trust assets, including the SUBI assets. In addition, NMAC will perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the indenture, the trust agreement and certain other basic documents. On each payment date, NMAC will be paid a fee for performing its servicing and administrative obligations in an amount equal to one-twelfth of [●]% of the aggregate securitization value of the leases and leased vehicles allocated to the 20[●]-[●] SUBI certificate at the beginning of the preceding month, or in the case of the first payment date, at the cutoff date. As additional compensation, the servicer will be entitled to retain certain administrative fees charged to lessees (to the extent not needed for payment of insurance premiums, taxes or similar charges for the leased vehicles) if any, and any income from investment of funds on deposit in the collection account and the reserve account. The servicing fee will be payable from amounts collected under the leases and amounts realized from sales of the related leased vehicles, and will be paid to the servicer prior to the payment of principal of and interest on the notes.

You should refer to “Additional Information Regarding the Securities — Compensation for Servicer and Administrative Agent” in this prospectus for more detailed information regarding the servicing fees to be paid to NMAC.

Credit and Cash Flow Enhancement

The enhancement for the offered notes will be overcollateralization, the reserve account, [and the interest rate [cap][swap] agreement(s), if any]. The enhancement is intended to protect you against losses and delays in payments on your notes by absorbing losses on the leases and other shortfalls in cash flows.

Overcollateralization:

Overcollateralization is the amount by which the aggregate securitization value exceeds the aggregate outstanding principal balance of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses on the leases. The initial amount of overcollateralization will be $[●], or approximately [●]% of the aggregate securitization value as of the closing date.

The Reserve Account:

The servicer, on behalf of the issuing entity, will establish a reserve account in the name of the indenture trustee. The reserve account will be funded as follows:

•	on the closing date, the depositor will make an initial deposit into the reserve account of at least $[●], which is approximately [●]% of the aggregate securitization value of the actual pool of leases and the related leased vehicles as of the cutoff date; and

•	on each payment date while the notes remain outstanding, any excess collections remaining after payment of principal of and interest on the notes[, payments due to the swap counterparty, if any,] and various other obligations and expenses of the issuing entity will be deposited into the reserve account until the reserve account balance is equal to not less than [●]% of the aggregate securitization value of the actual pool of leases and the related leased vehicles as of the cutoff date.

On each payment date, after all appropriate deposits and withdrawals are made to and from the reserve account, any amounts on deposit in the reserve account in excess of the reserve account requirement will be released to the holders of the certificates, as beneficial owners of the issuing entity.

Funds in the reserve account on each payment date will be available to cover shortfalls in payments on the notes [and any net swap payments and senior swap termination payments then payable to the swap counterparty, if any] until the amount on deposit in the reserve account is zero. The reserve account will be pledged to the indenture trustee to secure repayment of the notes. See “Distributions on the Notes — Deposits to the Distribution Accounts; Priority of Payments” in this prospectus.

For more information regarding the reserve account, you should refer to “Security for the Notes — The Accounts — The Reserve Account” in this prospectus.

[Interest Rate Cap Agreement]

[On the closing date, for each class of the floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on each class of those notes. If LIBOR related to any payment date exceeds the cap rate of [●]%, the cap provider will pay to the issuing entity an amount equal to the product of:

•	LIBOR for the related payment date minus the cap rate of [●]%;

•	the notional amount on the cap, [which will be equal to the total outstanding principal amount on each class of the floating rate notes, if any, on the first day of the accrual period related to such payment date]; and

•	a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is [360][365].

The obligations of the cap provider under the interest rate cap agreement are unsecured.

If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired rating agencies to secure its obligations under the interest rate cap agreement(s) or arrange for an eligible substitute cap provider satisfactory to the issuing entity.

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. The issuing entity should not be required to make any payments to the cap provider under the interest rate cap agreement(s), other than an upfront payment.

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement and the cap provider, see “The Notes — Interest Rate Cap Agreement” and the “The Cap Provider” in this prospectus.]

[Interest Rate Swap Agreement]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on each class of those notes. The interest rate swap transaction for each class of floating rate notes will have an initial notional amount equal to the principal balance of the related class of floating rate notes on the closing date, which notional amount will decrease by the amount of any principal payments paid on the class of floating rate notes.

In general, under each interest rate swap agreement, if any, on each payment date the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate times the notional amount of the interest rate swap agreement for a class of floating rate notes, if any, and the swap counterparty will be obligated to pay a per annum floating interest rate payment based on one-month LIBOR times the notional amount of the corresponding interest rate swap agreement. Payments (other than swap termination payments) on the interest rate swap agreement(s), if any, will be exchanged on a net basis, and will be aggregated such that the net payments due under the interest rate swap agreement(s) for any payment date will result in a single net swap payment or net swap receipt for the payment date. Any net swap payment owed by the issuing entity to the swap counterparty on the interest rate swap ranks higher in priority than all payments on the notes.

If the issuing entity fails to make a net swap payment due under the interest rate swap agreement or if a bankruptcy event occurs with respect to the issuing entity, a senior swap termination payment may be due to the swap counterparty will be paid pro rata with payments of interest on the notes and will be higher in priority than payments of principal of the notes. Subordinated swap termination payments that may be due because of an event of default or termination event under the interest rate swap agreement not involving the issuing entity’s failure to make a net swap payment or a bankruptcy event with respect to the issuing entity, will be subordinate to payments of principal of and interest on the notes.

The issuing entity’s obligation to pay any net swap payment and any other amounts due under each interest rate swap agreement is secured under the indenture by the issuing entity’s property. The issuing entity’s rights under the interest rate swap agreement are pledged under the indenture.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “The Notes — Interest — Interest Rate Swap Agreement” and “The Swap Counterparty” in this prospectus.]

Tax Status

Subject to certain assumptions and qualifications, Mayer Brown LLP, special tax counsel to the issuing entity, is of the opinion that the notes (other than such notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be classified as debt for federal income tax purposes and that the issuing entity will not be characterized as an association or publicly traded partnership taxable as a corporation. At closing, the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the Internal Revenue Service (the “IRS”) as equity of the issuing entity.

The depositor will agree, and the noteholders and beneficial owners will agree by accepting the notes or a beneficial interest therein, to treat the notes as debt for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

You should refer to “Material Federal Income Tax Consequences” in this prospectus.

ERISA Considerations

Subject to the considerations discussed under “ERISA Considerations,” the notes (other than notes initially retained by the depositor or conveyed to affiliates of the depositor) may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) that is subject to Section 4975 of the Code, or any entity deemed to hold “plan assets” of either of the foregoing (each a “Benefit Plan Investor”), as well as “governmental plans” (as defined in Section 3(32) of ERISA) and any other employee benefit plans that are subject to state, local or other law that is similar to Section 406 of ERISA or Section 4975 of the Code (collectively, with Benefit Plan Investors, referred to as “Plans”). Fiduciaries of Plans are urged to carefully review the matters discussed in this prospectus and consult with their legal advisors before making a decision to invest in the notes. See “ERISA Considerations.”

[Money Market Investment

The Class A-1 notes have been structured to be “eligible securities” for purchase by money market funds under Rule2a-7 under the Investment Company Act of 1940, as amended. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and classifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. Money market funds contemplating a purchase of the Class A-1 notes are encouraged to consult their counsel before making a purchase.]

[Certain Investment Considerations]

[The issuing entity will be structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision commonly known as the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).]

Ratings

The sponsor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (the “hired rating agencies”). The ratings of the notes will address the likelihood of payment of principal and interest on the notes according to their terms. Although the hired rating agencies are not contractually obligated to do so, we believe that each hired rating agency rating the notes will monitor the ratings using its normal surveillance procedures. Any hired rating agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired rating agencies. Any rating action taken by a rating agency, whether hired or otherwise, may not necessarily be taken by any other rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See “Risk Factors – A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes could adversely affect the market value of your notes and/or limit your ability to resell your notes” in this prospectus.

Credit Risk Retention

The depositor, a wholly owned subsidiary of NMAC, will be the initial holder of the issuing entity’s certificates. NMAC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity. For a description of the issuing entity’s assets and liabilities as of the closind ate, see “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity” in this prospectus.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of Regulation AB of any hedges materially related to the credit risk of the securities.]

[For securities issued after December 24, 2016:]

[Pursuant to the federal interagency credit risk retention rules, codified at 17 C.F.R. Part 246 (“Regulation RR”), NMAC is required to retain an economic interest in the credit risk of the leases and leased vehicles, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity’s certificates, which NMAC expects to have a fair value of [between $[●] and] $[●], which is [between [●]% and] [●]% of the fair value of all of the notes and certificates issued by the issuing entity. For a description of the valuation methodology used to calculate the [range of] fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”]

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR.

Registration under the Securities Act

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase the notes of any class.

Payment priorities increase risk of loss or delay in payment to certain notes

Based on the priorities described under “Distributions on the Notes” in this prospectus, classes of notes that receive payments, particularly principal payments, before other classes will be repaid more rapidly than the other classes of notes. In addition, because principal of each class of notes will be paid sequentially (so long as no event of default has occurred), classes of notes that have higher sequential numerical class designations (i.e., 2 being higher than 1) will be outstanding longer and therefore will be exposed to the risk of losses on the leases during periods after other classes of notes have been receiving most or all amounts payable on their notes, and after which a disproportionate amount of credit enhancement may have been applied and not replenished.

Because of the priority of payment on the notes, the yields of the Class A-2 notes, Class A-3 notes and Class A-4 notes will be relatively more sensitive to losses on the leases and the timing of such losses than the Class A-1 notes. Accordingly, the Class A-3 and Class A-4 notes will be relatively more sensitive to losses on the leases and the timing of such losses than the Class A-1 notes and the Class A-2 notes. The Class A-4 notes will be relatively more sensitive to losses on the leases and the timing of such losses than the Class A-1 notes, the Class A-2 notes and the Class A-3 notes. If the actual rate and amount of losses exceed your expectations, and if amounts in the reserve account are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

Classes of notes that receive payments earlier than expected are exposed to greater reinvestment risk, and classes of notes that receive principal later than expected are exposed to greater risk of loss. In either case, the yields on your notes could be materially and adversely affected.

You must rely for repayment only upon the issuing entity’s assets which may not be sufficient to make full payments on your notes	Your notes are asset backed securities issued by and represent obligations of the issuing entity only and do not represent obligations of or interest in NMAC, Nissan Auto Leasing LLC II or any of their respective affiliates. Distributions on the notes will depend solely on the amount and timing of payments and other collections in respect of the related leases, disposition proceeds of the related leased vehicles and the credit enhancement for the notes specified in this prospectus. We cannot assure you that these amounts will be sufficient to make full and timely distributions on your notes. The notes and the leases will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity or, by any provider of credit enhancement.

You may experience a loss if defaults on the leases or residual value losses exceed the available credit enhancement	The issuing entity does not have, nor is it permitted or expected to have, any significant assets or sources of funds other than the 20[●]-[●] SUBI certificate[, together with its right to payments under any [swap][cap] agreement and] available funds in the trust accounts. The notes represent obligations solely of the issuing entity and will not be insured or guaranteed by any entity. Accordingly, you will rely primarily upon collections on the leases and disposition proceeds of the related leased vehicles allocated to the 20[●]-[●] SUBI, to the extent available and any credit enhancement for the issuing entity. Funds on deposit in the reserve account will cover delinquencies on the leases and losses on the leases and leased vehicles up to a certain amount. However, if delinquencies and losses exceed the available credit enhancement you may experience delays in payments due to you and you could suffer a loss. You will have no claim to any amounts properly distributed to the transferor or to others from time to time.

The residual values for the leased vehicles established by NMAC are future projections that are based on projections by Automotive Lease Guide, as described in this prospectus. There is no guarantee that the assumptions regarding future events that are used to determine residual values will prove to be correct. If the residual values of the leased vehicles allocated to the 20[●]-[●] SUBI are substantially higher than the sales proceeds actually realized upon the sale of the leased vehicles, you may suffer losses if the available credit enhancement is exceeded.

For a discussion of factors that may contribute to residual value losses, you should refer to “Risk Factors — Used car market factors may increase the risk of loss on your investment,” “— Increased turn-in rates may increase losses” and “The Sponsor — Determination of Residual Values,” “Risk Factors — The concentration of leased vehicles to particular models could negatively affect the pool assets” and “— The geographic concentration of the leases, economic factors and lease performance could negatively affect the pool assets” in this prospectus.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated	If an event of default occurs and the notes are accelerated, the assets of the issuing entity may be liquidated. If a liquidation occurs close to the date when one or more classes of notes would otherwise be paid in full, repayment of those classes might be delayed while liquidation of the assets is occurring. It is difficult to predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, the amount received from liquidation may be less than the aggregate principal amount of the outstanding notes. In that circumstance, the principal amount of some classes of notes will not be paid in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of one or more classes of notes to be paid before the related final scheduled payment date will involve the prepayment risks described under “Risk Factors — Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption, reallocation of the leases and the leased vehicles from the 20[●]-[●] SUBI or early termination of the issuing entity” in this prospectus.

The timing of principal payments is uncertain	The amount of distributions of principal on the notes and the time when you receive those distributions depend on the rate of payments and losses relating to certain leases and leased vehicles, which cannot be predicted with certainty. Those principal payments may be regularly scheduled payments or unscheduled payments like those resulting from prepayments or liquidations of defaulted leases. You will bear any reinvestment risks resulting from a faster or slower rate of payments of certain leases and leased vehicles.

Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption, reallocation of the leases and the leased vehicles from the 20[●]-[●] SUBI or early termination of the issuing entity

You may receive payment of principal of your notes earlier than you expected for the reasons set forth below. You may not be able to invest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes.

The amount of principal distributed on your notes and the time when you receive those distributions depend on the rate of payments and losses relating to the leases and the leased vehicles. Prepayments, liquidations of defaulted leases, reallocations from the 20[●]-[●] SUBI of leases and the related vehicles that do not meet certain eligibility criteria or events of default that result in an acceleration of payments on the notes will shorten the life of the notes to an extent that cannot be fully predicted.

The servicer may be required to reallocate from the 20[●]-[●] SUBI certain leases and leased vehicles if there is a breach of the representations and warranties relating to those leases or leased vehicles or if the servicer extends the term of those leases beyond certain limits set forth in the servicing agreement. In connection with such reallocation, the servicer will be obligated to pay the issuing entity an amount equal to (i) the present value of the monthly payments remaining to be made under the affected lease, discounted at a rate specified in this prospectus, (ii) the residual value of the leased vehicle and (iii) any delinquent payments not paid by the lessee. The servicer will also be entitled to purchase the 20[●]-[●] SUBI certificate from the issuing entity when the aggregate outstanding principal balance of the notes is less than or equal to [●]% of the initial principal balance of the notes as of the closing date.

Further, the leases allocated to the 20[●]-[●] SUBI may be prepaid, in full or in part, voluntarily or as a result of defaults, theft of or damage to the related leased vehicles or for other reasons. For example, a lessee under certain circumstances may elect to terminate the lease prior to its maturity in order to enter into a new lease contract for a different Nissan or Infiniti vehicle. In the case of such early termination, any payments due and payable by the lessee will be paid and deposited into the related collection account within the time period required for the servicer to deposit collections into the related collection account.

Each of these payments will have the effect of accelerating the payment of principal and shortening the average lives of the notes. For these reasons, the servicer cannot predict the actual prepayment rates for the leases. You will bear any reinvestment risks resulting from a faster or slower rate of payments of the leases and the leased vehicles, including the risk that available investments at that time have lower interest rates than the rates offered by your notes.

For more information regarding prepayments or delinquencies, you should refer to “Maturity, Prepayment and Yield Considerations” and “Prepayments, Delinquencies, Repossessions and Net Losses” in this prospectus. For more information regarding the servicer’s obligation to reallocate leases and leased vehicles from the 20[●]-[●] SUBI, you should refer to “Description of the Servicing Agreement

— Sale and Disposition of Leased Vehicles” and “—Purchase of Leases Before Their Lease Maturity Dates” in this prospectus. For more information regarding the optional purchase by the servicer, you should refer to “Additional Information Regarding the Securities — Optional Purchase” in this prospectus. For more detailed information regarding the collection procedures for leases that have terminated, defaulted or become uncollectible, you should refer to “The Sponsor — Collection and Repossession Procedures,” “The Sponsor — Extensions and Pull-Forwards,” “The Leases — Early Termination,” and “Description of the Servicing Agreement — Realization Upon Liquidated Leases” in this prospectus.

Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes

Because the 20[●]-[●] SUBI will represent a beneficial interest in the related SUBI assets, you will be dependent on payments made on the leases allocated to the 20[●]-[●] SUBI and proceeds received in connection with the sale or other disposition of the related leased vehicles for payments on your notes. The issuing entity will not have a direct ownership interest in the leases or a direct ownership interest or perfected security interest in the leased vehicles — which will be titled in the name of the titling trust or the titling trustee on behalf of the titling trust. It is therefore possible that a claim against or lien on the leased vehicles or the other assets of the titling trust could limit the amounts payable in respect of the 20[●]-[●] SUBI certificate to less than the amounts received from the lessees of the leased vehicles or received from the sale or other disposition of the leased vehicles.

Further, liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the titling trust (including the leases and the leased vehicles allocated to the 20[●]-[●] SUBI) and could be used to satisfy unfunded ERISA obligations of any member of a controlled group that includes NMAC and its affiliates. Because these liens could attach directly to the leases and leased vehicles allocated to the 20[●]-[●] SUBI and because the issuing entity does not have a prior perfected security interest in the assets of the 20[●]-[●] SUBI, these liens could have priority over the interest of the issuing entity in the assets of the 20[●]-[●] SUBI. See “— If ERISA liens are placed on the titling trust assets, you could suffer a loss” in this prospectus.

To the extent a third-party makes a claim against, or files a lien on, the assets of the titling trust, including the leased vehicles allocated to the 20[●]-[●] SUBI, it may delay the disposition of those leased vehicles or reduce the amount paid to the holder of the 20[●]-[●] SUBI certificate. If that occurs, you may experience delays in payment or losses on your investment.

For more information on the effect of third-party claims or liens on payment of the notes, you should refer to “Additional Legal Aspects of the Titling Trust and the SUBI — Allocation of Titling Trust Liabilities,” “— The SUBI,” “Additional Legal Aspects of the Leases and the Leased Vehicles — Security Interests” and “Risk Factors — The issuing entity may not have a perfected security interest in leases evidenced by electronic contracts” in this prospectus.

The failure to make principal payments on the notes prior to the applicable Final Scheduled Payment Date will generally not result in an event of default	The amount of principal required to be paid to you prior to the applicable final scheduled payment date set forth in this prospectus generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note before the applicable final scheduled payment date generally will not result in an event of default until the applicable final scheduled payment date for the notes.

[This prospectus provides information regarding the characteristics of the leases and the related leased vehicles in the statistical pool as of the statistical cutoff date that may differ from the characteristics of the leases and the related leased vehicles allocated to the 20[●]-[●] SUBI on the closing date as of the cutoff date.	This prospectus describes the characteristics of the leases and related leased vehicles in the statistical pool as of the statistical cutoff date. The leases and related leased vehicles allocated to the 20[●]-[●] SUBI on the closing date may have characteristics that differ somewhat from the characteristics of the leases and related leased vehicles in the statistical pool described in this prospectus. We do not expect the characteristics (as of the cutoff date) of the leases and related leased vehicles allocated to the 20[●]-[●] SUBI on the closing date to differ materially from the characteristics (as of the statistical cutoff date) of the leases and related leased vehicles in the statistical pool described in this prospectus, and each lease and related leased vehicle to be allocated to the 20[●]-[●] SUBI on the closing date must satisfy the eligibility criteria specified in the transaction documents. If you purchase a note, you should not assume that the characteristics of the leases and related leased vehicles allocated to the 20[●]-[●] SUBI on the closing date will be identical to the characteristics of the leases and related leased vehicles in the statistical pool disclosed in this prospectus.]

The geographic concentration of the leases, economic factors and lease performance could negatively affect the pool assets	As of the [statistical] cutoff date, NMAC’s records indicate that the billing addresses of the lessees in the [statistical] pool were most highly concentrated in the following states:

State	Percentage of Aggregate Securitization Value
[●]	[●]	%
[●]	[●]	%
[●]	[●]	%
[●]	[●]	%
[●]	[●]	%
[●]	[●]	%

No other state, based on the billing addresses of the lessees, accounted for more than 5.00% of the aggregate securitization value of the leases as of the [statistical] cutoff date. Economic conditions, extreme weather conditions, natural or man made disasters or other factors affecting these states in particular could adversely affect the delinquency, credit loss, repossession or prepayment experience of the issuing entity.

Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases	Information regarding credit scores for the lessees obtained at the time of origination of the related lease is presented in “The Leases — Characteristics of the Leases — General” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Neither the depositor, the sponsor nor any other party will make any representations or warranties as to any lessee’s current credit score or the actual performance of any lease or that a particular credit score should be relied upon as a basis for an expectation that a lease will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under “Prepayments, Delinquencies, Repossessions and Net Losses — Delinquency, Repossession and Credit Loss Information” and “— Residual Value Loss Experience” was affected by several variables, including general economic conditions and market residual values, that are likely to differ in the future. Therefore, there can be no assurance that the net loss experience calculated and presented in this prospectus with respect to NMAC’s managed portfolio of leases will reflect actual experience with respect to the leases allocated to the 20[●]-[●] SUBI. There can be no assurance that the future delinquency or loss experience of the servicer with respect to the leases will be better or worse than that set forth in this prospectus with respect to NMAC’s managed portfolio.

The concentration of leased vehicles to particular models could negatively affect the pool assets	The [●],[●] and [●] models represent approximately [●]%, [●]% and [●]%, respectively, of the aggregate securitization value of the leases allocated to the [statistical] pool as of the [statistical] cutoff date. Any adverse change in the value of a specific model type would reduce the proceeds received at disposition of a related leased vehicle. As a result, you may incur a loss on your investment.

Risk of loss or delay in payment may result from delays in the transfer of servicing due to the servicing fee structure	Because the servicing fee is structured as a percentage of the aggregate securitization value of the leases and leased vehicles, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the aggregate outstanding securitization value of the leases and leased vehicles has been repaid. Due to the reduction in servicing fee as described in the foregoing, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under such circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs and other market factors	Historical residual value loss experience on leased vehicles is partially attributable to new car pricing policies of all manufacturers. Discount pricing incentives or other marketing incentive programs on new cars by Nissan North America, Inc. or by its competitors that effectively reduce the prices of new vehicles may have the effect of reducing demand by consumers for used vehicles. In addition, the pricing of used vehicles is affected by supply and demand for such vehicles, which in turn is affected by consumer tastes, economic factors, fuel costs, the introduction and pricing of new vehicle models and other factors, including concerns about the viability of the related vehicle manufacturer and/or an actual failure or bankruptcy of the related vehicle manufacturer. In addition, decisions by Nissan North America, Inc. with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. The reduced demand for used vehicles resulting from discount pricing incentives, other marketing incentive programs introduced by Nissan North America, Inc. or any of its competitors or other market factors may reduce the prices consumers will be willing to pay for used vehicles, including leased vehicles included in the pool assets at the end of the related leases and thus reduce the residual value of such leased vehicles. As a result, the proceeds received by the titling trust upon disposition of leased vehicles may be reduced and may not be sufficient to pay amounts owing on the notes.

Lack of liquidity in the secondary market and financial market disruptions may adversely affect your notes

There will be no market for the notes prior to their issuance, and there can be no assurance that a secondary market will develop after such issuance. Recent events in the global financial markets, including the failure, acquisition or government seizure of several major financial institutions, the establishment of government programs to assist financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the deleveraging of structured investment vehicles, hedge funds, financial institutions and other entities, and the lowering of ratings on certain asset-backed securities, caused a significant reduction in liquidity in the secondary market for asset-backed securities. There can be no assurance that future events will not occur that could have a similar adverse effect on the liquidity of the secondary market. Illiquidity can have a severely adverse effect on the market value of the securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes. See “Risk Factors – You may have difficulty selling your notes and/or obtaining your desired price due to the absence of a secondary market” in this prospectus.

Furthermore, the global financial markets have recently experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns regarding sovereign debt may spread to other countries at any time. There can be no assurance that this uncertainty related to the sovereign debt of various countries will not lead to further disruption of the financial and credit markets in the United States, which could adversely affect the market value of your notes.

You may have difficulty selling your notes and/or obtaining your desired price due to the absence of a secondary market

The notes will not be listed on any securities exchange. Therefore, in order to sell your notes, you must first locate a willing purchaser. The absence of a secondary market for the notes could limit your ability to resell them. Currently, no secondary market exists for the notes. We cannot assure you that a secondary market will develop. The underwriters intend to make a secondary market for the offered notes by offering to buy the offered notes from investors that wish to sell. However, the underwriters are not obligated to make offers to buy the offered notes and they may stop making offers at any time. In addition, the underwriters’ offered prices, if any, may not reflect prices that other potential purchasers would be willing to pay were they given the opportunity. There have been times in the past where there have been very few buyers of asset backed securities and, thus, there has been a lack of liquidity. There may be similar lack of liquidity at times in the future.

As a result of the foregoing restrictions and circumstances, you may not be able to sell your notes when you want to do so and you may not be able to obtain the price that you wish to receive.

Used car market factors may increase the risk of loss on your investment	The used car market is affected by supply and demand, consumer tastes, economic factors, fuel costs, marketing incentives and manufacturer decisions on pricing of new car models. For instance, introduction of a new model with additional equipment not reflected in the manufacturer’s suggested retail price may impact the resale value of the existing portfolio of similar model types. Discount pricing incentives or other marketing incentive programs on new cars by Nissan North America, Inc. or by its competitors that effectively reduce the prices of new cars may have the effect of reducing demand by consumers for used cars. Other factors that are beyond the control of the issuing entity, the depositor and the servicer could also have a negative impact on the value of a vehicle. If the proceeds actually realized upon the sale of the leased vehicles are substantially lower than the residual values originally established by NMAC, you may suffer a loss on your investment.

Increased turn-in rates may increase losses	Losses may be greater as turn-in rates upon the expiration of leases increase because more used cars would be available on the used car market. Under each lease, the lessee may elect to purchase the related vehicle at the expiration of the lease for an amount generally equal to the stated residual value established at the inception of the lease. Lessees who decide not to purchase their related vehicles at lease expiration will expose the issuing entity to possible losses if the sale prices of such vehicles in the used car market are less than their respective stated residual values. The level of turn-ins at termination of the leases could be adversely affected by lessee views on vehicle quality, the relative attractiveness of new models available to the lessees, sales and lease incentives offered with respect to other vehicles (including those offered by NMAC), the level of the purchase option prices for the related vehicles compared to new and used vehicle prices and economic conditions generally. The early termination of leases by lessees may affect the number of turn-ins in a particular month. If losses resulting from increased turn-ins exceed the credit enhancement available for the notes, you may suffer a loss on your investment.

Retention of the notes by the depositor or an affiliate of the depositor may reduce the liquidity of such notes	Some or all of one or more classes of notes may be retained by the depositor or conveyed to certain specified affiliates of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes of that class already in the market could be adversely affected.

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes could adversely affect the market value of your notes and/or limit your ability to resell your notes	The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability. The ratings reflect the hired NRSRO’s assessment of the creditworthiness of the leases, the credit enhancement on the notes and the likelihood of repayment of the notes. There can be no assurance that the leases and/or the notes will perform as expected or that the ratings will not be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the leases, errors in analysis or otherwise. None of the depositor, the sponsor or any of their affiliates will have any obligation to replace or supplement any credit enhancement or to take any other action to maintain any ratings on the notes. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor has hired [two] NRSROs and will pay them a fee to assign ratings on the notes. The sponsor has not hired any other NRSRO to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under SEC rules, information provided to a hired NRSRO for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired NRSROs, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired NRSROs, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired NRSRO for the purpose of assigning or monitoring the ratings on the notes, a hired NRSRO could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the leases and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

Potential rating agency conflict of interest and regulatory scrutiny

We note that it may be perceived that the hired NRSROs have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the rating agencies for their rating services.

Furthermore, the hired NRSROs have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes

The issuing entity may not have a perfected security interest in leases evidenced by electronic contracts	As described in “The Leases — Electronic Contracting” in this prospectus NMAC, on behalf of the titling trust, has contracted with a third-party to originate and maintain custody of certain of the contracts in electronic form through the third-party custodian’s technology system. The third-party custodian’s technology system is designed to enable the titling trust to perfect its security interest in the leases evidenced by electronic records by satisfying the Uniform Commercial Code’s requirements for “control” of electronic chattel paper. In order for the titling trust to have “control” of an item of electronic chattel paper, (a) there must be a “single authoritative copy” of the electronic record or records comprising such electronic chattel paper that is readily distinguishable from all other copies and which identifies the titling trust as the assignee of the chattel paper, (b) all other copies of the electronic chattel paper must indicate that they are not the “authoritative copy” of the electronic chattel paper, (c) any revisions to the authoritative copy of the electronic chattel paper must be readily identifiable as either authorized or unauthorized revisions and (d) authorized revisions of the electronic chattel paper cannot be made without the participation of the titling trust.

However, another person could acquire an interest in an electronic contract that is superior to the interest of the titling trust (and accordingly the issuing entity’s interest), if (a) the titling trust ceases to have “control” over the items of electronic chattel paper that are maintained on behalf of the titling trust by the third-party custodian and (b) another party acquires ownership or a collateral security interest in the electronic chattel paper and perfects its security interest either by filing a financing statement or taking “control” over the electronic chattel paper. The titling trust could also lose “control” over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the third-party custodian’s technology system a person other than the titling trust were able to modify or duplicate the authoritative copy of the contract.

Although the titling trust’s interest in the electronic contracts has been perfected by filing financing statements, the fact that the titling trust’s interest in the electronic contracts may not be perfected by control may affect the priority of the issuing entity’s interest in such leases. For example, the issuing entity’s interest in the leases could be junior to another party with a prior perfected security interest in the inventory of the originating dealer, which security interest would attach to the leases as proceeds of the inventory.

There can be no assurances that the third-party’s technology system will perform as represented to the servicer in maintaining the systems and controls required to provide assurance that the titling trust maintains control over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

The issuing entity will represent that the servicer, as an agent of the issuing entity, maintains control of leases to the extent evidenced by electronic contracts. However, the law governing perfecting security interests in electronic contracts by control is relatively recent. As a result, there is a risk that the systems employed by the third-party to maintain control of the electronic contracts may not be sufficient as a matter of law to perfect by “control” the titling trust’s security interest (and accordingly, the issuing entity) in the leases evidenced by electronic contracts.

The titling trust has made the representations described above, in part in reliance on opinions of counsel delivered to it and NMAC. However, as a result of the foregoing, the titling trust (and accordingly, the issuing entity) may not have a perfected security interest in certain leases or its security interest, although perfected, could be junior to that of another party. The fact that the titling trust (and accordingly, the issuing entity) may not have a perfected security interest in certain of the leases, or may have a perfected security interest that is junior to that of another party, may affect the titling trust’s ability on behalf of the issuing entity to repossess the underlying leased vehicles. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your investment in the notes.

A depositor, sponsor or UTI beneficiary bankruptcy could delay or limit payments to you

Following a bankruptcy or insolvency of the depositor, sponsor or the UTI beneficiary, a court could conclude that the 20[●]-[●] SUBI certificate is owned by the depositor, sponsor or the UTI beneficiary, instead of the issuing entity. This conclusion could be either because the transfer of the 20[●]-[●] SUBI certificate from the UTI beneficiary to the depositor was not a true sale or because the court concluded that the depositor or the issuing entity should be consolidated with the sponsor or the UTI beneficiary for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you, or you may not ultimately receive all amounts due to you as a result of:

•       the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States bankruptcy code that permit substitution for collateral in limited circumstances,

•       tax or government liens on the servicer’s or the depositor’s property (that arose prior to the transfer of the 20[●]-[●] SUBI certificate to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes, and

•       the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in the leased vehicles allocated to the 20[●]-[●] SUBI and may not have a perfected security interest in any cash collections of the leases and leased vehicles allocated to the 20[●]-[●] SUBI held by the servicer at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of the servicer, the depositor or certain related entities may affect the issuing entity and the notes, you should refer to “Additional Legal Aspects of the Titling Trust and the SUBI — Insolvency Related Matters” in this prospectus.

Factors affecting the information management systems of NMAC may increase the risk of loss on your investment	The success of your investment depends upon the ability of the servicer, NMAC, to store, retrieve, process and manage substantial amounts of information. If NMAC or any of these providers experiences interruptions or losses in its information processing capabilities, its business, financial conditions, results of operations and ultimately your notes may suffer.

Adverse events with respect to NMAC, its affiliates or third party servicers to whom NMAC outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes	Adverse events with respect to NMAC, its affiliates or a third party servicer to whom NMAC outsources its activities may result in servicing disruptions or reduce the market value of your notes. NMAC currently outsources some of its activities as servicer to third party servicers. In the event of a termination and replacement of

NMAC as the servicer, or if any of the third party servicers cannot perform its activities, there may be some disruption of the collection activity with respect to delinquent leases and therefore delinquencies and credit losses could increase. As servicer, NMAC will be required to reallocate certain leases that do not comply with representations and warranties made by the servicer (for example, representations relating to the compliance of the lease contracts with applicable laws). If NMAC becomes unable to reallocate any of those leases or make the related payment to the issuing entity, investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, NMAC is an indirect wholly-owned subsidiary of Nissan Motor Co., Ltd. Although Nissan Motor Co., Ltd. is not guaranteeing the obligations of the issuing entity, if Nissan Motor Co., Ltd. ceased to manufacture vehicles or support the sale of vehicles or if Nissan Motor Co., Ltd faced financial or operational difficulties, those events may reduce the market value of Nissan and Infiniti vehicles, and ultimately the amount realized on any Nissan or Infiniti leased vehicle, including the leased vehicles allocated to the 20[●]-[●] SUBI.

You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds

So long as NMAC is the servicer, if each condition to making monthly deposits described in “Security for the Notes—The Accounts” is satisfied, NMAC, as the servicer, may retain all payments on the leases received from the related lessees and all proceeds relating to the leases and the leased vehicles collected during a collection period until the business day preceding the related payment date. During this time, the servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. On or before the business day preceding the related payment date, the servicer must deposit into the collection account, all payments on the leases received from the lessees and all proceeds relating to the leases and the leased vehicles collected during the related collection period. If the servicer is unable to deposit these amounts into the collection account, you might incur a loss on your notes.

For more information regarding NMAC’s duties with respect to segregation of collections, you should refer to “Description of the Servicing Agreement — Collections — Monthly Remittance Condition” in this prospectus.

Failure to comply with consumer protection laws could result in a loss	Federal and state consumer protection laws, including the federal Consumer Leasing Act of 1976 and Regulation M enforced by the CFPB, impose requirements on retail lease contracts such as the leases. The failure by the titling trust to comply with these requirements may give rise to liabilities on the part of the titling trust or the issuing entity (as owner of the 20[●]-[●] SUBI certificate). Further, many states have adopted “lemon laws” that provide vehicle users certain rights with respect to substandard vehicles. A successful claim under a lemon law could result in, among other things, the termination of the related lease and/or the requirement that a portion of payment previously paid by the lessee be refunded. NMAC, as servicer, will represent and warrant that each lease complies with applicable law in all material respects. If that representation and warranty relating to any lease allocated to the

20[●]-[●] SUBI proves incorrect, materially and adversely affects the interest of the issuing entity, and is not timely cured, NMAC, as servicer, will be required to repurchase the beneficial interest in the noncompliant lease and repurchase the related leased vehicle from the issuing entity. To the extent that NMAC fails to make such repurchase, or to the extent that a court holds the titling trust or the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the titling trust or the issuing entity. If sufficient funds are not available to make both payments to lessees and on your notes, you may suffer a loss on your investment in the notes.

For a discussion of federal and state consumer protection laws which may affect the leases, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles — Consumer Protection Law” in this prospectus.

Federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes	If a lessee sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the lessee’s obligations to repay amounts due on its lease. As a result, that lease could be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.

Risks associated with legal proceedings relating to leases	From time to time, NMAC is a party to legal proceedings, and is presently a party to, and is vigorously defending, various legal proceedings, including proceedings that are or purport to be class actions. Some of these actions may include claims for rescission and/or set-off, among other forms of relief. NMAC, as servicer, will make representations and warranties relating to the leases’ compliance with law and the issuing entity’s ability to enforce the lease contracts. If there is a breach of any of these representations or warranties, the issuing entity’s sole remedy will be to require NMAC to repurchase the affected leases. NMAC believes each such proceeding constitutes ordinary litigation incidental to the business and activities of major lending institutions, including NMAC. However, if NMAC failed to repurchase such affected leases in the event of a breach of any of the representations or warranties, or if the issuing entity were held liable in any lawsuit by a lessee, you may experience delays in payments or principal losses on your notes.

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Although the Dodd-Frank Act itself became effective on July 22, 2010, many of its provisions had delayed implementation dates or required implementing regulations to be issued. A number of these implementing regulations still have not been issued. The Dodd-Frank Act is extensive and significant legislation that, among other things:

•       created a liquidation framework for the resolution of certain bank holding companies and other nonbank financial companies, defined as “covered financial companies,” in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the resolution of certain of their respective subsidiaries, defined as “covered subsidiaries,” in the event such a subsidiary is in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on financial stability or economic conditions of the United States;

•       created a new framework for the regulation of over-the-counter derivatives activities;

•       expanded the regulatory oversight of securities and capital markets activities by the SEC; and

•       created the Consumer Financial Protection Bureau (“CFPB”), a new agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of certain non-despository institutions and large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. The CFPB recently issued a final rule expanding its authority to larger participants in the automobile financing market. The final rule became effective on August 31, 2015. Under the definitions included in the final rule, NMAC is considered a larger participant and certain automobile leases would be considered “financial products or services” subject to oversight by the CFPB. Consequently, NMAC is subject to the supervisory and examination authority of the CFPB. See “Additional Legal Aspects of the Leases and the Leased Vehicles — Consumer Financial Protection Bureau” in the accompanying prospectus.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, implementing regulations require securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as NMAC. Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. A number of these implementing rules still have not been issued. As such, in many respects, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for several years or longer. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the leases, and on the regulation and supervision of the servicer, the sponsor, the originator, the depositor, the issuing entity and/or their respective affiliates.

In addition, no assurances can be given that the liquidation framework for the resolution of “covered financial companies” or their “covered subsidiaries” would not apply to NMAC or its affiliates, the issuing entity or the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of the leases as further described under “Additional Legal Aspects of the SUBI and the Titling Trust — Dodd-Frank Orderly Liquidation Framework — FDIC’s Repudiation Power under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes. See “Additional Legal Aspects of the SUBI and the Titling Trust — Dodd-Frank Orderly Liquidation Framework” in this prospectus.

[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.

The leases allocated to the 20[●]-[●] SUBI on the closing date will provide for level monthly payments, while the floating rate notes will bear interest at a floating rate based on LIBOR plus an applicable spread. Even though the issuing entity will issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all securities, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all securities.]

[Risks of delays, reductions and/or accelerations in the payments of interest on or principal of the notes associated with the interest rate swap agreement(s)

[The issuing entity will enter into an interest rate swap transaction for each class of floating rate notes, if any, under a separate interest rate swap agreement because the assets owned by the issuing entity generate payments at fixed rates, while each of the Class A-[●] notes, if any such class is issued, will bear interest at a floating rate. The issuing entity may use payments made by the swap counterparty to make interest and other payments on each payment date.

During those periods in which the weighted average of the floating rates payable by the swap counterparty is substantially greater than the weighted average of the fixed rates payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be used to pay principal of the notes. If the swap counterparty fails to pay a net swap receipt, and collections on the leases and leased vehicles and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal of your notes.

During those periods in which the weighted average of the floating rates payable by the swap counterparty under the interest rate swap agreement(s) is less than the weighted average of the fixed rates payable by the issuing entity under the related interest rate swap agreement(s), the issuing entity will be obligated to make a net swap payment to the swap counterparty. The issuing entity’s obligation to pay a net swap payment to the swap counterparty is secured by the issuing entity’s property.

[A downgrade, suspension or withdrawal of any rating of the swap counterparty by a rating agency then rating the notes may result in the downgrade, suspension or withdrawal of the ratings assigned by that rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the swap counterparty of its obligations under the interest rate swap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.]

An event of default may result in payments on your notes being accelerated. The swap counterparty’s right to receive a net swap payment will be higher in priority than all payments on the notes. If a net swap payment is due to the swap counterparty on a payment date and there are insufficient collections and insufficient funds on deposit in the reserve account to make payments of interest on and principal of the notes, you may experience delays and/or reductions in payments of the interest on and principal of your notes.

As more fully described in this prospectus in “The Notes — Interest Rate Swap Agreement(s),” an interest rate swap agreement, if any, generally may not be terminated except upon failure of either party to the interest rate swap agreement to make payments when due; a bankruptcy of either party to the interest rate swap agreement or other insolvency events with respect to the swap counterparty; illegality; failure of the swap counterparty to provide financial information as required by Regulation AB or to post eligible collateral or assign the interest rate swap agreement to an eligible counterparty if it is unable to provide that financial information, certain tax or merger events that affect the swap counterparty’s creditworthiness or ability to make payments, or any other breach of the interest rate swap agreement on the part of the swap counterparty; a material misrepresentation by the swap counterparty in the interest rate swap agreement; or failure of the swap counterparty to obtain a guarantee, post collateral, assign the interest rate swap agreement to an eligible counterparty or take other remedial action if the swap counterparty’s credit ratings drop below the levels required by the interest rate swap agreement. In any early termination, a termination payment may be due to the issuing entity or to the swap counterparty and such termination payment could be substantial.

If the swap counterparty, if any, fails to make a termination payment owed to the issuing entity under an interest rate swap agreement, if any, the amount available to pay principal of and interest on the notes will be reduced.

If an interest rate swap agreement is terminated and collections and funds on deposit in the reserve account are insufficient to make payments of interest on and principal of your notes, you may experience delays and/or reductions in the interest on and principal of your notes.]

[Risks of delays, reductions and/or accelerations in the payments of interest on or principal of the notes associated with the interest rate cap agreement(s)

The amounts available to the issuing entity to pay interest on and principal of all classes of the notes depend in part on the operation of the interest rate cap agreement(s) and the performance by the cap provider of its obligations under the interest rate cap agreement(s). The ratings of all the notes take into account the provisions of the interest rate cap agreement(s) and the ratings currently assigned to the cap provider.

During those periods in which the floating rate is substantially greater than the cap rate of [●]%, the issuing entity will be more dependent on receiving payments from the cap provider in order to make payments on the notes. If the cap provider fails to pay the amounts due under the interest rate cap agreement(s), the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade, suspension or withdrawal of any rating of the cap provider by a rating agency then rating the notes may result in the downgrade, suspension or withdrawal of the ratings assigned by that rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the cap provider of its obligations under the interest rate cap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.

Certain events (including some that are not within the control of the issuing entity or the cap provider) may cause the termination of the interest rate cap agreement. Certain of these events will not cause a termination of the interest rate cap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate cap agreement. The holders of any class of notes may not have sufficient voting interests to cause or to prevent a termination of the interest rate cap agreement. In an early termination, a termination payment may be due to the issuing entity. The amount of any termination payment will be based on the market value of the interest rate cap agreement. Any termination payment could be substantial. If the cap provider fails to make a termination payment owed to the issuing entity, the amount available to pay interest on and principal of the notes will be reduced. In addition, if the notes are accelerated after the interest rate cap agreement terminates, the indenture trustee may under certain circumstances liquidate the assets of the issuing entity. Liquidation would likely accelerate payment of all notes that are then outstanding. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Additionally, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of a class of notes to be paid before the related Final Scheduled Payment Date will involve prepayment risks.

The proceeds of any liquidation of the assets of the issuing entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of notes. [In addition, termination of the interest rate cap agreement may under certain circumstances constitute an event of default under the indenture.] If this occurs and the notes are accelerated, the priority of payments of all notes will change from pro rata payments of interest followed by sequential payments of principal to pro rata payments of interest followed by payments of principal of the Class A-1 notes first, followed by pro rata payment of principal of the Class A-2 notes, the Class A-3 notes, and the Class A -4 notes. As a result, a class of notes with an earlier maturity may absorb a smaller amount of losses than a class of notes with a later maturity.]

The continuing effects of the economic downturn and other economic factors may adversely affect the performance of the leases, which could result in losses on the notes.	The United States has experienced a period of economic slowdown and a recession, and the continuing effects of this downturn, including economic uncertainty, a slow pace of recovery or a renewed downturn, may adversely affect the performance of the leases. Periods of high unemployment, decreased home values and lack of availability of credit may lead to increased delinquency and default rates by lessees, as well as decreased consumer demand for cars and trucks and reduced used vehicle prices, which could increase the amount of a loss if the lease defaults. This period may be accompanied by decreased consumer demand for vehicles, increased turn-in rates and declining market values of off-lease vehicles, which further increases the amount of a loss if a lease default occurs. Significant increases in the inventory of used vehicles during periods of economic slowdown or recession may also depress the prices at which off-lease vehicles may be sold or delay the timing of these sales. Delinquencies and losses on car and truck leases generally have increased during the economic downturn and may continue to increase.

In addition, higher future energy and fuel prices could reduce the amount of disposable income that consumers have available to lease vehicles as well as reduce the demand for vehicles (especially less fuel-economical vehicles), thereby reducing the residual value of leased vehicles. Higher energy costs could cause business disruptions, which could cause unemployment and a further or deepening economic downturn. Decreased consumer demand could cause obligors to potentially become delinquent in making payments or default if they are unable to make payments on the leases. The trust’s ability to make payments on the notes could be adversely affected if the related obligors are unable to make timely payments or if the residual values of leased vehicles decline.

While certain economic factors have improved recently, other factors, such as unemployment, have not yet improved. If the economic downturn worsens, or continues for a prolonged period of time, delinquencies and losses on the leases could continue to increase, which could result in losses on the notes.

See Prepayments, Delinquencies, Repossessions and Net Losses – Delinquency, Repossession, and Credit Loss Information and “Static Pool Information” in this prospectus for delinquency and loss information regarding certain leases and leased vehicles originated and serviced by NMAC.

Natural or man-made disasters may adversely affect the performance of the leases	Extreme weather conditions, epidemics, terrorist attcks or other natural or man-made disasters and their immediate consequences could cause substantial business disruptions, economic losses, unemployment and an economic downturn in national or local areas. If any of those events occurred, affected lessees’ ability or willingness to make payments on their leases, the value of used vehicles or the servicer’s ability to administer the leases could be adversely affected and accordingly the issuing entity’s ability to make payments on the notes could be adversely affected.

You may experience reduced returns and delays on your notes resulting from a vehicle recall	Lessees that lease motor vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, their lease payments. Vehicle recalls may also result in increased turn-ins. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles or turn-ins may be sold or delay the timing of those sales in the used car market. If the default rate on the leases allocated to the 20[●]-[●] SUBI on the closing date increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your notes. If any of these events materially affect collections on the units allocated to the 20[●]-[●] SUBI on the closing date, you may experience delays in payments or principal losses on your notes. See also “Risk Factors — Increased turn-in rates may increase losses” in this prospectus.

Because the notes are in book-entry form, your rights can only be exercised indirectly	Because the notes will be issued in book-entry form, you will be required to hold your interest in the notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear

System in Europe or Asia. Transfers of interests in the notes within The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank/S.A./NV as operator of the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption ‘‘Additional Information Regarding the Notes — Definitive Notes” in this prospectus. Unless and until the notes cease to be held in book-entry form, the indenture trustee will not recognize you as a “noteholder” and the owner trustee will not recognize you as a “Securityholder,” as those terms are used in the indenture, the trust agreement and the servicing agreement. As a result, you will only be able to exercise the rights as a noteholder indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream Banking, société anonyme and Euroclear Bank S.A./NV as operator of the Euroclear System (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge or transfer your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market because certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

Interest on and principal of the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of those notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

The notes are not suitable investments for all investors	The notes are complex investments that are not a suitable investment if you require a regular predictable schedule of payments. The notes should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, residual value, default and market risk, the tax consequences of an investment and the interaction of these factors.

If ERISA liens are placed on the titling trust assets, you could suffer a loss	Liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the titling trust and could be used to satisfy unfunded ERISA obligations of any member of a controlled group that includes NMAC and its affiliates. Because these liens could attach directly to the leases and leased vehicles and because the issuing entity does not have a prior perfected security interest in the assets included in the 20[●]-[●] SUBI, these liens could have priority over the interest of the issuing entity in the assets included in the 20[●]-[●] SUBI. As of the date of this prospectus, neither NMAC nor any of its affiliates had any material unfunded liabilities with respect to their respective defined benefit pension plans. However, if an ERISA liability were asserted, you may suffer a loss on your investment in the notes.

The return on your notes could be reduced by shortfalls due to military action

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the leases is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the leases and the leased vehicles.

The federal Servicemembers Civil Relief Act, as amended, and similar state laws may provide relief to lessees who enter active military service and to lessees in reserve status who are called to active duty after the originations of their leases. Current U.S. military operations and rising tensions in other regions may continue to involve military operations that will increase the number of citizens who have been called or will be called to active duty. The Servicemembers Civil Relief Act provides that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including non-payment. Furthermore, under the Servicemembers Civil Relief Act, a lessee may terminate a lease of a vehicle at any time after commencement of active duty if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days; or (ii) the lessee, while in the military, executes a lease contract for a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or for deployment for active duty for a period of not less than 180 days. No early termination charges may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a defaulted vehicle during the related obligor’s period of active duty and, in some cases, may require the servicer to extend the maturity of the lease contract and readjust the payment schedule for a period of time after the completion of the obligor’s military service. If a lessee’s obligation to make lease payments is adjusted or extended, or if the lease is terminated early and no early termination charge is imposed, the servicer will not be required to advance those amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes and the certificates.

For more information regarding the effect of the Servicemembers Civil Relief Act and other similar legislation, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles — Consumer Protection Law” in this prospectus.

Vicarious tort liability may result in a loss	Some states allow a party that incurs an injury involving a vehicle to sue the owner of the vehicle merely because of that ownership. As owner of the vehicles, the titling trust may be subject to these lawsuits. Most, but not all, states, however, either prohibit these vicarious liability suits against leasing companies or limit the lessor’s liability to the amount of liability insurance that the lessee was required to carry under applicable law but failed to maintain.

On August 10, 2005, President George W. Bush signed into law the Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), Pub. L. No. 109-59. The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and to reduce the likelihood of vicarious liability being imposed on the titling trust. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that such laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a 2006 case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of cases that are pending in other jurisdictions and their impact are uncertain at this time.

The servicer maintains liability insurance on behalf of the titling trust, and NMAC is a named insured under the titling trust’s applicable insurance policies. However, this coverage is subject to deductibles and claims could be imposed against the assets of the titling trust which could exceed that coverage. In the event the servicer fails to maintain this liability insurance coverage, the deductible is not satisfied or the insurance coverage protecting the titling trust is insufficient to cover, or does not cover, a material claim, that claim could be satisfied out of the proceeds of the leased vehicles and leases allocated to the 20[●]-[●] SUBI for your series of notes and you could incur a loss on your investment.

For a discussion of the possible liability of the origination trust in connection with the use or operation of the leased vehicles, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles — Vicarious Tort Liability” in this prospectus.

OVERVIEW OF THE TRANSACTION

Please refer to page [●] for a diagram providing an overview of the transaction described in this prospectus. You can find a listing of the pages where the principal terms are defined under “Index of Principal Terms” in this prospectus beginning on page [●].

All of the motor vehicle dealers in the Nissan Motor Acceptance Corporation (“NMAC” or, the “sponsor”) network of dealers have entered into agreements with NMAC or Infiniti Financial Services (“IFS”), which is a division of NMAC, pursuant to which they have assigned and will assign retail closed-end motor vehicle lease contracts that have been originated by those dealers and funded by NMAC or IFS to Nissan-Infiniti LT, a Delaware statutory trust (the “titling trust”). The titling trust was created in July 1998 to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases. The titling trust issued to NILT Trust (the “UTI Beneficiary”) a beneficial interest in the undivided trust interest (the “UTI”) representing the entire beneficial interest in the unallocated assets of the Titling Trust. See “The Titling Trust — Property of the Titling Trust” in this prospectus. On or prior to the closing date, the UTI Beneficiary will instruct the trustee of the Titling Trust:

•	to establish a special unit of beneficial interest (the “20[●]-[●] SUBI”) and

•	to allocate from the UTI to the 20[●]-[●] SUBI a separate portfolio of leases (the “leases”), the related vehicles leased under the leases (the “leased vehicles”), the cash proceeds associated with such leases, the security deposits made by the lessees, the certificates of title relating to the leased vehicles and the right to receive payments under any insurance policy relating to the leases, the leased vehicles or the related lessees.

The 20[●]-[●] SUBI will represent the entire beneficial interest in the leases, leased vehicles and other assets associated with such leases and leased vehicles referenced above (collectively, the “SUBI Assets”). Upon the creation of the 20[●]-[●] SUBI, the portfolio of leases and leased vehicles will no longer constitute assets of the titling trust represented by the UTI, and the interest in the titling trust assets represented by the UTI will be reduced accordingly. The 20[●]-[●] SUBI will represent an indirect beneficial interest, rather than a direct legal interest, in the related SUBI Assets. The 20[●]-[●] SUBI will not represent a beneficial interest in any titling trust assets other than the related SUBI Assets. Payments made on or in respect of any titling trust assets other than the SUBI Assets will not be available to make payments on the notes or the certificates. The UTI Beneficiary may from time to time cause special units of beneficial interest similar to the 20[●]-[●] SUBI (each, an “Other SUBI”) to be created. The issuing entity (and, accordingly, the securityholders) will have no interest in the UTI, any Other SUBI or any assets of the titling trust allocated to the UTI or any Other SUBI. See “The Titling Trust” and “The SUBI” in this prospectus.

On the date of initial issuance of the notes and the certificates (the “closing date”), the titling trust will issue a certificate evidencing the 20[●]-[●] SUBI (the “20[●]-[●] SUBI certificate”) to or upon the order of the UTI Beneficiary. The UTI Beneficiary will then sell, transfer and assign its beneficial interests in the 20[●]-[●] SUBI represented by the 20[●]-[●] SUBI certificate to Nissan Auto Leasing LLC II (the “depositor”). The depositor will in turn sell, transfer and assign the 20[●]-[●] SUBI certificate to Nissan Auto Lease Trust 20[●]-[●], a Delaware statutory trust (the “issuing entity”). The issuing entity will issue notes (the “notes”) in an aggregate principal amount of $[●] (the “initial note balance”) and asset backed certificates (the “certificates”) representing the beneficial interest in the issuing entity to the depositor in consideration for the 20[●]-[●] SUBI certificate and will pledge the 20[●]-[●] SUBI certificate to the indenture trustee as security therefor. The holders of the notes are referred to in this prospectus as the “noteholders,” and the holders of the certificates are referred to herein as the “certificateholders.” The notes and the certificates are collectively referred to in this prospectus as the “securities,” and the holders of the securities are referred to as “securityholders.” Each note will represent an obligation of, and each certificate will represent a fractional beneficial interest in, the issuing entity. Payments in respect of the certificates will be subordinated to payments in respect of one or more classes of notes to the extent described in this prospectus.

The notes are the only securities being offered hereby. The depositor initially will retain all of the certificates.

The sponsor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (each, a “hired rating agency”). See “Ratings of the Notes” in this prospectus for further information concerning the ratings assigned to the notes, including the limitations of such ratings.

THE ISSUING ENTITY

General

Nissan Auto Lease Trust 20[●]-[●], the issuing entity, is a Delaware statutory trust and will be governed by the amended and restated trust agreement to be dated as of the closing date (the “Trust Agreement”), between Nissan Auto Leasing LLC II, the depositor, and [●], as owner trustee (the “owner trustee”).

The issuing entity will issue the notes pursuant to an indenture, to be dated as of the closing date (the “Indenture”), between the issuing entity and [●], as indenture trustee (the “indenture trustee” and, together with the owner trustee, the “trustees”), and will issue the certificates pursuant to the Trust Agreement.

The issuing entity will not engage in any activity other than as duly authorized in accordance with the terms of the Trust Agreement. On the closing date, the authorized purposes of the issuing entity will be limited to:

1.	issuing the securities;

2.	acquiring the 20[●]-[●] SUBI certificate and the other property of the issuing entity and proceeds therefrom;

2.	assigning and pledging the property of the issuing entity to the indenture trustee;

3.	making payments on the notes and the certificates;

4.	entering into and performing its obligations under each Basic Document to which it is a party;

5.	subject to compliance with the Basic Documents, engaging in such other activities [including, without limitation, entering into one or more Interest Rate [Cap][Swap] Agreement(s), if any] as may be required in connection with conservation of the property of the issuing entity (the “issuing entity’s property”) and the making of distributions to the [swap counterparty,] holders of the notes and the certificates; and

6.	engaging in other activities that are necessary, suitable or convenient to accomplish, or that are incidental to or connected with, any of the foregoing activities.

The term “Basic Documents” refers collectively to the Indenture, together with the SUBI Trust Agreement, the Trust Agreement, the Servicing Agreement, the Trust Administration Agreement, the SUBI Certificate Transfer Agreement, the Trust SUBI Certificate Transfer Agreement[, the Interest Rate [Cap][Swap] Agreement(s), if any], the Asset Representations Review Agreement, the 20[●]-[●] SUBI certificate, the securities, and the Agreement of Definitions dated as of the closing date among the Titling Trust, NMAC, the depositor, the issuing entity, the UTI Beneficiary, NILT, Inc., the owner trustee and the indenture trustee (the “Agreement of Definitions”).

On the closing date, NMAC will make a capital contribution to the issuing entity to pay for a portion of the cost of acquiring the 20[●]-[●] SUBI certificate and the other property of the issuing entity.

The issuing entity may not engage in any additional activities other than in connection with the foregoing purposes or other than as required or authorized by the terms of the Basic Documents.

Securities owned by the issuing entity, the depositor, the servicer and their respective affiliates will be entitled to all benefits afforded to the securities except that they generally will not be deemed to be outstanding for the purpose of making requests, demands, authorizations, directions, notices, consents or other action under the Basic Documents unless all other outstanding securities are owned by the issuing entity, the depositor, the servicer or their respective affiliates.

The issuing entity’s principal office will be in [●], in care of the owner trustee, at the address listed below under “The Owner Trustee, the Indenture Trustee and the Titling Trustee.” The fiscal year of the issuing entity begins on April 1 of each year. The depositor, on behalf of the issuing entity, will file with the Securities and Exchange Commission (the “SEC”) periodic reports of the issuing entity required to be filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC thereunder. For more information on where you can obtain a copy of these and other reports, you should refer to “Report to Noteholders” in this prospectus.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date, as if the issuance and sale of the securities had taken place on that date:

Amount
20[●]-[●] SUBI (Securitization Value as of the cutoff date)	$	[●]
Reserve Account – Initial Balance	$	[●]
Total	$	[●]

The following table illustrates the expected liabilities of the issuing entity as of the closing date:

Amount
Class A-1 notes	$	[●]
[Class A-2a notes]	$	[●]
[Class A-2b notes]	$	[●]
Class A-3 notes	$	[●]
Class A-4 notes	$	[●]
Total	$	[●]

[The issuing entity may be liable for payments to the swap counterparty as described in this prospectus under “The Notes – Interest Rate Swap Agreement”.

Property of the Issuing Entity

On the closing date, the depositor will transfer the 20[●]-[●] SUBI certificate to the issuing entity pursuant to the Trust 20[●]-[●] SUBI Certificate Transfer Agreement. The issuing entity will then pledge its interest in the 20[●]-[●] SUBI certificate to the indenture trustee under the Indenture. See “The SUBI — Transfers of the SUBI Certificate” in this prospectus.

After giving effect to the transactions described in this prospectus, the issuing entity’s property will include:

•	the 20[●]-[●] SUBI certificate, evidencing a 100% beneficial interest in the SUBI Assets, including the lease payments and right to payments received thereunder from the sale or other disposition of the leased vehicles after [●], 20[●] (the “cutoff date”), the SUBI Collection Account and the rights of the issuing entity to funds on deposit from time to time in the SUBI Collection Account and investment earnings, net of losses and investment expenses, on those amounts,

•	the Reserve Account and the rights of the issuing entity to funds on deposit from time to time in the Reserve Account (including investment earnings, net of losses and investment expenses, on amounts on deposit therein),

•	the Note Distribution Account, the rights of the issuing entity to funds on deposit from time to time in the Note Distribution Account and any other account or accounts established pursuant to the Indenture,

•	the rights of the depositor, as transferee, under the SUBI Certificate Transfer Agreement,

•	the rights of the issuing entity, as transferee, under the Trust SUBI Certificate Transfer Agreement,

•	the rights of the issuing entity as a third-party beneficiary of the Servicing Agreement, to the extent relating to the SUBI Assets, and the SUBI Trust Agreement,

•	[the rights of the issuing entity under the Interest Rate [Cap][Swap] Agreement(s), if any, and the amounts payable to the issuing entity thereunder, and]

•	all proceeds and other property from and relating to the foregoing; provided that actual sales proceeds will not constitute part of the issuing entity’s property (as described under “The Sponsor — Like Kind Exchange” in this prospectus).

The issuing entity will pledge the issuing entity’s property to the indenture trustee for the benefit of the noteholders and the certificateholders, pursuant to the Indenture [and, if applicable, the swap counterparty under the Interest Rate Swap Agreement(s), if any].

Holders of the notes and certificates will be dependent on payments made on the leases and proceeds received in connection with the sale or other disposition of the related leased vehicles for payments on the notes and certificates. Because the 20[●]-[●] SUBI will represent a beneficial interest in the related SUBI Assets, the issuing entity will not have a direct ownership interest in the leases or a direct ownership interest or perfected security interest in the leased vehicles — which will be titled in the name of the titling trust or the titling trustee on behalf of the Titling Trust. It is therefore possible that a claim or lien in respect of the leased vehicles or the titling trust could limit the amounts payable in respect of the 20[●]-[●] SUBI certificate to less than the amounts received from the lessees of the leased vehicles or received from the sale or other disposition of the leased vehicles. To the extent that a claim or lien were to delay the disposition of the leased vehicles or reduce the amount paid to the holder of the 20[●]-[●] SUBI certificate in respect of its beneficial interest in the SUBI Assets, you could experience delays in payment or losses on your investment. See “Risk Factors — A depositor, sponsor or UTI Beneficiary bankruptcy could delay or limit payments to you,” “Risk Factors — Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes,” “The SUBI,” “Additional Legal Aspects of the Titling Trust and the SUBI — The SUBI” and “Additional Legal Aspects of the Leases and the Leased Vehicles — Security Interests” in this prospectus.

THE OWNER TRUSTEE, THE INDENTURE TRUSTEE AND THE TITLING TRUSTEE

The Owner Trustee

[●] will be the owner trustee under the Trust Agreement. [●] is a [●] and its corporate trust office is located at [●].

[Insert disclosure about the owner trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

The fees and expenses and indemnity payments of the owner trustee due pursuant to the Trust Agreement will be paid by the depositor or the administrative agent (without duplication) under the Trust Agreement.

For a description of the roles and responsibilities of the owner trustee, see “Description of the Trust Agreement” and “Description of the Trust Administration Agreement” in this prospectus.

The Indenture Trustee

[●] will be the indenture trustee, registrar and paying agent under the Indenture. [●] is a [●] and its corporate trust office is located at [●].

[Insert disclosure about the indenture trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

At all times, the indenture trustee or its parent must have a long-term debt rating of Baa3 or its equivalent rating or better, or otherwise acceptable to each of the Rating Agencies. The indenture trustee must at all times satisfy all applicable requirements of the Trust Indenture Act of 1939 (the “TIA”), and in addition, have a combined capital and surplus of at least $50,000,000 (as set forth in its most recently published annual report of condition).

The indenture trustee will make each monthly statement available to the noteholders via the indenture trustee’s internet website at [●]. Noteholders with questions may direct them to the indenture trustee at [●].

The indenture trustee may resign at any time, in which event the servicer, or its successor, will be obligated to appoint a successor thereto. Noteholders representing at least a majority of the outstanding principal amount of the notes may remove the indenture trustee at any time and appoint a successor indenture trustee by so notifying the indenture trustee in writing at least 30 days prior to the effective date of such removal. The administrator of the issuing entity may also remove the indenture trustee if the indenture trustee becomes insolvent or bankrupt, becomes subject to a receiver that takes charge of it or its property, ceases to be eligible to continue in that capacity under the Indenture, or otherwise becomes legally or practically incapable of fulfilling its duties under the Indenture. In those circumstances, the servicer will be obligated to appoint a successor thereto. Any resignation or removal of the indenture trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor.

NMAC, the depositor and their respective affiliates may maintain normal commercial banking relationships with the indenture trustee and its affiliates.

The fees and expenses and indemnity payments of the indenture trustee due pursuant to the Indenture will be paid by the administrative agent under the Indenture. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable from the SUBI Collection Account solely to the extent described in “The Notes – Events of Default” and “Distributions on the Notes – Deposits to the Distribution Accounts; Priority of Payments” in this prospectus. For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture” in this prospectus.

The indenture trustee may resign at any time and the issuing entity shall remove the indenture trustee if it ceases to be eligible to continue in its capacity under the Indenture. In each of those circumstances, the issuing entity will be obligated to appoint a successor thereto.

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture” in this prospectus.

THE TITLING TRUST

General

Nissan-Infiniti LT, the Titling Trust, is a Delaware statutory trust and is governed by an amended and restated trust and servicing agreement, dated as of August 26, 1998 (the “Titling Trust Agreement”), among the UTI Beneficiary, NMAC, as servicer (the “servicer”), NILT, Inc., as trustee (the “titling trustee”), Wilmington Trust Company, as Delaware trustee (the “Delaware trustee”), and U.S. Bank National Association (“U.S. Bank”), as trust agent (in that capacity, the “trust agent”). To provide for the servicing of the assets of the titling trust, the Titling Trust, the servicer and the UTI Beneficiary have entered into a Servicing Agreement (the “Basic Servicing Agreement”), dated as of March 1, 1999. The primary business purpose of the titling trust is to take assignments of, and serve as record holder of title to, leases and leased vehicles, in order to facilitate the securitization of the leases and leased vehicles in connection with the issuance of asset backed securities.

Except as otherwise described under “Description of the SUBI Trust Agreement” in this prospectus, under the Titling Trust Agreement, the titling trust will not:

•	issue beneficial or other interests in the assets of the titling trust, notes or certificates other than (i) the 20[●]-[●] SUBI and the 20[●]-[●] SUBI certificate, (ii) one or more Other SUBI, (iii) one or more certificates representing each Other SUBI (the “Other SUBI certificates”), and (iv) the UTI and one or more certificates representing the UTI (the “UTI certificates”),

•	borrow money, except from NMAC, the UTI Beneficiary or their respective affiliates in connection with funds used to acquire leases and leased vehicles,

•	make loans,

•	invest in or underwrite securities,

•	offer notes and certificates in exchange for assets of the titling trust, with the exception of the 20[●]-[●] SUBI certificate, Other SUBI certificates and the UTI certificates,

•	repurchase or otherwise reacquire, other than for purposes of cancellation, any UTI certificate or, except as permitted by or in connection with permitted financing transactions, the 20[●]-[●] SUBI certificate or Other SUBI certificate, or

•	grant any security interest in or lien on any assets of the titling trust.

For more information regarding the titling trust and the servicing of the leases and leased vehicles, you should refer to “Description of the SUBI Trust Agreement” and “Description of the Servicing Agreement” in this prospectus.

The UTI Beneficiary

NILT Trust is the UTI Beneficiary under the Titling Trust Agreement. The sole beneficiary of the UTI Beneficiary is NMAC. The UTI Beneficiary was formed as a Delaware statutory trust in July 1998 for the sole purpose of being initial beneficiary of the Titling Trust, holding the UTI certificate, acquiring interests in one or more SUBIs, and engaging in related transactions. So long as any financings involving interests in the Titling Trust, including the transactions described in this prospectus, are outstanding, NMAC may not transfer its beneficial interest in the UTI Beneficiary. The principal offices of the UTI Beneficiary are located at One Nissan Way, Franklin, Tennessee 37067, and its telephone number is (615) 725-1224.

The Titling Trustee

NILT, Inc. acts as titling trustee of Nissan-Infiniti LT under the Titling Trust Agreement. NILT, Inc. is a Delaware corporation and a wholly-owned subsidiary of U.S. Bank National Association, which is a wholly-owned subsidiary of U.S. Bancorp. [Insert disclosure about the titling trustee as required by Items 1109, 1117 and 1119 of Regulation AB.].

Property of the Titling Trust

The assets of the titling trust (the “Titling Trust Assets”) generally consist of:

•	leases originated by dealers and assigned to the titling trust and all monies due from the lessees thereunder,

•	leased vehicles and all proceeds of those leased vehicles,

•	all of the dealers’ rights with respect to those leases and leased vehicles,

•	the rights to proceeds from any physical damage, liability or other insurance policies, if any, covering the leases or the related lessees or the leased vehicles, including but not limited to the Contingent and Excess Liability Insurance, and

•	all proceeds of the foregoing.

From time to time after the date of this prospectus, dealers may assign additional leases to the titling trust and, as described below, title the related leased vehicles in the name of the titling trust (or a nominee or trustee thereof on behalf of the Titling Trust).

Lease Origination and the Titling of Vehicles

All leases owned by the titling trust have been or will be underwritten using the underwriting criteria described under “The Sponsor — Loan and Lease Underwriting Procedures” in this prospectus. Under each lease, the titling trust (or a nominee or trustee thereof on behalf of the Titling Trust) will be listed as the owner of the related leased vehicle on the related certificate of title. Except as described below, liens will not be placed on the certificates of title, nor will new certificates of title be issued, to reflect the interest of the issuing entity, as holder of the 20[●]-[●] SUBI certificate, in the leased vehicles. The certificates of title to those leased vehicles registered in several states will, however, reflect a first lien held by the titling trust or NMAC (the “Administrative Lien”) that will exist solely to provide for delivery of title documentation of those leased vehicles to the titling trustee or the servicer. Each entity that records an Administrative Lien (other than the Titling Trust) will enter into an agreement by which it acknowledges that it has no interest in the related leased vehicles and additionally waives, quitclaims and releases any claim that it may have against the leased vehicles by virtue of such liens.

After the sale of the 20[●]-[●] SUBI certificate to the issuing entity, the servicer will be obligated, subject to certain conditions, to reallocate from the 20[●]-[●] SUBI any leases and related leased vehicles that do not meet certain representations and warranties. Those representations and warranties relate primarily to certain characteristics of the leases and do not typically relate to the creditworthiness of the related lessees or the collectibility of the leases. For more information regarding the representations and warranties made by the servicer, you should refer to “The Leases — Characteristics of the Leases — Representations, Warranties and Covenants” in this prospectus.

All leased vehicles owned by the titling trust will be held for the benefit of entities that from time to time hold beneficial interests in the Titling Trust. Those interests will be evidenced by one or more SUBIs or the UTI. Entities holding beneficial interests in the titling trust will not have a direct ownership in the related leases or a direct ownership or perfected security interest in the related leased vehicles. For further information regarding the titling of the leased vehicles and the interests of the issuing entity therein, you should refer to “Risk Factors — Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes” in this prospectus.

THE SUBI

General

The 20[●]-[●] SUBI will be issued by the titling trust under a 20[●]-[●] SUBI supplement to the Titling Trust Agreement (the “SUBI Supplement,” and together with the Titling Trust Agreement, the “SUBI Trust Agreement”), among the UTI Beneficiary, NMAC as servicer, the titling trustee, the Delaware trustee, and the trust agent. To provide for the servicing of the SUBI Assets, the Titling Trust, the servicer and the UTI Beneficiary will enter into a supplement to the Basic Servicing Agreement (the “Servicing Supplement” and together with the Basic Servicing Agreement, the “Servicing Agreement”).

The 20[●]-[●] SUBI will represent an indirect beneficial interest, rather than a direct legal interest, in the leases and the leased vehicles allocated to that 20[●]-[●] SUBI, proceeds of or payments on or in respect of the leases or leased vehicles received or due after the close of business on the cutoff date, and all other related SUBI Assets, including:

•	amounts in the SUBI Collection Account received in respect of the leases or the sale of the leased vehicles,

•	certain monies due under or payable in respect of the leases and the leased vehicles after the cutoff date, including the right to receive payments made under insurance policies relating to the leases, the leased vehicles or the related lessees, and

•	all proceeds of the foregoing.

The 20[●]-[●] SUBI will not represent a beneficial interest in any titling trust assets other than the SUBI Assets. None of the issuing entity, the noteholders and the certificateholder, in such capacity, will have an interest in the UTI, any Other SUBI or any assets of the titling trust evidenced by the UTI or any Other SUBI. Payments made on or in respect of titling trust assets not represented by the 20[●]-[●] SUBI will not be available to make payments on the notes or the certificates.

On the closing date, the titling trust will issue the 20[●]-[●] SUBI certificate evidencing the 20[●]-[●] SUBI to or upon the order of NILT Trust, as UTI Beneficiary. For more information regarding the Titling Trust, the UTI Beneficiary and the titling trustee, you should refer to “The Titling Trust” in this prospectus.

Transfers of the SUBI Certificate

Upon issuance by the Titling Trust, the 20[●]-[●] SUBI certificate will be transferred by the UTI Beneficiary to the depositor and then transferred by the depositor to the issuing entity.

Transfer of the 20[●]-[●] SUBI certificate by the UTI Beneficiary to the depositor will be made pursuant to a transfer agreement, to be dated as of the closing date (the “SUBI Certificate Transfer Agreement”). The UTI Beneficiary will covenant to treat the conveyance of the 20[●]-[●] SUBI certificate to the depositor as an absolute sale, transfer and assignment for all purposes.

Immediately after the transfer of the 20[●]-[●] SUBI certificate to the depositor, the depositor will:

•	sell, transfer and assign to the issuing entity, without recourse, all of its right, title and interest in and to the 20[●]-[●] SUBI certificate under a transfer agreement, to be dated as of the closing date (the “Trust SUBI Certificate Transfer Agreement”) and

•	deliver the 20[●]-[●] SUBI certificate to the issuing entity.

In exchange, the issuing entity will transfer to the depositor the notes and the certificates.

Immediately following the transfer of the 20[●]-[●] SUBI certificate to the issuing entity, the issuing entity will pledge its interest in the issuing entity’s property, which includes the 20[●]-[●] SUBI certificate, to the indenture trustee as security for the notes [and the swap counterparty under the Interest Rate Swap Agreements, if any].

THE DEPOSITOR

Nissan Auto Leasing LLC II (“NALL II”), the depositor, is a special purpose limited liability company that was formed under the laws of Delaware on October 24, 2001. The sole member of the depositor is NMAC. NMAC may not transfer its membership interest in the depositor so long as any financings involving interests held by the depositor at any time in the Titling Trust, including the transaction described in this prospectus are outstanding.

The limited liability company agreement of the depositor limits its activities to the following purposes:

•	acquire from, or sell to, NMAC or its dealers or affiliates its rights and interest in and to (including any beneficial interests in and to) receivables or leases arising out of or relating to the sale or lease of Nissan and Infiniti vehicles, moneys due under the receivables and the leases, security interests in the related financed or leased vehicles and proceeds from claims on the related insurance policies (collectively, the “Receivables”),

•	acquire from NMAC or any of its affiliates as the holder of the UTI one or more SUBIs and act as the beneficiary of any such SUBIs, and sell to NMAC or reallocate to the UTI certain of the leased vehicles and related leases comprising such SUBIs,

•	acquire, own and assign the Receivables and SUBIs, the collateral securing the Receivables and SUBIs, related insurance policies, agreements with dealers or lessors or other originators or servicers of the Receivables and any proceeds or rights thereto (the “Collateral”),

•	transfer the Receivables and SUBIs and/or related Collateral to a trust pursuant to one or more pooling and servicing agreements, sale and servicing agreements or other agreements (the “Transfer Agreements”) to be entered into by, among others, NALL II, the related trustee and the servicer of the Receivables or SUBIs,

•	authorize, sell and deliver any class of certificates or notes issued by an issuing entity under the related Transfer Agreements,

•	acquire from NMAC the notes and certificates issued by an issuing entity to which NMAC or one of its subsidiaries transferred the Receivables,

•	issue and deliver one or more series and classes of notes and certificates secured by or collateralized by one or more pools of the Receivables, the SUBIs or the Collateral,

•	sell and issue the notes and certificates secured by the SUBIs or the Receivables and the related Collateral to certain purchasers, pursuant to indentures, purchase agreements or other similar agreements (collectively, the “Purchase Agreements”),

•	loan to, or borrow from, affiliates or others or otherwise invest or apply funds received as a result of NALL II’s interest in the notes and certificates and any other income,

•	perform its obligations under the Transfer Agreements and Purchase Agreements , and

•	engage in any activity and exercise any powers permitted by limited liability companies under the laws of the State of Delaware that are related or incidental to the foregoing.

Since its formation in October 2001, NALL II has been the depositor in each of NMAC’s lease securitization transactions, and has not participated in or been a party to any other financing transactions. For more information regarding NMAC’s lease securitization program, you should refer to “The Sponsor — Securitization” in this prospectus.

On the closing date, the UTI Beneficiary will convey the 20[●]-[●] SUBI certificate to the depositor, and the depositor will immediately convey the 20[●]-[●] SUBI certificate to the issuing entity in exchange for the notes and certificates. The depositor will then sell the notes to the underwriters pursuant to an underwriting agreement. For more information regarding the transfers of the 20[●]-[●] SUBI certificate on the closing date and the sale of the notes to the underwriters, you should refer, respectively, to “The SUBI — Transfers of the SUBI Certificate” in this prospectus.

Upon the issuance of the certificates by the issuing entity, the depositor initially will retain [all][[●]%] of the certificates. As the holder of the certificates, the depositor will have various rights and obligations under the Trust Agreement, including (i) the ability to direct the owner trustee to remove the servicer upon the occurrence and continuance of a servicer default relating to, and subsequent to the payment in full of, the notes and (ii) appointment of a successor trustee upon resignation and removal of the trustee of the issuing entity. Notwithstanding the foregoing, the rights of the depositor, as holder of the certificates, to take any action affecting the issuing entity’s property will be subject to the rights of the indenture trustee under the Indenture. For more information regarding the rights and obligations of the depositor upon the initial issuance of the notes, you should refer to “Description of the Trust Agreement” in this prospectus.

The principal office of the depositor is located at One Nissan Way, Franklin, Tennessee 37067, and its telephone number is (615) 725-1127.

THE SPONSOR

General

NMAC was incorporated in the state of California in November 1981 and began operations in February 1982. NMAC is a wholly owned subsidiary of Nissan North America, Inc. (“NNA”), the primary distributor of Nissan and Infiniti vehicles in the United States. NNA is a direct wholly owned subsidiary of Nissan Motor Co., Ltd., a Japanese corporation (“NML”), which is a worldwide manufacturer and distributor of motor vehicles and industrial equipment.

NMAC provides indirect retail automobile and light-duty truck sale and lease financing by purchasing retail installment contracts and leases from dealers in all 50 states of the United States, the District of Columbia and Puerto Rico. NMAC also provides direct wholesale financing to many of those dealers by financing inventories and other dealer activities such as business acquisitions, facilities refurbishment, real estate purchases and working capital requirements.

The principal executive offices of NMAC are located at One Nissan Way, Franklin, Tennessee 37067. NMAC also has a centralized operations center in Irving, Texas that performs underwriting, servicing and collection activities. Certain back office operations with respect to NMAC, including finance, accounting, legal and human resources, have been reorganized as functional departments under NNA. NMAC’s primary telephone number is (214) 596-4000.

NMAC is an indirect wholly-owned subsidiary of NML. Although NML is not guaranteeing the issuing entity’s obligations under the notes, NML’s financial condition may affect NMAC’s ability to service the leases and leased vehicles. See “Risk Factors — Adverse events with respect to NMAC, its affiliates or third party servicers to whom NMAC outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

Securitization

General

Since 2000, one of the primary funding sources for NMAC has been financing wholesale loans, retail installment sales contracts and retail leases through term asset-backed securitization transactions. These assets are purchased by NMAC from Nissan and Infiniti dealers or are loans made by NMAC to dealers. NMAC generally holds, or ages these assets for an interim period prior to transferring them in connection with a term asset-backed securitization transaction. During this interim period, NMAC’s financing needs with respect to such assets are met, in part, through the use of asset-backed commercial paper funded warehouse facilities. These warehouse facilities are provided by a number of financial institutions and provide liquidity to fund NMAC’s acquisition of assets.

For the fiscal years ended [March 31, [●],[●],[●],[●] and [●] and for the [●] month period ended [●], 20[●], NMAC securitized approximately $[●], $[●], $[●], $[●], $[●] and $[●],] respectively, through asset-backed debt offerings. [No securitizations sponsored by NMAC have defaulted or experienced an early amortization triggering event.]

A significant portion of NMAC’s financial assets are sold in term asset-backed securitization transactions. These assets support payments on the asset-backed securities and are not available to NMAC’s creditors generally. At [●], NMAC had approximately $[●], or [●]% of its assets pledged in connection with asset-backed securitization transactions. NMAC expects that asset-backed debt offerings will continue to be a material funding source for NMAC.

Lease Securitization

NMAC’s auto lease asset-backed program was first established and utilized for the Nissan Auto Lease Trust 2000-A (“NALT 2000-A”) transaction. Prior to 2000, NMAC had acquired the leases and titled the related leased vehicles in its own name. In connection with the establishment of the lease asset-backed program, NMAC formed Nissan-Infiniti LT, a Delaware statutory trust, which began titling leased vehicles into it in November 1998. Creating the titling trust allowed NMAC to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases.

NMAC is the initial servicer for all of the wholesale loans, retail installment sales contracts and retail leases that it finances. Although NMAC may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer default (as defined under the applicable financing documents), NMAC generally expects to service the wholesale loans, retail installment sales contracts and retail leases financed in an asset-backed securitization transaction for the life of that transaction. The servicer may not resign from its obligations and duties under the Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable legal requirements and that the continuance of those duties would cause the servicer to be in violation of those legal requirements in a manner that would have a material adverse effect on the servicer or its financial condition. For more information regarding the circumstances under which NMAC may be replaced or removed or may resign as servicer of the leases and the leased vehicles, you should refer to “Description of the Servicing Agreement” in this prospectus. If the servicing of any leases and the related leased vehicles were to be transferred from NMAC to another servicer, there may be an increase in overall delinquencies and defaults due to misapplied or lost payments, data input errors or system incompatibilities. Although NMAC expects that any increase in any such delinquencies would be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the leases and the leased vehicles as a result of any servicing transfer. See “Risk Factors — Adverse events with respect to NMAC, its affiliates or third party servicers to whom NMAC outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

For more information regarding NMAC’s experience with respect to its entire portfolio of new and used Nissan motor vehicle leases, including leases owned by NMAC or the titling trust and leases that have been sold but are still being serviced by NMAC, you should refer to “Prepayments, Delinquencies, Repossessions and Net Losses” in this prospectus.

Lease Underwriting Procedures

Lease applications are subject to NMAC’s credit policies and procedures. Contracts that are purchased must comply with NMAC’s underwriting standards and other requirements, as described below, under existing agreements between NMAC and the dealers. NMAC’s underwriting standards emphasize the prospective lessee’s ability to pay, as well as the asset value of the motor vehicle to be financed. NMAC’s underwriting, servicing and collection activities are conducted principally at a centralized processing center in Irving, Texas.

NMAC’s credit decision is influenced by, among other things, the applicant’s credit score as obtained by NMAC from one or more of the three national credit bureaus Equifax, Experian and TransUnion. A lease application may be reviewed by the credit officers within NMAC’s consumer credit department. Depending on their level and experience, credit officers may have the authority to approve or deny certain types of lease applications.

Upon receipt, lease applications are first processed through NMAC’s computer auto-decisioning system. The auto-decisioning system considers an applicant’s FICO®1 score, as well as related metrics of the lease (such as

[1]	FICO® is a federally registered trademark of Fair Isaac Corporation.

the minimum number of positive credit items or maximum level of derogatory credit items on an applicant’s credit history) when selecting applications to approve, reject or forward for review by an NMAC credit analyst. An application may be forwarded for review by an NMAC credit analyst because, for example, one or more credit-related criteria are not within certain guidance levels. After receiving the application for review, the NMAC credit analyst will evaluate the application in accordance with NMAC’s written underwriting guidelines and then either approve the application, reject the application or forward the application for review by an NMAC credit analyst with higher approval authority, depending on the circumstances and the authority level and experience of the credit analyst.

NMAC makes its final credit decision based upon its assessment of the degree of credit risk with respect to each lease applicant. NMAC also uses a repeat customer algorithm to grant pre-approvals to existing lease customers. NMAC utilizes risk models developed by FICO®. These FICO® scores allow dealers to evaluate customers’ credit quality during the hours that NMAC is not open for business.

Determination of Residual Values

The value of the 20[●]-[●] SUBI certificate, which collateralizes the notes, is based on the aggregate Securitization Value of the leases and the related leased vehicles allocated thereto. The ALG Residual and the MRM Residual are residual value calculations produced by ALG, an independent publisher of residual value percentages recognized throughout the automotive finance industry for projecting vehicle market values at lease termination. The MRM Residual is the expected residual value of the related leased vehicle at the scheduled termination of the lease established by ALG in [●] 20[●] as a “mark-to-market” value (assuming that the vehicle is in “average” condition rather than “clean” condition) based on the “Maximum Residualized MSRP,” which consists of the Manufacturers Suggested Retail Price (“MSRP”) of the typically equipped vehicle and value adding options, giving only partial credit or no credit for those options that ALG understands add little or no value to the resale price of the vehicle. This has the effect of placing a cap on the total capitalized cost of a vehicle for purposes of calculating the residual value of such vehicle. The ALG Residual is the expected residual value of the related leased vehicle at the scheduled termination of the lease established by ALG in [●] 20[●] as a “mark-to-market” value (assuming that the vehicle is in “average” condition rather than “clean” condition) based on the total MSRP of the base vehicle and all NMAC authorized options, without making a distinction between value adding options and non-value adding options.

The following discussion relates to NMAC’s Contract Residuals, which will affect the return rates of vehicles to NMAC. Each lease sets forth a Contract Residual, which is the residual value of the leased vehicle at the scheduled termination of the lease established or assigned by NMAC at the time of origination of the lease. In establishing the Contract Residual of leased vehicles, NMAC uses residual value estimates produced by ALG. In general, NMAC establishes the Contract Residual by adding a small number of percentage points to the Initial ALG Residual as requested by NNA as part of its marketing programs. The “Initial ALG Residual” is the expected value provided by ALG of the related leased vehicle at the time of scheduled termination of the lease and is determined at the time of origination of the lease. The difference between the Contract Residual specified in a lease and the Initial ALG Residual represents marketing incentives offered to customers. NMAC has fully reserved funds for the difference between the Contract Residual and the Initial ALG Residual.

The estimated future value of a leased vehicle is a major component of the leasing business. Specifically, any excess of the Contract Residual of a vehicle over its then actual market value represents a residual loss at lease termination. NMAC believes that this difference between the Contract Residual and the actual value at maturity may affect consumer behavior concerning purchasing or returning a vehicle to the lessor at lease termination. Furthermore, NMAC believes that return rates may decline as the difference between the Contract Residual and actual value declines. As it specifically pertains to this transaction, the residual loss at lease termination in respect of a leased vehicle will be determined by the excess, if any, of the Base Residual of the leased vehicle, which is the lowest of the related Contract Residual, the ALG Residual and the MRM Residual of such vehicle, over its then actual market value (based on the price at which the vehicle is sold at lease termination). For more information on how the residual values of the Lease Vehicles are determined you should refer to “The Leases — Characteristics of the Leases — Calculation of the Securitization Value” in this prospectus.

Lease Return Process and Remarketing

NMAC handles all remarketing of leased vehicles, including customer service, collections, accounting, the end of term process and titling. NMAC’s Marketing Department coordinates with NNA a direct mail campaign commencing approximately 180 days prior to maturity to lessees of Nissan and Infiniti-brand vehicles providing information about their lease-end responsibilities and options, including vehicle inspection, the end of lease process, turn-in requirements and options to purchase. Commencing approximately 60 days prior to maturity, NMAC’s Lease Customer Network Department (“LCN”) begins placing calls to a lessee to determine their intent to purchase or return the related leased vehicles and to assist the lessee regarding the end of lease process.

Leased Vehicle Maintenance

Each NMAC form of lease provides that the lessee is responsible for all maintenance, repair, service and operating expenses of the leased vehicle. In addition, the lessee is responsible for all damage to the leased vehicle and for its loss, seizure or theft. At the scheduled maturity date of a lease, if the lessee does not purchase the leased vehicle, the lease requires the lessee to pay the lessor any applicable charges for excess mileage or excess wear and tear (“Excess Mileage and Excess Wear and Tear Charges”). The Excess Mileage and Excess Wear and Tear Charges are assessed to compensate the lessor for certain deteriorations in the condition of the leased vehicle during the term of the lease. If the lessee fails to pay the Excess Mileage and Excess Wear and Tear Charges, NMAC generally follows the collection and repossession procedures described in “The Sponsor — Collection and Repossession Procedures” in this prospectus.

Methods of Vehicle Disposal

NMAC’s Remarketing Department (“NMAC Remarketing”) handles all motor vehicle sales for NMAC including sales resulting from repossessions and end of term leases. The department is managed at a centralized location in Irving, Texas, with the LCN call center, also located in Irving, Texas and field remarketing managers assigned to respective auction sites.

Each lease provides that upon maturity, the lessee has the option to purchase the related motor vehicle for an amount equal to the related contract residual, plus any remaining contractual obligations or customer liabilities (the “gross payoff”) provided in the gross payoff quote. If the lessee does not exercise this option, the related “grounding” dealer has the option to purchase the vehicle. NMAC utilizes the Remarketing Portfolio Manager (“RPM”) system, an electronic grounding, recovery and sales tool, to obtain the related vehicle federal odometer statement and electronic customer signature for all returned off-lease vehicles. The RPM system is also utilized by the grounding dealer to process the purchase by the grounding dealer or the lessee, as the case may be, of the related motor vehicle. Select off-lease vehicles may be offered exclusively to Nissan and Infiniti retailers in an “upstream sales channel.” All returned vehicles that have not been purchased by the lessee, grounding dealer or the “upstream sales channel” are then shipped to auction by NMAC Remarketing. Once at auction, off-lease vehicles are simultaneously offered to licensed dealers via the auction lanes and internet sales via Simulcast. NMAC and NNA inventory is managed through corporate closed and/or open auction sales. NMAC uses a system of auto auctions throughout the United States and views speed and efficiency of operations balanced with maximizing recovery values as the most critical aspects of managing off-lease vehicle inventory. Credit repossessions are handled in accordance with various state requirements.

Each vehicle is inspected at the auction locations to determine its condition prior to sale. Prior to grounding at the grounding dealer, each lessee is offered a complimentary pre-termination “field based inspection.” The inspection at auction is utilized to ensure mileage and damage disclosures are current and accurate at the time of auction. Condition reports are electronically transmitted to the remarketing department’s system. NMAC Remarketing utilizes a proprietary internal pricing model to assign a target auction floor price to vehicles. Field representatives are charged with maximizing the recovery values of the off-lease vehicles as depreciating assets by managing the frequency of auction sales and determining which vehicles to sell or not sell on a given day. Vehicles that are not sold are offered again on the next available auction date or electronically via Manheim’s OVE system.

Off-lease vehicles are sold in the following ways: (a) to the lease customer at net payoff; (b) to the grounding dealer at either gross payoff or contract residual; (c) to eligible dealers at market prices; (d) to licensed dealers on the Manheim OVE; (e) “corporate closed auction,” open only to dealers; (f) “open auction,” open to any licensed dealer in the United States; and (g) “simulcast everywhere,” open to licensed dealers.

NMAC has regular sales at major auction locations throughout the United States. NMAC’s highest off-lease return volume has historically been in the northeast region. From time to time, vehicles may be marshaled and transported into other markets based on demand and inventory levels. NMAC utilizes an auction transportation optimization model that is supplemented by strategic decisions to make transfer decisions that will optimize financial recoveries.

Insurance on the Leased Vehicles

NMAC’s form of lease requires that lessees maintain motor vehicle liability and motor vehicle physical damage insurance on the leased vehicle. The amount of insurance required by the lease contracts is at least equal to the amount required by applicable state law, subject to customary deductibles. The insurance policy must name the Titling Trust, or the titling trustee, on behalf of the Titling Trust, as an additional insured and loss payee. The motor vehicle physical damage coverage must provide comprehensive and collision coverage for the actual cash value of the vehicle, with maximum deductibles of $1,000 for each such coverage. Since lessees may choose their own insurers to provide the required coverage, the specific terms and conditions of policies vary. NMAC requires lessees to provide evidence that the specified insurance coverage and additional insured loss payee provisions are in effect at the inception of the lease.

NMAC does not require lessees to carry credit disability, credit life, credit health or other similar insurance coverage, which provides for payments to be made on the leases on behalf of lessees in the event of disability or death. To the extent that the lessee obtains any of these insurance coverages, payments received by NMAC with respect to such coverage will be applied by NMAC, if permitted by applicable law, to payments on the related lease.

Cont ingent and Excess Liability Insurance

In addition to the physical damage and liability insurance coverage required to be obtained and maintained by the lessees pursuant to the leases, and as additional protection if a lessee fails to maintain the required insurance, NMAC maintains contingent liability or similar types of insurance through a combination of insurance and/or self-insurance mechanisms for the benefit of, among others, NMAC, the titling trustee, on behalf of the Titling Trust, the UTI Beneficiary, the depositor and the issuing entity, against third party claims that may be raised against the titling trust or the titling trustee, on behalf of the Titling Trust, with respect to any leased vehicle owned by the titling trust (the “Contingent and Excess Liability Insurance”). The Contingent and Excess Liability Insurance provides a minimum primary coverage of $1 million combined single limit coverage per occurrence and a minimum excess coverage of $15 million combined single limit each occurrence, without limit on the number of occurrences in any policy period. Claims in excess of such coverage could be imposed against the assets of the Titling Trust including those assets allocated to the 20[●]-[●] SUBI. In that event, you could incur a loss on your investment. See “Additional Legal Aspects of the Titling Trust and the SUBI — The SUBI” in this prospectus for a discussion of related risks.

With respect to damage to the leased vehicles, each lessee is required by the related lease to maintain comprehensive and collision insurance. As more fully described under “Description of the Servicing Agreement — Insurance on Leased Vehicles” in this prospectus, the servicer will generally not be required to monitor a lessee’s continued compliance with insurance requirements. If the foregoing insurance coverage is exhausted or unavailable for any reason and no third-party reimbursement for any damage is available, you could incur a loss on your investment.

The Servicing Agreement provides that for so long as any of the notes are outstanding, neither the titling trustee nor NMAC may terminate or cause the termination of any Contingent and Excess Liability Insurance policy unless (i) a replacement insurance policy is obtained that provides coverage against third party claims that may be raised against the Titling Trust, the titling trustee on behalf of the titling trust or the issuing entity in an amount at least equal to $1 million combined single limit per occurrence and excess coverage of at least $15 million combined single limit each occurrence, without limit on the number of occurrences in any policy period (which insurance policy may be a blanket insurance policy covering the servicer and one or more of its affiliates), and (ii) each Hired

Rating Agency receives prior written notice from the servicer of such termination and any replacement insurance. These obligations of NMAC will survive any termination of NMAC as servicer under the Servicing Agreement, until such time as claims can no longer be brought that would be covered by such insurance policies, whether as a result of the expiration of any applicable statute of limitations period or otherwise. Notwithstanding the foregoing, the servicer shall only be required to maintain the Contingent and Excess Liability Insurance policy that is required to be maintained by the servicer in the most recent Public ABS Transaction (as defined below); provided, that if no such Contingent and Excess Liability Insurance policy is required to be maintained in the most recent Public ABS Transaction, then no such Contingent and Excess Liability Insurance policy shall be required under the related Servicing Agreement. “Public ABS Transaction” means any publicly registered issuance of securities backed by (i) a certificate representing the beneficial interest in a pool of vehicle leases originated in the United States for a lessee with a United States address and the related leased vehicles or (ii) motor vehicle retail installment contracts originated in the United States and, for both clause (i) and clause (ii), for which the depositor, or any United States Affiliate thereof, acts as a depositor.

Collection and Repossession Procedures

There are several methods for lessees to make monthly lease payments. Generally, monthly payments are received at a lockbox, from phone pay or electronic payment service (Bill Matrix), Western Union, Money Gram International, or web pay (NMAC’s Customer Self Service Portal), received through NMAC’s automated clearinghouse system, or physically received through deposit at a drop box. Lease payments are due on the 1st through the 28th day of each calendar month. Generally, all payments received by NMAC which can be identified will be deposited into the related collection account within two business days after identification, unless the Monthly Remittance Conditions has been met, which would then permit deposits on a monthly basis. See “Description of the Servicing Agreement — Collections” in this prospectus.

NMAC considers a lease to be delinquent when 5% or more of the payment amount is past due. If a lease is delinquent, NMAC will charge a late fee where permissible and not exceeding statutory limits for each month that the lease is delinquent. Since August 2000, NMAC has utilized behavioral based campaigns in its collection activities. The behavioral based campaigns are composed of two areas in addressing delinquent lessees. The first assesses the risk of the delinquent lessee through a behavioral scoring algorithm. The algorithm prioritizes the lessee from high to low risk and calling campaigns are structured to target high-risk lessees. Secondly, based on the score, management determines the best strategy for collection activity. Assessing the score allows the managers to focus resources on higher risk lessees. Lower risk lessees may receive no delinquency or collection communication from NMAC unless the delinquency becomes more severe. If the delinquent lease cannot be brought current or completely collected within 60 to 90 days, NMAC generally attempts to repossess the related leased vehicle. NMAC holds repossessed vehicles in inventory to comply with any applicable legal requirements for reinstatement and then sells or otherwise disposes of the vehicles. Any deficiencies remaining after repossession and sale of the vehicle or after the full charge-off of the lease are pursued by or on behalf of NMAC to the extent practicable and legally permitted. See “Additional Legal Aspects of the Leases and Leased Vehicles — Deficiency Judgments” in this prospectus. NMAC attempts to contact lessees and establish and monitor repayment schedules until the deficiencies are either paid in full or become impractical to pursue.

Modifications of the Leases

On occasion, NMAC may extend the term of a lease if the lessee requests such extension and is not in default on any of its obligations under the lease and if the lessee agrees to continue to make monthly payments. Lessees at the end of a lease who intend to lease or purchase another Nissan or an Infiniti automobile but cannot do so at lease maturity for reasons such as awaiting delivery of a new vehicle, preference for the next model year or other timing circumstances, may qualify for a lease term extension. Lessees who wish to extend their lease term beyond the original scheduled end of the lease term (the “Lease Maturity Date”) must sign and return a lease extension agreement.

In the future NMAC may adopt incentive programs that encourage lease term extensions in circumstances other than in connection with the lease or purchase of another Nissan or Infiniti automobile. The servicer will be obligated to reallocate from the 20[●]-[●] SUBI the leased vehicles relating to any leases for which the servicer grants a lease term extension that extends the lease term beyond the final scheduled payment date of the latest maturing class of notes (other than any lease term extension in accordance with the servicer’s customary servicing procedures that is made after a default, breach, delinquency or event permitting acceleration under the terms of any lease shall have occurred or, in the judgment of the servicer, is imminent) (each, a “Term Extension”). In connection with such reallocation, the servicer will be required to pay the issuing entity an amount equal to (x) the sum of the present value, discounted at a rate specified in this prospectus, of (i) the monthly payments remaining to be made under the affected Lease, and (ii) the base residual of the leased vehicles, which will be calculated as described under “The Leases—Characteristics of the Leases—Calculation of Securitization Value”, and (y) any delinquent payments not paid by the lessee (collectively, the “Repurchase Payments”) on or before the last day of the second collection period following the collection period in which such extension was granted. If a lessee changes the domicile of or title to the related leased vehicle to a Restricted Jurisdiction, the servicer will cause the affected lease and leased vehicle either to be reallocated from the 20[●]-[●] SUBI to the UTI or to an Other SUBI or to be conveyed to the servicer. In connection with such reallocation or reconveyance, the servicer will pay to the issuing entity the Repurchase Payments on or before the last day of the second collection period following the collection period in which such reallocation took place. See “Description of the Servicing Agreement — Purchase of Leases Before Their Lease Maturity Dates” in this prospectus. “Restricted Jurisdiction” means any jurisdiction in which the titling trust is not qualified and licensed to do business (or exempt from such qualification or licensing), other than any jurisdiction where the failure to be so qualified and licensed will not have a material adverse effect on the issuing entity.

NMAC, as servicer, may also permit a lessee under a pull-forward program to terminate a lease prior to its maturity in order to allow such lessee, among other things, (i) to enter into a new lease contract for a new Nissan or Infiniti vehicle or (ii) to purchase a new Nissan or Infiniti vehicle, provided that the lessee is not in default on any of its obligations under the related lease and the financing of the related vehicle is provided by NMAC (each, a “Pull-Forward”). In the case of such early termination, all Pull-Forward Payments (defined below) due and payable by the lessee under the lease will be paid and deposited in the SUBI Collection Account within the time period required for the servicer to deposit collections into the SUBI Collection Account; provided that if the servicer waives the Pull-Forward Payment (or any portion thereof) payable by the lessee during any Collection Period, the servicer will be required to deposit the waived amount of the Pull-Forward Payment into the SUBI Collection Account by the next deposit date related to such Collection Period. The lessee may still be responsible for Excess Mileage, pro-rated monthly, and Excess Wear and Tear Charges for the period for which the lease was in effect and any taxes related to the termination of the lease. “Pull-Forward Payment” means, with respect to any lease subject to a Pull-Forward, the monthly payments not yet due with respect to that Lease.

Term Extensions, Pull-Forwards or other modifications to the leases made in accordance with the servicer’s customary servicing procedures may extend or shorten the maturity of the related leases and increase or decrease the weighted average life of the notes. As a result, the weighted average life and yield on your notes may be adversely affected by Term Extensions, Pull-Forwards or other modifications to the leases.

Like Kind Exchange

In January 2001, NMAC implemented a like kind exchange (“LKE”) program for its lease portfolio. Previously, NMAC recognized a taxable gain on the resale of most vehicles returned to the titling trust upon lease termination. The LKE program is designed to permit NMAC to defer recognition of taxable gain by exchanging Matured Vehicles and Defaulted Vehicles, for new vehicles (the “Replacement Vehicles”):

•	The documents governing the LKE program requires the proceeds from the sale of a Matured Vehicle or a Defaulted Vehicle to be assigned to, and deposited directly with, a “qualified intermediary” (the “QI”) rather than being paid directly to NMAC as servicer.

•	In order to enable NMAC to take advantage of the tax deferral, the Matured Vehicle or the Defaulted Vehicle will be reallocated from the 20[●]-[●] SUBI to the UTI at the same time and in exchange for the same dollar amount that such Matured Vehicle or Defaulted Vehicle is sold at auction. See “Description of the Servicing Agreement — Sale and Disposition of Leased Vehicles” in this prospectus.

•	The QI uses the proceeds of the sale, together with additional funds, if necessary, to purchase Replacement Vehicles.

•	The Replacement Vehicles are then transferred to the titling trust and become part of the UTI.

•	The titling trust is then deemed to have exchanged Matured Vehicles and Defaulted Vehicles for the Replacement Vehicles and NMAC is not required to recognize any taxable gain.

Because the 20[●]-[●] SUBI will receive amounts equal to the Reallocation Payments for the leased vehicles in the same time frame as if there was no reallocation from the 20[●]-[●] SUBI to the UTI, the LKE program is not anticipated to have any impact on the amounts and timing of payments to be received by the issuing entity from the disposition of the leased vehicles.

“Reallocation Payments” means, with respect to any Matured Vehicle or Defaulted Vehicle reallocated from the 20[●]-[●] SUBI to the UTI pursuant to the LKE program, the Net Liquidation Proceeds for such Matured Vehicle or Defaulted Vehicle.

“Net Liquidation Proceeds” will mean Liquidation Proceeds reduced by the related expenses.

“Liquidation Proceeds” will mean the gross amount received by the servicer in connection with the attempted realization of the full amounts due or to become due under any lease and of the Base Residual of the leased vehicle, whether from the sale or other disposition of the related leased vehicle (irrespective of whether or not such proceeds exceed the related Base Residual), the proceeds of any repossession, recovery or collection effort, the proceeds of recourse or similar payments payable under the related dealer agreement, receipt of insurance proceeds and application of the related security deposit and the proceeds of any disposition fees or other related proceeds.

Credit Risk Retention

The depositor, a wholly owned subsidiary of NMAC, will be the initial holder of [a portion of] the issuing entity’s certificates. NMAC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, as of the closing date, NMAC expects that[ the certificates will have a face amount of $[●]] [the residual value of the issuing entity’s assets, after payment in full of the notes, will be $[●]], which is equal to approximately [●]% of the [adjusted] pool balance as of the [statistical] cutoff date.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of Regulation AB of any hedges materially related to the credit risk of the securities.]

[For securities issued after December 24, 2016:]

[Pursuant to Regulation RR, NMAC is required to retain an economic interest in the credit risk of the leases and leased vehicles, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be made on [Form 8-K] filed under the CIK number of the depositor.]]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity’s certificates, which NMAC expects to have a fair value of [between $[        ] and $[        ], which is between [    ]% and [    ]% of the fair value of all of the notes and certificates issued by the issuing entity.

NMAC determined the fair value of the notes and the issuing entity’s certificates in accordance with the fair value assessment described in the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), under generally accepted accounting principles. Under ASC 820, fair value of the notes and the certificates generally would be the price that would be received by the seller in a sale of the notes and certificates, respectively, in an orderly transaction between unaffiliated market participants. Under the ASC 820, buyers and sellers are both assumed to be knowledgeable and possess a reasonable understanding of the asset using all available information. Additionally, both the buyer and the seller are assumed to be able and willing to transact without an external force specifically compelling them to do so. Forced sales, forced liquidations and distress sales are not considered to be “orderly transactions.”

ASC 820 establishes a fair value hierarchy with the following three levels, where Level 1 is the highest priority because it is the most objective and Level 3 is the lowest priority because it is the most subjective:

•	Level 1: Fair value is calculated using observable inputs that reflect quoted prices for identical assets or liabilities in active markets;

•	Level 2: Fair value is calculated using inputs other than quoted priced included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Fair value is calculated using unobservable inputs, such as the sponsor’s data.

NMAC believes that the fair value of the notes may be calculated using observable inputs categorized within Level 2 of the fair value hierarchy assessment of ASC 820, reflecting the use of inputs derived from prices for similar instruments. For the issuing entity’s certificates, NMAC determined that the fair value should be measured using Level 3 inputs, which include data not observable in the market and which reflect NMAC’s judgment regarding the assumptions market participants would use in pricing the certificates in a hypothetical sale.

The fair value of the notes is assumed to be equal to the initial principal amount, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Assumed Interest Rate
Class A-1		%
Class A-2[a]		%
[Class A-2b]	one-month LIBOR +	%]
Class A-3		%
Class A-4		%

These interest rates are estimated based on recent pricing of asset-backed notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk [given the collateral and credit enhancement][for publicly registered asset-backed notes secured by motor vehicle leases, and related leased vehicles in transactions sponsored by NMAC].

To calculate the fair value of the issuing entity’s certificates, NMAC used a discounted cash flow method, which is calculated using the forecasted cash flows payable to the certificateholder discounted at a yield intended to reflect a hypothetical market yield. NMAC used an internal model to project future payments on the leases to be transferred under the SUBI Certificate to the issuing entity, the values of the related leased vehicles to be allocated to the SUBI Certificate transferred to the issuing entity, the interest and principal payments on each class of notes, the servicing fee, [net payments due under the interest rate swap agreement(s)] and deposits necessary to fund the reserve account to an amount equal to the specified reserve account balance. The forecasted cash flow model assumes that the administrative agent (and not the issuing entity) will pay the indenture trustee, owner trustee and asset representations reviewer fees and expenses. The resulting net cash flows to the certificateholder are discounted to their present value using an expected market yield which takes into account the first loss exposure of the certificate cash flows, the credit risks of the motor vehicle leases and the residual value of the related leased vehicles at the time of lease termination.

In connection with the discounted cash flow calculation described above and after considering NMAC’s actual historical performance of its previous securitized portfolios of motor vehicle leases and leased vehicles (see “Static Pool Information” below), the composition of the pool of leases and leased vehicles to be transferred to the issuing entity, trends in used vehicle values and general macroeconomic conditions, NMAC made the following additional assumptions:

•	the Class A-1 notes [and the Class A-2b notes] will be paid interest at the “Assumed Interest Rate” described above on the basis of the actual number of days in an interest accrual period and a 360-day year;

•	the Class A-2[a] notes, Class A-3 notes and Class A-4 notes will be paid interest at the “Assumed Interest Rate” described above on the basis of a 360-day year consisting of twelve 30-day months;

•	excess collections remaining after payment of principal of and interest in the notes and other expenses of the issuing entity are allocated to the reserve account until the reserve account balance is equal to [●]% of the aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date;

•	no Repurchase Payment is made in respect of any lease and related leased vehicle;

•	payments on the notes and certificates are made on the 15th day of each month, whether or not the day is a Business Day;

•	the servicing fee rate is [1.00]% per annum;

•	[the leases prepay in full at various ABS rates based on the age of the leases, where “ABS” means the “Absolute Prepayment Model” and which represents an assumed rate of prepayment each month arising from both prepayments and losses, relative to the original number of leases in a pool; this assumption used to calculate the fair value of the certificates is different than the assumptions used to generate the ABS Tables set forth in “Weighted Average Life of the Notes”];

Month	ABS	Month	ABS	Month	ABS
1%		17%		33%
2%		18%		34%
3%		19%		35%
4%		20%		36%
5%		21%		37%
6%		22%		38%
7%		23%		39%
8%		24%		40%
9%		25%		41%
10%		26%		42%
11%		27%		43%
12%		28%		44%
13%		29%		45%
14%		30%		46%
15%		31%		47%
16%		32%		48%

•	[the voluntary prepayment rate of the receivables (the “CPR”) and the delinquency rate (“CDR”) of the leases (which affects the timing of cashflows), each as a percentage of the prior month’s Securitization Value, occur each month as set forth below:

Month	CPR	Month	CPR	Month	CPR
1%		17%		33%
2%		18%		34%
3%		19%		35%
4%		20%		36%
5%		21%		37%
6%		22%		38%
7%		23%		39%
8%		24%		40%
9%		25%		41%
10%		26%		42%
11%		27%		43%
12%		28%		44%
13%		29%		45%
14%		30%		46%
15%		31%		47%
16%		32%		48%

Month	CDR	Month	CDR	Month	CDR
1%		17%		33%
2%		18%		34%
3%		19%		35%
4%		20%		36%
5%		21%		37%
6%		22%		38%
7%		23%		39%
8%		24%		40%
9%		25%		41%
10%		26%		42%
11%		27%		43%
12%		28%		44%
13%		29%		45%
14%		30%		46%
15%		31%		47	%]

•	[Securitization Value is calculated using a discount rate equal to the specified Securitization Rate, which is [●]%.]

•	[Securitization Value is calculated using the Base Residual.]

•	[residual values of vehicles or cumulative net losses] on the leases and leased vehicles, as a percentage of the aggregate Securitization Value, occur each month at the following rates:

Month	CNL	Month	CNL	Month	CNL
1%		17%		33%
2%		18%		34%
3%		19%		35%
4%		20%		36%
5%		21%		37%
6%		22%		38%
7%		23%		39%
8%		24%		40%
9%		25%		41%
10%		26%		42%
11%		27%		43%
12%		28%		44%
13%		29%		45%
14%		30%		46%
15%		31%		47%
16%		32%		48%

•	the servicer exercises its option to purchase the issuing entity’s property (other than the Reserve Account) in the first period after the period where the note balance is reduced to zero.

•	the purchase price in connection with the optional purchase is assumed to be equal to [the aggregate Securitization Value at the exercise date] [the greater of the fair market value of the SUBI assets; or the sum of the Redemption Price for the Notes, the Servicing Fee (including any unpaid Servicing Fees for prior Collection Periods), and unpaid portions of any outstanding Sales Proceeds Advances and Monthly Payment Advances (in each case, after giving effect to any payments made on such Payment Date).]

•	the amount on deposit in the Reserve Account is released to the certificateholder on the payment date on which the servicer exercises its option to purchase the issuing entity’s property [or on the date on which the notes balance is zero]; and

•	projected cash flows to the certificateholder are discounted at [ ]% (which reflects an expected market yield derived using qualitative factors which take into account the first loss exposure of the certificate cash flows and credit risk of the leases and residual value risk of the leased vehicles [due to the lack of an actively traded market in residual interests similar to the issuing entity’s certificates).]

Based upon the foregoing inputs and assumptions, [the fair value of the issuing entity’s certificates will be $[        ], which is [    ]% of the aggregate fair value of the notes and the certificates][the fair value of the issuing entity’s certificates is expected to represent at least [5]% of the sum of the fair value of the notes and the certificates on the closing date]. NMAC believes that the inputs and assumptions that could have a material impact on the fair value calculation, or that would be material to an evaluation of NMAC’s fair value calculation, are described above. A differing opinion regarding the appropriate inputs and assumptions could materially change the determination of the fair value of the certificates. Further, the actual characteristics of the leases and leased vehicles to be allocated to the SUBI certificate transferred to the issuing entity on the closing date differ from the assumptions described above (for example, the use of hypothetical pools rather than the individual characteristics of each lease) and the actual performance of the leases is likely to differ from the assumed performance (such as the actual timing and amount of prepayment on the leases). Consequently, the present value of the projected cash flows on the certificates is expected to vary somewhat from the discounted actual cash flows on the certificates[, and you should not assume that the fair value of the issuing entity’s certificates will be equal to or greater than the present value of the actual cash flows on the certificates].

NMAC will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above, such as any difference between the Assumed Interest Rates and the actual interest rates on the notes. The fair value of the certificates as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount will be included in the first Form 10-D filed by the depositor after the closing date, together with a description of any changes in the method or inputs and assumptions used to calculate the fair value.]

As described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” below, payments holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificates are described in this prospectus under “The Certificates.”]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR. [The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.]

THE SERVICER

NMAC will be the servicer. NMAC has been servicing motor vehicle leases for over two decades. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Nissan and Infiniti dealers (and solely with respect to wholesale financing, affiliates of Nissan and Infiniti dealers) in the United States. NMAC is the initial servicer for all of the contracts that it finances. For a description of the servicing procedures NMAC will utilize in servicing the leases, see “Description of the Servicing Agreement” in this prospectus. Although NMAC may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer default (as defined under the applicable financing documents), NMAC generally expects to service the contracts financed in an asset-backed securitization transaction for the life of that transaction. The servicer may not resign from its obligations and duties under the Servicing Agreement unless it determines that the duties thereunder are no longer permissible under applicable law. For more information regarding the circumstances under which NMAC may be replaced or removed or may resign as servicer of the leases, you should refer to “Description of the Servicing Agreement — Servicer Resignation and Termination” in this prospectus.

Generally, NMAC is the servicer for all of the retail installment sales contracts, wholesale loans and retail leases that are sold through NMAC’s Asset-Backed Securitization Program. As the servicer, NMAC generally handles all collections, administers defaults and delinquencies and otherwise services all such retail installment contracts, floorplan loans and operating leases. Generally, NMAC will service the assets in NMAC’s Asset-Backed Securitization program in accordance with customary and usual servicing procedures and guidelines it uses with respect to comparable assets that it services for itself or others.

NMAC began operations in February 1982 and shortly thereafter started servicing auto retail installment contracts and operating leases. In 1995, the operations of IFS were assumed by NMAC. NMAC subsequently expanded its servicing portfolio to include floorplan loans to dealers.

For more information regarding the circumstances under which NMAC may be replaced or removed as servicer of the Leases and the Leased Vehicles, you should refer to “Description of the Servicing Agreement” in this prospectus. If the servicing of any Leases and the Leased Vehicles were to be transferred from NMAC to another servicer, there may be an increase in overall delinquencies and defaults due to misapplied or lost payments, data input errors or system incompatibilities. Although NMAC expects that any increase in any such delinquencies to be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the Leases and Leased Vehicles as a result of any servicing transfer. See “Risk Factors — Adverse events with respect to NMAC, its affiliates or third party servicers to whom NMAC outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

In the normal course of its servicing business, NMAC outsources certain of its administrative functions to unaffiliated third party service providers. Additionally, NMAC arranges for certain administrative functions to be performed under the supervision of NMAC by personnel of NR Finance Mexico (“NRFM”), a partially owned subsidiary of NMAC, and NR Finance Services S.A. de C.V., an affiliate of both NMAC and NRFM. In the case of third parties providing those administrative functions, such third parties do not have discretion relating to activities that NMAC believes would materially affect the amounts realized or collected with respect to the Leases or the related Leased Vehicles or the timing of receipt of such amounts. Moreover, NMAC retains ultimate responsibility for those administrative functions under the Servicing Agreement and should any of those service providers not be able to provide those functions, NMAC believes those service providers or the functions performed by them could easily be replaced. Therefore, failure by the service providers to provide the administrative functions is not expected to result in any material disruption in NMAC’s ability to perform its servicing functions under the Servicing Agreement. See “Risk Factors — Adverse events with respect to NMAC, its affiliates or third party servicers to whom NMAC outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

THE ORIGINATOR

NMAC is responsible for originating the leases included in the transaction described in this prospectus. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Nissan and Infiniti dealers (and solely with respect to wholesale financing, affiliates of Nissan and Infiniti dealers) in the United States. During the [●] months ended [●], approximately [●]% of NMAC’s total revenues came from retail loans, approximately [●]% from retail lease financing and approximately [●]% from wholesale financing.

The following chart provides, respectively, market penetration information regarding Nissan and Infiniti motor vehicles leased in the United States and NMAC’s total revenues from leasing for the fiscal years ended [March 31, [●],[●],[●],[●] and [●] and for the [●] months ended [●], 20[●] and [●], 20[●].]

Overview of NMAC Lease Financing Operations

	At or For the [●] Months Ended [●] ,				For the Twelve Months Ended March 31,
	[●]		[●]		[●]		[●]		[●]		[●]		[●]
Number of leased vehicle contracts purchased by NMAC		[●]		[●]		[●]		[●]		[●]		[●]		[●]
Revenues (1)	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]

(1)	Dollars in thousands.

For further description of NMAC’s lease financing business, you should refer to “The Issuing Entity — Property of the Issuing Entity” and “The Sponsor — Lease Underwriting Procedures” in this prospectus.

THE ASSET REPRESENTATIONS REVIEWER

[●], a [●], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the depositor, the indenture trustee and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle leases.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases and leased vehicles. The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or any underwriter to perform pre-closing due diligence work on the leases and leased vehicles, (b) the asset representations reviewer no longer meets the eligibility requirements of the asset representations review agreement or (c) upon a determination that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law. Upon the occurrence of one of the foregoing events, the asset representations reviewer will promptly resign and the sponsor will appoint a successor asset representations reviewer. Further, the indenture trustee, at the direction of noteholders evidencing a majority of the voting interests of the notes, shall terminate the rights and obligations of the asset representations reviewer upon the occurrence of one of the following events:

•	the asset representations reviewer becomes affiliated with (i) the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates or (ii) a Person that was engaged by the sponsor or any underwriter to perform any due diligence on the receivables prior to the closing date;

•	the asset representations reviewer breaches of any of its representations, warranties, covenants or obligations in the asset representations review agreement; or

•	an insolvency event with respect to the asset representations reviewer occurs.

Upon a termination of the asset representations reviewer, the sponsor will appoint a successor asset representations reviewer. The asset representations reviewer shall pay the reasonable expenses associated with the resignation or removal of the asset representations reviewer and the appointment of a successor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Leases (as defined in Asset Representations Review—Delinquency Trigger) for compliance with the representations and warranties made by the sponsor and the depositor on the leases and leased vehicles if the conditions described below under “Description of the Servicing Agreement—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Fees and Expenses” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Servicing Agreement—Asset Representations Review” below. The asset representations reviewer is not liable for any action taken, or not taken, in good faith under the asset representations review agreement, or for errors in judgment. However, the asset representations reviewer will be liabile for its willful misfeasance, bad faith, breach of agreement or negligence in performing its obligations. The sponsor will indemnify the asset representations reviewer against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with the administration of the asset representations review agreement and the performance of its duties thereunder, other than any such loss, liability or expense incurred by the asset representations reviewer through the asset representations reviewer’s own bad faith, willful misfeasance, negligence in performing its obligations under the asset representations review agreement or breach of the asset representations review agreement. The fees and expenses and indemnity payments of the asset representations reviewer due pursuant to the asset representations review agreement will be paid by the sponsor under the asset representations review agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Available Amounts as described in “Distributions on the Notes—Priority of Payments” and “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

[THE [CAP PROVIDER][SWAP COUNTERPARTY]]

[[●] (the “Bank”) will be the [cap provider][swap counterparty] if any floating rate notes are issued. It is organized as a [●] under the laws of [●].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap] [Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described below under “Description of Notes — Interest Rate [Cap][Swap] Agreement.”

NMAC, the depositor and their respective affiliates, may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.]

THE LEASES

General

The leases allocated to the [statistical] pool consist of [●] motor vehicle retail closed-end leases for new Nissan and Infiniti motor vehicles. Each lease was originated by a dealer and assigned to the titling trust in accordance with the underwriting procedures described under “The Sponsor — Loan and Lease Underwriting Procedures” in this prospectus; however, it is nonetheless possible that the delinquencies or losses on the leases could exceed those on other leases included in NMAC’s portfolio of new Nissan and Infiniti motor vehicle leases, which includes leases owned by NMAC or the titling trust and leases that have been sold but are still being serviced by NMAC.

Each lease is a closed-end lease. Over the term of the lease (the “Lease Term”), the lessee is required to make level monthly payments intended to cover the cost of financing the related leased vehicle, scheduled depreciation of the leased vehicle and certain sales, use or lease taxes. From each payment billed with respect to a leased vehicle, the amounts that represent the financing cost and depreciation of the leased vehicle (including any capitalized amounts, such as insurance and warranty premiums) (the “Monthly Payment”) will be available to the issuing entity to make payments in respect of the notes and the certificates.

A lease may terminate (a) on the Lease Maturity Date or (b) prior to the related Lease Maturity Date (an “Early Lease Termination”). An Early Lease Termination may occur if (i) the related lessee defaults under the lease (a “Credit Termination”), (ii) a lessee who is not in default elects to terminate the lease prior to the Lease Maturity Date (a “Lessee Initiated Early Termination”) or (iii) the related leased vehicle has been lost, stolen or damaged beyond economic repair (a “Casualty Termination”). In connection with certain types of Early Lease Terminations, the lessee will be required to pay early termination charges and fees described under “The Leases — Early Termination” in this prospectus.

[The information concerning the leases and the related leased vehicles presented throughout this prospectus is based on the leases and the related leased vehicles in the statistical pool described in this prospectus as of the statistical cutoff date. The statistical pool consists of a portion of the leases and the related leased vehicles owned by the titling trust that met the criteria below as of the statistical cutoff date. The leases and the related leased vehicles allocated to the 20[●]-[●] SUBI on the closing date will be selected from the statistical pool. The characteristics of the actual pool of leases and the related leased vehicles allocated to the 20[●]-[●] SUBI on the closing date may vary somewhat from the characteristics of the leases and the related leased vehicles in the statistical pool described in this prospectus; however, the sponsor and the depositor do not expect the variance to be material.].

Tangible and Electronic Contracting

Following dealer and customer signing of a tangible contract, the dealer sends the documentation constituting the tangible record related to the applicable lease to an imaging center, where a third-party contractor images the documentation and transmits the image directly to the servicer’s computer systems for review by the originator, and funding will occur if the documentation meets compliance and policy requirements. The imaged contract documents are available for use by personnel in the ordinary course of servicing the applicable Lease. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which use sophisticated vaulting and security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

Approximately [●]% of the leases in the [statistical] pool described in this prospectus (by aggregate Securitization Value as of [●], 20[●], which we refer to as the “[statistical] cutoff date”) were originated as electronic contracts. NMAC, on behalf of the Titling Trust, has contracted with a third-party to facilitate the process of creating and storing those electronic contracts. The third-party’s technology system permits transmission, storage, access and administration of electronic contracts and is composed of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry. The third-party’s system allows for the transmission, storage, access and administration of electronic contracts. Through use of the third-party’s system, a dealer originates electronic retail closed-end motor vehicle lease contracts and then transfers these electronic contracts to the Titling Trust.

The third-party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single “authoritative copy” of the Lease; (ii) manage access to and the expression of the authoritative copy; (iii) identify the titling trust as the owner of record of the authoritative copy; and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.

Early Termination

In most instances, a lease will allow a Lessee Initiated Early Termination prior to the Lease Maturity Date provided that the lessee is not in default of its obligations under the Lease. A lessee wishing to terminate a lease will be required to pay, unless required otherwise by state or federal law, the required Disposition Amount (under some lease contracts), plus an “Early Termination Charge” equal to the lesser of (a) the present value (discounted at the implicit rate of such Lease) of all remaining Monthly Payments and (b) the excess, if any, of the adjusted lease balance over the related leased vehicle’s fair market wholesale value in accordance with accepted practices in the automobile industry (or by written agreement between NMAC, on behalf of the Titling Trust, and the lessee). A lessee may dispute the valuation of a vehicle, in which case the lessee may submit a third-party professional appraisal. The “Disposition Amount” is determined by adding (a) any due but unpaid payments and other charges under the Lease, (b) any amounts assessed by the servicer in Excess Mileage and Excess Wear and Tear Charges for the period for which the lease was in effect, pro-rated monthly, (c) any taxes related to the termination of the lease and (d) a disposition fee.

Credit Termination

Each lease also allows a Credit Termination upon a lessee default. Defaults under a lease include, but are not limited to:

1.	the failure by a lessee to make a payment when due,

2.	the failure of the lessee to provide truthful information on the credit application,

3.	the failure of the lessee to timely or properly perform any obligation under the Lease,

4.	the bankruptcy or other insolvency of the lessee, or

5.	any other act by the lessee constituting a default under applicable law.

If the lessor terminates a lease early due to a Credit Termination, the lessee will owe an amount determined by adding the following:

1.	the Disposition Amount (including payments accrued under the lease through the date of termination),

2.	the Early Termination Charge described above, except that the option to pay only the un-accrued remaining monthly payments is not available and the vehicle valuation is determined by auction,

3.	collection, repossession, transportation, storage and Disposition Expenses, and

4.	reasonable attorneys’ fees and court costs, to the extent permitted by law.

“Disposition Expenses” will mean with respect to a leased vehicle that is sold at auction or otherwise disposed of by the servicer, all expenses and other amounts reasonably incurred by the servicer in connection with such sale or disposition, including, without limitation, sales commissions, and expenses incurred in connection with making claims under any Contingent and Excess Liability Insurance or other applicable insurance policies. Disposition Expenses will be reimbursable to the servicer as a deduction from Net Auction Proceeds and from amounts on deposit in the SUBI Collection Account.

A lease may also terminate prior to its Lease Maturity Date upon a Casualty Termination if the related leased vehicle has been lost, stolen or damaged beyond economic repair. If the leased vehicle is stolen (and not recovered) or destroyed, and, so long as the lessee has complied with the lessee’s insurance obligations under the lease and is not otherwise in default of its obligations under the Lease, the lessee’s insurance covers the casualty, the servicer will accept the amount of the applicable deductible paid by the lessee and the actual cash value paid by the lessee’s insurance company (“Insurance Proceeds”) in full satisfaction of the lessee’s obligations under the Lease. If the Insurance Proceeds exceed the amount of the lessee’s obligations under the Lease, it is NMAC’s policy to not refund the excess to the lessee (subject to certain exceptions granted on a case-by-case basis), unless otherwise required by applicable law, and will be available to the issuing entity to make payments in respect of the notes. Conversely, if the Insurance Proceeds are less than the amount of the lessee’s obligations under the Lease, the shortfall will reduce the amount available to the issuing entity for distribution to the noteholders. If the lessee owes any past due payments or other amounts under the Lease, the servicer may use the related Security Deposit (defined below) to offset such amounts. Any Insurance Expenses incurred by the servicer will be reimbursable to the servicer as a deduction from Net Insurance Proceeds.

Security Deposits

The Titling Trust’s rights related to the leases allocated to a SUBI will include all rights under those leases to the refundable security deposit paid by the lessees at the time the leases are originated (the “Security Deposit”). The Security Deposit is available as security for nonpayment of lease payments and excess wear and tear charges. As part of its general servicing obligations, the servicer will retain possession of each Security Deposit remitted by the lessees and will apply the proceeds of these Security Deposits in accordance with the terms of the leases, its customary and usual servicing procedures and applicable law. The servicer will not be required to segregate Security Deposits from its own funds (except as may be required under state law). Any income earned from any investment on the Security Deposits by the servicer will be for the account of the servicer as additional servicing compensation (except for income earned on Security Deposits paid in connection with leases originated in any state, which requires that such income, if any, must be reserved for the lessee who initially paid the related Security Deposit).

Characteristics of the Leases

The securitized portfolio information presented in this prospectus is stated as of the [statistical] cutoff date and is calculated based on the Securitization Value of the leases and the related leased vehicles in the statistical pool. As of the [statistical] cutoff date, the leases and related leased vehicles in the [statistical] pool had an aggregate Securitization Value of approximately $[●]. [As of the cutoff date, the leases and related leased vehicles allocated to the 20[●]-[●] SUBI will have an aggregate Securitization Value of not less than $[●]]. For more information regarding how the Securitization Value for each lease is calculated, you should refer to “—Calculation of the Securitization Value” below.

General

The leases were selected from a pool of eligible leases that all met several criteria. The criteria for the leases include, among others, that, as of the cutoff date, each Lease:

•	relates to a Nissan or an Infiniti automobile, light duty truck, minivan or sport utility vehicle, of a model year of [●] or later,

•	is a U.S. dollar-denominated obligation,

•	has a remaining term to maturity, as of the cutoff date, of not less than [●] months and not greater than [●] months,

•	had an original term of not less than [●] months and not greater than [●] months,

•	together with the related leased vehicle, has a Securitization Value, as of the cutoff date, of no greater than $[●].

•	was originated in the United States on or after [[●] 20[●]],

•	is not more than 29 days past due as of the cutoff date.

[To the extent material, insert a description of the nature of the modifications and data regarding the number of modified leases.]

[To the extent material, insert a description of data regarding the accounts in the pool at closing that have been restored or re-aged.]

The “Adjusted Capitalized Cost” for each lease is the difference between (i) the sum of (a) the value of the vehicle agreed upon between the dealer and the lessee, plus (b) the cost of any items that the lessee pays over the Lease Term, such as taxes, fees, service contracts and insurance, and (ii) the amount of any net trade-in allowance, rebate, non-cash credit or cash paid by the lessee.

Pool Underwriting

As described in “The Sponsor — Loan and Lease Underwriting Procedures” in this prospectus, under NMAC’s origination process, credit applications are evaluated by NMAC’s computer auto-decisioning system and are either automatically approved, automatically rejected or forwarded for review by an NMAC credit analyst based on NMAC’s auto-decisioning system. Applications that are not either automatically approved or automatically rejected are ultimately reviewed by an NMAC credit analyst with appropriate approval authority. [●] leases, having an aggregate Securitization Value of $[●] (approximately [●]% of the Securitization Value as of the statistical cutoff date) were automatically approved by NMAC’s auto-decisioning system, while [●] leases, having an aggregate Securitization Value of $[●] (approximately [●]% of the aggregate Securitization Value as of the statistical cutoff date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC’s written underwriting guidelines. As described herein, NMAC does not consider any of the leases in the statistical pool to constitute exceptions to NMAC’s written underwriting guidelines.

Credit Scores

As of the [statistical] cutoff date, the weighted average FICO® score of the lessees, excluding lessees for which no FICO® score is available, is [●].

NMAC, like most of the industry, utilizes a generic score developed by Fair, Isaac and Company. This FICO® score is sold through the three major credit reporting agencies, each using a different trade name for the product. NMAC purchases the automobile specific version of FICO®. This score is one of several factors used by NMAC in its application processing system to assess the credit risk associated with each applicant. See “The Sponsor — Loan and Lease Underwriting Procedures” in this prospectus. FICO® scores are based solely on independent third party information from the credit reporting agency. The accuracy of independent third party information provided to the credit reporting agency cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the leases. See “Risk Factors — Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases” in this prospectus. The table below illustrates the distribution of the leases in the [statistical] pool described in this prospectus as of the [statistical] cutoff date by FICO® score.

FICO® Score Range	Number of Leases	Percentage of Total Number of Leases (1)	Aggregate Securitization Value(1)	Percentage of Aggregate Securitization Value(1)

Total

(1)	Balances and percentages may not add to total due to rounding.

The leases in the [statistical] pool described in this prospectus in the aggregate possess the following characteristics as of the [statistical] cutoff date:

	Average	Minimum	Maximum
Securitization Value
Base Residual
Seasoning (Months)(1)(2)
Remaining Term (Months)(1)
Original Term (Months)(1)
Discounted Base Residual as a % of Securitization Value
Base Residual as a % of MSRP
Percentage of Securitization Value Financed through Nissan or Infiniti dealers	Nissan
Infiniti

(1)	Weighted average by Securitization Value as of the [statistical] cutoff date.
(2)	Seasoning is the number of months elapsed since origination of a Lease.

For more information regarding the methodology used to determine the Base Residual, you should refer to “— Calculation of the Securitization Value” below.

[We have not provided delinquency, repossession and loss data on the leases, because none of the leases in the [statistical] pool described in this prospectus, as of the [statistical] cutoff date, was more than 29 days delinquent. See “— Characteristics of the Leases — General” above.]

The leases and leased vehicles allocated to the 20[●]-[●] SUBI will be on file with the trustee and will identify for each Lease:

•	the identification number of the Lease,

•	the identification number of the related leased vehicle,

•	the related Lease Maturity Date and

•	the Securitization Value of the lease and the related leased vehicle on NMAC’s books as of the related cutoff date.

In the Servicing Agreement, NMAC will make representations and warranties with respect to each lease and related leased vehicle as described under “Description of the Servicing Agreement—Representations and Warranties, Remedies” in this prospectus.

Calculation of the Securitization Value

Under the Servicing Agreement, the servicer will calculate a “Securitization Value” for each lease equal to the following:

Calculation Date	Securitization Value Formula
as of any date other than its Lease Maturity Date:	the present value, calculated using the Securitization Rate, of the sum of (a) the aggregate Monthly Payments remaining on the Lease, and (b) the Base Residual of the related leased vehicle and

as of its Lease Maturity Date:	the Base Residual of the related leased vehicle.

The present value calculations will be made using a discount rate of [●]% (the “Securitization Rate”). The Securitization Rate was selected by the depositor with input from the underwriters and is determined based on our prevailing interest rates at the time of the transaction. The Securitization Rate takes into consideration, among other items, losses and other payments contemplated by the transaction.

The “Base Residual” means the lowest of (i) the ALG Residual (“ALG Residual”) established in [[●] 20[●]] as a “mark-to-market” value, (ii) the Maximum Residualized MSRP ALG Residual (“MRM Residual”)

established in [[●] 20[●]] as a “mark-to-market” value and (iii) the residual value of the leased vehicle at the scheduled termination of the lease established or assigned by NMAC at the time of origination of the lease or at the date the lease was terminated by the lessee (the “Contract Residual”). The ALG Residual and the MRM Residual are residual value estimates established by a third-party source, Automotive Lease Guide (“ALG”), an independent publisher of residual value percentages recognized throughout the automotive finance industry for projecting vehicle market values at lease termination. For more information on how residual values of the leased vehicles are determined, you should refer to “The Sponsor — Determination of Residual Values” in this prospectus.

Distribution of the Leased Vehicles by Model

The distribution of the leased vehicles in the [statistical] pool described in this prospectus as of the [statistical] cutoff date by Nissan and Infiniti model was as follows:

Models	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)	Percentage of Aggregate Securitization Value(1)

Total

(1)	Balances and percentages may not add to total due to rounding Distribution of the Leased Vehicles by Vehicle Type

The distribution of the leased vehicles in the [statistical] pool described in this prospectus as of the [statistical] cutoff date by Nissan and Infiniti vehicle type was as follows:

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)	Percentage of Aggregate Securitization Value(1)

Total

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Original Lease Term

The distribution of the leases in the [statistical] pool described in this prospectus as of the [statistical] cutoff date by original lease term was as follows:

Months	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)	Percentage of Aggregate Securitization Value(1)

Total

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Remaining Lease Term

The distribution of the leases in the [statistical] pool described in this prospectus as of the [statistical] cutoff date by remaining lease term was as follows:

Months	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)	Percentage of Aggregate Securitization Value(1)

Total

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity

The distribution of the leases in the [statistical] pool described in this prospectus as of the [statistical] cutoff date by quarter of maturity was as follows:

Quarter	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Aggregate Base Residual(1)	Percentage of Aggregate Base Residual(1)

Total

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Location

The geographic distribution of the leases in the [statistical] pool described in this prospectus as of the [statistical] cutoff date was as follows:

State	Number of Leases(1)	Percentage of Total Number of Leases(1)(2)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)
Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
District of Columbia
Florida
Georgia
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky

State	Number of Leases(1)	Percentage of Total Number of Leases(1)(2)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)
Louisiana
Maine
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Montana
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Vermont
Virginia
Washington
West Virginia
Wisconsin
Wyoming
Total

(1)	Based on the billing addresses of obligors.
(2)	Balances and percentages may not add to total due to rounding.

As of the [statistical] cutoff date, no state other than [●] accounted for 5.00% or more of the aggregate Securitization Value of the leases and related leased vehicles. Adverse economic or other conditions in any of these states may have a disproportionate impact on the performance of the leases and the leased vehicles. See “Risk Factors — The geographic concentration of the leases, economic factors and lease performance could negatively affect the pool assets” in this prospectus.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the leases in the pool of leases and the related leased vehicles and the disclosure regarding those leases required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, NMAC identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by NMAC’s senior management to ensure the accuracy of such descriptions. NMAC, assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of NMAC’s capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the leases or payments on the notes.

In addition, NMAC also performed a review of the leases in the [statistical] pool of leases and related leased vehicles to confirm that those leases satisfied the criteria set forth under “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus. The first aspect of that review tested the accuracy of the individual leases data contained in NMAC’s data tape. The data tape is an electronic record maintained by NMAC, which includes certain attributes of the leases. NMAC ensured that a random sample of [●] files related to the leases were selected to confirm certain data points such as money factor, FICO® score, remaining term to maturity and contract residual value conformed to the applicable information on the data tape. [Describe any material discrepancies noted in comparison.] A second aspect of that review consisted of a comparison of the statistical information contained under “The Leases” to data in, or derived from, the data tape. Statistical information relating to the leases in the pool was recalculated using the applicable information on the data tape. In addition to this review, NMAC performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

[Disclose any discrepancies between the disclosure regarding the pool assets discovered as a result of our review of the underlying assets required by Rule 193 under the Securities Act of 1933, as amended, including any such discrepancies that resulted in the removal of assets from the pool to be securitized or the remediation of the discovered problem in connection with the assets in the pool to be securitized.]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

[Asset Level Information]

[For securities issued after November 23, 2016: The issuing entity has provided asset-level information regarding the leases and leased vehicles that allocated the 20[●]-[●] SUBI on the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity on [●], which is hereby incorporated by reference. The asset-level data comprises each of the of the data points required with respect to automobile leases identified on Schedule AL to Regulation AB and generally includes, with respect to each lease and leased vehicle, [the related asset number, the reporting period covered, general information about the lease and leased vehicle, information about the related lessee, information about activity on the lease and information about modifications of the lease since it was origination]. In addition, the issuing entity will provide updated asset-level data with respect to the leases and leased vehicles each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.]

STATIC POOL INFORMATION

“Static Pool Information Regarding Certain Previous Securitizations” beginning on page [●] in this prospectus, sets forth in graphic format static pool information regarding delinquencies, cumulative losses and prepayments for NMAC’s securitized portfolios of leases, and also sets forth in tabular format, as of the relevant cut-off date, certain characteristics of these leases for the past five years. The underlying historical data used in preparing the graphs are set forth under “Historical Pool Performance” beginning on page [●] of this prospectus.

[Static pool information for prior securitized pools has been included for illustrative purposes. Updated static pool data that complies with Item 1105 of Regulation AB will be included in each prospectus in connection with each offering of securities hereunder.]

[Insert disclosure required by Item 1105 of Regulation AB, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

MATURITY AND PREPAYMENT CONSIDERATIONS

Information regarding maturity and prepayment considerations with respect to the notes is set forth under “Weighted Average Life of the notes” and “Risk Factors — Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption reallocation of the leases and the leased vehicles from the SUBI or early termination of the issuing entity” in this prospectus. No principal payments will be made on the Class A-2 notes until the Class A-1 notes have been paid in full. No principal payments will be made on the Class A-3 notes until the Class A-1 notes and the Class A-2 notes have been paid in full. No principal payments will be made on the Class A-4 notes until the Class A-1 notes, the Class A-2 notes and the Class A-3 notes have been paid in full. However, upon a default under the Indenture (an “Event of Default”) and the acceleration of the notes following an Event of Default, principal payments will be made as follows: first, to the Class A-1 notes until the Class A-1 notes have been paid in full, and then to the Class A-2 notes [(pro rata to the Class-A-2a notes and the Class A-2b notes, if applicable)], the Class A-3 notes and the Class A-4 notes, on a pro rata basis, based on the respective outstanding principal balances of those classes of notes, until the outstanding principal balances of those classes of notes have been paid in full. See “The Notes—Payments of Principal” in this prospectus.

Because the rate of payment of principal of each class of notes depends primarily on the rate of payment (including prepayments) on the leases and the leased vehicles, final payment of any class of notes could occur later or significantly earlier than their respective Final Scheduled Payment Dates set forth in “The Notes — Principal” in this prospectus. Noteholders will bear the risk of being able to reinvest principal payments on the notes at yields at least equal to the yield on their respective notes if final payment on such notes occurs significantly earlier than such notes’ respective Final Scheduled Payment Dates. No prediction can be made as to the rate of prepayments on the leases in either stable or changing interest rate environments. For a more detailed discussion of the prepayment risks, see “Risk Factors — Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption reallocation of the leases and the leased vehicles from the SUBI or early termination of the issuing entity” in this prospectus.

PREPAYMENTS, DELINQUENCIES, REPOSSESSIONS AND NET LOSSES

Prepayment Information

Prepayment information relating to NMAC’s securitized portfolios of leases for the past five years is set forth under “Static Pool Information Regarding Certain Previous Securitizations — Prepayment Information” in Appendix B to this prospectus.

Delinquency, Repossession and Credit Loss Information

Set forth below is information concerning NMAC’s experience in the United States with respect to its entire portfolio of new Nissan and Infiniti motor vehicle leases, which includes leases owned by NMAC or the titling trust and leases, if any, that have been sold but are still being serviced by NMAC. The dollar amounts of the leases outstanding is NMAC’s book value. NMAC believes credit losses are an expected cost in the business of extending credit. NMAC’s strategy is to minimize credit losses while providing financing support for the sale of the motor vehicles.

NMAC establishes an allowance for expected credit losses and deducts amounts reflecting losses against such allowance. For credit loss terminations, NMAC charges the account balance related to a lease against the allowance for credit losses upon the related vehicle’s sale date. For losses related to uncollected end of term charges such as Excess Mileage and Excess Wear and Tear Charges on early, full and over termination leases, NMAC charges the account balance to the related allowance 120 days after the initial customer billing statement is due. NMAC credits any recoveries from charge-offs related to a lease to the allowance. For more information regarding the Excess Mileage and Excess Wear and Tear Charges and other charges that may be payable by the related lessee upon termination of the Lease, you should refer to “The Sponsor — Leased Vehicle Maintenance” and “The Leases — Early Termination” in this prospectus.

Gains or losses associated with the sale of off-lease inventory are recorded and charged to the corresponding allowance on the vehicle sale date.

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond NMAC’s control. There is no assurance that NMAC’s delinquency, repossession and loss experience with respect to its leases and the related leased vehicles in the future, or the experience of the issuing entity with respect to the leases and the leased vehicles, will be similar to that set forth below.

[We have not provided similar delinquency, repossession and loss data on the leases, because none of the leases in the [statistical] pool described in this prospectus, as of the [statistical] cutoff date, was more than 29 days delinquent in payments. See “The Leases — Characteristics of the Leases — General” in this prospectus.]

Nissan Lease Delinquency Experience(1)(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Dollar Amount of Net Receivables Outstanding(3)
Ending Number of Lease Contracts Outstanding
Percentage of Delinquent Lease Contracts(4) 31-60 Days
61-90 Days
91 Days or more

Total

(1)	Includes leases, if any, for Nissan motor vehicles that NMAC has sold to third parties but continues to service.
(2)	Percentages may not add to total due to rounding.
(3)	Dollar amounts based on net book value of vehicles.
(4)	A lease is considered delinquent if 5% or more of the scheduled monthly payment is past due.

Infiniti Lease Delinquency Experience(1)(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Dollar Amount of Net Receivables Outstanding(3)
Ending Number of Lease Contracts Outstanding
Percentage of Delinquent Lease Contracts(4) 31-60 Days
61-90 Days
91 Days or more

Total

(1)	Includes leases, if any, for Infiniti motor vehicles that NMAC has sold to third parties but continues to service.
(2)	Percentages may not add to total due to rounding.
(3)	Dollar amounts based on net book value of vehicles.
(4)	A lease is considered delinquent if 5% or more of the scheduled monthly payment is past due.

NMAC Total Lease Delinquency Experience(1)(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Dollar Amount of Net Receivables Outstanding(3)
Ending Number of Lease Contracts Outstanding
Percentage of Delinquent Lease Contracts(4) 31-60 Days
61-90 Days
91 Days or more

Total

(1)	Includes leases, if any, for Nissan and Infiniti motor vehicles that NMAC has sold to third parties but continues to service.
(2)	Percentages may not add to total due to rounding.
(3)	Dollar amounts based on net book value of vehicles.
(4)	A lease is considered delinquent if 5% or more of the scheduled monthly payment is past due.

Nissan Lease Repossession and Credit Loss Experience(1)(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Ending Number of Lease Contracts Outstanding

Average Number of Lease Contracts Outstanding(3)

Repossessions:

Number of Repossessions

Number of Repossessions as a Percentage of Ending Number of Lease Contracts Outstanding

Number of Repossessions as a Percentage of Average Number of Lease Contracts Outstanding

Losses:

Dollar Amount of Net Receivables Outstanding(4)

Average Dollar Amount of Net Receivables Outstanding(3)(4)

Gross Repossession Losses(5)

Repossession Recoveries(5)

Net Repossession Losses

Average Net Repossession Loss per Liquidated Contract(6)

Net Repossession Losses as a Percentage of Average Net Receivables Outstanding

(1)	Includes leases, if any, for Nissan motor vehicles that the titling trust has sold to third parties but NMAC continues to service.

(2)	Percentages and numbers may not add to total due to rounding.
(3)	Average amounts calculated based on month-end data for the periods indicated.
(4)	Dollar amounts based on net book value of vehicles.
(5)	Includes involuntary and voluntary repossessions, bankruptcy repossessions and charge-offs.
(6)	Dollars not in thousands.

Infiniti Lease Repossession and Credit Loss Experience(1)(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●] (7)	[●] (7)	[●]	[●]	[●]	[●]	[●]
Ending Number of Lease Contracts Outstanding

Average Number of Lease Contracts Outstanding(3)

Repossessions:

Number of Repossessions

Number of Repossessions as a Percentage of Ending Number of Lease Contracts Outstanding

Number of Repossessions as a Percentage of Average Number of Lease Contracts Outstanding

Losses:

Dollar Amount of Net Receivables Outstanding(4)

Average Dollar Amount of Net Receivables Outstanding(3)(4)

Gross Repossession Losses(5)

Repossession Recoveries(5)

Net Repossession Losses

Average Net Repossession Loss per Liquidated Contract(6)

Net Repossession Losses as a Percentage of Average Net Receivables Outstanding

(1)	Includes leases, if any, for Infiniti motor vehicles that the titling trust has sold to third parties but NMAC continues to service.

(2)	Percentages and numbers may not add to total due to rounding.
(3)	Average amounts calculated based on month-end data for the periods indicated.
(4)	Dollar amounts based on net book value of vehicles.
(5)	Includes involuntary and voluntary repossessions, bankruptcy repossessions and charge-offs.
(6)	Dollars not in thousands.
(7)	The percentages for the [●] months ended [●], 20[●] have been annualized to facilitate year-to-year comparisons. Actual percentages for the entire year may differ from annualized percentages.

NMAC Total Lease Repossession and Credit Loss Experience(1)(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Ending Number of Lease Contracts Outstanding

Average Number of Lease Contracts Outstanding(3)

Repossessions:

Number of Repossessions

Number of Repossessions as a Percentage of Ending Number of Lease Contracts Outstanding

Number of Repossessions as a Percentage of Average Number of Lease Contracts Outstanding

Losses:

Dollar Amount of Net Receivables Outstanding(4)

Average Dollar Amount of Net Receivables Outstanding(3)(4)

Gross Repossession Losses(5)

Repossession Recoveries(5)

Net Repossession Losses

Average Net Repossession Loss per Liquidated Contract(6)

Net Repossession Losses as a Percentage of Average Net Receivables Outstanding

(1)	Includes leases, if any, for Nissan and Infiniti motor vehicles that the titling trust has sold to third parties but NMAC continues to service.

(2)	Percentages and numbers may not add to total due to rounding.
(3)	Average amounts calculated based on month-end data for the periods indicated.
(4)	Dollar amounts based on net book value of vehicles.
(5)	Includes involuntary and voluntary repossessions, bankruptcy repossessions and charge-offs.
(6)	Dollars not in thousands.

Residual Value Loss Experience

Set forth below is information concerning residual value loss experience and return rates for Nissan and Infiniti motor vehicles at termination. The residual value loss rates are indicated as the difference between the Initial ALG Residual and the actual amounts received for the off-lease vehicles (customer purchases and auction proceeds). In general, Contract Residuals reflect Initial ALG Residuals plus a small number of percentage points. See “The Sponsor — Determination of Residual Values” in this prospectus.

Nissan Residual Value Loss Experience(1)(2)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Total Number of Vehicles Scheduled to Terminate(1)

Total Initial ALG Residual on Vehicles Scheduled to Terminate(3)

Number of Vehicles Returned to NMAC(4)

Vehicles Returned to NMAC Ratio

Number of Vehicles going to Full Termination(5)

Full Termination Ratio(6)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Total Gain/(Loss) on Vehicles Returned to NMAC(4)(7)

Average Gain/(Loss) on Vehicles Returned to NMAC(7)

Total Initial ALG Residual on Vehicles Returned to NMAC(3)

Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Returned Vehicles Sold by NMAC

Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Vehicles Scheduled to Terminate

Average Contract Residual Percentage of Adjusted MSRP

Average Initial ALG Residual Percentage of Adjusted MSRP

Percentage Difference

(1)	Includes leases, if any, for Nissan motor vehicles which NMAC has sold to third parties but continues to service. These leases are grouped by scheduled lease maturity date. Excludes leases that have been terminated pursuant to a lessee default (including, but not limited to, as a result of the lessee’s failure to maintain insurance coverage required by the lease, the failure of the lessee to timely or properly perform any obligation under the lease, or any other act by the lessee constituting a default under applicable law).
(2)	Percentages and numbers may not add to total due to rounding.
(3)	ALG Residual for Standard Mileage Leases (15,000 miles/year) (not adjusted Maximum Residualized MSRP).
(4)	Excludes repossessions, vehicles in inventory and NMAC Residual Percentages of less than 10% and greater than 95%. MSRP adjusted for dealer add-ins in accordance with NMAC policy. Includes lessee initiated early terminations.
(5)	Includes all vehicles terminating at scheduled maturity, terminating past scheduled maturity and terminating within 90 days prior to scheduled maturity.
(6)	The ratio of the vehicles that went to full termination during the stated period over the vehicles scheduled to terminate.
(7)	Gain/(Loss) net of the difference between the Contract Residual and the ALG Residual.

Infiniti Residual Value Loss Experience(1)(2)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Total Number of Vehicles Scheduled to Terminate(1)
Total Initial ALG Residual on Vehicles Scheduled to Terminate(3)
Number of Vehicles Returned to NMAC(4)
Vehicles Returned to NMAC Ratio
Number of Vehicles going to Full Termination(5)
Full Termination Ratio(6)
Total Gain/(Loss) on Vehicles Returned to NMAC(4)(7)
Average Gain/(Loss) on Vehicles Returned to NMAC(7)
Total Initial ALG Residual on Vehicles Returned to NMAC(3)
Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Returned Vehicles Sold by NMAC
Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Vehicles Scheduled to Terminate
Average Contract Residual Percentage of Adjusted MSRP
Average Initial ALG Residual Percentage of Adjusted MSRP
Percentage Difference

(1)	Includes leases, if any, for Infiniti motor vehicles which NMAC has sold to third parties but continues to service. These leases are grouped by scheduled lease maturity date. Excludes leases that have been terminated pursuant to a lessee default (including, but not limited to, as a result of the lessee’s failure to maintain insurance coverage required by the lease, the failure of the lessee to timely or properly perform any obligation under the lease, or any other act by the lessee constituting a default under applicable law).

(2)	Percentages and numbers may not add to total due to rounding.
(3)	Excludes vehicles for which no ALG Residual is available due to the absence of an equivalent vehicle or contract term on the ALG tables.
(4)	Excludes repossessions, vehicles in inventory and NMAC Residual Percentages of less than 10% and greater than 95%. MSRP adjusted for dealer add-ins in accordance with IFS policy. Includes lessee initiated early terminations.
(5)	Includes all vehicles terminating at scheduled maturity, terminating past scheduled maturity and terminating within 90 days prior to scheduled maturity.
(6)	The ratio of the vehicles that went to full termination during the stated period over the vehicles scheduled to terminate.
(7)	Gain/(Loss) net of the difference between the Contract Residual and the ALG Residual.

WEIGHTED AVERAGE LIFE OF THE NOTES

The following information is provided solely to illustrate the effect of prepayments of the leases and the related leased vehicles on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the leases. It is expected that at the time the redemption option becomes available to the servicer, only the certificates will be outstanding.

Prepayments on motor vehicle leases may be measured by a prepayment standard or model. The prepayment model used in this prospectus is expressed in terms of percentages of “ABS,” which means a prepayment model that assumes a constant percentage of the original number of leases in the pool prepay each month. The base prepayment assumption (the “100% Prepayment Assumption” or “Prepayment Assumption”) assumes that the original principal balance of the leases will prepay as follows:

(1) In month one, prepayments will occur at [●]% ABS and increase by [●]% ABS each month until reaching [●]% ABS in the [●]th month of the life of the lease.

(2) In month[●], prepayments increase to [●]% ABS and remain at that level until the [●]th month of the life of the lease.

(3) In month [●], prepayments decrease to [●]% ABS and remain at that level until the original outstanding principal balance of the contract has been paid in full.

Neither any ABS rate nor the 100% Prepayment Assumption purports to be a historical description of the prepayment experience or a prediction of the anticipated rate of prepayment of the leases. We cannot assure you that the leases will prepay at the levels of the Prepayment Assumption or at any other rate.

The tables below were prepared on the basis of certain assumptions, including that:

•	as of the cutoff date, [●] months have elapsed since the inception of the leases,

•	all Monthly Payments are timely received and no lease is ever delinquent,

•	all Monthly Payments are made according to the schedule set forth in Appendix D to this prospectus,

•	no Repurchase Payment is made in respect of any Lease,

•	there are no losses in respect of the leases,

•	payments on the notes and the certificates are made on the 15th day of each month, whether or not the day is a Business Day,

•	the servicing fee rate is 1.00% per annum,

•	all prepayments on the leases are prepayments in full (and the residual values of the related leased vehicles are paid in full),

•	the Reserve Account is initially funded with an amount equal to $[●],

•	the aggregate Securitization Value as of the cutoff date is $[●], based on a Securitization Rate of [●]%,

•	the closing date is assumed to be [●], 20[●],

•	the servicer does not exercise its option to purchase the assets of the issuing entity on or after the payment date on which the aggregate unpaid principal amount of the securities is less than or equal to 10% of the aggregate initial principal amount of the securities[, and

•	Net Swap Payments are equal to zero for each payment date].

No representation is made as to what the actual levels of losses and delinquencies on the leases will be. Because payments on the leases and the leased vehicles will differ from those used in preparing the following tables, distributions of principal of the notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

The following tables set forth the percentages of the unpaid principal amount of each class of the notes that would be outstanding after each of the dates shown, based on a rate equal to 25%, 50%, 75%, 100% and 125% of the Prepayment Assumption. As used in the table, “25% Prepayment Assumption” assumes that a lease will prepay at 25% of the Prepayment Assumption, “50% Prepayment Assumption” assumes that a lease will prepay at 50% of the Prepayment Assumption and so forth.

Percentage of Class A-1 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date

Weighted Average Life To Maturity (years)(1)

(1)	The weighted average life of the Class A-1 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the leases, which will differ from the actual characteristics and performance of the leases) and should be read in conjunction with those assumptions.

Percentage of Class A-2 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date

Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-2 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the leases, which will differ from the actual characteristics and performance of the leases) and should be read in conjunction with those assumptions.

Percentage of Class A-3 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date

Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-3 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the leases, which will differ from the actual characteristics and performance of the leases) and should be read in conjunction with those assumptions.

Percentage of Class A-4 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date

Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-4 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the leases, which will differ from the actual characteristics and performance of the leases) and should be read in conjunction with those assumptions.

REPURCHASES AND REPLACEMENTS

In the [                    ] period ending [                    ], no assets securitized by NMAC were the subject of a demand to repurchase or replace for breach of the representations and warranties. [The following table provides information regarding the demand, repurchase and replacement history with respect to leases and leased vehicles securitized by NMAC during the period from [●], 20[●] to [●], 20[●].] NMAC, as securitizer, discloses in a report on Form ABS-15G all fulfilled and unfulfilled repurchase requests for securitized leases and leased vehicles that were the subject of a demand to repurchase. Please refer to the Form ABS-15G filed by NMAC on [●] for additional information. The CIK number of NMAC is 0001540639.

Name of Issuing Entity	Check if Registered	Name of Originator	Total Leases in ABS by Originator		Leases that Were Subject of Demand		Leases that Were Repurchased or Replaced		Leases that Were Repurchased or Replaced		Demand in Dispute		Demand Withdrawn		Demand Rejected
Nissan Auto Lease Trust 20[●][●]-[●][●]			$	%	$	%	$	%	$	%	$	%	$	%	$	%
Nissan Auto Lease Trust 20[●][●]-[●][●]			$	%	$	%	$	%	$	%	$	%	$	%	$	%

NOTE FACTORS AND TRADING INFORMATION

The “Note Factor” for a class of notes will be a seven-digit decimal that the servicer will compute for each payment date, which will represent the remaining outstanding principal amount of each class of notes, as of such payment date (after giving effect to payments made on such payment date), expressed as a fraction of the initial outstanding principal amount of such class of notes. Each Note Factor will initially be 1.0000000 and will thereafter decline to reflect reductions in the principal amount of the related class of notes. A noteholder’s portion of the principal amount of the notes will be the product of (i) the original denomination of the note and (ii) the applicable Note Factor, as the case may be.

Pursuant to the Indenture, the registered holders of the notes (other than the retained notes, if any, which may be issued as definitive notes) will be Cede & Co. (“Cede”) as the nominee of the Depository Trust Company (“DTC”), unless definitive notes are issued under the limited circumstances described under “Additional Information Regarding the Notes — Definitive Notes” in this prospectus. Registered holders of the notes will receive monthly reports from the indenture trustee concerning payments received on or in respect of the leases and the leased vehicles, the Note Factor for each class of notes and various other items of information. Note owners may obtain copies of such reports upon a request in writing to the indenture trustee at its corporate trust office. In addition, note owners will be furnished information for tax reporting purposes during each calendar year, not later than the latest date permitted by law. For further details concerning information furnished to noteholders and note owners and the certificateholder, the servicer’s compliance statement, the servicer’s assessment of compliance with servicing criteria and the annual attestation report prepared by the independent registered public accounts as to the servicer’s assessment of compliance with servicing criteria, you should refer to “Additional Information Regarding the Securities — Statements to Securityholders” and “Distributions on the Notes — Payment Date Certificate”, “The Notes — Book-Entry Registration”, “— Definitive Notes,” “Description of the Servicing Agreement — Evidence as to Compliance” and “Description of the Indenture — Reports and Documents by Indenture Trustee to Noteholders” in this prospectus.

USE OF PROCEEDS

The depositor will use the net proceeds from the sale of the notes — proceeds from the sale of the notes minus the underwriting discount in the amount of $[●], payable to the underwriters — to acquire the 20[●]-[●] SUBI certificate from NILT Trust [and to purchase the Interest Rate Cap Agreement(s), if any]. No expenses incurred in connection with the selection and acquisition of the pool assets will be payable from the proceeds from the sale of the notes.

THE NOTES

General

The notes will be issued under the Indenture, a form of which has been filed as an exhibit to the registration statement. A copy of the finalized Indenture, together with the other Basic Documents, will be filed with the SEC on Form 8-K on or prior to the date the final prospectus is required to be filed.

The notes will be issued in minimum denominations of $[●] and integral multiples of $[●] in excess thereof in book-entry form[, provided that, any retained notes will be issued as definitive notes]. The notes issued in book-entry form initially will be registered in the name of Cede, the nominee of DTC. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “note owner”) will be entitled to receive a certificate representing that owner’s note, except as set forth below. Unless and until notes [(other than retained notes, if any)] are issued in Definitive Form under the limited circumstances described in “Additional Information Regarding the notes — Definitive Notes” in this prospectus, all references herein to distributions, notices, reports and statements to noteholders will refer to the same actions made with respect to DTC or Cede, as the case may be, for the benefit of note owners in accordance with DTC procedures. See “The Notes — Book-Entry Registration” and “— Definitive Notes” below.

Book-Entry Registration

The information in this section concerning DTC and DTC’s book-entry system has been provided by DTC. Neither NMAC nor NALL II has independently verified the accuracy of this information.

Each class of notes offered by this prospectus (other than retained notes, if any) will be represented by one or more certificates registered in the name of Cede, as nominee of DTC. Noteholders may hold beneficial interests in the notes through the DTC (in the United States) or Clearstream Banking, société anonyme (“Clearstream Banking Luxembourg”) or Euroclear Bank S.A./NV (the “Euroclear Operator”) as operator of the Euroclear System (“Euroclear”) (in Europe or Asia) directly if they are participants of those systems, or indirectly through organizations which are participants of those systems.

No noteholder will be entitled to receive a certificate representing that person’s interest in the notes, except as set forth below. Unless and until notes are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by noteholders will refer to actions taken by DTC upon instructions from direct participants, and all references in this prospectus to distributions, notices, reports and statements to noteholders will refer to distributions, notices, reports and statements to Cede, as the registered holder of the notes, for distribution to noteholders in accordance with DTC procedures. Therefore, it is anticipated that the only noteholder will be Cede, the nominee of DTC. Noteholders will not be recognized by the indenture trustee as noteholders and will only be able to exercise their collective rights as holders of notes of the related class indirectly through DTC, the direct participants and the indirect participants, as further described below. In connection with such indirect exercise of rights through the DTC system, noteholders may experience some delays in their receipt of payments, since distributions on book-entry securities first will be forwarded to Cede. Notwithstanding the foregoing, noteholders are entitled to all remedies available at law or in equity with respect to any delay in receiving distributions on the securities, including but not limited to remedies set forth in the relevant agreements against parties thereto, whether or not such delay is attributable to the use of DTC’s book-entry system.

Under a book-entry format, because DTC can only act on behalf of direct participants that in turn can only act on behalf of indirect participants, the ability of a noteholder to pledge book-entry securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such book-entry securities, may be limited due to the lack of physical certificates or notes for such book-entry securities. In addition, issuance of the notes in book-entry form may reduce the liquidity of such securities in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes. See “Risk Factors — Because the notes are in book-entry form, your rights can only be exercised indirectly” in this prospectus.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York UCC, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over many countries that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants” and, together with the direct participants, “participants”). The rules applicable to DTC and its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchasers of notes under the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmation from DTC providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the indenture trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the notes will be made to Cede, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the indenture trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the indenture trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the indenture trustee, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the indenture trustee. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered.

The depositor, the trustee of the issuing entity or the administrative agent may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered to DTC. See “— Definitive Notes” below.

None of the servicer, the depositor, the administrative agent, the indenture trustee or owner trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the notes held by Cede, DTC, Clearstream Banking Luxembourg or Euroclear, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Definitive Notes

The notes (other than retained notes, if any) will be issued in fully registered, certificated form (“definitive notes”) to noteholders or their respective nominees, rather than to DTC or its nominee, only if:

1. DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and none of the depositor, the owner trustee of the issuing entity and the administrative agent is able to locate a qualified successor;

2. the depositor, the owner trustee or the administrative agent at its option, to the extent permitted by applicable law, elects to terminate the book-entry system through DTC; or

3. after the occurrence of an Event of Default, holders representing at least a majority of the aggregate outstanding principal amount of the notes, voting as a single class, advise the indenture trustee through DTC and its direct participants in writing that the continuation of a book-entry system through DTC (or a successor thereto) with respect to the notes is no longer in the best interests of the noteholders.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will be required to notify all noteholders through DTC’s direct participants of the availability of definitive notes. Upon surrender by DTC of the definitive certificates representing the corresponding notes and receipt of instructions for re-registration, the indenture trustee will reissue those notes as definitive notes to the noteholders.

Payments on the definitive notes will be made by the indenture trustee directly to the holders of the definitive notes in accordance with the procedures set forth in this prospectus and in the Indenture. Interest and principal payments on the notes on each payment date will be made to the holders in whose names the definitive notes or certificates were registered at the close of business on the related record date. Payments will be made by check mailed to the addresses of such holders as they appear on the note register except that a noteholder with notes having original denominations aggregating at least $1 million may request payment by wire transfer of funds pursuant to written instructions delivered to the indenture trustee at least five Business Days prior to the record date. The final payment on any definitive notes will be made only upon presentation and surrender of the definitive notes at the office or agency specified in the notice of final payment to noteholders. The indenture trustee or a paying agent will provide such notice to the registered noteholders not more than 30 days nor less than 10 days prior to the date on which the final payment is expected to occur.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Noteholder Communication; List of Noteholders

A Note Owner or, to the extent definitive notes have been issued, a noteholder (collectively, “investors”) may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the Basic Documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification to the effect that the investor is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). In each monthly distribution report on Form 10-D under the Exchange Act with respect to the issuing entity, the depositor will include disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the Basic Documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the Basic Documents and a description of the method other investors may use to contact the requesting investor. The sponsor and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Three or more holders of the notes of any Class or one or more holders of notes of that Class evidencing not less than 25% of the aggregate outstanding principal amount of notes may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the Indenture or under those notes. The indenture trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders.

The indenture trustee or the owner trustee, as the case may be, will provide to the servicer within 15 days after receipt of a written request from the servicer, a list of the names of all noteholders of record as of the most recent applicable record date.

Payments of Interest

The Class A-1 notes, the Class A-2[a] notes, the Class A-3 notes and the Class A-4 will constitute “fixed rate notes,” and will bear interest at a fixed rate per annum. [If issued, the Class A-2b notes will constitute “floating rate notes,” and will bear interest at available rate per annum based on LIBOR.] Interest on the principal balances of all classes of the notes will accrue at the respective per annum interest rates set forth in “Summary—Terms of the Notes—Per annum interest rates” in this prospectus (each, an “note rate”) and will be payable to the noteholders monthly on the 15th day of each month (or, if that date is not a Business Day, on the next succeeding Business Day) (each a “payment date”), commencing [●]. A “Business Day” is any day except a Saturday, Sunday or a day on which banks in the city and state where the corporate trust office of the indenture trustee is located, New York, New York, Franklin, Tennessee, Irving, Texas [or] [Wilmington, Delaware] [or the principal place of business of the [cap provider][swap counterparty], if any,] are authorized or obligated by law, regulation, executive order or governmental decree to be closed.

Interest on the outstanding principal amount of the Class A-1 notes [and each class of the floating rate notes, if any,] will accrue at the related note rate from and including the most recent payment date on which interest has been paid (or from and including the closing date with respect to the first payment date) to but excluding the current payment date (each, an “Accrual Period” with respect to the Class A-1 notes [and each class of the floating rate notes, if any]). Interest on the outstanding principal amount of each class of Fixed Rate notes other than the Class A-1 notes [and each class of the floating rate notes, if any] will accrue at the related note rate from and including the 15th day of the preceding calendar month (or from and including the closing date with respect to the first payment date) to but excluding the 15th day of the current calendar month (each, an “Accrual Period” with respect to each such class of notes). Interest on the Class A-1 notes [and each class of the floating rate notes, if any,] will be calculated on the basis of the actual number of days in the related Accrual Period divided by 360, and interest on each class of fixed rate notes other than the Class A-1 notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. In the case of the first payment date, the related Accrual Period for the Class A-1 notes [and each class of the floating rate notes, if any,] shall be [●] days and for all other classes of notes shall be [●] days.

Interest accrued but not paid on any payment date will be due on the next payment date, together with interest on that amount at the applicable note rate (to the extent lawful). Interest payments on the notes will generally be made [pro rata with any Senior Swap Termination Payments payable to the swap counterparty, if any] after the Total Servicing Fee has been paid, certain Advances and expenses have been reimbursed to the servicer[, and any Net Swap Payments have been paid]. See “Security for the Notes — The Accounts — The Reserve Account” and “Distributions on the Notes” in this prospectus.

Interest payments to each class of notes[ and any Senior Swap Termination Payments under the Interest Rate Swap Agreement defined below] will have the same priority. Under some circumstances, the amount available for interest payments could be less than the amount of interest payable on the notes on any payment date, in which case [(i)] the holders of the notes will receive their ratable share (based upon the aggregate amount of interest due to that class of notes) of the aggregate amount available to be distributed in respect of interest on the notes [,and (ii) the swap counterparty will receive its ratable share of the aggregate amount available to be distributed based on the amount of the Swap Termination Payment, if any].

The certificates will be subordinated to the notes so that, if other sources available to make payments of principal and interest on the notes are insufficient, amounts that otherwise would be distributed to the certificateholder generally will be available for that purpose, as more fully described under “The Notes — Principal” and “Distributions on the Notes” in this prospectus.

[Calculation of Floating Rate Interest]

[Each class of floating rate notes, if any, will bear interest during each applicable Accrual Period at a rate per annum determined by the London Interbank Offer Rate for one-month U.S. dollar deposits (“LIBOR”) plus a Spread. A “Spread” is the number of basis points to be added or subtracted to the related LIBOR applicable to such class of floating rate notes.

The rate of interest on the floating rate notes will be reset for each Accrual Period on the first day of the applicable Accrual Period (each such date, an “Interest Reset Date”).

LIBOR will be calculated for each Accrual Period on the day that is two London Business Days prior to the related Interest Reset Date (each such date, an “Interest Determination Date”). LIBOR for each Accrual Period will be the rate for deposits in U.S. dollars having a maturity of one month (commencing on the related Interest Reset Date) that appears on the Designated LIBOR Page as of 11:00 a.m. London time, on the applicable Interest Determination Date.

With respect to an Interest Determination Date on which no rate appears on the Designated LIBOR Page, LIBOR for the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotations for deposits in U.S. dollars for the period of one month, commencing on the second London Business Day immediately following the applicable Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, LIBOR determined on the applicable Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations referred to in this paragraph are provided, LIBOR determined on the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., in New York, New York, on the applicable Interest Determination Date by three major banks, which may include the Calculation Agent and its affiliates, in New York, New York selected by the Calculation Agent for loans in U.S. dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as mentioned in this paragraph, LIBOR for the applicable Interest Determination Date will be LIBOR in effect on the applicable Interest Determination Date.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Designated LIBOR Page” means the display on [Reuters Screen, LIBOR 01 Page], or any successor service or any other page as may replace that page on that service or any successor service that displays the London interbank rates of major banks for U.S. dollars.

[●], will be designated as the calculation agent (the “Calculation Agent”) and, as such, will calculate the interest rates on the floating rate notes. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the holder of the floating rate notes. All percentages resulting from any calculation on the floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or .098765445) would be rounded to 9.87655% (or ..0987655)), and all dollar amounts used in or resulting from that calculation on the floating rate note will be rounded to the nearest cent (with one-half cent being rounded upwards). The Calculation Agent may be removed by the issuing entity at any time. If the Calculation Agent is unable or unwilling to act as such or is removed by the issuing entity, the issuing entity will promptly appoint as a replacement Calculation Agent a leading bank which is engaged in transactions in Eurodollar deposits in the international Eurodollar market and which does not control or is not controlled by or under common control with the issuing entity or its Affiliates. The Calculation Agent may not resign its duties without a successor having been duly appointed.]

[Interest Rate Cap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Cap Agreement” with [●], as cap provider (the “cap provider”), consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement(s) will, as of the closing date, be acceptable to each Rating Agency. Under each Interest Rate Cap Agreement, if [LIBOR] related to any payment date exceeds the Cap Rate, the issuing entity will pay an upfront premium to the cap provider and the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of:

1.	[LIBOR] for the related payment date minus the Cap Rate;

2.	the aggregate notional amount on the Interest Rate Cap Agreement(s), [which will equal the aggregate outstanding principal amount of the Class A-[●] notes on the first day of the Accrual Period related to such payment date]; and

3.	a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is [360][365].

[Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement(s) is less than 10%].

Among other things, an event of default under each Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement.

Among other things, a termination event under each Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Cap Agreement;

•	failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•	certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness;

•	failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; and/or

•	assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

“Cap Rate” means [●]%.

“Cap Termination Payment” means payments due to the cap provider by the issuing entity or to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.

“Cap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee which shall be held in trust for the benefit of the noteholders pursuant to the Indenture.

“Eligible Account” means an account maintained with a depository institution or trust company having the Required Deposit Rating (as defined in “Security for the Notes – The Accounts – Maintenance of Accounts” in this prospectus).]

[Interest Rate Swap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Swap Agreement” with [●], as swap counterparty (the “swap counterparty”), consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Swap Agreement(s) will, as of the closing date, be acceptable to each Rating Agency. Each Interest Rate Swap Agreement will have an initial notional amount equal to the initial principal balance of the related class of floating rate notes on the closing date and will decrease by the amount of any principal payments on such class of floating rate notes. The notional amount of an Interest Rate Swap Agreement will be equal to the outstanding principal balance of the related class of floating rate notes. [Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Swap Agreement(s) is less than 10%].

In general, in respect of each Interest Rate Swap Agreement for a class of floating rate notes, if any, on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a specified per annum fixed rate times the notional amount of such Interest Rate Swap Agreement for such class of floating rate notes (which will equal the then outstanding principal amount of the related class of floating rate notes), and the swap counterparty will be obligated to pay a floating rate payment based on LIBOR times the same notional amount. Payments due by each of the issuing entity and the swap counterparty under any Interest Rate Swap Agreement (other than Swap Termination Payments) will be exchanged on a net basis for such Interest Rate Swap Agreement. The payment obligations of the issuing entity to the swap counterparty under the Interest Rate Swap Agreement(s) are secured under the Indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under each Interest Rate Swap Agreement includes:

•	failure to make payments due under such Interest Rate Swap Agreement;

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty;

•	any breach of such Interest Rate Swap Agreement or related agreements by the swap counterparty;

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under such Interest Rate Swap Agreement.

Among other things, a termination event under each Interest Rate Swap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Swap Agreement;

•	any acceleration of the notes following an Event of Default under the Indenture;

•	failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Swap Agreement to an eligible counterparty that is able to provide the information;

•	certain tax events that would affect the ability of the swap counterparty to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the swap counterparty;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness;

•	failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Swap Agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Swap Agreement:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; and/or

•	assigns its rights and obligations under such Interest Rate Swap Agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in such Interest Rate Swap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Swap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Swap Agreement. If an Interest Rate Swap Agreement is terminated due to an event of default or a termination event or if the notional amount is reduced to match the principal amount of the notes, a Swap Termination Payment under an Interest Rate Swap Agreement may be due to the swap counterparty by the issuing entity out of Available Amounts or may be due to the issuing entity by the swap counterparty. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the Interest Rate Swap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Swap Agreement. Any Swap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

“Eligible Account” means an account maintained with a depository institution or trust company having the Required Deposit Rating (as defined in “Security for the Notes – The Accounts – Maintenance of Accounts” in this prospectus).

“Net Swap Payment” means for each Interest Rate Swap Agreement, if any, the net amounts owed by the issuing entity to the swap counterparty, if any, on any payment date (including any prior unpaid Net Swap Payments and any accrued interest thereon under the applicable Interest Rate Swap Agreement), excluding Swap Termination Payments.

“Net Swap Receipts” means for each Interest Rate Swap Agreement, if any, the net amounts owed by the swap counterparty to the issuing entity, if any, on any payment date under such Interest Rate Swap Agreement, excluding any Swap Termination Payments.

“Senior Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement that is not a Subordinated Swap Termination Payment.

“Subordinated Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement following an “event of default” or a “termination event” where the swap counterparty is the “defaulting party” or sole “affected party” (other than with respect to “illegality” or a “tax event”), as each such term is defined in such Interest Rate Swap Agreement.

“Swap Termination Payment” means a payment due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty under an Interest Rate Swap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Swap Agreement due to an “event of default” or “termination event” under such Interest Rate Swap Agreement.

“Swap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee, which shall be held in trust for the benefit of the noteholders and the swap counterparty pursuant to the Indenture.]

Principal

Until the notes have been paid in full, principal payments to noteholders will be made on each payment date in the amount and order of priority described under “Distributions on the Notes” in this prospectus. Generally, on each payment date, noteholders will be entitled to receive an amount (the “Principal Distribution Amount”) equal to the sum of (i) the Optimal Principal Distributable Amount, and (ii) any Principal Carryover Shortfall as of the preceding payment date; provided, however, that on or after the Final Scheduled Payment Date for any class of notes, and so long as no Event of Default has been declared, the Principal Distribution Amount will equal, until the principal balance of such class is reduced to zero, the greater of (a) such principal balance, and (b) the sum of (A) the Optimal Principal Distributable Amount, and (B) any Principal Carryover Shortfall as of the preceding payment date; provided, further, that if the amount on deposit in the Reserve Account after giving effect to all deposits and withdrawals on such payment date is greater than or equal to the balance of the notes then outstanding and all accrued and unpaid interest, such amount will be used to retire the then outstanding notes.

Notwithstanding the foregoing, the Principal Distribution Amount shall not exceed the aggregate Securitization Value of the SUBI Assets and the aggregate amount of principal paid in respect of a class of notes will not exceed its initial note balance.

The funds available to make principal distributions on a payment date (the “Available Principal Distribution Amount”) will be an amount equal to the excess, if any, or (a) the sum of (i) Available Funds remaining after the servicer has been paid the payment date Advance Reimbursement and the Servicing Fee (together with any unpaid Servicing Fees in respect of one or more prior Collection Periods), [and the swap counterparty, if any, has been paid any Net Swap Payments,] and (b) and (ii) the Reserve Account Draw Amount over (b) accrued interest has been paid on the notes on that payment date [and any Senior Swap Termination Payments have been paid to the swap counterparty, if any]. Principal payments will be made to securityholders on each payment date in an amount equal to (i) the lesser of (a) the Principal Distribution Amount and (b) the Available Principal Distribution Amount, or (ii) upon the occurrence of an Event of Default that results in the acceleration of the notes, and unless and until such acceleration has been rescinded, the aggregate Outstanding Amount of the notes (the “Monthly Principal Distributable Amount”).

The “Principal Carryover Shortfall” will mean, as of the close of business on any payment date, the excess, if any, of the Principal Distribution Amount over the Monthly Principal Distributable Amount.

On each payment date, unless the maturity of the notes has been accelerated following an Event of Default, principal payments shall be made sequentially so that no principal will be paid on any class of notes until each class of notes with a lower numerical designation has been paid in full. Thus, no principal will be paid on the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)] until the principal of the Class A-1 notes has been paid in full, no principal will be paid on the Class A-3 notes until the principal of the Class A-1 notes and the Class A-2 notes has been paid in full and no principal will be paid on the Class A-4 notes until the principal of the Class A-1 notes, the Class A-2 notes and the Class A-3 notes has been paid in full.

On any payment date, the “note balance” will equal the initial note balance reduced by all payments of principal made on or prior to such payment date on the notes.

On each payment date after the maturity of the notes has been accelerated following an Event of Default, principal will be allocated first to the Class A-1 notes, until they have been paid in full, second, pro rata among all other classes of the notes until they have been paid in full, and third, to the certificates. See “Distributions on the Notes” and “Description of the Indenture — Events of Default” in this prospectus.

The “Optimal Principal Distributable Amount” for any payment date and the related Collection Period will equal the sum of the following amounts:

•	for each leased vehicle for which the related lease did not terminate during that Collection Period, the difference between the Securitization Value of the lease at the beginning and at the end of that Collection Period,

•	for each leased vehicle for which the related lease reached its Lease Maturity Date during that Collection Period, the Securitization Value of the lease as of the Lease Maturity Date,

•	for each leased vehicle purchased by the servicer before its Lease Maturity Date during that Collection Period, the Repurchase Payment, and

•	for each lease terminated prior to its Lease Maturity Date that becomes a defaulted lease during that Collection Period or that became subject to an Early Lease Termination or Casualty Termination during that Collection Period, the Securitization Value of the lease as of the effective date of the termination of such Lease.

To the extent not previously paid prior to such dates, the outstanding principal amount of each class of notes will be payable in full on the payment date in the months specified below (each, a “Final Scheduled Payment Date”):

•	for the Class A-1 notes, [●], 20[●],

•	[for the Class A-2a notes and the Class A-2b notes, [●], 20[●] and [●], 20[●], respectively],

•	for the Class A-3 notes, [●], 20[●], and

•	for the Class A-4 notes, [●], 20[●].

The actual date on which the outstanding principal amount of any class of notes is paid may be later or significantly earlier than its Final Scheduled Payment Date based on a variety of factors, including the factors described under “Weighted Average Life of the Notes” and “Maturity, Prepayment and Yield Considerations” in this prospectus.

Bankruptcy Provisions

Each of the parties to the Basic Documents, and each noteholder, by accepting the note or beneficial interests in the notes, will covenant and agree that prior to the date that is one year and one day after the date upon which all obligations under the related Securitized Financing (as defined below) have been paid in full, it will not institute against, or join any other person instituting against the depositor, NILT, Inc., the Titling Trust, NILT Trust, the issuing entity, the UTI Beneficiary, and any other special purpose entity that is an affiliate of the depositor, NILT Trust or the UTI Beneficiary, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding or other proceeding under any federal or state bankruptcy or similar law. A “Securitized Financing” is (i) any financing transaction undertaken by the depositor or the UTI Beneficiary, or any of their affiliates, that is secured directly or indirectly, by any assets of the titling trust or the UTI, a SUBI or any interest therein and any financing undertaken in correction with the issuance, pledge or assignment of the UTI or a SUBI, (ii) any sale, lease or other transfer by the depositor, or the UTI Beneficiary, or any of their affiliates, of an interest in the UTI or a SUBI, or (iii) any other asset securitization, secured loan or similar transaction including assets of the titling trust or any beneficial interest in such assets or the Titling Trust.

Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates

In general, except as otherwise described in this prospectus and the Basic Documents, any notes owned by the issuing entity, the depositor, the servicer or any of their respective affiliates will be entitled to benefits under the Basic Documents equally and proportionately to the benefits afforded other owners of the notes. However, such notes will not be considered outstanding for voting purposes unless the issuing entity, the depositor, the servicer or any of their respective affiliates, either individually or collectively constitute all the owners of all the notes outstanding. See “The Issuing Entity,” “Description of the Trust Agreement — Restrictions on Actions by Owner Trustee,” “— Resignation and Removal of the Owner Trustee,” and “Description of the Servicing Agreement — Servicer Defaults” in this prospectus.

DESCRIPTION OF THE CERTIFICATES

General

The certificates will be issued under the Trust Agreement in definitive form. Payments on the certificates will be subordinated to payments on the notes. The certificates will not bear interest.

Principal

Payments will be made to the certificateholders on each payment date in the priority and in the amount set forth under “Distributions on the Notes” in this prospectus. No payment will be made to the certificateholders on any payment date until all principal of and interest on the notes that is due and payable on that payment date has been paid in full. See “The Notes — Principal” in this prospectus.

SECURITY FOR THE NOTES

General

On the closing date, the issuing entity will pledge the 20[●]-[●] SUBI certificate, the Reserve Account and the other property of the issuing entity’s property [(including its rights under the Interest Rate [Cap][Swap] Agreement)] to the indenture trustee for the benefit of the noteholders [and the swap counterparty] to secure the issuing entity’s obligations under the notes [and to the swap counterparty under the Interest Rate Swap Agreement]. See “The Issuing Entity — Property of the Issuing Entity” in this prospectus.

The Accounts

The SUBI Collection Account

On or prior to the closing date, the servicer will establish a trust account in the name of the indenture trustee until the principal amount of the notes has been reduced to zero, and thereafter, in the name of the issuing entity, for the benefit of the holders of interests in the 20[●]-[●] SUBI, into which Collections on or in respect of the leases and the leased vehicles, and other payments received will generally be deposited (the “SUBI Collection Account”) within two Business Days after identification unless the Monthly Remittance Condition is met. As of the closing date, the Monthly Remittance Condition will [not] be met. In addition, the servicer may, pursuant to the Servicing Supplement, elect to deduct Reimbursable Expenses prior to depositing amounts distributable to the issuing entity into the SUBI Collection Account.

“Reimbursable Expenses” means, with respect to each lease or leased vehicle allocated to the 20[●]-[●] SUBI, the costs or expenses incurred by the servicer (including a legal proceeding to repossess the leased vehicle) to protect or otherwise enforce the interests of the Titling Trust, the titling trustee on behalf of the titling trust or the holder of the 20[●]-[●] SUBI certificate in that lease or leased vehicle. See “Description of the Servicing Agreement—Servicing Compensation” in this prospectus.

As more fully described under “Description of the Servicing Agreement — Collections,” “— Monthly Remittance Condition,” and “The Sponsor — Like Kind Exchange” in this prospectus, the servicer may reallocate a leased vehicle returned to the servicer at the Lease Maturity Date and in connection with a Lessee Initiated Early Termination or a Casualty Termination (each, a “Matured Vehicle”) or a leased vehicle returned to, or repossessed by, the servicer in connection with a Credit Termination (a “Defaulted Vehicle”) from the 20[●]-[●] SUBI to the UTI for purposes of implementing NMAC’s LKE program. In connection with such reallocation, the UTI Beneficiary will cause to be deposited into the SUBI Collection Account any Reallocation Payments no later than two Business Days after the reallocation, unless the Monthly Remittance Condition is satisfied. If the Monthly Remittance Condition is satisfied, the servicer will be permitted to retain the Reallocation Payments and all Collections received during a Collection Period until the Business Day preceding the payment date on which such amounts are required to be disbursed. In addition, on each Deposit Date, the following additional amounts, if any, in respect of the related Collection Period and payment date will be deposited into the SUBI Collection Account: Advances made by the servicer and, in the case of an Optional Purchase, the Optional Purchase Price. See “Description of the Servicing Agreement — Collections” in this prospectus.

On each payment date, pursuant to instructions from the servicer, the indenture trustee shall transmit or shall cause to be transmitted the sum of all Available Funds from the SUBI Collection Account for the related Collection Period in the amounts and in the priority, and to such accounts as set forth under “Distributions on the Notes” in this prospectus.

Unless the servicer elects to deduct Reimbursable Expenses as described above in “— The SUBI Collection Account,” if, on any date, the servicer supplies the titling trustee and the indenture trustee with an officer’s certificate setting forth the calculations for Reimbursable Expenses, the titling trustee shall remit to the servicer, without interest and before any other distribution from the SUBI Collection Account on that date, monies from the SUBI Collection Account representing such Reimbursable Expenses.

The Reserve Account

On or before the closing date the servicer, on behalf of the issuing entity will establish a trust account in the name of the indenture trustee (the “Reserve Account”). The Reserve Account will be established to provide additional security for payments on the notes [and payments due to the swap counterparty, if any]. On each payment date, amounts on deposit in the Reserve Account, together with Available Funds, will be available to make certain distributions, as described under “Distributions on the Notes” in this prospectus.

The Reserve Account initially will be funded by the issuing entity with a deposit of at least $[●], representing approximately [●]% of the aggregate Securitization Value of the actual pool of leases and the related leased vehicles as of the cutoff date, and the amounts on deposit in the Reserve Account will be pledged to the indenture trustee for the benefit of the noteholders [and the swap counterparty, if any]. To the extent the amount deposited in the Reserve Account is less than the Reserve Account Requirement, on each payment date, monies on deposit in the Reserve Account will be supplemented by the deposit of:

•	the amount remaining in the SUBI Collection Account after the payments in clauses (a) through (e) under “Distributions on the Notes – Deposits to the Distribution Accounts; Priority of Payments” have been made on such payment date (the “Excess Amounts”), if any,

•	the amount on deposit in the Reserve Account equals the Reserve Account Requirement.

On each payment date, a withdrawal will be made from the Reserve Account in an amount (the “Reserve Account Draw Amount”) equal to (a) the lesser of (1) the Available Funds Shortfall Amount for that payment date, calculated as described under “Distributions on the Notes — Determination of Available Funds,” or (2) the amount on deposit in the Reserve Account; or (b) upon the occurrence of an Event of Default that results in the acceleration of the notes, and unless and until such acceleration has been rescinded, the entire amount on deposit in the Reserve Account.

On any payment date on which the amount on deposit in the Reserve Account, after giving effect to all withdrawals therefrom and deposits thereto in respect of that payment date, exceeds the Reserve Account Requirement, any such excess shall be paid to the certificateholders, as beneficial owners of the issuing entity. In addition, if on any payment date on which the amount on deposit in the Reserve Account, after giving effect to all withdrawals therefrom and deposits thereto in respect of that payment date, is greater than or equal to the balance of the notes then outstanding and all accrued and unpaid interest, such amount will be used to retire the then outstanding notes.

The “Reserve Account Requirement” on any payment date will equal at least $[●], which represents not less than [●]% of the aggregate Securitization Value of the actual pool of leases and the related leased vehicles as of the cutoff date.

The Distribution Accounts

On or before the closing date, (a) the depositor, on behalf of the issuing entity, will establish a trust account in the name of the indenture trustee for the benefit of the noteholders [and for the swap counterparty], into which amounts released from the SUBI Collection Account and, when necessary, from the Reserve Account, for distribution to the noteholders will be deposited and from which all distributions to the noteholders will be made (the “Note Distribution Account” and together with the SUBI Collection Account and the Reserve Account, collectively, the “Accounts”), and (b) the owner trustee, at the direction of the depositor, will establish a trust account in the name of the owner trustee on behalf of the certificateholder, into which amounts released from the SUBI Collection Account and, when necessary, from the Reserve Account, for distribution to the certificateholder will be deposited and from which all distributions to the certificateholder will be made (the “Certificate Distribution Account” and, together with the Note Distribution Account, the “Distribution Accounts”). For further information regarding these deposits and payments, you should refer to “— The SUBI Collection Account” and “— The Reserve Account” in this prospectus.

On or before each payment date, (a) the indenture trustee shall deposit or cause to be deposited from the SUBI Collection Account and (b) the indenture trustee shall deposit or cause to be deposited from the Reserve Account, if necessary, the amounts allocable to the noteholders and the certificateholder, as set forth in “Distributions on the Notes” in this prospectus for the related payment date in the Note Distribution Account and the certificate Distribution Account, respectively. On each payment date, the trustees will distribute the allocated amounts for the related Collection Period to the securityholders.

Maintenance of the Accounts

The Accounts and the Certificate Distribution Account generally will be maintained with the indenture trustee or the owner trustee, as the case may be, so long as either (a) the short-term unsecured debt obligations of the indenture trustee or the owner trustee, as the case may be, are rated in the highest short-term rating category by each of the Rating Agencies (excluding any “+” signs associated with such rating) or (b) the indenture trustee or the owner trustee, as the case may be, is a depository institution or trust company having a long-term unsecured debt rating acceptable to each Rating Agency and corporate trust powers and the related Account or Certificate Distribution Account, as the case may be, is maintained in a segregated trust account of the indenture trustee or the owner trustee, as the case may be (the “Required Deposit Rating”). Each of the Accounts and the Certificate Distribution Account will be segregated trust accounts. If the indenture trustee at any time does not have the Required Deposit Rating or if the servicer notifies the indenture trustee that an Account should be moved, the servicer shall, with the assistance of the indenture trustee, as necessary, cause the related Account to be moved to a depository institution or trust company organized under the laws of the United States or any constituent state of the United States that has the Required Deposit Rating. If the owner trustee, or such other party holding the Certificate Distribution Account does not at any time have the Required Deposit Rating or if a majority of certificateholders notify the owner trustee that the Certificate Distribution Account should be moved, the owner trustee, or the depositor on behalf of the owner trustee, if the Certificate Distribution Account is not then held by the owner trustee or an affiliate thereof, shall establish a new account at a depository institution or trust company meeting such Required Deposit Rating and move any funds.

On the payment date on which all of the notes have been paid in full and following payment of any remaining obligations of the issuing entity under the Basic Documents, any amounts remaining on deposit in the Accounts — after giving effect to all withdrawals therefrom and deposits thereto in respect of that payment date [(and taking into account any payments due to the swap counterparty], if any)]) — will be paid to the holder of the certificates.

Permitted Investments

When funds are deposited in (a) the SUBI Collection Account and (b) the Reserve Account, they will be invested at the direction of the servicer in one or more Permitted Investments. “Permitted Investments” will be limited to highly rated obligations or obligations backed by the full faith and credit of the U.S. government, certificates of deposit fully insured by the Federal Deposit Insurance Corporation, and instruments or securities that meet the criteria of each Rating Agency from time to time as being consistent with its then-current ratings of the notes which mature no later than the Business Day prior to the date on which such funds are required to be available for application pursuant to the Basic Documents. On each payment date, all net income or other gain from the investment of funds on deposit in the Reserve Account and the SUBI Collection Account in respect of the related Collection Period will be deposited into the Reserve Account or the SUBI Collection Account, as applicable, and thereafter paid to the servicer on any Business Day on or after which such amount is deposited in such account.

DISTRIBUTIONS ON THE NOTES

As more fully described under “The SUBI” in this prospectus, the 20[●]-[●] SUBI certificate will evidence a beneficial interest in the SUBI Assets, which comprise leases and related leased vehicles having an aggregate Securitization Value as of the [statistical] cutoff date of $[●] (based on a Securitization Rate of [●]%). [On the closing date, the leases and related leased vehicles allocated to the 20[●]-[●] SUBI will have an aggregate Securitization Value, as of the cutoff date, of not less than $[●]]. On or prior to the tenth calendar day of each month or, if such day is not a Business Day, the immediately succeeding Business Day (each, a “determination date”), the servicer will inform the trustees of, among other things, the amount of (a) Collections described in clauses (1) through (12) under “Description of the Servicing Agreement — Collections” in this prospectus, (the “Collections”), (b) Advances to be made by the servicer, (c) the Servicing Fee payable to the servicer, in each case with respect to the calendar month immediately preceding the month in which the related payment date occurs (each, a “Collection Period”), (d) the Optimal Principal Distributable Amount, (e) [[the amount of Net Swap Payments, Net Swap Receipts and Swap Termination Payments, if any, to be paid by or to the swap counterparty, if any, under the Interest Rate Swap Agreement][the amount of any Cap Receipts and Cap Termination Payments, if any, to be paid by the cap provider under the Interest Rate Cap Agreement(s), if any], and (f)] based on Available Funds and other amounts available for distribution on the related payment date as described below, the amount to be distributed to the securityholders.

The trustees will make distributions to the securityholders [and the swap counterparty, if any,] out of amounts on deposit in the related Distribution Accounts. The amount to be distributed to the servicer, the securityholders [and the swap counterparty, if any,] will be determined in the manner described below.

Determination of Available Funds

The amount of funds available for distribution on a payment date will generally equal the sum of Available Funds and amounts on deposit in the Reserve Account.

“Available Funds” for a payment date and the related Collection Period will equal the sum of: (a) Collections, (b) Advances required to be made by the servicer, (c) in the case of an Optional Purchase, the Optional Purchase Price[, and (d) any [Cap Receipts][Net Swap Receipts] (excluding any [Cap][Swap] Termination Payments received from the [cap provider][swap counterparty], if any), (e) amounts, if any, on deposit in the Swap Termination Payment Account to the extent such amounts are required to be included in Available Funds pursuant to the Indenture, and (f) proceeds of any amounts received from a replacement [swap counterparty][cap provider] in consideration of entering into a replacement Interest Rate [Cap][Swap] Agreement for a terminated Interest Rate [Cap][Swap] Agreement].

The “Available Funds Shortfall Amount” for a payment date and the related Collection Period will equal the amount by which Available Funds are less than the amount necessary to make all of the distributions in clauses (a) through (e) of the first paragraph under “— Deposits to the Distribution Accounts; Priority of Payments — SUBI Collection Account” in this prospectus, except that the Principal Distribution Amount rather than the Monthly Principal Distributable Amount will be used for purposes of clause (e).

Deposits to the Distribution Accounts; Priority of Payments

SUBI Collection Account. On each payment date (so long as the maturity of the notes has not been accelerated, or, if the maturity of the notes has been accelerated, such acceleration has been rescinded), the servicer will allocate amounts on deposit in the SUBI Collection Account with respect to the related Collection Period as described below and will instruct the indenture trustee to cause the following deposits and distributions to be made in the following amounts and order of priority:

(a)	to the servicer, the Payment Date Advance Reimbursement,

(b)	to the servicer, the Servicing Fees, together with any unpaid Servicing Fees in respect of one or more prior Collection Periods,

(c)	[the Net Swap Payment, if any, to be paid under the Interest Rate Swap Agreement to the swap counterparty,]

(d)	[on a pro rata basis, (i) to the swap counterparty, any Senior Swap Termination Payments due under the Interest Rate Swap Agreement(s), and (ii)] to the Note Distribution Account, on a pro rata basis based on the amount distributable to each class of notes, to pay (x) interest due on the outstanding notes on that payment date (including any overdue interest) and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable note rate,

(e)	to the Note Distribution Account, (i) the Monthly Principal Distributable Amount, which will be allocated to pay principal first, to the Class A-1 notes, until they have been paid in full, second, to the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes)], until they have been paid in full, third, to the Class A-3 notes, until they have been paid in full and fourth, to the Class A-4 notes, until they have been paid in full, unless the maturity of the notes has been accelerated following an Event of Default, or (ii) if the maturity of the notes has been accelerated following an Event of Default (unless and until such acceleration has been rescinded), the Monthly Principal Distributable Amount, first to the Class A-1 notes until they have been paid in full and then second, pro rata, to the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)], the Class A-3 notes and the Class A-4 notes until they have been paid in full,

(f)	while any of the notes remain outstanding and unless the maturity of the notes has been accelerated following an Event of Default, to the Reserve Account, the Excess Amounts,

(g)	[to the swap counterparty, any Subordinated Swap Termination Payments for such payment date,]

(h)	to the indenture trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days,

(i)	to the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Trust Agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days,

(j)	to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days;

(k)	to the administrative agent, to reimburse it for amounts paid to the indenture trustee and the owner trustee, pursuant to the compensation and indemnification provisions of the Indenture and the Trust Agreement, respectively, and

(l)	after all classes of notes have been paid in full, any remaining funds to the Certificate Distribution Account for distribution to the certificateholders, as beneficial owners of the issuing entity.

The “Payment Date Advance Reimbursement” for a payment date will equal the sum of all (a) outstanding Sales Proceeds Advances (1) in respect of leased vehicles that were sold during the related Collection Period (other than a sale to the servicer pursuant to the Servicing Supplement) and (2) that have been outstanding as of the end of that Collection Period for at least 90 days and (b) Monthly Payment Advances as to which the related lessee has made all or a portion of the advanced Monthly Payment or that have been outstanding as of the end of the Collection Period for at least 90 days.

Reserve Account. On each payment date, after taking into account amounts available to be distributed to securityholders from the SUBI Collection Account, the servicer will allocate the Reserve Account Draw Amount on deposit in the Reserve Account with respect to the related Collection Period and will instruct the indenture trustee to make the following deposits and distributions in the following amounts (but not to exceed the Reserve Account Draw Amount) and order of priority:

(a)	[to pay any remaining Net Swap Payments due to the swap counterparty;]

(b)	[on a pro rata basis, (i) any remaining Senior Swap Termination Payments to the swap counterparty; and (ii)] to the Note Distribution Account, to pay, on a pro rata basis, based on the amount distributable to each class of notes, any remaining interest due on the outstanding notes on that payment date, and, to the extent permitted under applicable law, interest on any overdue interest at the applicable note Rate; and

(c)	to the Note Distribution Account, the remaining Monthly Principal Distributable Amount, which will be allocated to pay principal on the notes in the amounts and order of priority described under “— Deposits to the Distribution Accounts; Priority of Payments — SUBI Collection Account” above or, if applicable, as provided in “— Deposits to the Distribution Accounts; Priority of Payments — Events of Default;” and

(d)	[to the swap counterparty, any remaining Subordinated Swap Termination Payments for such payment date or, if applicable, as provided in “— Deposits to the Distribution Accounts; Priority of Payments — Events of Default].

On each payment date, if, after giving effect to the distributions set forth above, the amount on deposit in the Reserve Account exceeds the Reserve Account Requirement, any such excess shall be released to the Certificate Distribution Account for distribution to the certificateholders, as beneficial owners of the issuing entity. In addition, if on any payment date on which the amount on deposit in the Reserve Account, after giving effect to all withdrawals therefrom and deposits thereto in respect of that payment date, is greater than or equal to the balance of the notes then outstanding, such amount will be used to retire the then outstanding notes. Upon any such distributions, the securityholders [and the [cap provider][swap counterparty]] will have no further rights in, or claims to such amounts.

Amounts distributed to the depositor and to any holder of the certificates will not be available in later periods to fund charge offs or the Reserve Account. See “Risk Factors — Payment priorities increase risk of loss or delay in payment to certain notes” in this prospectus. Amounts distributed to the depositor may be distributed to NMAC, the sole member of the depositor, for general corporate purposes.

The final distribution to any noteholder will be made only upon surrender and cancellation of the certificate representing its notes at an office or agency of the issuing entity specified in the notice of termination.

None of the securityholders, the indenture trustee, the owner trustee, the depositor, the servicer [or the swap counterparty] will be required to refund any amounts properly distributed or paid to them, whether or not there are sufficient funds on any subsequent payment date to make full distributions to the securityholders.

Post-Acceleration Priority of Payments

Following the occurrence of an Event of Default that results in the acceleration of the notes as described under “Description of the Indenture — Events of Default” and “— Remedies Upon an Event of Default” in this prospectus, and unless and until such acceleration has been rescinded, on each payment date, the indenture trustee shall make the following payments and distributions from the 20[●]-[●] SUBI Collection Account in the following priority:

(a)	pro rata, to the indenture trustee and the owner trustee, for amounts due as compensation or indemnity payments pursuant to the terms of the Indenture and the Trust Agreement, respectively,

(b)	to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days,

(c)	to the servicer, the Payment Date Advance Reimbursement,

(d)	to the servicer, the Servicing Fees, together with any unpaid Servicing Fees in respect of one or more prior Collection Periods,

(e)	[the Net Swap Payment, if any, to be paid under the Interest Rate Swap Agreement to the swap counterparty,]

(f)	[on a pro rata basis, (i) to the swap counterparty any Senior Swap Termination Payments due under the Interest Rate Swap Agreement(s), if any, and (ii)] to the Note Distribution Account, on a pro rata basis based on the amount distributable to each class of notes, to pay (x) interest due on the outstanding notes on that payment date (including any overdue interest), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable note rate,

(g)	to the Note Distribution Account, the Monthly Principal Distributable Amount, which will be allocated to pay principal, first, to the Class A-1 notes, until they have been paid in full, and second, to the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)], the Class A-3 notes and the Class A-4 notes, pro rata, until all such notes have been paid in full,

(h)	[to the swap counterparty, any Subordinated Swap Termination Payments for such payment date, and]

(i)	after all classes of notes have been paid in full, any remaining funds to the Certificate Distribution Account for distribution to the certificateholders, as beneficial owners of the issuing entity.

Upon the sale of the issuing entity’s property under the circumstances described in this prospectus under “Description of the Indenture – Remedies Upon an Event of Default” following an Event of Default, the proceeds of such sale, together with available monies on deposit in the Reserve Account, will be paid in the priority of payments and distributions described above in this section.

If an Event of Default occurs, the indenture trustee or the holders of at least a majority of the aggregate principal amount of the notes, voting as a single class, may declare the principal of the notes to be immediately due and payable. If the notes are accelerated, you may receive principal before the Final Scheduled Payment Date for your notes.

Payment Date Certificate

The issuing entity will cause the servicer to agree to deliver to the indenture trustee, the owner trustee and each paying agent, if any, on each determination date, a certificate (the “Payment Date Certificate”) including, among other things, the following information with respect to the related payment date and the related Collection Period and Accrual Period:

(i)	the amount of Collections allocable to the 20[●]-[●] SUBI certificate,

(ii)	the amount of Available Funds,

(iii)	the amount of interest accrued during the Accrual Period on each class of notes and, for any classes of floating rate notes, the applicable note rate for the related Accrual Period for such payment date for such classes of floating rate notes, respectively, if any,

(iv)	the note balance for each class of notes on the day immediately preceding such payment date,

(v)	(A) the Reserve Account Requirement, (B) the amount deposited in the Reserve Account, if any, (C) the Reserve Account Draw Amount, if any, (D) the balance on deposit in the Reserve Account after giving effect to withdrawals therefrom and deposits thereto in respect of such payment date and (E) the change in such balance from the immediately preceding payment date,

(vi)	the amount being distributed to each class of the noteholders (the “note distribution amount”) and to the certificateholder (the “certificate distribution amount”),

(vii)	the amount of the note distribution amount allocable to interest on and principal of each class of the notes and any Principal Carryover Shortfall for each class of the notes,

(viii)	the amount of the Principal Carryover Shortfall paid for the certificates,

(ix)	the Monthly Principal Distributable Amount and the Optimal Principal Distributable Amount,

(x)	the Note Factor for each class of the notes and the certificate factor for the certificates after giving effect to the distribution of the note distribution amount and the certificate distribution amount, respectively,

(xi)	the aggregate Securitization Value of 60-Day Delinquent Leases and related leased vehicles as of that payment date;

(xii)	the Delinquency Percentage;

(xiii)	the Delinquency Trigger [for the related payment date];

(xiv)	the aggregate amount of Residual Value Losses and Residual Value Surplus for such Collection Period,

(xv)	the amount of Sales Proceeds Advances and Monthly Payment Advances included in Available Funds,

(xvi)	the amount of any Payment Date Advance Reimbursement for such Collection Period,

(xvii)	[the amount of any [Cap Receipts and Cap Termination Payments received, if any, under the Interest Rate Cap Agreement(s), if any,] [the amount of the Net Swap Receipts, Net Swap Payments and Swap Termination Payments paid or received, if any, under the Interest Rate Swap Agreement(s),]

(xviii)	the Servicing Fee for such Collection Period,

(xix)	delinquency and loss information for the Collection Period,

(xx)	any material change in practices with respect to charge-offs, collection and management of delinquent leases, and the effect of any grace period, re-aging, re-structure, partial payments or other practices on delinquency and loss experience,

(xxi)	any material modifications, extensions or waivers to lease terms, fees, penalties or payments during the Collection Period,

(xxii)	any material breaches of representations, warranties or covenants contained in the leases,

(xxiii)	any new issuance of notes or other securities backed by the SUBI Assets (if applicable), and

(xxiv)	any material additions, removals or substitutions of SUBI Assets, repurchases of SUBI Assets.

On any payment date, the note balance will equal the initial note balance reduced by all payments of principal made on or prior to such payment date on the notes.

“Residual Value Loss” for each leased vehicle that is returned to the servicer following the termination of the related lease at its Lease Maturity Date or an Early Lease Termination, will mean the excess, if any, of (a) the Base Residual of such leased vehicle, over (b) the sum of (without duplication) the related Net Auction Proceeds or Net Liquidation Proceeds, as the case may be, and all Net Insurance Proceeds.

“Residual Value Surplus” for each leased vehicle that is returned to the servicer following the termination of the related lease at its Lease Maturity Date or an Early Lease Termination, will mean the excess, if any, of (a) the sum of (without duplication) the Net Auction Proceeds from the sale of the leased vehicle and all Net Insurance Proceeds over (b) the Securitization Value of such leased vehicle at the related date of termination.

“Net Auction Proceeds” will mean with respect to a Collection Period, all amounts received by the servicer in connection with the sale or disposition of any leased vehicle that is sold at auction or otherwise disposed of by the servicer during such Collection Period, other than insurance proceeds, reduced by the related disposition expenses and, in the case of a Matured Vehicle, any outstanding Sales Proceeds Advance.

“Net Insurance Proceeds” means, with respect to any leased vehicle, lease or lessee, all related insurance proceeds, net of the amount thereof (a) applied to the repair of the related leased vehicle, (b) released to the lessee in accordance with applicable law or the customary servicing procedures of the servicer or (c) representing other related expenses incurred by the servicer not otherwise included in liquidation expenses or disposition expenses that are recoverable by the servicer under the Titling Trust Agreement.

“Insurance Expenses” means, with respect to any leased vehicle, lease or lessee, the amount thereof (a) applied to the repair of the related leased vehicle, (b) released to the lessee in accordance with applicable law or the customary servicing procedures of the servicer or (c) representing other related expenses incurred by the servicer not otherwise included in liquidation expenses or disposition expenses that are recoverable by the servicer under the Titling Trust Agreement. Insurance Expenses will be reimbursable to the servicer as a deduction from Net Insurance Proceeds.

Each amount set forth pursuant to clauses (iii), (iv), (vi), (vii) and (viii) above will be expressed in the aggregate and as a dollar amount per $1,000 of original principal amount of a note or certificate.

The indenture trustee has no duty or obligation to verify or confirm the accuracy of any of the information or numbers set forth in the Payment Date Certificate delivered to the indenture trustee, and the indenture trustee shall be fully protected in relying upon the Payment Date Certificate.

Copies of the Payment Date Certificates may be obtained by the note owners by a request in writing addressed to the indenture trustee. In addition, within the prescribed period of time for tax reporting purposes after the end of each calendar year, the indenture trustee (during the term of the Indenture) will mail to each person who at any time during such calendar year was a noteholder a statement containing information for the purposes of that noteholder’s preparation of federal and state income tax returns. See “Material U.S. Federal Income Tax Consequences” in this prospectus.

Optional Purchase

In order to avoid excessive administrative expenses, the servicer will be permitted at its option to purchase the 201[●]-[●] SUBI Certificate from the issuing entity on any payment date if, either before or after giving effect to any payment of principal required to be made on such payment date, (a) the [then outstanding note balance] [aggregate Securitization Value of the SUBI Assets] is less than or equal to 10% of the [initial note balance] [initial aggregate Securitization Value of the SUBI Assets], or (b) the then-outstanding note balance is reduced to zero and the holders of 100% of the outstanding certificates consent thereto. The exercise of that option by the servicer is referred to in this prospectus as an “Optional Purchase.” The purchase price for the 20[●]-[●] SUBI certificate (which, with the consent of the servicer and 100% of the certificateholders, may be deemed to be the aggregate Securitization Value of the SUBI Assets on such payment date) (the “Optional Purchase Price”) will equal the greater of (i) the fair market value of the SUBI Assets, and (ii) the sum of the Redemption Price for the notes, the Servicing Fee (including any unpaid Servicing Fees for prior Collection Periods), and unpaid portions of any outstanding Sales Proceeds Advances and Monthly Payment Advances (in each case, after giving effect to any payments made on such payment date). In connection with an Optional Purchase, the servicer will deposit the Optional Purchase Price into the SUBI Collection Account on the Deposit Date relating to the date of such redemption. The “Redemption Price” for the notes will equal the aggregate outstanding note Balance, plus accrued and unpaid interest thereon at the related note rates (including, to the extent allowed by law, interest on overdue interest, if applicable), to but not including the payment date fixed for redemption. The owner trustee and the indenture trustee (to the extent the notes are still outstanding), will give written notice of redemption to each securityholder. On the payment date fixed for redemption, the notes will be due and payable at the Redemption Price, and no interest will accrue on the notes after such payment date.

It is expected that at such time as the Optional Purchase becomes available to the servicer, only [the certificates] will be outstanding.

Advances

On each Deposit Date, the servicer will be obligated to make, by deposit into the SUBI Collection Account, a Monthly Payment Advance in respect of the unpaid Monthly Payment of certain leased vehicles, and a Sales Proceeds Advance in respect of the Securitization Value of Leases relating to certain Matured Vehicles. As used in this prospectus, the term “Advance” refers to either a Monthly Payment Advance or a Sales Proceeds Advance.

Monthly Payment Advances. If a lessee makes a Monthly Payment that is less than the total Monthly Payment billed with respect to the lessee’s vehicle for the related Collection Period, the servicer will advance the difference between (a) the amount of the Monthly Payment due and (b) the actual lessee payment received less amounts thereof allocated to monthly sales, use, lease or other taxes (each, a “Monthly Payment Advance”).

Sales Proceeds Advances. If the servicer does not sell or otherwise dispose of a leased vehicle that became a Matured Vehicle by the end of the related Collection Period, on the related Deposit Date the servicer will advance to the issuing entity an amount equal to, if the related lease (i) terminated early but is not a lease in default, the Securitization Value, and (ii) relates to a leased vehicle that matured on its scheduled termination date, the Base Residual (each, a “Sales Proceeds Advance”).

The servicer will be entitled to reimbursement of Monthly Payment Advances and Sales Proceeds Advances to the extent described in “Description of the Servicing Agreement — Advances” in this prospectus. For more information regarding the servicer’s obligation to deposit Advances into the SUBI Collection Account and right to be reimbursed for Advances, you should refer to “Description of the Servicing Agreement — Advances” in this prospectus.

Compensation for Servicer and Administrative Agent

As servicer, NMAC will be entitled to compensation for the performance of its servicing obligations with respect to the SUBI Assets under the Servicing Agreement. Pursuant to the Trust Administration Agreement, NMAC, as administrative agent (the “administrative agent”) will also perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the Indenture and the Trust Agreement. As servicer, NMAC will be entitled to receive a fee in respect of the SUBI Assets equal to, for each Collection Period, one-twelfth of the product of (a) [1.00]% and (b) the aggregate Securitization Value of all leases as of the first day of that Collection Period (the “Servicing Fee”). The servicer will also be entitled to receive any interest and other investment earnings (net of losses and expenses) earned during the Collection Period from the investment of monies on deposit in the SUBI Collection Account and the Reserve Account. See “Description of the Servicing Agreement – Servicing Compensation” in this prospectus. The Servicing Fee will be payable on each payment date and will be calculated and paid based upon a 360-day year consisting of twelve 30-day months. For performance of its obligations under the Trust Administration Agreement and as reimbursement for its expenses related thereto, the administrative agent will be entitled to a monthly payment of compensation in an amount to be agreed to between the administrative agent and the servicer, which will be solely an obligation of the servicer.

As servicer, NMAC will also be entitled to additional compensation as described under “Description of the Servicing Agreement — Servicing Compensation” in this prospectus.

Fees and Expenses

Set forth below is a list of all fees and expenses payable on each payment date out of Available Funds and amounts on deposit in the Reserve Account for the related Collection Period.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Servicing Fee	One-twelfth of the product of (a) 1.00% and (b) the aggregate Securitization Value of all Leases as of the first day of the Collection Period or, in the case of the first payment date, as of the Cutoff Date	servicer	Payable prior to payment of interest on and principal of the notes

Reimbursable Expenses(1)	Costs and expenses incurred by the servicer in a legal proceeding to protect or otherwise enforce the rights of the titling trust or the titling trustee in a lease or leased vehicle	servicer	Payable prior to payment of interest on and principal of the notes

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Unpaid indenture trustee and owner trustee expenses(2)	So long as no Event of Default has occurred and is continuing, to the extent unpaid by the administrative agent for at least 60 days (as required by the Indenture and Trust Agreement, as applicable), any amounts due to the indenture trustee and the owner trustee for accrued and unpaid fees, expenses and indemnity payments(3)	indenture trustee and owner trustee	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account(4)

Unpaid asset representations reviewer fees(2)	$[●] as compensation for its services on a [per annum] [monthly] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents.	Asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.(4)

Asset Review expenses(2)	$[●] [for each lease reviewed] [per hour] in connection with an Asset Review plus reasonable expenses incurred in connection with an Asset Review, in each case, to the extent not paid under the transaction documents.	Asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.(4)

(1)	Reimbursable Expenses will be paid to the servicer on any day after the servicer supplies the titling trustee with an officer’s certificate setting forth the calculations for such Reimbursable Expenses. See “Security for the Notes — The Accounts — The SUBI Collection Account — Withdrawals from the SUBI Collection Account” in this prospectus.
(2)	NMAC is required to pay the fees, expenses and indemnity payments of the indenture trustee, the owner trustee and the asset representations reviewer. However, to the extent NMAC fails to make these payments for a period of 60 days, these amounts will be paid out of Collections in accordance with the priority of payments set forth under “Distributions on the Notes—Priority of Payments” and “—Post-Acceleration Priority of Payments,” as applicable.
(2)	The fees and expenses described above do not change upon an Event of Default, although actual expenses incurred may be higher after an Event of Default.
(3)	Following an Event of Default and acceleration of the notes (which has not been rescinded), these amounts will be paid prior to payments of interest on and principal of the notes as described in “Distributions on the Notes—Post-Acceleration Priority of Payments.”

In addition to the fees and expenses set forth above, NMAC and the depositor will incur certain other fees and expenses in connection with the issuance of the notes, which will not be payable out of Collections or other assets of the issuing entity. An estimate of these expenses in connection with the offering of the notes is set forth below:

Registration Fee	$[●]
Printing Fees and Expenses	$[●]
Trustees’ Fees and Expenses	$[●]
Legal Fees and Expense	$[●]
Accounting Fees and Expenses	$[●]
Rating Agencies’ Fees	$[●]
Miscellaneous	$[●]

Total	$[●]

DESCRIPTION OF THE INDENTURE

The following summary describes material terms of the Indenture and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture.

Events of Default

Events of Default under the Indenture will consist of:

1.	a default for five days or more in the payment of interest on any of the notes, when the same becomes due and payable;

2.	a default in the payment of principal of any of the notes on the Final Scheduled Payment Date or redemption date of the notes;

3.	a material default in the observance or performance of any covenant or agreement of the issuing entity (other than as set forth in (1) or (2) above), or any representation or warranty of the issuing entity made in the Indenture or in any certificate or other writing delivered under the Indenture that proves to have been inaccurate in any material respect at the time made, which default or inaccuracy materially and adversely affects the interests of the noteholders, and the continuation of that default or inaccuracy for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (A) such failure is capable of remedy within 90 days or less and (B) a majority of the aggregate outstanding principal amount of the notes, voting as a single class, consent to such longer cure period) after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of not less than the majority of the aggregate principal amount of the notes, voting as a single class; or

4.	certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity (which, if involuntary, remains unstayed for more than 90 days).

Noteholders holding at least a majority of the aggregate outstanding principal amount of the notes outstanding, voting together as a single class, may waive any past default or Event of Default prior to the declaration of the acceleration of the maturity of the notes, except a default in the payment of principal of or interest on the notes, or in respect of any covenant or provision in the Indenture that cannot be modified or amended without unanimous consent of the noteholders.

However, the amount of principal required to be paid to noteholders under the Indenture will generally be limited to amounts available to be deposited in the SUBI Collection Account. Therefore, the failure to pay any principal on any class of notes generally will not result in the occurrence of an Event of Default until the Final Scheduled Payment Date for that class of notes or the payment date fixed for redemption of the notes. See “Risk Factors — The failure to make principal payments on the notes prior to the applicable Final Scheduled Payment Date will generally not result in an event of default” in this prospectus. In addition, as described below, following the occurrence of an Event of Default (other than the events described in (1) and (2) above) and acceleration of the maturity of the notes, the indenture trustee is not required to sell the assets of the issuing entity, and may sell those assets only after meeting requirements specified in the Indenture. In that case, even if the maturity of the notes has been accelerated, there may not be any funds to pay principal of the notes.

Remedies Upon an Event of Default

If an Event of Default occurs and is continuing, the indenture trustee or the holders of at least a majority of the aggregate outstanding principal amount of such notes, voting as a single class, may declare the principal of the notes to be immediately due and payable. This declaration may be rescinded by the holders of at least a majority of the then outstanding aggregate outstanding principal amount of the notes, voting together as a single class, before a judgment or decree for payment of the amount due has been obtained by the indenture trustee if:

•	the issuing entity has deposited with the indenture trustee an amount sufficient to pay (1) all interest on and principal of the notes as if the Event of Default giving rise to that declaration had not occurred, [and] (2) all amounts advanced by the indenture trustee and its costs and expenses[, and (3) payments, if any, then due and payable to the [cap provider][swap counterparty] under any Interest Rate [Cap][Swap] Agreement,] and

•	all Events of Default — other than the nonpayment of principal of the notes that has become due solely due to that acceleration — have been cured or waived.

If the notes have been declared due and payable following an Event of Default, the indenture trustee may institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the issuing entity’s property, or elect to maintain the issuing entity’s property and continue to apply proceeds from the issuing entity’s property as if there had been no declaration of acceleration. The indenture trustee may not, however, unless it is required to sell the issuing entity’s property under the Trust Agreement as a result of the bankruptcy or insolvency of the issuing entity, sell the issuing entity’s property following an Event of Default (other than the events described in (1) and (2) under “Events of Default” in this prospectus, above) unless:

•	the holders of all outstanding notes consent to the sale;

•	the proceeds of that sale are sufficient to pay in full the principal of and the accrued and unpaid interest on all outstanding notes at the date of the sale and any unpaid amounts due to the [cap provider][swap counterparty], if any, under the Interest Rate [Cap][Swap] Agreement, if any; or

•	the indenture trustee determines that proceeds of the issuing entity’s property would not be sufficient on an ongoing basis to make all payments on the outstanding notes as those payments would have become due if the obligations had not been declared due and payable, and the indenture trustee obtains the consent of holders of at least 66 2/3% of the aggregate outstanding principal amount of all notes outstanding, voting together as a single class.

An indenture trustee may, but is not required to, obtain and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the issuing entity’s property to pay interest on and principal of the notes on an ongoing basis. Any sale of the issuing entity’s property, other than a sale resulting from the bankruptcy, insolvency or termination of the issuing entity, is subject to the requirement that an opinion of counsel be delivered to the effect that such sale will not cause the titling trust or the issuing entity to be classified as an association, or a publicly traded partnership, taxable as a corporation for federal income tax purposes.

In the event of a sale of the issuing entity’s property, either as a result of the bankruptcy or insolvency of the issuing entity or following the occurrence of an Event of Default under the circumstances described above, at the direction of the indenture trustee or the noteholders, the proceeds of such sale, together with available monies on deposit in the related reserve account, will be distributed in the amount and order of priority specified in “Distributions on the Notes — Events of Default” in this prospectus.

Subject to the provisions of the Indenture relating to the duties of the indenture trustee, if an Event of Default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the Indenture (other than in connection with an asset representations review) at the request or direction of any of the holders of the notes if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with that request. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of at least a majority of the aggregate principal amount of the notes then outstanding, voting together as a single class, will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee or exercising any trust power conferred on the indenture trustee.

No holder of the notes will have the right to institute any proceeding with respect to the Indenture unless:

•	holders of the notes previously have given the indenture trustee written notice of a continuing Event of Default,

•	holders of the notes holding not less than 25% of the aggregate principal amount of the notes then outstanding have made written request of the indenture trustee to institute that proceeding in its own name as indenture trustee,

•	holders of the notes have offered the indenture trustee reasonable indemnity,

•	the indenture trustee has for 60 days failed to institute that proceeding, and

•	no direction inconsistent with that written request has been given to the indenture trustee during that 60-day period by noteholders holding at least a majority of the aggregate principal amount of the notes, voting as a single class.

With respect to the issuing entity, neither the indenture trustee nor the related owner trustee in their respective individual capacities, nor any holder of a certificate, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of interest on or principal of the notes of or for the obligations of the issuing entity or the indenture trustee, in its capacity as indenture trustee, contained in the Indenture.

Certain Covenants

Under the Indenture, the issuing entity will covenant that it will not,

•	engage in any activities other than financing, acquiring, owning, pledging and managing the 20[●]-[●] SUBI certificate as contemplated by the Indenture and the other Basic Documents,

•	sell, transfer, exchange or otherwise dispose of any of its assets, including those assets included in the issuing entity’s property, except as expressly permitted by the Indenture and the other Basic Documents,

•	claim any credit on or make any deduction from the principal of and interest payable on the notes — other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Code”) or applicable state law — or assert any claim against any present or former holder of those notes because of the payment of taxes levied or assessed upon any part of the issuing entity’s property,

•	permit (1) the validity or effectiveness of the Indenture to be impaired, (2) the lien of that Indenture to be amended, hypothecated, subordinated, terminated or discharged, (3) any person to be released from any covenants or obligations with respect to those notes under that Indenture except as may be expressly permitted by that Indenture, (4) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of that Indenture) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds therefrom (other than tax liens, mechanics’ liens and other liens arising by operation of law in any of the related SUBI Assets and solely as a result of an action or omission of the related lessee) or (5) except as provided in the Basic Documents, the lien of the Indenture to not constitute a first priority (other than with respect to any such tax, mechanics’ or other lien) security interest in the estate of the issuing entity,

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the Basic Documents, or

•	except as otherwise permitted in the Basic Documents, dissolve or liquidate in whole or in part.

Replacement of the Indenture Trustee

The holders of at least a majority of the aggregate principal amount of the notes outstanding, voting together as a single class, may remove the indenture trustee without cause by so notifying the indenture trustee and the issuing entity, and following that removal may appoint a successor indenture trustee, provided, that the issuing entity shall give prompt written notice to each Rating Agency of such removal. Any successor indenture trustee must at all times satisfy all applicable requirements of the Trust Indenture Act of 1939 (the “TIA”), and in addition, have a combined capital and surplus of at least $50,000,000 (as set forth in its most recently published annual report of condition) and a long-term debt rating of at least “Baa3” or its equivalent by each Rating Agency or otherwise satisfy the Rating Agency Condition.

The indenture trustee may resign at any time by so notifying the issuing entity and the servicer. The servicer will thereafter deliver a copy of such notice to the Rating Agencies. The issuing entity shall remove the indenture trustee if the indenture trustee:

•	ceases to be eligible to continue as the indenture trustee,

•	is adjudged to be bankrupt or insolvent,

•	commences a bankruptcy proceeding, or

•	otherwise becomes incapable of acting.

Upon the resignation or removal of the indenture trustee, or the failure of the noteholders to appoint a successor indenture trustee following the removal without cause of the indenture trustee, the issuing entity will be required promptly to appoint a successor indenture trustee. All reasonable costs and expenses incurred in connection with transferring the predecessor indenture trustee’s duties and obligations to the successor indenture trustee will be paid by the successor indenture trustee.

Duties of Indenture Trustee

Except during the continuance of an Event of Default, the indenture trustee will:

•	perform such duties, and only such duties, as are specifically set forth in the Indenture,

•	rely, as to the truth of the statements and the correctness of the opinions expressed therein, on certificates or opinions furnished to the indenture trustee that conform to the requirements of the Indenture, and

•	examine any such certificates, statements, opinions or other instruments that are specifically required to be furnished to the indenture trustee by the Indenture to determine whether or not they conform on their face to the requirements of the Indenture and the other Basic Documents.

Upon the continuance of an Event of Default, the indenture trustee will be required to exercise the rights and powers vested in it by the Indenture and use the same degree of care and skill in the exercise thereof as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs.

Compensation and Indemnity

The administrative agent or, to the extent described in “Distributions on the Notes — Deposits to the Distribution Accounts; Priority of Payments” and “Distributions on the Notes — Events of Default” in this prospectus, the issuing entity will:

•	pay the indenture trustee from time to time reasonable compensation for its services,

•	reimburse the indenture trustee for all reasonable expenses, advances and disbursements reasonably incurred by it in connection with the performance of its duties as indenture trustee, and

•	indemnify the indenture trustee for, and hold it harmless against, any loss, liability or expense, including reasonable attorneys’ fees and expenses, incurred by it in connection with the performance of its duties as indenture trustee.

The indenture trustee will not be indemnified by the issuing entity or the administrative agent against any loss, liability or expense incurred by it (i) relating to any income or similar taxes on any fees payable to the indenture trustee pursuant to the Indenture; (ii) arising from the breach by the indenture trustee of any of its representations or warranties set forth in the Basic Documents; (iii) arising in connection with the performance by the indenture trustee of the duties of a successor servicer under the Servicing Agreement; or (iv) through its own willful misconduct, negligence or bad faith, except that such indenture trustee will not be liable:

•	for any error of judgment made by it in good faith, unless it is proved that the indenture trustee was negligent in ascertaining the pertinent facts,

•	with respect to any action it takes or omits to take in good faith in accordance with a direction received by it from the noteholders in accordance with the terms of the Indenture, and

•	for interest on any money received by it except as the indenture trustee and the issuing entity may agree in writing.

The indenture trustee will not be deemed to have knowledge of any event unless an officer of the indenture trustee has actual knowledge of the event or has received written notice of the event in accordance with the provisions of the Indenture.

Access to Noteholder Lists

If definitive notes are issued in the limited circumstances set forth in “The Notes — Definitive Notes” in this prospectus, and the indenture trustee is not the note registrar, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five days after the applicable record date, and

•	within 30 days after receipt by the issuing entity of a written request for that list, as of not more than ten days before that list is furnished.

Annual Compliance Statement

The issuing entity will be required (i) to cause the servicer to deliver an annual written statement to the indenture trustee certifying the fulfillment of its obligations under the Servicing Agreement, and (ii) to deliver to the indenture trustee an officer’s certificate certifying the fulfillment of its obligations under the Indenture in all material respects.

Reports and Documents by Indenture Trustee to Noteholders

The indenture trustee will be required to mail each year to the noteholders of record a brief report relating to its eligibility and qualification to continue as indenture trustee under the Indenture, any amounts advanced by it under the Indenture, the outstanding principal amount, the interest rate on the notes and the Final Scheduled Payment Date in respect of each class of notes, the indebtedness owing by the issuing entity to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee and any action taken by the indenture trustee that materially affects the notes and that has not been previously reported. The indenture trustee will also deliver, at the expense of the issuing entity, to each noteholder such information as may be reasonably requested (and reasonably available to the indenture trustee) to enable such holder to prepare its federal and state income tax returns.

The indenture trustee will be required to furnish to any noteholder promptly upon receipt of a written request by such noteholder (at the expense of the requesting noteholder) duplicates or copies of all reports, notices, requests, demands, certificates and any other documents furnished to the indenture trustee under the Basic Documents. Except with respect to any noteholders lists or publicly available documents, the indenture trustee may require such noteholder to deliver to the indenture trustee a nondisclosure agreement in a form satisfactory to the indenture trustee with respect to the information contained in any such requested document.

If required by TIA Section 313(a), within 60 days after each March 31, beginning in [●], 20[●], the indenture trustee will be required to mail to each noteholder as required by TIA Section 313(c) a brief report dated as of such date that complies with TIA Section 313(a).

Satisfaction and Discharge of Indenture

The Indenture will be discharged with respect to the collateral upon the delivery to the indenture trustee for cancellation of all of the notes or, subject to certain exceptions, upon deposit with the indenture trustee of funds sufficient for the payment in full of the notes and satisfaction of certain other conditions set forth in the Indenture.

Amendment and Notices

The Indenture may be amended without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of such noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the notes voting together as a single class or (B) such amendment will not materially and adversely affect such noteholders and (ii) any amendment that adversely affects the interests of the certificateholders, the indenture trustee, the owner trustee, the servicer or the administrative agent, will require the prior written consent of each person whose interests are adversely affected. An amendment will be deemed not to materially and adversely affect the interests of the noteholders if (i) the Rating Agency Condition is satisfied with respect to such amendment, or (ii) the depositor delivers an officer’s certificate to the indenture trustee stating that such amendment will not materially and adversely affect such noteholders. However, for so long as any notes are outstanding, the issuing entity’s rights in the 20[●]-[●] SUBI certificate will be subject to the lien of the Indenture. Therefore, the indenture trustee will be the holder of the 20[●]-[●] SUBI certificate for purposes of determining whether any proposed amendment to the SUBI Trust Agreement, the Servicing Agreement or the Trust Agreement will materially adversely affect the interests of the holders of such 20[●]-[●] SUBI certificate. The consent of the certificateholder or the owner trustee or the servicer or the administrative agent will be deemed to have been given if the depositor does not receive a written objection from such person within ten (10) Business Days after a written request for such consent will have been given. The indenture trustee may, but will not be obligated to, enter into or consent to any such amendment that affects the indenture trustee’s own rights, duties, liabilities or indemnities under the Basic Documents or otherwise.

“Rating Agency Condition” means, with respect to any event or action and each Rating Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication or a change in such Rating Agency’s published ratings criteria to this effect) by such Rating Agency that the occurrence of such event or action will not cause it to downgrade, qualify or withdraw its rating assigned to the notes or (b) that such Rating Agency shall have been given notice of such event or action at least ten days prior to such event (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable) and such Rating Agency shall not have issued any written notice that the occurrence of such event will cause it to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Rating Agency has any duty to review any notice given with respect to any event or action, and it is understood that such Rating Agency may not actually review notices received by it prior to or after the expiration of the ten day period described in (b) above. Further, each Rating Agency retains the right to downgrade, qualify or withdraw its rating assigned to all or any of the notes at any time in its sole judgment even if the Rating Agency Condition with respect to an event or action had been previously satisfied pursuant to clause (a) or clause (b) above.

Under the Indenture, the indenture trustee will be under no obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the servicer will deliver to the indenture trustee an officer’s certificate to that effect, and the indenture trustee may conclusively rely upon the officer’s certificate from the servicer that a Rating Agency Condition has been satisfied with respect to such amendment.

In addition, without the consent of each noteholder affected thereby, no amendment or supplemental indenture may, among other things:

•	change the Final Scheduled Payment Date of or the date of payment of any installment of principal of or interest on any note, or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto;

•	reduce the percentage of the aggregate outstanding principal amount of the notes, the consent of the noteholders of which is required for any such amendment or supplemental indenture or the consent of the noteholders of which is required for any waiver of compliance with provisions of the Indenture or Events of Default thereunder and their consequences provided for in the Indenture;

•	modify or alter the provisions of the proviso of the term “Outstanding”;

•	reduce the percentage of the aggregate outstanding principal amount of the notes required to direct the indenture trustee to direct the issuing entity to sell the issuing entity’s property pursuant to the Indenture after an Event of Default, if the proceeds of such sale would be insufficient to pay the aggregate outstanding principal amount of the notes plus accrued but unpaid interest on the notes;

•	modify any provision of the section in the Indenture permitting amendments with noteholder consent, except to increase any percentage specified therein or to provide that certain additional provisions of the Indenture or the other Basic Documents cannot be modified or waived without the consent of the noteholder of each outstanding note affected thereby;

•	modify any of the provisions of the Indenture in such manner as to affect the calculation of the amount of any payment of interest or principal due on any note on any payment date (including the calculation of any of the individual components of such calculation);

•	permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any part of the issuing entity’s property or, except as otherwise permitted or contemplated therein, terminate the lien of the Indenture on any property at any time subject thereto or deprive any noteholder of the security provided by the lien of the Indenture; or

•	impair the right to institute suit for the enforcement of payment as provided in the Indenture.

Any demand, notice or communication to be delivered pursuant to the Indenture or the other Basic Documents to any Rating Agency will be deemed to be delivered if a copy of that demand, notice or communication has been posted on any website maintained by NMAC pursuant to a commitment to any Rating Agency relating to the notes.

DESCRIPTION OF THE TRUST AGREEMENT

The following summary describes material terms of the Trust Agreement pursuant to which the issuing entity will be created and certificates will be issued. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Trust Agreement.

Authority and Duties of the Owner Trustee

If the issuing entity has issued certificates pursuant to a Trust Agreement, the related owner trustee will administer the issuing entity in the interest of the certificateholders, subject to the lien of the Indenture, in accordance with the Trust Agreement and the other Basic Documents.

The owner trustee will not be required to perform any of the obligations of the issuing entity under the Trust Agreement or the other Basic Documents that are required to be performed by:

•	the servicer under the Servicing Agreement or the SUBI Supplement,

•	the depositor under the Trust Agreement, the Indenture, the Servicing Agreement or the SUBI Certificate Transfer Agreement,

•	the administrative agent under the Trust Administration Agreement, or

•	the indenture trustee under the Indenture.

The owner trustee will not manage, control, use, sell, dispose of or otherwise deal with any part of the issuing entity’s property except in accordance with (i) the powers granted to and the authority conferred upon the owner trustee pursuant to the Trust Agreement, (ii) the other Basic Documents to which the issuing entity or the owner trustee is a party, and (iii) any document or instruction delivered to that owner trustee pursuant to the Trust Agreement. In particular, the owner trustee will not transfer, sell, pledge, assign or convey the 20[●]-[●] SUBI certificate except as specifically required or permitted by the Basic Documents.

Restrictions on Actions by the Owner Trustee

The owner trustee may not:

•	initiate or settle any claim or lawsuit involving the issuing entity, unless brought by the servicer to collect amounts owed under a Lease,

•	amend the certificate of Trust for the issuing entity (unless such amendment is required to be filed under applicable law),

•	amend the Indenture in circumstances where the consent of any certificateholder [or the [cap provider][swap counterparty], if any,] is required and such consent has not been granted,

•	amend any Basic Document other than pursuant to, and in accordance with, the amendment provision set forth in such Basic Document, or

•	appoint a successor owner trustee or indenture trustee

unless (1) the owner trustee provides 30 days’ written notice thereof to the certificateholders, and (2) the owner trustee has not received notice from at least 25% of the certificateholders (including any certificateholders that are the depositor, the servicer or their affiliates) that they object in writing to any such proposed amendment within 30 days of that notice.

Actions by Certificateholders and Owner Trustee with Respect to Certain Matters

The owner trustee may not, except upon the direction of all of the certificateholders, (a) remove the administrative agent, (b) appoint a successor administrative agent, (c) remove the servicer with respect to the SUBI Assets or (d) sell the 20[●]-[●] SUBI certificate after the termination of the Indenture.

The right of the depositor or the certificateholders to take any action affecting the issuing entity’s property will be subject to, as applicable, the rights of the indenture trustee under the Indenture.

Restrictions on Certificateholders’ Powers

The certificateholders will not direct the owner trustee, and the owner trustee is not obligated to follow any direction from the certificateholders, to take or refrain from taking any action if such action or inaction (i) would be contrary to any obligations of the issuing entity or the owner trustee under the Trust Agreement or any of the other Basic Documents or (ii) would be contrary to the purpose of the issuing entity.

Resignation and Removal of the Owner Trustee

The owner trustee may resign at any time upon written notice to the administrative agent, the servicer, the depositor, the indenture trustee and the certificateholders. Upon the resignation or removal of the owner trustee, the depositor will be obligated to appoint a successor owner trustee. All reasonable costs and expenses incurred in connection with transferring the predecessor owner trustee’s duties and obligations to the successor owner trustee will be paid by the successor owner trustee.

The owner trustee and any successor thereto must at all times:

•	have a combined capital and surplus of at least $50 million,

•	be subject to supervision or examination by federal or state authorities, and

•	be an entity authorized to exercise trust powers in the State of Delaware.

If at any time the owner trustee ceases to be eligible in accordance with the Trust Agreement, or if the depositor, by unilateral act, decides to remove the owner trustee and provides the owner trustee with notice thereof, or if the owner trustee fails to resign after written request therefor by the administrative agent, the depositor or each person whose name the asset backed certificate issued pursuant to the Trust Agreement is registered (the “certificateholders”) holding not less than a majority interest of such trust certificates, or if at any time the owner trustee is legally unable to act, or is adjudged bankrupt or insolvent, or a receiver of the owner trustee or of its property is appointed, or any public officer takes charge or control of the owner trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the depositor may, but will not be required to, remove the owner trustee.

Any co-trustee or separate trustee appointed for the purpose of meeting applicable state requirements will not be required to meet the eligibility requirements listed above.

Termination

The Trust Agreement will terminate upon (a) the final distribution of all funds or other property or proceeds of the issuing entity’s property in accordance with the terms of the Indenture and the Trust Agreement, or (b) upon an Optional Purchase and final distribution to the securityholders of all amounts required to be paid to them under the Indenture and the Trust Agreement. See “Additional Information Regarding the Securities — Optional Purchase” in this prospectus.

Liabilities and Indemnification

The administrative agent shall indemnify the owner trustee, the certificate registrar and any paying agent and their respective successors, assigns, agents, officers and employees (the “Indemnified Parties”) for any losses, liabilities or expenses incurred by or asserted against the owner trustee or any other Indemnified Party in any way relating to or arising out of the Basic Documents, the Owner Trust estate, the administration of the Owner Trust estate or the action or inaction of the owner trustee under the Trust Agreement. Any amounts due and owing to the Indemnified Parties under the Trust Agreement shall constitute an obligation of the issuing entity and a claim upon the Owner Trust estate only to the extent such amounts are payable pursuant to the Basic Documents. The administrative agent shall not be entitled to make any claim upon the issuing entity’s property for the payment of any such liabilities or indemnified expenses. The administrative agent shall not be liable for or required to indemnify the Indemnified Party for expenses arising from any income taxes or fees payable to that owner trustee; resulting from the willful misconduct, bad faith or negligence of the Indemnified Party; or for the inaccuracy of any representation or warranty of such owner trustee in the Trust Agreement. The owner trustee will not be liable for:

•	any error in judgment of an officer of that owner trustee made in good faith, unless it is proved that such officer was negligent in ascertaining the facts,

•	any action taken or omitted to be taken in accordance with the instructions of any certificateholder, the indenture trustee, the depositor, the administrative agent or the servicer,

•	payments of securities in accordance with their terms,

•	the default or misconduct of the administrative agent, the servicer, the depositor or the indenture trustee, or

•	special, consequential or punitive damages, including without limitation, lost profits.

No provision in the Trust Agreement or any other Basic Document will require the owner trustee to expend or risk funds or otherwise incur any financial liability in the performance of any of its rights or powers under the Trust Agreement or under any other Basic Document if the owner trustee has reasonable grounds for believing that reimbursement of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it. In addition, the owner trustee will not be responsible for or in respect of the validity or sufficiency of the Trust Agreement or for the due execution thereof by the depositor or for the form, character, genuineness, sufficiency, value or validity of any of the issuing entity’s property or for or in respect of the validity or sufficiency of the other Basic Documents, other than the execution of and the certificate of authentication of the certificates, and the owner trustee will in no event be deemed to have assumed or incurred any liability, duty or obligation to any securityholder or any third party dealing with the issuing entity or the issuing entity’s property, other than as expressly provided for in the Trust Agreement and the other Basic Documents.

Amendment

The Trust Agreement may be amended by the parties thereto without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of such noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the notes voting together as a single class, or (B) such amendment will not materially and adversely affect such noteholders, and (ii) any amendment that materially and adversely affects the interests of the certificateholder, the servicer or the indenture trustee will require the prior written consent of the persons whose interests are materially and adversely affected, provided, further that an opinion of counsel will be furnished to the indenture trustee and the owner trustee to the effect that such amendment or supplement will not affect the treatment of any outstanding notes for federal income tax purposes, or cause the issuing entity or the 20[●]-[●] SUBI certificate to be classified as an association (or a publicly traded partnership) taxable as a corporation for federal income tax purposes. An amendment will be deemed not to materially and adversely affect the interests of the noteholders if (i) the Rating Agency Condition is satisfied with respect to such amendment, or (ii) the depositor delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders. The consent of the certificateholders or the servicer will be deemed to have been given if the depositor, does not receive a written objection from such person within ten (10) Business Days after a written request for such consent will have been given. The indenture trustee may, but will not be obligated to, enter into or consent to any such amendment that affects the indenture trustee’s own rights, duties, liabilities or immunities under the Basic Documents or otherwise.

Notwithstanding the foregoing, no amendment to the Trust Agreement will (i) reduce the interest rate or principal amount of any note, or change the due date of any installment of principal of or interest in any note, or the Redemption Price with respect thereto, without the consent of the holder of such note, or (ii) reduce the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any matter without the consent of the holders of at least the majority of the aggregate outstanding principal amount of the outstanding notes which were required to consent to such matter before giving effect to such amendment.

The Trust Agreement may also be amended or supplemented from time to time, at the request of the holders of no less than 66 2/3% of all outstanding certificates (provided that if the depositor and its affiliates do not hold all of the certificates, then the certificates held by the depositor and its affiliates will not be deemed Outstanding for purposes of that amendment provision) to approve any trust purpose with respect to the issuing entity in addition to the purpose of conserving the Owner Trust estate and collecting and disbursing periodic income for the use and benefit of the certificateholders, upon not less than 90 days notice to each Rating Agency and each noteholder and subject to each of (1) the prior written notice to each Rating Agency of such action, and (2) the consent of the holders of at least 66 2/3% of all outstanding notes (including such notes, if any, owned by the issuing entity, the depositor, the servicer (as long as NMAC or an affiliate is the servicer) and their respective affiliates), and provided, further that an opinion of counsel will be furnished to the indenture trustee and the owner trustee to the effect that such amendment or supplement will not affect the treatment of any outstanding notes for federal income tax purposes, or cause the issuing entity or the 20[●]-[●] SUBI certificate to be classified as an association (or a publicly traded partnership) taxable as a corporation for federal income tax purposes.

Under the Trust Agreement, the owner trustee will not be under any obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the servicer will deliver to a responsible officer of the owner trustee an officer’s certificate to that effect, and the owner trustee may conclusively rely upon the officer’s certificate from the servicer that a Rating Agency Condition has been satisfied with respect to such amendment.

DESCRIPTION OF THE SUBI TRUST AGREEMENT

The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the SUBI Trust Agreement.

The SUBI, Other SUBIs and the UTI

The UTI Beneficiary is the initial beneficiary of the Titling Trust. The UTI Beneficiary may from time to time assign, transfer, grant and convey, or cause to be assigned, transferred, granted and conveyed, to the titling trustee, in trust, Titling Trust Assets. The UTI Beneficiary will hold the UTI, which represents a beneficial interest in all Titling Trust Assets other than Titling Trust Assets allocated to the 20[●]-[●] SUBI (the “UTI Assets”). The UTI Beneficiary may in the future create and sell or pledge one or more SUBIs in connection with financings similar to the transaction described in this prospectus or other transactions. Each holder or pledgee of the UTI will be required to expressly waive any claim to all Titling Trust Assets other than the UTI Assets and to fully subordinate any such claims to those other Titling Trust Assets if the waiver is not given full effect. Each holder or pledgee of the 20[●]-[●] SUBI will be required to expressly waive any claim to all Titling Trust Assets, except for the SUBI Assets, and to fully subordinate those claims to the Titling Trust Assets if the waiver is not given effect. Except under the limited circumstances described under “Additional Legal Aspects of the Titling Trust and the SUBI — The SUBI” in this prospectus, the SUBI Assets will not be available to make payments in respect of, or pay expenses relating to, the UTI or any Other SUBI. Assets of Other SUBIs (the “Other SUBI Assets”) will not be available to make payments in respect of, or pay expenses relating to, the Titling Trust Assets or the 20[●]-[●] SUBI.

All Titling Trust Assets, including assets of the 20[●]-[●] SUBI, will be owned by the titling trustee on behalf of the beneficiaries of the Titling Trust. The SUBI Assets will be segregated from the rest of the Titling Trust Assets on the books and records of the titling trust and the servicer, and the holders of other beneficial interests in the titling trust — including the UTI and any Other SUBIs — will have no rights in or to those SUBI Assets. Liabilities of the titling trust will be respectively allocated to the SUBI Assets for each Trust and the UTI Assets if incurred in each case with respect thereto, or will be allocated pro rata among all Titling Trust Assets if incurred with respect to the Titling Trust Assets generally.

Special Obligations of the UTI Beneficiary

The UTI Beneficiary will be liable for all debts and obligations arising with respect to the Titling Trust Assets or the operation of the Titling Trust, except that its liability with respect to any pledge of the UTI and any assignee or pledgee of the 20[●]-[●] SUBI and the 20[●]-[●] SUBI certificate will be as set forth in the financing documents relating thereto. To the extent the UTI Beneficiary pays or suffers any liability or expense with respect to the Titling Trust Assets or the operation of the titling trust and to the extent such liability or expense was not caused by the willful misconduct or bad faith of the UTI Beneficiary, the UTI Beneficiary will be indemnified, defended and held harmless out of the assets of the titling trust against any such liability or expense, including reasonable attorneys’ fees and expenses.

Titling Trustee Duties and Powers; Fees and Expenses

Under the SUBI Trust Agreement, the titling trustee will be required (a) to apply for and maintain, or cause to be applied for and maintained, all licenses, permits and authorizations necessary or appropriate to carry out its duties as titling trustee, and (b) when required by applicable state law or administrative practice, to file or cause to be filed applications for certificates of title as are necessary or appropriate so as to cause the titling trust or the titling trustee on behalf of the titling trust to be recorded as the owner or holder of legal title of record to the leased vehicles owned by the Titling Trust. Except during the continuance of an event of default as defined under the SUBI Trust Agreement, the titling trustee need perform only those duties specifically set forth in the SUBI Trust Agreement. During the continuance of an event of default as defined under the SUBI Trust Agreement, the titling trustee shall exercise such of the rights and powers vested in it by the SUBI Trust Agreement and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such prudent person’s own affairs. No provision of the SUBI Trust Agreement shall be construed to relieve the titling trustee from liability for its own negligent action, its own negligent failure to act, its own bad faith or its own willful misconduct.

The titling trustee will make no representations as to the validity or sufficiency of the 20[●]-[●] SUBI or the 20[●]-[●] SUBI certificate — other than the execution and authentication of 20[●]-[●] SUBI certificate — or of any Lease, leased vehicle or related document, will not be responsible for performing any of the duties of the UTI Beneficiary or the servicer and will not be accountable for the use or application by any owners of beneficial interests in the Titling Trust Assets of any funds paid in respect of the Titling Trust Assets or the investment of any of such monies before such monies are deposited into the Accounts relating to the 20[●]-[●] SUBI and the UTI. The titling trustee will not independently verify facts concerning any leases or leased vehicles. The duties of the titling trustee will generally be limited to the acceptance of assignments of leases, the titling of vehicles in the name of the titling trust or the titling trustee on behalf of the Titling Trust, the creation of the 20[●]-[●] SUBI and the UTI, the creation of the SUBI Collection Account and other accounts, except as otherwise provided in the SUBI Supplement the receipt of the various certificates, reports or other instruments required to be furnished to the titling trustee under the SUBI Trust Agreement, in which case the titling trustee will only be required to examine them to determine whether they conform to the requirements of the SUBI Trust Agreement, and (as a joint and several obligation, with NILT Trust, the UTI Beneficiary and any person(s) designated as a Beneficiary of the 20[●]-[●] SUBI) the filing of any financing statements to the extent necessary to perfect (or evidence) the allocation of Titling Trust Assets to the 20[●]-[●] SUBI.

The titling trustee will be under no obligation to exercise any of the rights or powers vested in it by the SUBI Trust Agreement, to make any investigation of any matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of the UTI Beneficiary or the holders of a majority in interest in the 20[●]-[●] SUBI, unless such party or parties have offered to the titling trustee reasonable security or indemnity against any costs, expenses or liabilities that may be incurred therein or thereby. The reasonable expenses of every such exercise of rights or powers or examination will be paid by the party or parties requesting such exercise or examination or, if paid by the titling trustee, will be a reimbursable expense of the titling trustee.

The titling trustee may enter into one or more agency agreements with such person or persons, including, without limitation, any affiliate of the titling trustee, as are by experience and expertise qualified to act in a trustee capacity and otherwise acceptable to the UTI Beneficiary. The titling trustee has engaged U.S. Bank as trust agent. Under the SUBI Trust Agreement, the trust agent will perform each and every obligation of the titling trustee under the SUBI Trust Agreement.

Resignation and Removal of the Titling Trustee

The titling trustee may not resign without the express written consent of the UTI Beneficiary, which consent will not be unreasonably withheld. The UTI Beneficiary at its discretion may remove the titling trustee, or may remove the titling trustee if at any time the titling trustee ceases to be (i) a corporation organized under the laws of the United States or any state, (ii) qualified to do business in the states required in writing by the servicer or (iii) acceptable to each Rating Agency. In addition, the UTI Beneficiary may remove the titling trustee if (A) any representation or warranty made by the titling trustee under the Titling Trust Agreement was untrue in any material respect when made, and the titling trustee fails to resign upon written request by the UTI Beneficiary, (B) at any time the titling trustee is legally unable to act, or adjudged bankrupt or insolvent, (C) a receiver of the titling trustee or its property has been appointed or (D) any public officer has taken charge or control of the titling trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.

Upon the removal of the titling trustee, the UTI Beneficiary will promptly appoint a successor titling trustee . Any resignation or removal of the titling trustee and appointment of a successor titling trustee will not become effective until acceptance of appointment by the successor titling trustee.

Any successor titling trustee will execute and deliver to the servicer, the predecessor titling trustee, the UTI Beneficiary and the holder of the 20[●]-[●] SUBI certificate written acceptance of its appointment as titling trustee. Upon accepting its appointment as successor titling trustee, the successor titling trustee will mail a notice of its appointment to each party entitled to notice under the SUBI Trust Agreement and each Rating Agency (by mailing a notice to the servicer to deliver to each Rating Agency).

Indemnity of Titling Trustee and Trust Agent

The titling trustee and the Trust Agent will be indemnified and held harmless out of and to the extent of the Titling Trust Assets with respect to any loss, liability, claim, damage or reasonable expense, including reasonable fees and expenses of counsel and reasonable expenses of litigation (collectively, a “loss”), arising out of or incurred in connection with (a) any of the Titling Trust Assets, including, without limitation, any loss relating to the leases or the leased vehicles, any personal injury or property damage claims arising with respect to any leased vehicles or any loss relating to any tax arising with respect to any Titling Trust Asset, or (b) the titling trustee’s or the Trust Agent’s acceptance or performance of the issuing entity’s duties contained in the SUBI Trust Agreement. Notwithstanding the foregoing, neither the titling trustee nor the Trust Agent will be indemnified or held harmless out of the Titling Trust Assets as to such a loss:

•	for which the servicer will be liable under the related SUBI Trust Agreement,

•	incurred by reason of the titling trustee’s willful misfeasance, bad faith or negligence, or

•	incurred by reason of the titling trustee’s breach of its respective representations and warranties made in the Titling Trust Agreement or the Servicing Agreement.

Termination

The titling trust will dissolve and the obligations and responsibilities of the UTI Beneficiary and the titling trustee will terminate upon the later to occur of the full payment of all amounts owed under the Titling Trust Agreement, the Trust Agreement and Indenture and any financing in connection with the 20[●]-[●] SUBI.

Issuing Entity as Third-Party Beneficiary

As the holder of the 20[●]-[●] SUBI certificate, the issuing entity will be a third-party beneficiary of the SUBI Trust Agreement. Therefore, the issuing entity may, and, upon the direction of holders of the notes and, if any, certificates holding at least a majority of the aggregate unpaid principal amount of such notes, unless a higher percentage is required by the Trust Agreement or the Indenture, voting together as a single class, will exercise any right conferred by the SUBI Trust Agreement upon a holder of any interest in the 20[●]-[●] SUBI. However, during the term of the Indenture, the issuing entity will pledge the 20[●]-[●] SUBI certificate to the indenture trustee and any action with respect to the 20[●]-[●] SUBI must be approved by the noteholders in such percentage as is required by the Indenture.

Amendment

The SUBI Trust Agreement may be amended by the parties thereto without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of such noteholders evidencing not less than a majority of the aggregate outstanding amount of the notes voting together as a single class or (B) such amendment will not materially and adversely affect such noteholders, and (ii) any amendment that adversely affects the interests of the certificateholders, the indenture trustee or the owner trustee will require the prior written consent of each person whose interests are adversely affected. An amendment will be deemed not to materially and adversely affect the noteholders if (i) the Rating Agency Condition is satisfied with respect to such amendment, or (ii) the servicer delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders. The consent of the certificateholders or the owner trustee will be deemed to have been given if the servicer does not receive a written objection from such person within ten (10) Business Days after a written request for such consent will have been given. The indenture trustee may, but will not be obligated to, enter into or consent to any such amendment that affects the indenture trustee’s own rights, duties, liabilities or immunities under the Basic Documents or otherwise.

Notwithstanding the foregoing, no amendment to the SUBI Trust Agreement will (i) reduce the interest rate or principal amount of any note, change the due date of any installment of principal of or interest on any note, or the Redemption Price, without the consent of the holder of such note, or (ii) reduce the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any matter, without the consent of the holders of at least the majority of the aggregate outstanding principal amount of the outstanding notes which were required to consent to such matter before giving effect to such amendment.

Under the SUBI Trust Agreement, none of the trustee of NILT Trust, the trust agent, or the indenture trustee, as applicable, will be under any obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the servicer will deliver to a responsible officer of the trustee of NILT Trust, the trust agent, and the indenture trustee, as applicable, an officer’s certificate to that effect, and the trustee of NILT Trust and the indenture trustee may conclusively rely upon the officer’s certificate from the servicer that a Rating Agency Condition has been satisfied with respect to such amendment.

DESCRIPTION OF THE SERVICING AGREEMENT

Under the Servicing Agreement, the servicer will perform on behalf of the titling trust all of the obligations of the lessor under the leases, including, but not limited to, collecting and processing payments, responding to inquiries of lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of Matured Vehicles or Defaulted Vehicles and servicing the leases, including accounting for collections, furnishing periodic statements to the titling trustee with respect to distributions and generating federal and state income tax information. In this regard, the servicer will make commercially reasonable efforts to collect all amounts due on or in respect of the leases and, in a manner consistent with the Servicing Agreement, will be obligated to service the leases with the same degree of care and diligence as (i) NMAC employs in servicing leases and leased vehicles serviced by NMAC in its own account that are not assigned to the Titling Trust, or (ii) if NMAC is no longer the servicer, is customarily exercised by prudent servicers employed to service retail leases of automobiles, sport utility vehicles, minivans or light-duty trucks, as applicable, for themselves or others. Each Trust will be a third-party beneficiary of the related Servicing Agreement. Consistent with the foregoing, the servicer may in its discretion waive any Administrative Charges, in whole or in part, in connection with any delinquent payments due on a Lease. Administrative Charges are additional compensation payable to the servicer. See “—Servicing Compensation” in this prospectus. Accordingly, the amount of Administrative Charges actually waived by the servicer during any Collection Period will not be included in the Collections received by the servicer for the notes. See “— Collections” in this prospectus.

The Servicing Agreement will require the servicer to obtain all licenses and make all filings required to be held or filed by the titling trust in connection with the ownership of leases and leased vehicles and take all necessary steps to maintain evidence of the Titling Trust’s ownership on the certificates of title to the leased vehicles.

The servicer will be responsible for filing all periodic sales and use tax or property, real or personal, tax reports, periodic renewals of licenses and permits, periodic renewals of qualifications to act as a statutory trust and other periodic regulatory filings, registrations or approvals arising with respect to or required of the titling trustee or the Titling Trust.

Representations and Warranties; Remedies

General

NMAC, pursuant to the Servicing Agreement, will make certain representations and warranties with respect to each lease and related leased vehicle as of the cut-off date (the “Eligibility Representations”). [The Eligibility Representations include, among other representations, representations regarding the economic terms of each lease, the enforceability of the lease against the related obligor, the characterization of the lease under the UCC, the validity of the transfer to the issuing entity, the titling trust’s ownership of the lease and the compliance of the origination of that lease with applicable law.] The Eligibility Representations relate primarily to the origination of the leases and do not typically relate to the creditworthiness of the related lessees or the collectibiliy of the leases. The Servicing Agreement will also provide that if the titling trustee, the servicer, the trustee of the issuing entity, the indenture trustee or the depositor discovers a breach of any Eligibility Representation which materially and adversely affects the related securityholders’ interest in the lease or leased vehicle, and which breach is not cured in all material respects prior to the end of the Collection Period that includes the 60th day (or, if the servicer elects, the end of the first Collection Period following discovery) after the date that the servicer discovers such breach (whether pursuant to notice or otherwise), the noncompliant lease and related leased vehicle (and any other related SUBI Assets) will be reallocated to the UTI or transferred to the servicer on the Business Day immediately preceding the payment date (each a “Deposit Date”) related to such Collection Period. In connection with this reallocation, the servicer will be required to deposit (or cause to be deposited) into the SUBI Collection Account the Repurchase Payment on the Deposit Date following the end of the Collection Period. Any such breach will be deemed not to materially and adversely affect the securityholders’ interest in that lease and the leased vehicles if it does not affect the ability of the issuing entity to receive and retain timely payments in full on such lease and receive and retain the proceeds of such leased vehicle.

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the claimed breach of an Eligibility Representation and the related receivable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor that it is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such disclosure. Repurchase requests that are not resolved to the reasonable satisfaction of the requesting party may, subject to certain conditions, be resolved via dispute resolution proceedings as described in “—Requests to Repurchase and Dispute Resolution” below.

Asset Representations Review

As discussed above under “—Representations and Warranties; Remedies,” the servicer will make the Eligibility Representations regarding the leases and leased vehicles. The asset representations reviewer will be responsible for performing a review of certain leases [and leased vehicles] for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any determination date exceeds the Delinquency Trigger [for that determination date], as described below under “—Delinquency Trigger”; and

•	The noteholders have voted to direct a review of the applicable Subject Leases pursuant to the process described below under “—Asset Review Voting”.

If the review conditions are satisfied (the first date on which the review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each payment date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Securitization Value of all 60-Day Delinquent Leases as of the last day of that Collection Period to (ii) the aggregate Securitization Value of all Leases as of the last day of that Collection Period. “60-Day Delinquent Leases” means, as of any determination date, all leases (other than leases related to [Matured Vehicles and Defaulted Vehicles]) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately proceeding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any determination date and the related Collection Period is [[    ]%] [the percentage set forth below for the payment dates set forth below:

Payment Date	Delinquency Trigger
[Month, Year] through [Month, Year]	[●]	%
[Month, Year] through [Month, Year]	[●]	%
[Month, Year] through [Month, Year]	[●]	%

NMAC believes that the Delinquency Trigger is appropriate based on an analysis of the historical rate of leases 60 days or more delinquent over the life of NMAC’s [securitized portfolios of leases and leased vehicles] from [●] through [●] (the “Reference Portfolios”). The [initial] Delinquency Trigger was calculated as a multiple of [●] times the [previous historical peak] [average] 60-Day Delinquent Leases ratio of the Reference Portfolios. [NMAC then applied a multiple of [●] to the [average] [peak] 60-Day Delinquent Lease percentage observed at month [●], month [●] and month [●] in the Reference Portfolios and rounded to the nearest 0.05%.] [An average] [The previous historical peak] of the delinquency ratio was utilized to account for typical seasonal increases in delinquencies. [Because the Reference Portfolios have not experienced significant historical delinquencies and given the relatively stable economic period for these transactions,] the multiple is intended to account for future volatility and stressed economic conditions. NMAC believes that this method will incorporate shifts in delinquencies for each annual period that the Notes are outstanding and will align the Delinquency Trigger with changes in delinquency rates. [Additionally, the multiple is expected to generate a Delinquency Trigger which would be met before any losses on the Notes would occur.]

“Subject Leases” means, for any Asset Review, all 60-Day Delinquent Leases as of the end of the Collection Period immediately preceding the related Review Satisfaction Date.

Asset Review Voting

The Payment Date Certificate delivered by the servicer on each determination date will disclose whether the Delinquency Percentage on any payment date exceeds the Delinquency Trigger [for that payment date]. If the Delinquency Percentage on any payment date exceeds the applicable Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding principal balance of the notes (as of the filing of the Form 10-D that disclosed the Delinquency Percentage) (the “Instituting Noteholders”) may elect to initiate a vote to determine whether the asset representations reviewer should conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders

is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor that it is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for any expenses incurred in connection with such disclosure and reimbursing any expenses incurred by the indenture trustee in connection therewith.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders and the depositor will disclose on Form 10-D that a vote has been called. The vote will remain open until the 120th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred. The sponsor, the depositor and the issuing entity are required under the Basic Documents to reasonably cooperate with the indenture trustee to facilitate the voting process. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with TIA Section 316(c).

Within five Business Days of the Review Satisfaction Date, the indenture trustee will send a notice (the “Review Notice”) to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied and providing the applicable Review Satisfaction Date. Within [●] days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Leases.

Fees and Expenses for Asset Review

As described under “Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[●] from the servicer in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Leases. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[        ] [for each Subject Lease and leased vehicle] [per hour for its time spent conducting the Asset Review] [reflecting the flat negotiated total cost of a given asset review]. The asset representations reviewer will pay all expenses incurred by it in connection with its review of the Subject Leases. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by NMAC and, to the extent the Review Expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the Collection Account as described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Leases for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally involve [comparing the Eligibility Representations to a variety of sources, including the data points contained in the data tape that relate to the Eligibility Representations, the original lease contract and other documents in the lease file, and other records of the servicer with respect to the Subject Leases.] If the servicer notifies the asset representations reviewer that a Subject Lease was prepaid in full by the lessee or was subject to a Pull-Forward, or reallocated away from the 20[●]-[●] SUBI before the review report is delivered, the asset representations reviewer will terminate the tests of that lease and the Asset Review of that lease will be considered complete. If a Subject Lease was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Lease but will include the result of the previous tests in the review report. The servicer will render reasonable assistance, including granting access to copies of any underlying documents, to the asset representations reviewer to facilitate the Asset Review, and will provide the asset representations reviewer with access to the lease files and all other relevant documents related to each Subject Lease and leased vehicle. The servicer will provide access to these materials within ten days after receipt of the Review Notice. However, the servicer may redact these materials to remove any personally identifiable customer information. The Asset Review will not determine whether noncompliance with the Eligibility Representations should result in a repurchase of the related Subject Lease and leased vehicle under the transaction documents and the asset representations reviewer will not determine the reason for the delinquency of any lease and leased vehicle, the creditworthiness of any lessee, the overall quality of any leases or the compliance by the servicer with its covenants with respect to the servicing of the leases and leased vehicles.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the 60th day after receiving access to the review materials from the servicer. However, if additional review materials are provided to the asset representations reviewer in accordance with the asset representations review agreement, the review period will be extended for an additional 30 days. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor and the depositor of the findings and conclusions of the review of the Subject Receivables, and the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions.

The asset representations reviewer will only be responsible for determining whether there was a noncompliance with any Eligibility Representation with respect to any Subject Leases. If the asset representations reviewer determines that there was such noncompliance, the sponsor and the depositor will investigate whether the noncompliance resulted in a breach that materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Leases such that the servicer would be required to reallocate the lease and the related leased vehicle. In conducting this investigation, the sponsor and the depositor, as applicable, will refer to the information available to it, including the asset representations reviewer’s report.

Requests to Repurchase and Dispute Resolution

If the depositor, the issuing entity, an investor, the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) (each, a “requesting party”) requests that the servicer reallocate any lease and leased vehicle due to a breach of an Eligibility Representation as described under “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus and such request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the servicer, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party (at the direction of the investor that directed the indenture trustee to make the request) shall have the right to make the selection of mediation or arbitration. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the requesting parties, with a copy to the issuing entity, the owner trustee and the indenture trustee. If the requesting party is the indenture trustee or the owner trustee, as applicable, the indenture trustee and the owner trustee will follow the direction of the related investor or of the certificateholder, as applicable, during the mediation or arbitration.

Although the indenture trustee and the owner trustee may request that the servicer purchase or reallocate a lease and the related leased vehicle due to a breach of an Eligibility Representation, nothing in the Basic Documents requires the indenture trustee or owner trustee to exercise this discretion and the Basic Documents do not provide any requirements regarding what factors the indenture trustee or owner trustee, as applicable, should consider when determining whether to exercise its discretion to request a reallocation. Consequently, it is likely that the requesting party will be an investor acting directly or the indenture trustee or owner trustee acting at the direction of an investor.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the Sale and Servicing Agreement. A requesting party may not initiate a mediation or arbitration as described above with respect to a lease that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right to join an existing mediation or arbitration with respect to that lease if the mediation or arbitration has not yet concluded, subject to a determination by the parties to the existing mediation or arbitration that such a joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding.

Custody of Lease Documents and Certificates of Title

To reduce administrative costs and ensure uniform quality in the servicing of the leases and NMAC’s own portfolio of leases, the titling trustee will appoint the servicer as its agent, bailee and custodian of the leases, the certificates of title relating to the leased vehicles, the insurance policies and insurance records and other documents related to the leases and the related lessees and leased vehicles. Such documents will not be physically segregated from other leases, certificates of title, insurance policies and insurance records or other documents related to other leases and vehicles owned or serviced by the servicer, including leases and vehicles that are UTI Assets or Other SUBI Assets. The accounting records and computer systems of NMAC will reflect the allocation of the leases and leased vehicles to the 20[●]-[●] SUBI and the interest of the holders of the 20[●]-[●] SUBI certificate therein.

Collections

Collections with respect to any Collection Period will include all net collections collected or received in respect of the SUBI Assets during such Collection Period, including (in each case to the extent not duplicative):

(1)	all Monthly Payments and Payments Ahead (when such Payments Ahead are received), amounts paid to the servicer to purchase a leased vehicle and other payments under the leases (other than Administrative Charges),

(2)	all Repurchase Payments,

(3)	all Pull-Forward Payments,

(4)	all Reallocation Payments,

(5)	all Residual Value Surplus,

(6)	all Excess Mileage and Excess Wear and Tear Charges,

(7)	all Monthly Sale Proceeds,

(8)	all Net Liquidation Proceeds,

(9)	all Net Insurance Proceeds,

(10)	all Recoveries,

(11)	all Remaining Net Auction Proceeds, and

(12)	all Remaining Payoffs.

“Auction Proceeds” will mean, with respect to each Collection Period, all amounts received by the servicer in connection with the sale or disposition of any leased vehicle that is sold at auction or otherwise disposed of by the servicer during such Collection Period, other than Insurance Proceeds.

“Early Termination Purchase Option Price” will mean, with respect to any lease that is terminated prior to its Lease Maturity Date, the amount paid by the related obligor or a dealer to purchase the related leased vehicle.

“Monthly Early Termination Sale Proceeds” will mean, with respect to a Collection Period, all (i) amounts paid by lessees or dealers with respect to Early Termination Purchase Option Price payments during such Collection Period and (ii) Net Auction Proceeds received by the servicer in such Collection Period for leased vehicles with respect to which the related leases were terminated and that were sold in such Collection Period on or after the termination of the related leases prior to their respective Lease Maturity Dates, reduced by amounts required to be remitted to the related lessees under applicable law.

“Monthly Sales Proceeds” will mean the sum of the Monthly Early Termination Sale Proceeds and the Monthly Scheduled Termination Sale Proceeds.

“Monthly Scheduled Termination Sale Proceeds” will mean, with respect to a Collection Period, all (i) amounts paid by lessees or dealers if either the lessee or a dealer elects to purchase a leased vehicle for its contract residual following a termination of the related lease at its Lease Maturity Date and (ii) Net Auction Proceeds received by the servicer during such Collection Period for leased vehicles that matured and were sold in such Collection Period on or after the termination of the related leases at their respective Lease Maturity Dates plus all Net Insurance Proceeds, reduced by amounts required to be remitted to the related lessees under applicable law.

“Payment Ahead” will mean any payment of all or a part of one or more Monthly Payments remitted by a lessee with respect to a lease in excess of the Monthly Payment due with respect to such Lease, which amount the lessee has instructed the servicer to apply to Monthly Payments due in one or more subsequent Collection Periods; provided however that such payments shall exclude Pull-Forward Payments.

“Recoveries” will mean, with respect to a Collection Period, the sum of all amounts received (net of taxes) with respect to leases that (a) became Liquidated Leases before such Collection Period and (b) have reached their respective Lease Maturity Dates or were terminated as a result of Early Lease Terminations before such Collection Period and with respect to which the proceeds from the sale of the related leased vehicles were received before such Collection Period, minus any amounts remitted to the related lessees as required by law.

“Remaining Net Auction Proceeds” will mean Net Auction Proceeds less amounts included in Monthly Scheduled Termination Sale Proceeds, Monthly Early Termination Sale Proceeds and Liquidation Proceeds.

“Remaining Payoffs” will mean amounts paid to the servicer to purchase leased vehicles, less amounts included in Monthly Scheduled Termination Sale Proceeds and Monthly Early Termination Sale Proceeds.

Monthly Remittance Condition. The servicer will deposit all payments (including any Repurchase Payments made by the servicer) on the related leases and leased vehicles collected during the Collection Period into the SUBI Collection Account within two business days of identification thereof. However, so long as NMAC is the servicer, if the Monthly Remittance Condition is satisfied, the servicer may retain such amounts received during a Collection Period until the Business Day preceding the payment date such amounts are required to be disbursed. If NMAC is the servicer and no servicer default has occurred and is continuing, the “Monthly Remittance Condition” will be satisfied if (a) NMAC’s short-term unsecured debt obligations are rated at least “[●]” or its equivalent by the Rating Agencies then rating the notes; (b) NMAC obtains a letter of credit or certain other arrangements are made and the Rating Agency Condition is satisfied; (c) NMAC otherwise satisfies each Rating Agency’s requirements; or (d) if the aggregate principal amount of the applicable notes outstanding on the closing date reduced by all payments of principal made in respect thereof on or prior to such date (the “Outstanding Amount”) is reduced to zero and 100% of the outstanding certificates are owned by the Trust, the depositor, the servicer (so long as NMAC or an affiliate is the servicer) and their respective affiliates. Notwithstanding the foregoing, if a subsequent Public ABS Transaction sets forth alternative conditions for making monthly deposits to the SUBI Collection Account, then, if the rating agency condition specified in the Servicing Agreement for the subsequent Public ABS Transaction is satisfied, the servicer will no longer be bound by the conditions to making monthly deposits as required by the Servicing Agreement, and will instead be subject to the conditions to making monthly deposits as required by the subsequent Public ABS Transaction. The servicer will be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the SUBI Collection Account, certain advances previously paid to the issuing entity. Except in certain circumstances described in the related Servicing Agreement, pending deposit into the SUBI Collection Account, Collections may be used by the servicer at its own risk and for its own benefit and will not be segregated from its own funds. See “Risk Factors — You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds” in this prospectus.

Net Deposits. NMAC (as servicer or in any other capacity) will be permitted to deposit into the SUBI Collection Account only the net amount distributable to the issuing entity on the related Deposit Date. The servicer will, however, account to the issuing entity, the related titling trustee, the Trust Agent, the owner trustee, the indenture trustee and the noteholders and the certificateholder as if all of the deposits and distributions described herein were made individually. This provision has been established for the administrative convenience of the parties involved and will not affect amounts required to be deposited into the Accounts. If the servicer were unable to remit the funds with respect to the notes as described above, the noteholders might incur a loss. See “Risk Factors — You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds” in this prospectus.

Sale and Disposition of Leased Vehicles

Under the Servicing Agreement, the servicer, on behalf of the issuing entity, will sell or otherwise dispose of Defaulted Vehicles and Matured Vehicles. In connection with such sale or other disposition, within two business days of receipt (unless the Monthly Remittance Condition is met), the servicer will deposit into the SUBI Collection Account all Net Auction Proceeds received during the related Collection Period. However, so long as the servicer is making Sale Proceeds Advances, the servicer may retain all Net Auction Proceeds received during a Collection Period until such amounts are required to be disbursed on the next payment date.

Immediately prior to the sale or disposition of a Matured Vehicle or a Defaulted Vehicle, the servicer may reallocate such Matured Vehicle or Defaulted Vehicle to the UTI for purposes of implementing NMAC’s LKE program. In connection with such reallocation, NILT Trust, as the UTI Beneficiary, will cause to be deposited into the SUBI Collection Account the Reallocation Payments no later than two business days after such reallocation (unless the Monthly Remittance Condition is met). Upon receipt of the Reallocation Payments, the issuing entity will have no claim against or interest in such Defaulted Vehicle or Matured Vehicle.

Purchase of Leases Before Their Lease Maturity Dates

In addition to reallocations of leases and related leased vehicles under the circumstances described under “The Leases — Characteristics of the Leases — Representations, Warranties and Covenants” in this prospectus, if the servicer grants a Term Extension with respect to a Lease, the servicer will be required to (i) direct the titling trustee to reallocate from the 20[●]-[●] SUBI to the UTI or to an Other SUBI, or to convey to the servicer, that lease and related leased vehicle or cause to be conveyed to the servicer that lease and related leased vehicle on the related Deposit Date, and (ii) remit to the SUBI Collection Account an amount equal to the Repurchase Payment with respect to that Lease. If a lessee changes the domicile of or title to a leased vehicle to a Restricted Jurisdiction, the servicer will be required to reallocate, or cause to be reallocated, a lease and the related leased vehicle from the 20[●]-[●] SUBI to the UTI or to an Other SUBI, or otherwise to convey such lease and related leased vehicle to the servicer, and remit to the SUBI Collection Account an amount equal to the Repurchase Payment with respect to that Lease.

Notification of Liens and Claims

The servicer will be required to notify as soon as practicable the depositor (if NMAC is not acting as the servicer), the indenture trustee and the titling trustee of all liens or claims of any kind of a third party that would materially and adversely affect the interests of, among others, the depositor, the issuing entity or the titling trust in any lease or leased vehicle. When the servicer becomes aware of any such lien or claim with respect to any lease or leased vehicle, it will take whatever action it deems reasonably necessary to cause that lien or claim to be removed.

Advances

To the extent provided in this prospectus, if payment on a lease is not received in full by the end of the month in which it is due, the servicer, subject to limitations set forth below, on each Deposit Date, is obligated to make, by deposit into the SUBI Collection Account, a Monthly Payment Advance in respect of the unpaid Monthly Payment of the related leased vehicles, and a Sales Proceeds Advance in respect of the Securitization Value of Leases relating to certain Matured Vehicles. In making Advances, the servicer will assist in maintaining a regular flow of scheduled payments on the leases and, accordingly, in respect of the notes, rather than guarantee or insure against losses. Accordingly, all Advances will be reimbursable to the servicer, without interest, as described below and in this prospectus.

Monthly Payment Advances. If a lessee makes a Monthly Payment that is less than the total Monthly Payment billed with respect to the lessee’s vehicle for the related Collection Period, the servicer may be required to make a Monthly Payment Advance in an amount equal to the difference between (a) the amount of the Monthly Payment due, and (b) the actual lessee payment received less amounts thereof allocated to monthly sales, use, lease or other taxes. The servicer will be required to make a Monthly Payment Advance only to the extent that it determines that the Monthly Payment Advance will be recoverable from future payments or collections on the related lease or leased vehicle or otherwise.

The servicer will be entitled to reimbursement of all Monthly Payment Advances from (a) subsequent payments made by the related lessee in respect of the Monthly Payment due or (b) if the Monthly Payment Advance has been outstanding for at least 90 days after the end of the Collection Period in respect of which such Monthly Payment Advance was made, from the SUBI Collection Account.

Sales Proceeds Advances. If the servicer does not sell or otherwise dispose of a leased vehicle that became a Matured Vehicle by the end of the related Collection Period, on the related Deposit Date, the servicer may be required to make a Sales Proceeds Advance to the issuing entity an amount equal to, if the related lease (i) terminated early but is not a lease in default, the Securitization Value, and (ii) relates to a leased vehicle that matured on its scheduled termination date, the Base Residual. The servicer will be required to make a Sales Proceeds Advance only to the extent that it determines that the Sales Proceeds Advance will be recoverable from future payments or collections on the related lease or leased vehicle or otherwise.

If the servicer sells a Matured Vehicle after making a Sales Proceeds Advance, the Net Auction Proceeds will be paid to the servicer up to the amount of the Securitization Value of the related leases, and the Residual Value Surplus will be deposited into the SUBI Collection Account. If the Net Auction Proceeds are insufficient to reimburse the servicer for the entire Sales Proceeds Advance, the servicer will be entitled to reimbursement of the difference from the Collections on the related SUBI Assets, in respect of one or more future Collection Periods and retain such amount as reimbursement for the outstanding portion of the related Sales Proceeds Advance.

If the servicer has not sold a Matured Vehicle within six months after it has made a Sales Proceeds Advance, it may be reimbursed for that Sales Proceeds Advance from amounts on deposit in the SUBI Collection Account. Within six months of receiving that reimbursement, if the related leased vehicle has not been sold, the servicer will, if permitted by applicable law, cause that leased vehicle to be sold at auction and will remit the proceeds (less expenses) associated with the disposition of that leased vehicle to the SUBI Collection Account.

Insurance on Leased Vehicles

Each lease will require the related lessee to maintain in full force and effect during the related Lease Term a comprehensive collision and physical damage insurance policy covering the actual cash value of the related leased vehicle and naming the titling trust as loss payee. Additionally, the lease requires that the lessee maintain vehicle liability insurance in amounts equal to the greater of the amount prescribed by applicable state law, or industry standards, as set forth in the related lease (to the extent permitted by applicable law), naming the titling trust or the titling trustee, on behalf of the Titling Trust, as an additional insured.

Because lessees may choose their own insurers to provide the required coverage, the actual terms and conditions of their policies may vary. If a lessee fails to obtain or maintain the required insurance, the related lessee will be deemed in default under the Lease.

NMAC does not require lessees to carry credit disability, credit life or credit health insurance or other similar insurance coverage that provides for payments to be made on the leases on behalf of such lessees in the event of disability or death. To the extent that such insurance coverage is obtained on behalf of a lessee, payments received in respect of such coverage may be applied to payments on the related Lease.

Realization Upon Liquidated Leases

The servicer will use commercially reasonable efforts to repossess and liquidate Defaulted Vehicles. Such liquidation may be effected through repossession of Defaulted Vehicles and their disposition, or the servicer may take any other action permitted by applicable law. The servicer may enforce all rights of the lessor under the related Liquidated Lease, sell the related Defaulted Vehicle in accordance with such Liquidated Lease and commence and pursue any proceedings in connection with such Defaulted Lease. In connection with any such repossession, the servicer will follow such practices and procedures as it deems necessary or advisable and as are normal and usual in the industry, and in each case in compliance with applicable law, and to the extent more exacting, the practices and procedure used by the servicer in respect of leases serviced by it for its own account. The servicer will be responsible for all costs and expenses incurred in connection with the sale or other disposition of Defaulted Vehicles, but will be entitled to reimbursement to the extent such costs constitute Disposition Expenses or reasonable out-of-pocket expenses incurred by the servicer in connection with the attempted realization of the full amounts due or to become due under any Liquidated Lease (“Liquidation Expenses”). Proceeds from the sale or other disposition of repossessed leased vehicles will constitute Liquidation Proceeds and will be deposited into the SUBI Collection Account net of any reimbursable Disposition Expenses and Liquidation Expenses.

A “Liquidated Lease” will mean a lease that is terminated and charged off by the servicer prior to its Maturity Date following a default thereunder. Collections in respect of a Collection Period will include all Net Auction Proceeds and Net Liquidation Proceeds collected during that Collection Period.

Servicer Records, Determinations and Reports

The servicer will retain or cause to be retained all data — including computerized records, operating software and related documentation — relating directly to or maintained in connection with the servicing of the leases. Upon the occurrence and continuance of a servicer default and termination of the servicer’s obligations under the Servicing Agreement, the servicer will use commercially reasonable efforts to effect the orderly and efficient transfer of the servicing of the leases to a successor servicer.

The servicer will perform certain monitoring and reporting functions on behalf of the depositor, the issuing entity, the trustees and the securityholders, including the preparation and delivery to the indenture trustee, the related owner trustee and each related paying agent, on or before the tenth calendar day of each month or if the tenth day is not a Business Day, the next succeeding Business Day, of a certificate setting forth all information necessary to make all distributions required in respect of the related Collection Period as described under “Distributions on the Notes — Payment Date Certificate” in this prospectus, and the preparation and delivery of statements setting forth the information described under “— Evidence as to Compliance” in this prospectus, and an annual officer’s certificate specifying the occurrence and status of any servicer default.

Evidence as to Compliance

Under the Servicing Agreement, the servicer will be required to furnish to the owner trustee and the indenture trustee and each Rating Agency an annual servicer report detailing the servicer’s assessment of its compliance with the servicing criteria set forth in the applicable SEC regulations for asset-backed securities transactions as of and for the period ending the end of each fiscal year of the issuing entity and the servicer’s assessment report will identify any material instance of noncompliance so long as the depositor is required to file the servicer’s assessment report with respect to the issuing entity under the Exchange Act. Under the Servicing Agreement, on or before the last day of the third month after the end of each fiscal year of the servicer (commencing on the first year after the issuance of the notes), a firm of independent certified public accountants who may also render other services to the servicer or to its affiliates will furnish to the issuing entity, the indenture trustee and each Rating Agency with an attestation report as to such assessment report by the servicer during the servicer’s preceding fiscal year (or since the date of the issuance of the notes in the case of the first such statement), so long as the depositor is required to file the attestation report with respect to the issuing entity under the Exchange Act. The form of assessment report and attestation report required under the Servicing Agreement may be deleted or replaced by any similar form using any standards that are now or in the future in use by servicers of comparable assets or which otherwise comply with any note, regulation, “no action” letter or similar guidelines promulgated by the SEC. The Servicing Agreement will also provide for the delivery to the indenture trustee, each Rating Agency, and the owner trustee an annual servicing compliance statement, signed by an officer of the servicer, stating that the servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects and there has been no servicer default during the preceding 12 months ended or since the closing date in the case of the first such compliance statement — or, if there has been any servicer default, describing each such default and the nature and status thereof.

Copies of such statements, certificates and reports may be obtained by noteholders or the certificateholders by a request in writing addressed to the indenture trustee or the owner trustee, as the case may be, at the related corporate trust office. The annual servicer report, the annual attestation report, the annual servicer’s statement of compliance and any areas of material non-compliance identified in such reports will be included in the issuing entity’s annual report on Form 10-K.

Servicing Compensation

The servicer will be entitled to compensation for the performance of its servicing and administrative obligations with respect to the SUBI Assets under the Servicing Agreement. The servicer will be entitled to receive a fee in respect of the related SUBI Assets described in “Additional Information Regarding the Securities — Compensation for Servicer and Administrative Agent” in this prospectus. The servicer will also be entitled to additional compensation in the form of (i) interest and other investment earnings (net of losses and expenses) on investment of funds in the Reserve Account and the SUBI Collection Account, and (ii) expense reimbursement, administrative fees or similar charges paid with respect to the leases, including disposition fees and any late payment fees and extension fees now or later in effect (collectively, the “Administrative Charges”). The servicer will pay all expenses incurred by it in connection with its servicing and administration activities under the related Servicing Agreement and will not be entitled to reimbursement of such expenses except for unpaid Disposition Expenses, Insurance Expenses, Liquidation Expenses and Reimbursable Expenses. The servicer will be entitled to be reimbursed for Disposition Expenses, Insurance Expenses and Liquidation Expenses by depositing only Net Insurance Proceeds, Net Auction Proceeds and Net Liquidation Proceeds into the SUBI Collection Account. For more information regarding the reimbursement of Disposition Expenses and Insurance Expenses, you should refer, respectively, to “The Leases — Early Termination,” “Description of the Servicing Agreement — Advances” and “— Realization Upon Liquidated Leases” in this prospectus. The servicer will have no responsibility, however, to pay any losses with respect to any Titling Trust Assets.

The servicing fee described in “Additional Information Regarding the Securities — Compensation for Servicer and Administrative Agent” in this prospectus will compensate the servicer for performing the functions of a third party servicer of the leases as an agent for the titling trust under the Servicing Agreement, including collecting and processing payments, responding to inquiries of lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of the Matured Vehicles and Defaulted Vehicles, overseeing the related SUBI Assets and servicing the leases, including making Advances, accounting for collections, furnishing monthly and annual statements to the titling trustee with respect to distributions and generating federal income tax information.

Servicer Resignation and Termination

The servicer may not resign from its obligations and duties under the related Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable law or regulations. No such resignation will become effective until the date upon which the servicer becomes unable to act as servicer, as specified in its resignation notice, unless a successor servicer has already assumed the servicer’s obligations under the Servicing Agreement. The servicer may not assign a Servicing Agreement or any of its rights, powers, duties or obligations thereunder except as otherwise provided therein, or except in connection with a consolidation, merger, conveyance, transfer or assignment made in compliance with the Servicing Agreement.

The rights and obligations of the servicer under the Servicing Agreement may be terminated following the occurrence and continuance of a servicer default, as described under “— Servicer Defaults” in this prospectus.

Indemnification by and Limitation of Liability of the Servicer

The servicer will indemnify the Titling Trust, titling trustee, trustees, the trust agent and the related securityholders for any loss, liability, claim, damage or reasonable expense that may be incurred by them as a result of any act or omission by the servicer in connection with the performance of its duties under the Servicing Agreement, but only to the extent such liability arose out of the servicer’s disregard of its obligations and duties under the Servicing Agreement.

The Servicing Agreement will further provide that neither the servicer nor any of its directors, officers, employees or agents will be under any liability to the Titling Trust, the trustee or the securityholders for taking any action or for refraining from taking any action pursuant to the Servicing Agreement or for errors in judgment; provided, however, that neither the servicer nor any other person described above will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under the Servicing Agreement or the SUBI Trust Agreement. In addition, the Servicing Agreement will provide that the servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the Servicing Agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the Servicing Agreement and the rights and duties of the parties thereto and the interests of the securityholders thereunder. Any indemnification or reimbursement of the servicer could reduce the amount otherwise available for distribution to securityholders.

Servicer Defaults

A “servicer default” under the Servicing Agreement will consist of the following:

(a)	any failure by the servicer to deliver or cause to be delivered any required payment to (i) the indenture trustee for distribution to the noteholders, (ii) if applicable, the owner trustee of the issuing entity for distribution to the certificateholders, which failure continues unremedied for five Business Days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee, the certificateholder or noteholders evidencing at least a majority interest of the aggregate outstanding principal amount of the outstanding securities (which for this purpose includes certificates held by the issuing entity, the depositor, the servicer and their respective affiliates), voting together as a single class; provided, however, that a failure under this clause (a) that continues unremedied for a period of ten Business Days or less will not constitute a servicer default if such failure was caused by a force majeure or other similar occurrence,

(b)

any failure by the servicer to duly observe or perform in any material respect any of its other covenants or agreements in the Servicing Agreement, which failure materially and adversely affects the rights of any holder of the 20[●]-[●] SUBI certificate, the noteholders or the certificateholders, as applicable, and which continues unremedied for 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (1) such failure is capable of remedy within 90 days or less and (2) a majority of the outstanding securities, voting as a single class, consents to such longer cure period) after receipt by the servicer of written notice thereof from the indenture trustee or the related holders evidencing at least a majority of the outstanding securities, voting as a single class, or such default becomes known to the servicer; provided, however, that a failure under this clause (b) that continues unremedied for a period of 150 days or less will not constitute a servicer default if such failure was caused by a force majeure or other similar occurrence,

(c)	any representation, warranty or statement of the servicer made in the Servicing Agreement, any other Basic Document to which the servicer is a party or by which it is bound or any certificate, report or other writing delivered pursuant to the Servicing Agreement that proves to be incorrect in any material respect when made, which failure materially and adversely affects the rights of any holder of the 20[●]-[●] SUBI certificate, the noteholders or the certificateholders, and continues unremedied for 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (1) such failure is capable of remedy within 90 days or less and (2) a majority of the outstanding securities, voting as a single class, consents to such longer cure period) after receipt by the servicer of written notice thereof from the titling trustee or the related holders evidencing at least a majority of the outstanding securities, voting as a single class, or such default becomes known to the servicer; provided, however, that a failure under this clause (c) that continues unremedied for a period of 150 days or less will not constitute a servicer default if such failure was caused by a force majeure or other similar occurrence, or

(d)	the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation in respect of the servicer (in each case, remains unstayed and effect for a period of 90 consecutive days).

Rights Upon Servicer Default

Upon the occurrence of any servicer default, the sole remedy available to issuing entity as the holder of the 20[●]-[●] SUBI certificate will be to direct the titling trustee to remove the servicer and appoint a successor servicer. However, if the commencement of a bankruptcy or similar case or proceeding were the only default, the servicer or its trustee-in-bankruptcy might have the power to prevent that removal. See “—  Removal or Replacement of the Servicer” below.

Removal or Replacement of the Servicer

Upon the occurrence of a servicer default, the titling trustee may, to the extent such servicer default relates (a) to all Titling Trust Assets, upon the direction of the holders of all SUBI certificates and the UTI certificate, excluding the UTI Beneficiary, terminate all of the rights and obligations of the servicer under the Servicing Agreement with respect to all Titling Trust Assets or (b) only to assets of a particular SUBI, upon the direction of the holder and pledgee of the 20[●]-[●] SUBI certificate, terminate all of the rights and obligations of the servicer under the Servicing Agreement with respect to such SUBI Assets. For purposes of the immediately preceding sentence, the holder and pledgee of the 20[●]-[●] SUBI certificate will be the indenture trustee acting at the direction of noteholders holding not less than 66 2/3% of the aggregate principal amount of the notes, voting together as a single class. After the lien of the Indenture has been released, the owner trustee, acting at the direction of the certificateholder, may remove the servicer upon a servicer default. In each case, the titling trustee will effect that termination by delivering notice thereof to the servicer, the administrative agent, the depositor, the UTI beneficiary, the certificateholders and, if applicable, any other holders of rated securities related to any Other SUBIs affected by that servicer default. The administrative agent will thereafter deliver a copy of such notice to each Rating Agency.

Upon the termination of the servicer as a result of a servicer default, the servicer, subject to that termination, will continue to perform its functions as servicer until the earlier of the date specified in the termination notice or, if no such date is specified therein, the date of the servicer’s receipt of such notice.

In the event of a termination of the servicer as a result of a servicer default with respect only to the assets of one SUBI, noteholders holding not less than 66 2/3% of the aggregate principal amount of the notes, voting together as a single class, so long as the notes are outstanding and thereafter the owner trustee of the issuing entity acting at the direction of the certificateholder — will appoint a successor servicer. The titling trustee will have the right to approve that successor servicer, and that approval may not be unreasonably withheld. If a successor servicer is not appointed by the effective date of the predecessor servicer’s resignation or termination, then the trust agent will act as successor servicer. If the trust agent is unwilling or legally unable to act as the servicer, then the titling trust will be required to appoint, or petition a court of competent jurisdiction to appoint, any established entity the regular business of which includes the servicing of motor vehicle leases or retail installment contracts as the successor servicer. All reasonable costs and expenses incurred in connection with transferring the servicing of the related leases and the leased vehicles to the successor services will be paid by the predecessor servicer (or, if the predecessor servicer is the Trust Agent, by NMAC).

Upon the appointment of a successor servicer, the successor servicer will assume all of the rights and obligations of the servicer under the Servicing Agreement; provided, however, that no successor servicer will have any responsibilities with respect to the purchase of additional leases or vehicles by the titling trust or with respect to making advances. Any compensation payable to a successor servicer may not be in excess of that permitted the predecessor servicer unless the holders of the UTI and the SUBIs, as the case may be, bear such excess costs exclusively. If a bankruptcy trustee or similar official has been appointed for the servicer, that trustee or official may have the power to prevent an indenture trustee, the trustee of the issuing entity, the noteholders or (if applicable) the related certificateholder from effecting that transfer of servicing. The predecessor servicer will have the right to be reimbursed for any outstanding advances made with respect to the SUBI Assets to the extent funds are available therefore in respect of the advances made.

Waiver of Past Defaults

With respect to any servicer default, the titling trustee, acting on the direction of, so long as the lien of the Indenture is in place, the indenture trustee, acting at the direction of the holders of notes evidencing 66 2/3% of the aggregate outstanding principal amount of the then outstanding notes and thereafter, the owner trustee, acting at the direction of the holders of 66 2/3% of the certificates, may waive any default of the servicer in the performance of its obligations under the Servicing Agreement and, upon any such waiver, such default will cease to exist and any servicer default arising therefrom will be deemed to have been remedied for all purposes under the related Servicing Agreement. No such waiver will extend to any subsequent or other default.

Termination

The Servicing Agreement will terminate upon the earlier to occur of (a) the dissolution of the titling trust or (b) with respect to the servicer, but not as to the applicable successor servicer, the resignation or removal of the servicer with respect to the 20[●]-[●] SUBI in accordance with the terms of the Servicing Agreement, which will effect a termination only with respect to the SUBI Assets and not with respect to any other Titling Trust Assets.

Amendment

The Servicing Agreement may be amended by the parties thereto without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of such noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the notes voting together as a single class or (B) such amendment will not materially and adversely affect such noteholders, and (ii) any amendment that materially and adversely affects the interests of the related certificateholder, the titling trustee, the Delaware trustee, the indenture trustee or the owner trustee will require the prior written consent of each person whose interests are adversely affected; provided, further, that an opinion of counsel is delivered to the titling trustee to the effect that after such amendment, for federal income tax purposes, the titling trust will not be treated as an association (or a publicly traded partnership) taxable as a corporation and the notes will properly be characterized as indebtedness that is secured by the assets of the issuing entity. An amendment will be deemed not to materially and adversely affect the noteholders if (i) the Rating Agency Condition is satisfied with respect to such amendment or (ii) the servicer delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders. The consent of the certificateholder, the Delaware trustee or the owner trustee will be deemed to have been given if the servicer does not receive a written objection from such person within ten (10) Business Days after a written request for such consent will have been given. The titling trustee and the indenture trustee may, but will not be obligated to, enter into any such amendment that affects the titling trustee’s or the indenture trustee’s own rights, duties, liabilities or immunities under the Servicing Agreement or otherwise.

Notwithstanding the foregoing, no amendment to the Servicing Agreement will (i) reduce the interest rate or aggregate outstanding principal amount of any note, or change the due date of any installment of principal of or interest on any note, or the Redemption Price, without the consent of the holder of such note, or (ii) reduce the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any matter without the consent of the holders of at least the majority of the aggregate outstanding principal amount of the outstanding notes which were required to consent to such matter before giving effect to such amendment.

Under the Servicing Agreement, neither the trustee of the UTI beneficiary, the titling trustee nor the indenture trustee, as applicable, will be under any obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the servicer will deliver to a responsible officer of the trustee of the UTI beneficiary, the titling trustee and the indenture trustee, as applicable, an officer’s certificate to that effect, and the trustee of the UTI beneficiary, the titling trust and the indenture trustee may conclusively rely upon the officer’s certificate from the servicer that a Rating Agency Condition has been satisfied with respect to such amendment.

DESCRIPTION OF THE TRUST ADMINISTRATION AGREEMENT

General

NMAC, in its capacity as administrative agent for the notes, will enter into an agreement (as amended and supplemented from time to time, a “Trust Administration Agreement”) with the issuing entity and the indenture trustee pursuant to which the administrative agent will agree, to the extent provided in that Trust Administration Agreement, to perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the Indenture, the Trust Agreement, and certain other Basic Documents. As compensation for the performance of the administrative agent’s obligations under the Trust Administration Agreement and as reimbursement for its expenses related thereto, the administrative agent will be entitled to a monthly payment of compensation in an amount that will be set forth in this prospectus, which fee will be paid by the servicer and not from the proceeds of the leases, leased vehicles or other Titling Trust Assets and which shall be solely an obligation of the servicer. The administrative agent will pay the fees and expenses of the Trustee of the issuing entity and each paying agent, if any, pursuant to the Trust Agreement and the Indenture. The Trust Administration Agreement will be governed by the laws of the State of New York.

Amendment

The Trust Administration Agreement may be amended with the written consent of the owner trustee but without the consent of the noteholders or the certificateholder, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Administration Agreement or of modifying in any manner the rights of the noteholders or the certificateholder; provided, that such amendment will not materially and adversely affect such noteholders. An amendment will be deemed not to materially and adversely affect such noteholders if (i) the administrative agent or the depositor delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders, or (ii) the Rating Agency Condition has been satisfied with respect to such amendment. The Trust Administration Agreement may also be amended with the written consent of the owner trustee and, (i) in the case of any amendment that does not materially and adversely affect the noteholders, the certificateholders holding at least a majority of the certificates, or (ii) the noteholders evidencing at least a majority of the aggregate outstanding principal amount of notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of Trust Administration Agreement or of modifying in any manner the rights of noteholders or certificateholder that are not covered by the immediately preceding sentence; provided, however, that no such amendment may (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the leases or distributions that are required to be made for the benefit of the noteholders or the certificateholder or (ii) reduce the percentage of the noteholders or certificateholders that are required to consent to any such amendment without the consent of the holders of all outstanding notes and certificates. Notwithstanding the foregoing, the administrative agent may not amend the Trust Administration Agreement without the permission of the depositor, which permission will not be unreasonably withheld.

ADDITIONAL LEGAL ASPECTS OF THE TITLING TRUST AND THE SUBI

The Titling Trust

The titling trust is a Delaware statutory trust and has made trust filings or obtained certificates of authority to transact business in states where, in the servicer’s judgment, such action may be required. Because the titling trust has been registered as a statutory trust for Delaware and other state law purposes, in similar form as a corporation, it may be eligible to be a debtor in its own right under the United States Bankruptcy Code. See “Risk Factors — A depositor, sponsor or UTI beneficiary bankruptcy could delay or limit payments to you” in this prospectus. As such, the titling trust may be subject to insolvency laws under the United States Bankruptcy Code or similar state laws (“insolvency laws”), and claims against the Titling Trust Assets could have priority over the beneficial interest in those assets represented by the 20[●]-[●] SUBI. In addition, claims of a third party against the Titling Trust Assets, including the assets of the 20[●]-[●] SUBI, to the extent such claims are not covered by insurance, would take priority over the holders of beneficial interests in the Titling Trust, such as the indenture trustee, as more fully described under “The Sponsor — Contingent and Excess Liability Insurance” in this prospectus.

Structural Considerations

Unlike many structured financings in which the holders of the notes have a direct ownership interest or a perfected security interest in the underlying assets being securitized, the issuing entity will not directly own the SUBI Assets. Instead, the titling trust will own the Titling Trust Assets, including all SUBI Assets, and the titling trustee will take actions with respect thereto in the name of the titling trust on behalf of and as directed by the beneficiaries of the titling trust (i.e., the holders of the UTI certificate and the 20[●]-[●] SUBI certificate). The primary asset of the issuing entity will be the 20[●]-[●] SUBI certificate evidencing a 100% beneficial interest in the SUBI Assets, and the indenture trustee will take action with respect thereto in the name of the issuing entity and on behalf of the noteholders and the depositor. Beneficial interests in the leases and leased vehicles represented by 20[●]-[●] SUBI certificate, rather than direct legal ownership, are transferred under this structure in order to avoid the administrative difficulty and expense of retitling the leased vehicles in the name of the transferee. The servicer and/or the titling trustee will segregate the SUBI Assets from the other Titling Trust Assets on the books and records each maintains for these assets. Neither the servicer nor any holders of other beneficial interests in the titling trust will have rights in such SUBI Assets, and payments made on any Titling Trust Assets other than those SUBI Assets generally will not be available to make payments on the notes or to cover expenses of the titling trust allocable to the SUBI Assets.

Allocation of Titling Trust Liabilities

The Titling Trust Assets do and may in the future comprise several portfolios of assets of one or more SUBIs, together with the UTI Assets. The UTI Beneficiary may in the future create and sell or pledge Other SUBIs in connection with other financings. The Titling Trust Agreement will permit the Titling Trust, in the course of its activities, to incur certain liabilities relating to its assets other than the assets of a SUBI, or relating to the assets of that SUBI generally. Pursuant to the Titling Trust Agreement, as among the beneficiaries of the Titling Trust, a titling trust liability relating to a particular portfolio of Titling Trust Assets will be allocated to and charged against the portfolio of Titling Trust Assets to which it belongs. Titling trust liabilities incurred with respect to the Titling Trust Assets generally will be borne pro rata among all portfolios of Titling Trust Assets. The titling trustee and the beneficiaries of the Titling Trust, including the issuing entity, will be bound by that allocation. In particular, the Titling Trust Agreement will require the holders from time to time of the UTI certificate and any Other SUBI certificates to waive any claim they might otherwise have with respect to any unrelated SUBI Assets and to fully subordinate any claims to those SUBI Assets in the event that such waiver is not given effect. Similarly, the holder of the 20[●]-[●] SUBI certificate, or beneficial interests therein, will be deemed to have waived any claim they might otherwise have with respect to the UTI Assets or any Other SUBI Assets. See “Description of the SUBI Trust Agreement — The SUBI, Other SUBIs and the UTI” in this prospectus.

The issuing entity and the indenture trustee will not have a direct ownership interest in the SUBI Assets or a perfected security interest in those SUBI Assets. As a result, claims of third-party creditors of the titling trust will generally take priority over the interests of the trustees in such SUBI Assets. Potentially material examples of such claims could include:

(1)	tax liens arising against the depositor, NMAC, the Titling Trust, the UTI Beneficiary or the issuing entity;

(2)	liens arising under various federal and state criminal statutes;

(3)	certain liens in favor of the Pension Benefit Guaranty Corporation; and

(4)	judgment liens arising from successful claims against the titling trust arising from the operation of the leased vehicles constituting Titling Trust Assets.

See “Risk Factors — Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes,” “— A depositor, sponsor or UTI beneficiary bankruptcy could delay or limit payments to you,” “— If ERISA liens are placed on the titling trust assets, you could suffer a loss” and “Additional Legal Aspects of the Leases and the Leased Vehicles — Consumer Protection Law” in this prospectus for a further discussion of these risks.

The assets of the titling trust are located in several states, the tax laws of which vary. If any state or locality imposes a tax on the titling trust at the entity level, the UTI Beneficiary has agreed to indemnify the titling trustee for the full amount of such taxes (other than taxes based on income). Should the UTI Beneficiary fail to fulfill its indemnification obligations, amounts otherwise distributable to it as holder of the UTI certificate will be applied to satisfy such obligations. However, it is possible that noteholders could incur a loss on their investment if the UTI Beneficiary did not have sufficient assets available, including distributions in respect of the UTI, to satisfy such state or local tax liabilities.

The Titling Trust Agreement provides for the UTI Beneficiary to be liable as if the titling trust were a partnership and the UTI Beneficiary were the general partner of the partnership to the extent necessary after giving effect to the payment of liabilities allocated severally to the holders of one or more SUBI certificates. However, it is possible that the noteholders could incur a loss on their investment to the extent any such claim were allocable to the issuing entity as the holder of the 20[●]-[●] SUBI certificate, either because a lien arose in connection with the assets of the related SUBI or if the UTI Beneficiary did not have sufficient assets available, including distributions in respect of the UTI, to satisfy such claimant or creditor in full.

The SUBI

The 20[●]-[●] SUBI will be issued pursuant to the SUBI Trust Agreement and will constitute a beneficial interest in the related SUBI Assets. The 20[●]-[●] SUBI will not constitute a direct legal interest in the SUBI Assets, nor will it constitute an interest in any Titling Trust Assets other than such SUBI Assets. Under the allocation of titling trust liabilities described under “Additional Legal Aspects of the Titling Trust and the SUBI — Allocation of Titling Trust Liabilities” in this prospectus, payments made on or in respect of such other Titling Trust Assets will not be available to make payments on the notes or to cover expenses of the titling trust allocable to the related SUBI Assets. The issuing entity, as holder of the 20[●]-[●] SUBI certificate, will bear any liability to third parties arising from a lease or the related leased vehicle allocated to the 20[●]-[●] SUBI. If any such liability arises from a lease or leased vehicle that is an asset of an Other SUBI or the UTI, the Titling Trust Assets (including the SUBI Assets) will not be subject to this liability unless the assets of the Other SUBIs or the UTI are insufficient to pay the liability. In such event, because there will be no other assets from which to satisfy this liability, to the extent that it is owed to entities other than the titling trustee and the beneficiaries of the Titling Trust, the other Titling Trust Assets, including the assets of the 20[●]-[●] SUBI, may be available to satisfy such liabilities. Under these circumstances, investors in the notes could incur a loss on their investment.

Similarly, to the extent that a third-party claim that otherwise would be allocable to an Other SUBI or UTI is satisfied out of the assets of the 20[●]-[●] SUBI rather than the Other SUBI Assets or UTI Assets, and the claim exceeds the value of the Other SUBI Assets and the UTI Assets, the titling trustee will be unable to reallocate the remaining Titling Trust Assets so that each portfolio of SUBI and UTI Assets will bear the expense of the claim as nearly as possible if the claim has been properly allocated. In such circumstances, investors in the notes could incur a loss on their investment.

The Titling Trust Agreement provides that, to the extent that such a third-party claim is satisfied out of assets of the 20[●]-[●] SUBI rather than Other SUBI Assets or UTI Assets to which the related leases or leased vehicles are allocated, as the case may be, the titling trustee will reallocate the remaining Titling Trust Assets (i.e., the Other SUBI Assets and the UTI Assets) so that each portfolio will bear the expense of the claim as nearly as possible as if the claim had been allocated as provided in the Titling Trust Agreement as set forth under “Description of the SUBI Trust Agreement — The SUBI, the Other SUBIs and the UTI” in this prospectus.

The UTI Beneficiary has pledged the UTI Assets as security in connection with the financing of the acquisition of the UTI Assets and may create and sell or pledge Other SUBIs in connection with other financings. Each holder or pledgee of the UTI or any Other SUBI will be required to expressly disclaim any interest in the assets already allocated to an existing SUBI, and to fully subordinate any claims to the related SUBI Assets in the event that this disclaimer is not given effect.

The issuing entity will own the 20[●]-[●] SUBI certificate and, through such ownership, will have an indirect beneficial ownership interest in the leases and the related leased vehicles. However, if a court of competent jurisdiction were to recharacterize the sale to the issuing entity of the 20[●]-[●] SUBI certificate as a financing, the issuing entity (or, during the term of the Indenture, the indenture trustee) could instead be deemed to have a perfected security interest in the 20[●]-[●] SUBI certificate, but in no event would the issuing entity or the indenture trustee be deemed to have a perfected security interest in the leased vehicles allocated to that SUBI. See “Risk Factors — A depositor, sponsor or UTI beneficiary bankruptcy could delay or limit payments to you” in this prospectus.

Insolvency Related Matters

As described under “Description of the SUBI Trust Agreement — The SUBI, Other SUBIs and the UTI” and “The SUBI” in this prospectus, each holder or pledgee of the UTI certificate and any Other SUBI certificate will be required to expressly disclaim any interest in the SUBI Assets and to fully subordinate any claims to such SUBI Assets in the event that disclaimer is not given effect. Although no assurances can be given, the depositor believes that in the event of a bankruptcy of NMAC or the UTI Beneficiary, the SUBI Assets would not be treated as part of NMAC’s or the UTI Beneficiary’s bankruptcy estate and that, even if they were so treated, the subordination by holders and pledgees of the UTI, the UTI certificate, Other SUBIs and Other SUBI certificates should be enforceable. In addition, steps have been taken to structure the transactions contemplated hereby that are intended to make it unlikely that the voluntary or involuntary application for relief by NMAC or the UTI Beneficiary under any insolvency laws will result in consolidation of the assets and liabilities of the Titling Trust, the depositor or the issuing entity with those of NMAC or the UTI Beneficiary. With respect to the Titling Trust, these steps include its creation as a separate, special purpose Delaware statutory trust of which the UTI Beneficiary is the sole beneficiary, pursuant to a trust agreement containing certain limitations (including restrictions on the nature of its business and on its ability to commence a voluntary case or proceeding under any insolvency law). With respect to the depositor, these steps include its creation as a separate, special purpose limited liability company of which NMAC is the sole equity member, pursuant to a limited liability agreement containing certain limitations, including the requirement that the depositor must have at all times at least two independent directors, and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of the member and all directors, including each independent director.

However, delays in payments on the notes and possible reductions in the amount of such payments could occur if:

•	a court were to conclude that the assets and liabilities of the Titling Trust, the depositor or the issuing entity should be consolidated with those of NMAC or the UTI Beneficiary in the event of the application of applicable insolvency laws to NMAC or the UTI Beneficiary,

•	a filing were to be made under any insolvency law by or against the Titling Trust, the depositor or the issuing entity, or

•	any person were to litigate any of the foregoing issues.

If a court were to conclude that the transfer of the 20[●]-[●] SUBI certificate from the UTI Beneficiary to the depositor, or the transfer of that 20[●]-[●] SUBI certificate from the depositor to the issuing entity, was not a true sale, or that the depositor and the issuing entity should be treated as the same entity as NMAC or the UTI Beneficiary for bankruptcy purposes, any of the following could delay or prevent payments on the notes:

•	the automatic stay, which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the United States Bankruptcy Code that permit substitution of collateral in certain circumstances,

•	certain tax or government liens on NMAC’s or the UTI Beneficiary’s property (that arose prior to the transfer of a lease to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes or

•	the issuing entity not having a perfected security interest in the leased vehicles or any cash collections held by NMAC at the time that NMAC becomes the subject of a bankruptcy proceeding.

In an insolvency proceeding of NMAC, (1) Repurchase Payments made by NMAC, as servicer, in respect of certain leases, (2) payments made by NMAC on certain insurance policies required to be obtained and maintained by lessees pursuant to the leases, (3) unreimbursed advances made by NMAC, as servicer, pursuant to the Servicing Agreement, and (4) payments made by NMAC to the depositor may be recoverable by NMAC as debtor-in-possession or by a creditor or a trustee in bankruptcy of NMAC as a preferential transfer from NMAC if those payments were made within ninety days prior to the filing of a bankruptcy case in respect of NMAC or one year with respect to transfers to affiliates. In addition, the insolvency of NMAC could result in the replacement of NMAC as servicer, which could in turn result in a temporary interruption of payments on the notes. See “Risk Factors — A depositor, sponsor or UTI beneficiary bankruptcy could delay or limit payments to you” and “— Adverse events with respect to NMAC, its affiliates or third party servicers to whom NMAC outsources its activities may affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

On the closing date, special insolvency counsel to the depositor will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and statutes applicable to federal bankruptcy cases, if NMAC or the UTI Beneficiary were to become a debtor in a case under the Bankruptcy Code, if properly litigated, a bankruptcy court properly applying current law after analyzing the facts would not disregard the corporation form of NMAC or the trust form of the UTI Beneficiary or the separateness of NMAC or the UTI Beneficiary, from the titling trust or the issuing entity so as to substantively consolidate the assets and liabilities of the depositor, the Titling Trust, or the issuing entity with the assets and liabilities of NMAC or the UTI Beneficiary. Among other things, such opinion will assume that each of the titling trust (or the titling trustee when acting on its behalf), the UTI Beneficiary and the depositor will follow certain procedures in the conduct of its affairs, including maintaining separate records and books of account from those of NMAC or the UTI Beneficiary, not commingling its respective assets with those of NMAC or the UTI Beneficiary, doing business in a separate office from NMAC or the UTI Beneficiary and not holding itself out as having agreed to pay, or being liable for, the debts of NMAC or the UTI Beneficiary. In addition, such opinion will assume that except as expressly provided by the Titling Trust Agreement and the Servicing Agreement (each of which contains terms and conditions consistent with those that would be arrived at on an arm’s length basis between unaffiliated entities in the belief of the parties thereto), NMAC and the UTI Beneficiary generally will not guarantee the obligations of the Titling Trust, the depositor or the issuing entity to third parties, and will not conduct the day-to-day business or activities of any thereof, other than in NMAC’s capacity as servicer acting under and in accordance with the Servicing Agreement or in NMAC’s capacity as administrative agent under the Trust Administration Agreement. Each of NMAC, the Titling Trust, the UTI Beneficiary and the depositor intends to follow and has represented that it will follow these and other procedures related to maintaining the separate identities and legal existences of each of NMAC, the Titling Trust, the UTI Beneficiary and the depositor. Such a legal opinion, however, will not be binding on any court.

If a case or proceeding under any insolvency law were to be commenced by or against NMAC or the UTI Beneficiary, and a court were to order the substantive consolidation of the assets and liabilities of any of such entities with those of the Titling Trust, the depositor or the issuing entity or if an attempt were made to litigate any of the foregoing issues, delays in distributions on the 20[●]-[●] SUBI certificate (and possible reductions in the amount of such distributions) to the issuing entity, and therefore to the noteholders and the certificateholder, could occur. In addition, the SUBI Trust Agreement provides that following the occurrence of an Event of Default resulting in acceleration of the notes, the 20[●]-[●] SUBI may be terminated by the titling trustee. In each case, the titling trustee will be required to distribute the SUBI Assets to the holder of the 20[●]-[●] SUBI certificate. Because the issuing entity has pledged its rights in and to the 20[●]-[●] SUBI certificate to the indenture trustee, such distribution would be made to the indenture trustee, who would be responsible for retitling the leased vehicles. The cost of such retitling would reduce amounts payable from the SUBI Assets that are available for payments of interest on and principal of the notes and the certificates, and in such event, investors in the notes could suffer a loss on their investment.

The UTI Beneficiary will treat its conveyance of the 20[●]-[●] SUBI certificate to the depositor as an absolute sale, transfer and assignment of all of its interest therein for all purposes. However, if a case or proceeding under any insolvency law were commenced by or against the UTI Beneficiary, and the UTI Beneficiary as debtor-in-possession or a creditor, receiver or bankruptcy trustee of the UTI Beneficiary were to take the position that the sale, transfer and assignment of the 20[●]-[●] SUBI certificate by the UTI Beneficiary to the depositor should instead be treated as a pledge of that 20[●]-[●] SUBI certificate to secure a borrowing by the UTI Beneficiary, delays in payments of proceeds of that 20[●]-[●] SUBI certificate to the issuing entity, and therefore to the noteholders, could occur or (should the court rule in favor of such position) reductions in the amount of such payments could result. On the closing date, special insolvency counsel to the depositor will deliver an opinion to the effect that, subject to certain facts, assumptions and qualifications specified therein, if the UTI Beneficiary were to become a debtor in a case under the Bankruptcy Code subsequent to the sale, transfer and assignment of the 20[●]-[●] SUBI certificate to the depositor, the sale, transfer and assignment of that 20[●]-[●] SUBI certificate from the UTI Beneficiary to the depositor would be characterized as a true sale, transfer and assignment, and that 20[●]-[●] SUBI certificate and the proceeds thereof would not be property of the UTI Beneficiary’s bankruptcy estate. As indicated above, however, such a legal opinion is not binding on any court.

As a precautionary measure, the depositor will take the actions requisite to obtaining a security interest in the 20[●]-[●] SUBI certificate as against the UTI Beneficiary, which the depositor will assign to the issuing entity and the issuing entity will assign to the indenture trustee. The indenture trustee will perfect its security interest in that 20[●]-[●] SUBI certificate under the UCC by possession and/or by filing. Accordingly, if the conveyance of that 20[●]-[●] SUBI certificate by the UTI Beneficiary to the depositor were not respected as an absolute sale, transfer and assignment, the depositor (and ultimately the issuing entity and the indenture trustee as successors in interest) should be treated as a secured creditor of the UTI Beneficiary, although a case or proceeding under any insolvency law with respect to the UTI Beneficiary could result in delays or reductions in distributions on that 20[●]-[●] SUBI certificate as indicated above, notwithstanding such perfected security interest.

If the servicer were to become subject to a case under the Bankruptcy Code, certain payments made within one year of the commencement of such case (including Advances and Repurchase Payments) may be recoverable by the servicer as debtor-in-possession or by a creditor or a trustee-in-bankruptcy as a preferential transfer from the servicer. See “Risk Factors — A depositor, sponsor or UTI beneficiary bankruptcy could delay or limit payments to you” in this prospectus.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (“FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority (“OLA”) as described in more detail below. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through further FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including NMAC, the UTI Beneficiary, the depositor, or the issuing entity, or its creditors.

Potential Applicability to NMAC, the UTI Beneficiary, the Depositor and Issuing Entities. There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the United States Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The UTI Beneficiary, the issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of NMAC. For the UTI Beneficiary, the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of NMAC (1) the FDIC would have to be appointed as receiver for NMAC under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the UTI Beneficiary, the issuing entity or the depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of NMAC.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of NMAC would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to NMAC, the UTI Beneficiary, the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of NMAC or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which NMAC or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of NMAC’s affairs. In January 2011, the then acting General Counsel of the FDIC (the “FDIC Counsel”) issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor, or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include NMAC or its subsidiaries (including the UTI Beneficiary, the depositor, or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. The advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, it remains in effect as of the date of this prospectus. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving NMAC or its subsidiaries (including the UTI Beneficiary, the depositor or the issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Among the contracts that might be repudiated by the FDIC in an OLA governed proceeding are the SUBI Certificate Transfer Agreement, Trust SUBI Certificate Transfer Agreement, the Servicing Agreement and the Administration Agreement. Under OLA, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect NMAC’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of NMAC or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the requirement to ask a court for relief from the “automatic stay” in bankruptcy.

We will structure the transfers of the 20[●]-[●] SUBI certificate from the UTI Beneficiary to the depositor, or the transfer of that 20[●]-[●] SUBI certificate from the depositor to the issuing entity contemplated hereby with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the FDIC Counsel’s advisory opinion rendered in January 2011 and other applicable law, NMAC believes that the FDIC would not be able to recover the SUBI Assets using its repudiation power because they would not be treated as part of NMAC’s or the UTI Beneficiary’s estate for bankruptcy purposes. However, if those transfers were not respected as legal true sales, then the transfers of the 20[●]-[●] SUBI certificate would be treated as secured loans. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying damages to the lenders. If the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the SUBI Certificate Transfer Agreement or the Trust SUBI Certificate Transfer Agreement are respected as legal true sales, as receiver for NMAC or a covered subsidiary the FDIC could:

•	require the issuing entity, as assignee under the Trust SUBI Certificate Transfer Agreement, to go through an administrative claims procedure to establish its rights to payments collected on the SUBI Assets;

•	if the issuing entity were a covered subsidiary, require the indenture trustee or the holders of the notes to go through an administrative claims procedure to establish its rights to payments on the notes;

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against NMAC or a covered subsidiary (including the UTI Beneficiary, the depositor or the issuing entity);

•	repudiate NMAC’s ongoing servicing obligations under the Servicing Agreement, such as its duty to collect and remit payments or otherwise service the leases and leased vehicles; or

•	prior to any such repudiation of a servicing agreement, prevent any of the indenture trustee or the holders of the notes from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which NMAC or a covered subsidiary (including the UTI Beneficiary, the depositor or the issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of NMAC or any covered subsidiary or affect any contractual rights of NMAC or a covered subsidiary (including the UTI Beneficiary, the depositor or the issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.

If the issuing entity were itself to become subject to OLA as a covered subsidiary, the FDIC may repudiate the debt of such issuing entity. In such an event, the noteholders would have a secured claim in the receivership of the issuing entity or “actual direct compensatory damages” as described above but delays in payments on the notes would occur and possible reductions in the amount of those payments could occur.

If the FDIC, as receiver for NMAC, the UTI Beneficiary, the depositor or the issuing entity, were to take any of the actions described above, payments or distributions of principal and interest on the securities issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the United States Bankruptcy Code. If NMAC or its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers by NMAC perfected for purposes of state law and the United States Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the FDIC Counsel issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the United States Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the FDIC Counsel’s interpretation. This final rule was effective August 15, 2011. Based on the FDIC Counsel’s interpretation of the preference provisions of OLA and the final rule, the transfer by NMAC would not be avoidable by the FDIC as a preference under OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

ADDITIONAL LEGAL ASPECTS OF THE LEASES AND THE LEASED VEHICLES

Vicarious Tort Liability

Although the titling trust will own the leased vehicles allocated to the 20[●]-[●] SUBI and the issuing entity will have a beneficial interest in the leased vehicles (as evidenced by the 20[●]-[●] SUBI certificate), the related lessees and their respective invitees will operate the leased vehicles. State laws differ as to whether anyone suffering injury to person or property involving a leased vehicle may bring an action against the owner of the vehicle merely by virtue of that ownership. To the extent that applicable state law permits such an action and is not preempted by the Transportation Act (as discussed below), the titling trust and the titling trust assets may be subject to liability to that injured party. However, the laws of many states either (i) do not permit these types of suits, or (ii) provide that the lessor’s liability is capped at the amount of any liability insurance that the lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several).

For example, under the California Vehicle Code, the owner of a motor vehicle subject to a lease is responsible for injuries to persons or property resulting from the negligent or wrongful operation of the leased vehicle by any person using the vehicle with the owner’s permission. However, the owner’s liability for personal injuries is limited to $15,000 per person and $30,000 in total per accident, and the owner’s liability for property damage is limited to $5,000 per accident. In addition, recourse for any judgment arising out of the operation of the leased vehicle must first be had against the operator’s property if the operator is within the jurisdiction of the court.

In contrast to California and many other states, in New York, where a large number of leases were originated, the holder of title of a motor vehicle, including the titling trust as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the lessee for the negligent use or operation of that motor vehicle. It is not clear whether there is a limit on an owner’s liability. In the context of the denial of a motion brought by a defendant to dismiss a claim based on the negligent use or operation of a motor vehicle, the Court of Appeals of New York ruled in 1998 that a finance company acting as an agent for an titling trust may be considered an “owner” of a motor vehicle and thus subject to joint and several liability with the lessee for the negligent use or operation of the leased motor vehicle for the duration of a lease. As a result of the ruling in New York, losses could arise if lawsuits are brought against either the titling trust or NMAC, as agent of the titling trust, in connection with the negligent use or operation of any leased vehicles owned by the titling trust, including the leased vehicles allocated to the 20[●]-[●] SUBI. This case was decided prior to the enactment of the Transportation Act.

The Transportation Act enacted by the U.S. Congress and signed into law on August 10, 2005 provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act was intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and to reduce the likelihood of vicarious liability being imposed on a titling trust. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that these laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a 2006 case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of cases that are pending in other jurisdictions and their impact are uncertain at this time.

The servicer maintains liability insurance on behalf of the titling trust, and NMAC is a named insured under the titling trust’s applicable insurance policies. However, in the event that all applicable insurance coverage were to be exhausted (including the coverage provided by the contingent and excess liability insurance policies) and damages in respect of vicarious liability were to be assessed against the titling trust, claims could be imposed against the titling trust assets, including any leased vehicles allocated to a SUBI, and in certain circumstances, with respect to a leased vehicle that is an Other SUBI Asset or a UTI Asset. If any of these claims were imposed against the titling trust assets, investors in the notes could incur a loss on their investment.

Security Interests

Various liens such as those discussed under “Additional Legal Aspects of the Titling Trust and the SUBI — Allocation of Titling Trust Liabilities” in this prospectus could be imposed upon all or part of the SUBI Assets (including the related leased vehicles) that, by operation of law, would take priority over the indenture trustee’s interest therein. For a discussion of the risks associated with third-party liens on leases and leased vehicles, see “Risk Factors — Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes” in this prospectus. Additionally, any perfected security interest of the indenture trustee in all or part of the property of the issuing entity could also be subordinate to claims of any trustee in bankruptcy or debtor-in-possession in the event of a bankruptcy of the depositor prior to any perfection of the transfer of the assets transferred by the depositor to the issuing entity, pursuant to the Trust SUBI Certificate Transfer Agreement. See “Risk Factors — A depositor, sponsor or UTI beneficiary bankruptcy could delay or limit payments to you” in this prospectus.

Repossession of Leased Vehicles

If a lessee defaults on its lease, the servicer will have all the remedies of a lessor under the UCC, except where specifically limited by other state laws. These remedies include the right to perform self-help repossession unless it would constitute a breach of the peace or unless otherwise prohibited by state law. Self-help repossession is the method used by NMAC in most cases and usually is accomplished by using an independent contractor to take possession of the leased vehicle. In cases where the lessee objects or raises a defense to repossession, or if otherwise required by state law, NMAC may have to obtain a court order before repossessing the vehicle.

If a lessee is in default on its lease, some states require that the lessor notify the lessee of the default and give the lessee a time period to cure the default prior to repossession. In NMAC’s experience, this right to cure is exercised by only a limited number of lessees.

Upon repossession of a vehicle, the UCC and other state laws require the lessor to provide the lessee with reasonable notice of the date, time, and place of any public sale and/or the date after which any private sale of the leased vehicle may be held. The lessee has the right to cure the default under the lease prior to sale by paying the lessor the past due amounts owed under the lease plus reasonable expenses for repossessing, holding, and preparing the vehicle for disposition and arranging for the sale, including attorney’s fees when allowed by law.

Deficiency Judgments

The servicer will generally apply the proceeds of sale of a leased vehicle first to the expenses of resale and repossession and then to the satisfaction of the amounts due under the related Lease. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale of a leased vehicle do not cover the full amounts due under the related Lease, a deficiency judgment can be sought in those states that do not directly prohibit or limit such judgments. However, in some states, a lessee may be allowed an offsetting recovery for any amount not recovered at resale because the terms of the resale were not commercially reasonable. In any event, a deficiency judgment would be a personal judgment against the lessee for the shortfall, and a defaulting lessee would in many cases be expected to have little capital or sources of income available following repossession. Therefore, in such cases, it may not be useful or cost effective to seek a deficiency judgment. Even if a deficiency judgment is obtained, it may be settled at a significant discount or it may prove impossible to collect all or any portion of such judgment.

Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a lessee from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protection provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found that repossession and resale by a lessor do not involve sufficient state action to afford constitutional protection to consumers.

Consumer Protection Law

Numerous federal and state consumer protection laws impose requirements upon lessors and servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, enforced by the Consumer Financial Protection Bureau, for example, require that a number of disclosures be made at the time a vehicle is leased, including:

(1)	the amount and type of all payments due at the time of origination of the lease,

(2)	a description of the lessee’s liability at the end of the Lease Term,

(3)	the amount of any periodic payments and manner of their calculation,

(4)	the circumstances under which the lessee may terminate the lease prior to the end of the Lease Term,

(5)	the capitalized cost of the vehicle, and

(6)	a warning regarding possible charges for early termination.

All states, except for the State of Louisiana, have adopted Article 2A of the UCC which provides protection to lessees through specified implied warranties and the right to cancel a lease relating to defective goods. Additionally, certain states such as California have enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased. The various federal and state consumer protection laws would apply to the titling trust as owner or lessor of the leases and may also apply to the issuing entity as holder of the 20[●]-[●] SUBI certificate. The failure to comply with these consumer protection laws may give rise to liabilities on the part of the servicer, the titling trust and the titling trustee, including liabilities for statutory damages and attorneys’ fees. In addition, claims by the servicer, the titling trust and the titling trustee may be subject to set-off as a result of any noncompliance.

Many states have adopted laws (each, a “Lemon Law”) providing redress to consumers who purchase or lease a vehicle that remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. Should any leased vehicle become subject to a Lemon Law, a lessee could compel the titling trust to terminate the related lease and refund all or a portion of payments that previously have been paid with respect to that Lease. Although the titling trust may be able to assert a claim against the manufacturer of any such defective leased vehicle, there can be no assurance any such claim would be successful. To the extent a lessee is able to compel the titling trust to terminate the related Lease, the lease will be deemed to be a Liquidated Lease and amounts received thereafter on or in respect of such lease will constitute Liquidation Proceeds. As described under “The Leases — General” in this prospectus, NMAC will represent and warrant to the Trustees as of the cutoff date that the related leases and leased vehicles comply with all applicable laws, including Lemon Laws, in all material respects. Nevertheless, there can be no assurance that one or more leased vehicles will not become subject to return (and the related lease terminated) in the future under a Lemon Law.

The federal Servicemembers Civil Relief Act and similar laws of many states may provide relief to members armed services, including members of the Army, Navy, Air Force, Marines, National Guard, Reservists, Coast Guard and officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public

Health Service assigned to duty with the military, on active duty, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including nonpayment. Furthermore, under the Servicemembers Civil Relief Act, a lessee may terminate a lease of a vehicle at any time after commencement of active duty if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days; or (ii) the lessee, while in the military, executes a lease of a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or for deployment for active duty for a period of not less than 180 days. No early termination charge may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, current military operations of the United States, including military operations overseas have increased the number of persons in reserve status who have been called or will be called to active duty. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a defaulted vehicle during the lessee’s period of active duty status. Thus, if a lease goes into default, there may be delays and losses occasioned by the inability to exercise the rights of the titling trust with respect to the lease and the related leased vehicle in a timely fashion. If a lessee’s obligations to make payments is adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes and the certificates.

The servicer will make representations and warranties in the Servicing Agreement that, as to each lease and the related leased vehicle as of the relevant vehicle representation date, the servicer has satisfied, or has directed the related dealer to satisfy, the provisions of Servicing Agreement with respect to such lease and the application for the related certificate of title. If any such representation and warranty proves to be incorrect with respect to any Lease, has certain material adverse effects and is not timely cured, the servicer will be required under the Servicing Agreement to deposit an amount equal to the Repurchase Payment in respect of the lease and the related leased vehicle into the applicable SUBI Collection Account unless the breach is cured in all material respects. See “The Leases — Characteristics of the Leases — Representations, Warranties and Covenants” in this prospectus for further information regarding the foregoing representations and warranties and the servicer’s obligations with respect thereto.

Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau (“CFPB”) is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile retail and lease financing. NMAC is subject to the CFPB’s enforcement authority. The CFPB has begun conducting fair lending examinations of automobile lenders, including NMAC, and certain of their policies and practices regarding dealer compensation, the sale of extended warranties, credit insurance and other add-on products. No assurance can be given that the CFPB will not conduct similar examinations with respect to automobile leasing practices or what the results and impact of any such examinations will be.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. The CFPB recently issued a final rule defining which non-depository institutions would be considered larger participants of a market for automobile financing (which, under the rule, includes certain automobile leases). The final rule for the automobile financing market became effective on August 31, 2015. Under the definitions included in the final rule, NMAC is considered a larger participant, and therefore is subject to the supervisory and examination authority of the CFPB. Expanded CFPB jurisdiction over NMAC’s business will likely increase its compliance costs and regulatory risks.

Other Limitations

In addition to laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including applicable insolvency laws, may interfere with or affect the ability of the servicer to enforce the rights of the titling trust under the leases. For example, if a lessee commences bankruptcy proceedings, the receipt of that lessee’s payments due under the related lease is likely to be delayed. In addition, a lessee who commences bankruptcy proceedings might be able to assign the lease to another party even though that lease prohibits assignment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This information is directed to prospective purchasers who purchase notes at their issue price in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, tax counsel to the issuing entity, subject to the qualifications set forth in this section. There are no cases or IRS rulings on similar transactions involving both debt and equity interests issued by the issuing entity with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders. Prospective investors should consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties, or any other U.S. federal income tax laws, including U.S. federal estate and gift tax laws. The following discussion also does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	investors in pass-through entities.

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a U.S. person under Section 7701(a)(30) of the Internal Revenue Code. The term “Non-U.S. Holder” means a beneficial owner of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. For the purposes of this discussion, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.”

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard.

On the closing date, Mayer Brown LLP, tax counsel to the issuing entity, is of the opinion that for federal income tax purposes, the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as debt and the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation. Holders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although tax counsel to the issuing entity will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The Holders will be deemed to agree, by their purchase of the notes, to treat the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) as debt for U.S. federal income tax purposes. The discussion below assumes this characterization of the notes is correct.

Tax Treatment of Issuing Entity

At closing the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the issuing entity. If the issuing entity is treated as a partnership for U.S. federal income tax purposes, new audit rules, currently scheduled to become effective for tax years beginning in 2018, would generally apply to the issuing entity. Under the new rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of the new rules.

Tax Consequences to U.S. Holders of the Notes

Stated Interest and OID: It is anticipated that no class of notes offered hereunder will be issued with more than a de minimis amount (i.e., 1/4% of the principal amount of a class of notes multiplied by its weighted average life to maturity) of original issue discount (“OID”). If a class of notes offered hereunder is in fact issued at a greater than de minimis discount or is treated as having been issued with OID under the Treasury regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of a class of notes offered hereunder (generally equal to its principal amount as of the date of original issuance plus all interest other than “qualified stated interest payments” payable prior to or at maturity) over its original issue price (in this case, the initial offering price at which a substantial amount of the class of notes are sold to the public) will constitute OID. A U.S. Holder must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Internal Revenue Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering), and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the Holders regarding OID, if any, will be based on the assumption that the motor vehicle loans will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the motor vehicle loans. See “Maturity and Prepayment Considerations” and “Weighted Average Life of the notes” in this prospectus. Accordingly, Holders are advised to consult their own tax advisors regarding the impact of any prepayments of the motor vehicle loans (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

Short Term Debt. A U.S. Holder of a note, which has a fixed maturity date not more than one year from the issue date, will generally not be required to include OID income on the note as it accrues. However, the foregoing rule may not apply if such owner holds the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon or if the holder is:

1.	an accrual method taxpayer;

2.	a bank;

3.	a broker or dealer that holds the note as inventory;

4.	a regulated investment company or common trust fund; or

5.	the beneficial owner of certain pass-through entities specified in the Internal Revenue Code.

A U.S. Holder of a note who is not required to include OID income on the note as it accrues will instead include the OID accrued on the note in gross income as principal is paid thereon, at maturity and upon a sale or exchange of the note. Such holder would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of any interest income and OID accrued on such note. However, the holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the owner in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a note on a straight-line basis, unless the owner irrevocably elects, under Treasury Regulations, to apply a constant interest method, using the holder’s yield to maturity and daily compounding.

Market Discount. The notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Internal Revenue Code. In general, these rules provide that if the U.S. Holder purchases a note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a de minimis amount specified in the Internal Revenue Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) such gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the note multiplied by a fraction, the numerator of which is the number of days the U.S. Holder held such note and the denominator of which is the number of days from the date the U.S. Holder acquired such note until its maturity date. The U.S. Holder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Internal Revenue Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A U.S. Holder may elect to include market discount in gross income as it accrues and, if such U.S. Holder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a U.S. Holder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” equal to the amount of such excess. Such U.S. Holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the note. Such U.S. Holder’s tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election shall apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a U.S. Holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Acquisition Premium. A U.S. Holder that purchases in a secondary market a note that was originally issued with OID for an amount less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “Total Accrual Election” is permitted to reduce the daily portions of OID, if any, by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the note immediately after its purchase over the adjusted issue price of the note, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

Total Accrual Election. A U.S. Holder may elect to include in gross income all interest that accrues on a note using the constant-yield method described above under the heading “—Original Issue Discount,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described above under “—Amortizable Bond Premium”) or acquisition premium.

In applying the constant-yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing U.S. Holder’s adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing U.S. Holder, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. Holders should consult with their own advisers as to the effect in their circumstances of making this election.

Sale or Other Disposition. If a U.S. Holder sells a note, the U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular U.S. Holder will equal the U.S. Holder’s cost for the note, increased by any market discount, acquisition discount, OID and gain previously included in income by that U.S. Holder with respect to the note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments of principal and OID previously received by that U.S. Holder with respect to the note. Any gain or loss, and any gain or loss recognized on a prepayment of the notes, will be capital gain or loss if the note was held as a capital asset (except for gain representing accrued interest and income), and will be long-term or short-term depending on whether the note has been owned for the long-term capital gain holding period (currently, more than one year). For non-corporate U.S. Holders, capital gain recognized on the sale or other disposition of a note held for more than one year will be taxed at a maximum rate of 20%. Capital gain for a note held for one year or less is taxed at the rates applicable to ordinary income. U.S. Holders must aggregate capital gains and losses for each taxable year. In the event a U.S. Holder realizes a net capital loss for any year there are limitations on the amount of these capital losses which can be deducted. Capital losses generally may be used only to offset capital gains.

Net Investment Income. A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions.  Holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Tax Consequences to Non-U.S. Holders of the Notes

Interest paid (or accrued) to a Non-U.S. Holder generally will be considered “portfolio interest,” and, except as described below with respect to FATCA and backup withholding, generally will not be subject to U.S. federal income tax and withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and

1.	the Non-U.S. Holder is not actually or constructively a “10 percent shareholder” of the issuing entity or the depositor (including a holder of 10% of the outstanding certificates) or a “controlled foreign corporation” with respect to which the issuing entity or the depositor is a “related person” within the meaning of the Code;

2.	the Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

3.	the interest is not contingent interest described in Section 871(h)(4) of the Internal Revenue Code; and

4.	the Non-U.S. Holder does not bear specified relationships to any certificateholder.

To qualify for the exemption from taxation, the Non-U.S. Holder must provide the applicable Trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or Form W-8BEN-E or other applicable form or successor form), signed under penalties of perjury, certifying that the owner of the note is a Non-U.S. Holder and providing the Non-U.S. Holder’s name and address. If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by a Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) provided by the Non-U.S. Holder and the Non-U.S. Holder must notify the financial institution acting on its behalf of any changes to the information on the Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) within 30 days of that change. If interest paid to a Non-U.S. Holder is not considered portfolio interest, then it will be subject to U.S. federal income and withholding tax at a rate of 30 percent, unless reduced or eliminated pursuant to an applicable tax treaty. In order to claim the benefit of any applicable tax treaty, the Non-U.S. Holder must provide the applicable Trustee or other person who is required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8 or other applicable form or successor form), signed under penalties of perjury, certifying that the Non-U.S. Holder is entitled to benefits under the treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from United States federal income and withholding tax, provided that (1) that gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder and (2) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of disposition.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code (“FATCA”), withholding may be required on certain payments to holders of notes (including intermediaries) who do not provide certain information to the issuing entity or other applicable withholding agent, which may include the name, address, taxpayer identification number and certain other information with respect to direct and certain indirect U.S. Holders. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on any notes as a result of a Holder’s failure to comply with these rules or as a result of the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would, pursuant to the terms of the notes, be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, Holders may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. If applicable, FATCA withholding applies to payments of U.S. source dividends, interest, and other fixed payments, and, beginning January 1, 2019, to payments from the disposition of property producing such payments (e.g. notes). Holders should consult their own tax advisers on how these rules may apply to payments they receive under the notes.

Backup Withholding and Information Reporting

U.S. Holders. Under current U.S. federal income tax law, backup withholding at specified rates and information reporting requirements may apply to payments of principal and interest (including OID) made to, and to the proceeds of sale before maturity by, certain noncorporate U.S. Holders of notes. Backup withholding will apply to a U.S. Holder if:

•	such U.S. Holder fails to furnish its Taxpayer Identification Number (“TIN”) to the payor in the manner required;

•	such U.S. Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

•	the payor is notified by the IRS that such U.S. Holder has failed to properly report payments of interest or dividends; or

•	under certain circumstances, such U.S. Holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Backup withholding does not apply with respect to payments made to certain exempt recipients, including corporations (within the meaning of Section 7701(a) of the Internal Revenue Code), tax-exempt organizations or qualified pension and profit-sharing trusts.

Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, in their particular situations.

Non-U.S. Holders. Backup withholding will not apply to payments of principal or interest (including OID) made by the issuing entity or its paying agent on a note if a Non-U.S. Holder has provided the required certification under penalties of perjury that it is not a U.S. person or has otherwise established an exemption (absent the issuing entity’s actual knowledge or reason to know that the Non-U.S. Holder is actually a U.S. Holder). Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

The issuing entity must report annually to the IRS on IRS Form 1042-S the amount of interest (including OID) paid on the notes and the amount of tax withheld with respect to those payments. Copies of the information returns reporting those interest payments and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Information reporting on IRS Form 1099 may also apply to payments made outside the U.S., and payments on the sale, exchange, retirement or other disposition of a note effected outside the U.S., if payment is made by a payor that is, for U.S. federal income tax purposes,

•	a U.S. person;

•	a controlled foreign corporation;

•	a U.S. branch of a foreign bank or foreign insurance company;

•	a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business; or

•	a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period,

unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

Non-U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, including as impacted by FATCA, in their particular situations.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, it is the opinion of tax counsel to the issuing entity that the notes will be characterized as debt for U.S. federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class notes were not debt for federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership. (Additionally, even if all the notes were treated as debt for federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership.)

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership by the partnership would be passed through to the partners, including the affected Holders, according to their respective interests therein. Under current law, the income reportable by Holders as partners in such a partnership could differ from the income reportable by the Holders as holders of debt. Generally, such differences are not expected to be material; however, certain Holders may have adverse tax consequences. For example, cash basis Holders might be required to report income when it accrues to the partnership rather than when it is received by the Holders. All U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them. An individual U.S. Holder’s ability to deduct the U.S. Holder’s share of partnership expenses would be subject to the 2% miscellaneous itemized deduction floor. Any income allocated to a Holder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt holder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a Non-U.S. Holder might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty or (ii) such person may be subject to tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty).

In addition, as described above, new rules for tax years beginning in 2018 were enacted that apply to the audit of partnerships and entities treated as partnerships. As described above, the parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, any exceptions available so that the issuing entity’s equity holders, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. As such, holders of equity (including holders of Notes recharacterized as equity) could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. Prospective investors are urged to consult with their tax advisors regarding the possible effect of the new rules on them.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to federal income taxes at corporate tax rates on its taxable income generated by ownership. Moreover, distributions by the issuing entity to all or some of the Holders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to Holders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to Holders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

State and Local Tax Considerations

The above discussion does not address the tax treatment of the issuing entity, notes, or Holders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting the leases will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state may assert its right to impose tax on the issuing entity with respect to its income related to receivables originated in such state, and/or require that a Holder or note owner treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to receivables originated in such state (and may require withholding on related income). Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax consequences for them of purchasing, holding and disposing of notes.

The federal and state tax discussions set forth above are included for general information only and may not be applicable depending upon your particular tax situation. It is suggested that prospective investors consult their tax advisor with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN ERISA CONSIDERATIONS

Subject to the following discussion, the notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity deemed to hold plan assets of the foregoing (each, a “Benefit Plan Investor”), as well as by governmental plans (as defined in Section 3(32) of ERISA) and other employee benefit plans that are not subject to Title I of ERISA or Section 4975 of the Code (collectively, with Benefit Plan Investors, referred to as “Plans”).

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan Investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Benefit Plan Investor. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan Investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Certain other employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA), are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such plans may be subject to similar restrictions under applicable federal, state, local or other law (“Similar Law”).

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan Investor that acquired notes if assets of the issuing entity were deemed to be assets of the Benefit Plan Investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan Investor for the purposes of ERISA and the Code only if the Benefit Plan Investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Plan Assets Regulation was applicable. An equity interest is defined under the Plan Assets Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Plan Assets Regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes which are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes or a characterization of the notes as other than indebtedness under applicable local law, the subsequent acquisition of the notes or interest therein by a Benefit Plan Investor is prohibited.

However, without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the Plan Assets Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if the issuing entity, the servicer, the sponsor, the administrator, the owner trustee, the depositor, the indenture trustee or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest to the Benefit Plan Investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan Investor and persons who are parties in interest solely by reason of providing services to the Benefit Plan Investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Benefit Plan Investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring a note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan, its fiduciary) is deemed to represent and warrant that either (i) it is not acquiring the note (or interest therein) with the assets of a Plan; or (ii) the acquisition and holding of the note (or interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law. Benefit Plan Investors may not acquire the notes at any time that the ratings on the notes are below investment grade or the notes have been characterized as other than indebtedness for applicable local law purposes.

A Plan fiduciary considering the acquisition of notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement (the “Underwriting Agreement”), the depositor has agreed to sell to each of the Underwriters (the “Underwriters”), and each of the Underwriters has severally agreed to purchase, the principal amount of the notes, if and when issued, set forth opposite its name below:

Underwriters	Principal Amount of Class A-1 notes	[Principal Amount of Class A-2a notes]	[Principal Amount of Class A-2b notes]	Principal Amount of Class A-3 notes]	Principal Amount of Class A-4 notes
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$
Total	$	$	$	$	$

In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all of the notes listed in the table above if any of the notes are purchased. This obligation of the Underwriters is subject to specified conditions precedent set forth in the Underwriting Agreement. The depositor has been advised by the Underwriters that they propose initially to offer to the public the notes purchased by the Underwriters, at the applicable prices set forth on the cover of this prospectus, and to specified dealers at that price less the initial concession not in excess of [●]% of the principal amount of the notes per Class A-1 note, [●]% per [Class A-2a note, [●]% per Class A-2b note], [●]% per Class A-3 note and [●]% per Class A-4 note. The Underwriters may allow, and those dealers may reallow, a concession not in excess of [●]% per Class A-1 note, [●]% per [Class A-2a note, [●]% per Class A-2b note], [●]% per Class A-3 note and [●]% per Class A-4 note to some other dealers. After the initial public offering of the notes, the public offering price and those concessions may be changed.

[Any retained notes will not be sold to the Underwriters under the Underwriting Agreement. Subject to certain conditions, retained notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the retained notes. If the retained notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

The depositor and NMAC have agreed to indemnify the Underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof. However, in the opinion of the SEC, certain indemnification provisions for liability arising under the federal securities laws are contrary to public policy and therefore unenforceable. In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged and may engage in investment banking and/or commercial banking transactions with NMAC and its affiliates.

The notes are new issues of securities with no established trading markets. The depositor has been advised by the Underwriters that they intend to make a market in the notes of each class, in each case as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the notes of any class, and that market-making may be discontinued at any time without notice at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes of any class.

The issuing entity may, from time to time, invest funds in the Accounts in Permitted Investments acquired from the Underwriters.

NMAC or its affiliates may apply all or any portion of the net proceeds of the sale of the 20[●]-[●] SUBI certificate to the depositor to the repayment of indebtedness, including “warehouse” indebtedness secured by leases and/or to reallocate leases sold into a lease purchase facility. One or more of the Underwriters (or (a) their respective affiliates or (b) entities for which their respective affiliates act as administrative agent and/or provide liquidity lines) may have acted as a “warehouse” lender or purchaser to NMAC or its affiliates, and may receive a portion of such proceeds as repayment of such “warehouse” indebtedness or as repurchase proceeds.

Additionally, certain of the Underwriters and their affiliates engage in transactions with and perform services for NMAC and its affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with NMAC and its affiliates.

The Underwriters have advised the depositor that in connection with the offering to the public of the notes purchased by the Underwriters, the Underwriters may engage in overallotment transactions, stabilizing transactions or syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Overallotment, stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. Neither the depositor nor the Underwriters makes any representation or prediction as to the direction or magnitude of any of that effect on the prices for the notes. Neither the depositor nor the Underwriters represent that the Underwriters will engage in any such transactions. If the Underwriters engage in such transactions, they may discontinue them at any time. Rule 15c6-1 under the Exchange Act generally requires trades in the secondary market to settle in three Business Days, unless the parties to such trade expressly agree otherwise. Because delivery of notes to purchasers hereunder will settle more than three Business Days after the date hereof, purchasers hereunder who wish to trade notes in the secondary market on the date hereof will be required to specify an alternative settlement cycle with their secondary purchasers to prevent a failed settlement of the secondary purchase. Purchasers hereunder who wish to make such secondary trades on the date hereof are encouraged to consult their own advisors.

Offering Restrictions

Each Underwriter will represent that (i) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (ii) it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Securities in circumstances in which Section 21(1) of the FSMA does not apply to the depositor.

In relation to each Member State of the European Economic Area which has implemented the prospectus Directive (as defined below) (each, a “Relevant Member State”), each Underwriter has represented and agreed with the depositor that, with effect from and including the date on which the prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State other than at any time to persons that are ‘qualified investors’ (within the meaning of Article 2(1)(e) of the Prospectus Directive (as defined below); provided that no such offer of notes shall require the issuing entity or any Underwriter to publish a prospectus pursuant to Article 3 of the prospectus Directive or supplement a prospectus pursuant to Article 16 of the prospectus Directive.

For the purposes of this provision: (a) the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Relevant Member State by any measure implementing the prospectus Directive in that Relevant Member State, (b) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State), and (c) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The countries comprising the “European Economic Area” (or “EEA”) are Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom.

In connection with any sales of Securities outside of the United States, the Underwriters may act through one or more of their affiliates.

Capital Requirements Directive

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as “institutions”) regulated in European Union (EU) member states and in other countries in the European Economic Area (EEA) and by certain affiliates of those institutions. These Articles, effective January 1, 2014, replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or CRD Article 122a, CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

CRR Article 405 requires an institution not to invest in any securitization position (as defined in CRR) unless the sponsor, originator or original lender has disclosed to investors that it will retain a specified minimum net economic interest in the securitization transaction. Prior to investing in a securitization position, and on an ongoing basis thereafter, the regulated institution must also be able to demonstrate that it has a comprehensive and thorough understanding of the securitization transaction and its structural features by satisfying the due diligence requirements and ongoing monitoring obligations of CRR Article 406. Under CRR Article 407, an institution that fails to comply with the requirements of CRR Article 405 or 406 will be subject to an additional regulatory capital charge.

These requirements are to be implemented in accordance with regulatory technical standards and implementing technical standards developed by the European Banking Authority for adoption by the European Commission. Those technical standards, as of the date of this prospectus, have been published in final draft form by the European Banking Authority but not yet adopted by the European Commission. The final draft technical standards amend, in certain respects, the guidance previously issued under CRD Article 122a.

Article 17 of EU Directive 2011/61/EC on Alternative Investment Fund Managers (the “AIFMD”) and Chapter III, Section 5 of Regulation 231/2013 supplementing the AIFMD (the “AIFM Regulation”), introduced risk retention and due diligence requirements (which generally took effect on July 22, 2013) in respect of alternative investment fund managers (“AIFMs”) that are required to become authorized under the AIFMD. While the requirements applicable to AIFMs under Chapter III, Section 5 of the AIFM Regulation are similar to those which apply to credit institutions and investment firms under CRR Articles 405-406, they are not identical and, in particular, additional due diligence obligations apply to AIFMs.

Requirements similar to those set out in CRR Articles 405-406, AIFMD Article 17 and Chapter III, Section 5 of the AIFM Regulation are expected to be implemented for other types of EU-regulated investors (such as insurance and reinsurance companies and Undertakings for Collective Investments in Transferable Securities funds) in the future. When implemented, such requirements may apply to investments in securities already issued, including the notes being offered by this prospectus.

None of the Sponsor, the depositor nor any of their respective affiliates is obligated to retain a material net economic interest in the securitization described in this prospectus or to provide any additional information that may be required to enable a credit institution, investment firm, alternative investment fund manager or other investor to satisfy the due diligence and monitoring requirements of CRR Articles 404-410, AIFMD Article 17, Chapter III, Section 5 of the AIFM Regulation or any corresponding rules applicable to EEA-regulated investors.

CRR Articles 404-410, AIFMD Article 17, Chapter III, Section 5 of the AIFM Regulation, corresponding rules for other investors and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and have an adverse impact on the value and liquidity of the notes offered by this prospectus.

Noteholders should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with CRR Articles 404-410, AIFMD Article 17 and Chapter III, Section 5 of the AIFM Regulation or other applicable regulations and the suitability of the offered notes for investment.

MATERIAL LITIGATION

No litigation or governmental proceeding is pending, or has been threatened, against the UTI Beneficiary, the depositor or the issuing entity.

NMAC and the titling trust are parties to, and are vigorously defending, numerous legal proceedings, all of which NMAC and the Titling Trust, as applicable, believe constitute ordinary routine litigation incidental to the business and activities conducted by NMAC and the Titling Trust. Some of the actions naming NMAC and/or the titling trust are or purport to be class action suits. In the opinion of management of NMAC, the amount of ultimate liability on pending claims and actions as of the date of this prospectus should not have a material adverse effect on its condition, financial or otherwise, or on the Titling Trust, the Titling Trust Assets or the 20[●]-[●] SUBI. However, there can be no assurance in this regard or that future litigation will not adversely affect NMAC or the Titling Trust. See “Risk Factors —  Risks associated with legal proceedings relating to leases” in this prospectus.

CERTAIN RELATIONSHIPS

The depositor is a wholly-owned subsidiary of NMAC. The sole beneficiary of the titling trust is the UTI Beneficiary. The sole beneficiary of the UTI Beneficiary is NMAC. In addition to the agreements described in this prospectus and this prospectus, NMAC may from time to time enter into agreements in the ordinary course of business or that are on arms’ length terms with NNA. The owner trustee and the indenture trustee are entities that NMAC or its affiliates may have other banking relationships with directly or with their affiliates in the ordinary course of their businesses. In some instances the owner trustee and the indenture trustee may be acting in similar capacities for asset-backed transactions of NMAC for similar or other asset types.

RATINGS OF THE NOTES

NMAC, as sponsor, expects that the notes will receive credit ratings from two nationally recognized Rating Agencies. The ratings of the notes will address the likelihood of the payment of principal and interest on the notes according to their terms. Although the Rating Agencies are not contractually obligated to do so, we believe that each Rating Agency will monitor the ratings using its normal surveillance procedures. Any Rating Agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Rating Agencies. Any rating action taken by one Rating Agency may not necessarily be taken by the other Rating Agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See “Risk Factors—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to the notes and federal income tax and other matters will be passed upon for the issuing entity, the depositor and the servicer by the general counsel of the servicer, Mayer Brown LLP and [●]. In addition, certain matters relating to the issuance of the notes will be passed upon for the underwriters by [●]

INDEX OF PRINCIPAL TERMS

Set forth below is a list of certain of the defined terms used in this prospectus and the pages on which the definitions may be found.

[statistical] cutoff date	61
10 percent shareholder	150
100% Prepayment Assumption	80
20[●]-[●] SUBI	5, 36
20[●]-[●] SUBI certificate	36
25% Prepayment Assumption	81
50% Prepayment Assumption	81
60-Day Delinquent Leases	122
AAA	124
ABS	80
Accounts	97
Accrual Period	87
acquisition premium	149
Adjusted Capitalized Cost	63
administrative agent	105
Administrative Charges	130
Administrative Lien	42
Agreement of Definitions	37
AIFM Regulation	158
AIFMD	158
AIFMs	158
ALG	66
ALG Residual	65
amortizable bond premium	149
asset representations reviewer	1
Asset Review	123
asset-level data	70
Auction Proceeds	126
Available Funds	98
Available Funds Shortfall Amount	99
Available Principal Distribution Amount	93
Bank	60
Base Residual	65
Basic Documents	37
Basic Servicing Agreement	40
Beneficial Owner	85
Benefit Plan Investor	9, 154
Business Day	87
Calculation Agent	89
cap provider	89
Cap Rate	90
Cap Receipt	89
Cap Termination Payment	90
Cap Termination Payment Account	90
Casualty Termination	60
Cede	iv, 83
Certificate Distribution Account	97
certificate distribution amount	102
certificateholders	115
certificateholders	36

CFPB	24, 142
Class A-2 notes	2
Clearstream Banking Luxembourg	80
closing date	33
Code	9, 105
Collateral	41
Collection Period	94
Collections	94
Contingent and Excess Liability Insurance	46
Contract Residual	63
covered financial companies	23
covered subsidiaries	24
Credit Termination	59
CRR	153
cut off date	6
cutoff date	35
Defaulted Vehicle	92
definitive notes	82
Delaware trustee	37
Delinquency Percentage	118
Delinquency Trigger	118
Deposit Date	117
depositor	1
Designated LIBOR Page	85
determination date	94
direct participants	81
Disposition Amount	58
Disposition Expenses	59
Distribution Accounts	93
Dodd-Frank Act	23, 136
DTC	iv, 79
DTCC	81
Early Lease Termination	57
Early Termination Charge	58
Early Termination Purchase Option Price	122
EEA	153
Eligibility Representations	117
Eligible Account	87, 88
ERISA	9, 150
Euroclear	80
Euroclear Operator	80
European Economic Area	153
Event of Default	68
Excess Amounts	92
Excess Mileage and Excess Wear and Tear Charges	45
Exchange Act	35
FATCA	147
FDIC	136
FDIC Counsel	136

i

Final Scheduled Payment Date	94
fixed rate notes	87
floating rate notes	87
FSMA	157
gross payoff	48
hired rating agencies	10
Holders	147
IFS	36
Indemnified Parties	115
Indenture	37
indenture trustee	1, 37
indirect participants	85
Initial ALG Residual	47
initial note balance	36
insolvency laws	135
Instituting Noteholders	122
Insurance Expenses	103
Insurance Proceeds	62
Interest Determination Date	88
Interest Rate Cap Agreement	89
Interest Rate Swap Agreement	91
Interest Reset Date	88
Internal Revenue Code	146
investors	87
IRS	9
issuing entity	1, 36
issuing entity’s property	37
Lease Maturity Date	50
leased vehicles	36
leases	36
Lemon Law	145
Lessee Initiated Early Termination	60
LIBOR	88
Liquidated Lease	129
Liquidation Expenses	129
Liquidation Proceeds	52
LKE	51
London Business Day	89
Matured Vehicle	96
Monthly Early Termination Sale Proceeds	126
Monthly Payment	60
Monthly Payment Advance	104
Monthly Principal Distributable Amount	93
Monthly Remittance Condition	126
Monthly Sales Proceeds	126
Monthly Scheduled Termination Sale Proceeds	126
MRM Residual	65
MSRP	47
NALT 2000-A	46
Net Auction Proceeds	103
Net Insurance Proceeds	103
Net Liquidation Proceeds	52
Net Swap Payment	92
Net Swap Receipts	92
NMAC	iv, 1, 36
NMAC Remarketing	48

NML	42
NNA	42
Non-U.S. Holder	143
Non-U.S. Holders	146
note balance	89
Note Distribution Account	93
note distribution amount	98
Note Factor	79
note owner	80
note rate	83
Noteholder Direction	119
noteholders	33
notes	33
NRFM	55
OID	148
OLA	148
Optimal Principal Distributable Amount	902
Optional Purchase	101
Optional Purchase Price	101
Other SUBI	33
Other SUBI Assets	113
Other SUBI certificates	38
Outstanding Amount	122
owner	139
owner trustee	1, 34
participants	81
Payment Ahead	122
payment date	83
Payment Date Advance Reimbursement	96
Payment Date Certificate	98
Plan Assets Regulation	150
Plans	9, 150
portfolio interest	146
Prepayment Assumption	76
Principal Carryover Shortfall	89
Principal Distribution Amount	89
Prospectus Directive	153
PTCE	151
Public ABS Transaction	47
Pull-Forward	48
Pull-Forward Payment	48
Purchase Agreements	41
Rating Agency	34
Rating Agency Condition	108
Reallocation Payments	49
Receivables	41
Recoveries	122
Redemption Price	100
Regulation RR	10
Reimbursable Expenses	91
Relevant Implementation Date	153
Relevant Member State	153
Remaining Net Auction Proceeds	122
Remaining Payoffs	122
Replacement Vehicles	48
Repurchase Payments	48

ii

requesting party	120
Required Deposit Rating	93
Reserve Account	92
Reserve Account Draw Amount	92
Reserve Account Requirement	93
Residual Value Loss	99
Residual Value Surplus	99
Restricted Jurisdiction	48
Review Expenses	119
Review Notice	119
Review Satisfaction Date	118
RPM	45
Rule 193 Information	66
Sales Proceeds Advance	100
SEC	iv, 35
securities	33
Securitization Rate	62
Securitization Value	62
Securitized Financing	90
Security Deposit	60
securityholders	30
Senior Swap Termination Payment	88
servicer	37
servicer default	127
Servicing Agreement	39
Servicing Fee	101
Servicing Supplement	39
Similar Law	150
sponsor	33
Spread	84
SUBI	5
SUBI Assets	33

SUBI Certificate Transfer Agreement	40
SUBI Collection Account	91
SUBI Supplement	39
SUBI Trust Agreement	39
Subject Leases	118
Subordinated Swap Termination Payment	88
swap counterparty	87
Swap Termination Payment	89
Swap Termination Payment Account	89
Term Extension	48
TIA	37, 106
titling trust	33
Titling Trust Agreement	37
Titling Trust Assets	38
titling trustee	1, 37
Transfer Agreements	41
Transportation Act	32
Trust Administration Agreement	130
trust agent	37
Trust Agreement	34
Trust SUBI Certificate Transfer Agreement	40
trustees	34
U.S. Bank	37
U.S. Holder	143
U.S. Holders	147
Underwriters	151
Underwriting Agreement	151
UTI	33
UTI Assets	113
UTI Beneficiary	33
UTI certificates	38
verification documents	83

iii

APPENDIX A

STATIC POOL INFORMATION REGARDING

CERTAIN PREVIOUS SECURITIZATIONS

Characteristics of the Leases

The leases allocated to the SUBI in each of NMAC’s securitized portfolios consisted of leases originated by a Dealer in such Dealer’s ordinary course of business and assigned to the Titling Trust on or prior to the applicable Cutoff Date, in accordance with the underwriting procedures described under “Nissan Motor Acceptance Corporation — Lease Underwriting Procedures” in the accompanying Prospectus. As of the relevant Cutoff Date, the leases in the securitized portfolios consisted of the following characteristics:

Lease Static Pool Statistics - 2009-A

Original Pool Characteristics as of the Cutoff Date
Number of Leases	68,370
Aggregate Securitization Value	$1,410,566,560.08
Base Residual	$947,930,333.20
Securitization Rate	7.40%
Weighted Average Original Term (Months)	38	(2)
Weighted Average Remaining Term (Months)	25	(2)
Seasoning (Months)(1)	13	(2)
Reserve Fund Required Balance	$21,158,498.40
Range of FICO Scores	525 to 883
Weighted Average FICO Score	740

Cutoff Date	May 31, 2009
Discounted Base Residual as a % of Securitization Value	57.53%
Base Residual as a % of MSRP	46.19%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	78.47%
Infiniti	21.53%

	Average		Minimum	Maximum
Securitization Value	$20,631.37		$7,431.29	$95,095.38
Base Residual	$13,864.71		$4,186.05	$54,923.60
Seasoning (Months)(1)	13	(2)	2	51
Remaining Term (Months)	25	(2)	9	58
Original Term (Months)	38	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	18,349	26.84%	$305,772,093.57	21.68%
Rogue	10,017	14.65%	$200,660,303.10	14.23%
Maxima	6,396	9.35%	$162,326,395.70	11.51%
Murano	6,752	9.88%	$139,857,981.89	9.92%
Pathfinder	5,587	8.17%	$110,324,576.96	7.82%
G35	4,096	5.99%	$103,727,846.21	7.35%
G37	1,912	2.80%	$58,675,767.75	4.16%
Sentra	3,718	5.44%	$50,283,278.45	3.56%
FX35	1,394	2.04%	$44,980,889.38	3.19%
Altima Coupe	2,195	3.21%	$43,161,728.78	3.06%
M35	1,317	1.93%	$37,308,520.08	2.64%
QX56	935	1.37%	$32,987,907.00	2.34%
Armada	609	0.89%	$17,620,216.11	1.25%
Xterra	978	1.43%	$15,802,037.19	1.12%
Crew Cab	899	1.31%	$15,596,073.90	1.11%
EX35	506	0.74%	$14,811,086.18	1.05%
Versa	1,001	1.46%	$13,065,423.47	0.93%
350Z	383	0.56%	$9,077,459.03	0.64%
M45	271	0.40%	$9,003,454.97	0.64%
Quest	340	0.50%	$6,351,147.80	0.45%
GT-R	67	0.10%	$5,043,012.59	0.36%
Frontier	316	0.46%	$4,691,174.17	0.33%
Titan	173	0.25%	$3,713,970.85	0.26%
370Z	102	0.15%	$3,580,422.44	0.25%
FX50	24	0.04%	$1,151,573.58	0.08%
FX45	18	0.03%	$636,238.75	0.05%
G35 Coupe	15	0.02%	$355,980.18	0.03%

Total	68,370	100.00%	$1,410,566,560.08	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Registration(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	11,172	16.34%	$204,963,929.26	14.53%
Florida	8,877	12.98%	$180,797,834.88	12.82%
New Jersey	8,216	12.02%	$171,862,115.91	12.18%
California	6,259	9.15%	$139,628,718.99	9.90%
Texas	3,576	5.23%	$80,940,744.54	5.74%
Pennsylvania	3,682	5.39%	$74,627,947.77	5.29%
Ohio	2,591	3.79%	$52,577,737.25	3.73%
Massachusetts	2,418	3.54%	$48,257,500.50	3.42%
Connecticut	2,341	3.42%	$46,800,757.63	3.32%
Illinois	1,947	2.85%	$43,190,565.89	3.06%
Georgia	1,399	2.05%	$31,525,424.40	2.23%
Michigan	1,464	2.14%	$29,519,526.23	2.09%
North Carolina	988	1.45%	$21,088,736.88	1.50%
Indiana	1,013	1.48%	$20,180,201.22	1.43%
Virginia	914	1.34%	$20,048,391.19	1.42%
Arizona	907	1.33%	$19,896,270.59	1.41%
Minnesota	963	1.41%	$19,625,235.26	1.39%
Colorado	794	1.16%	$17,073,640.05	1.21%
Louisiana	676	0.99%	$15,390,270.07	1.09%
Wisconsin	707	1.03%	$14,604,752.17	1.04%
Maryland	556	0.81%	$13,398,551.76	0.95%
Nevada	601	0.88%	$12,448,673.54	0.88%
Missouri	533	0.78%	$11,826,531.83	0.84%
New Hampshire	555	0.81%	$10,973,051.03	0.78%
Washington	472	0.69%	$10,288,960.62	0.73%
Alabama	471	0.69%	$9,903,163.33	0.70%
Utah	370	0.54%	$8,173,196.97	0.58%
Kentucky	386	0.56%	$7,995,769.35	0.57%
Rhode Island	397	0.58%	$7,973,495.36	0.57%
South Carolina	364	0.53%	$7,794,761.18	0.55%
Iowa	365	0.53%	$7,645,835.30	0.54%
Nebraska	376	0.55%	$7,174,859.61	0.51%
Kansas	252	0.37%	$5,361,017.66	0.38%
Maine	231	0.34%	$4,412,917.91	0.31%
Oklahoma	160	0.23%	$3,829,573.92	0.27%
Hawaii	188	0.27%	$3,733,140.30	0.26%
Delaware	184	0.27%	$3,721,271.91	0.26%
Mississippi	152	0.22%	$3,523,087.80	0.25%
Oregon	157	0.23%	$3,370,532.66	0.24%
Vermont	140	0.20%	$2,687,263.74	0.19%
North Dakota	103	0.15%	$1,876,980.00	0.13%
West Virginia	87	0.13%	$1,839,413.30	0.13%
New Mexico	76	0.11%	$1,794,070.20	0.13%
South Dakota	65	0.10%	$1,382,005.08	0.10%
Idaho	66	0.10%	$1,361,289.22	0.10%
Arkansas	60	0.09%	$1,319,305.61	0.09%
District of Columbia	51	0.07%	$1,169,098.96	0.08%
Montana	23	0.03%	$434,463.43	0.03%
Wyoming	19	0.03%	$422,855.64	0.03%
Alaska	6	0.01%	$131,122.18	0.01%

Total	68,370	100.00%	$1,410,566,560.08	100.00%

(1)	Excludes Tennessee.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Securitization Value(1)	Percentage of Aggregate Securitization Value(1)		Base Residual(1)	Percentage of Aggregate Base Residual(1)
1st quarter 2010	557	0.81%		$12,746,397.11	0.90%		$11,257,892.83	1.19%
2nd quarter 2010	3,269	4.78%		$73,242,353.78	5.19%		$62,443,705.66	6.59%
3rd quarter 2010	4,499	6.58%		$74,485,522.98	5.28%		$58,910,111.35	6.21%
4th quarter 2010	3,546	5.19%		$66,398,571.19	4.71%		$48,977,039.48	5.17%
1st quarter 2011	8,497	12.43%		$188,869,430.63	13.39%		$133,087,951.07	14.04%
2nd quarter 2011	12,216	17.87%		$240,020,501.01	17.02%		$162,311,269.41	17.12%
3rd quarter 2011	11,757	17.20%		$220,113,564.55	15.60%		$143,066,504.26	15.09%
4th quarter 2011	10,561	15.45%		$209,221,003.43	14.83%		$129,996,483.54	13.71%
1st quarter 2012	5,734	8.39%		$127,467,786.90	9.04%		$81,686,802.39	8.62%
2nd quarter 2012	5,623	8.22%		$129,606,259.88	9.19%		$81,964,835.91	8.65%
3rd quarter 2012	1,249	1.83%		$38,590,310.90	2.74%		$21,723,735.01	2.29%
4th quarter 2012	212	0.31%		$7,184,790.66	0.51%		$3,229,818.38	0.34%
1st quarter 2013	278	0.41%		$9,798,617.90	0.69%		$4,485,633.00	0.47%
2nd quarter 2013	41	0.06%		$1,316,017.00	0.09%		$531,624.75	0.06%
3rd quarter 2013	24	0.04%		$815,181.07	0.06%		$301,334.97	0.03%
4th quarter 2013	153	0.22%		$5,138,735.67	0.36%		$1,844,298.71	0.19%
1st quarter 2014	153	0.22%		$5,533,091.03	0.39%		$2,105,213.28	0.22%
2nd quarter 2014	1	0.00	%(2)	$18,424.39	0.00	%(2)	$6,079.20	0.00	%(2)

Total	68,370	100.00%		$1,410,566,560.08	100.00%		$947,930,333.20	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Lease Static Pool Statistics - 2009-B

Original Pool Characteristics as of the Cutoff Date
Number of Leases	59,782
Aggregate Securitization Value	$1,311,398,557.00
Base Residual	$882,907,321.67
Securitization Rate	7.25%
Weighted Average Original Term (Months)	38	(2)
Weighted Average Remaining Term (Months)	26	(2)
Seasoning (Months)(1)	12	(2)
Reserve Fund Required Balance	$19,670,978.36
Range of FICO Scores	529 to 886
Weighted Average FICO Score	747

Cutoff Date	July 31, 2009
Discounted Base Residual as a % of Securitization Value	57.50%
Base Residual as a % of MSRP	46.95%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	71.21%
Infiniti	28.79%

	Average		Minimum	Maximum
Securitization Value	$21,936.34		$7,804.73	$98,676.77
Base Residual	$14,768.78		$4,776.00	$60,279.00
Seasoning (Months)(1)	12	(2)	1	56
Remaining Term (Months)	26	(2)	2	58
Original Term (Months)	38	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	22,275	37.26%	$382,561,159.32	29.17%
Murano	9,907	16.57%	$237,051,433.56	18.08%
G35	5,274	8.82%	$134,064,907.83	10.22%
Maxima	4,853	8.12%	$127,191,544.67	9.70%
Rogue	4,999	8.36%	$104,040,925.32	7.93%
G37	2,580	4.32%	$76,349,938.65	5.82%
M35	1,616	2.70%	$47,658,215.98	3.63%
QX56	1,341	2.24%	$44,369,870.27	3.38%
FX35	1,119	1.87%	$31,851,579.06	2.43%
EX35	1,088	1.82%	$30,641,280.89	2.34%
Pathfinder	1,275	2.13%	$24,693,796.91	1.88%
Altima Coupe	1,017	1.70%	$20,758,508.55	1.58%
Sentra	815	1.36%	$11,225,807.12	0.86%
M45	299	0.50%	$10,274,821.58	0.78%
Armada	164	0.27%	$4,312,014.26	0.33%
370Z	130	0.22%	$4,307,929.20	0.33%
GT-R	49	0.08%	$3,854,379.86	0.29%
Frontier	166	0.28%	$2,762,150.39	0.21%
Titan	163	0.27%	$2,593,506.95	0.20%
Xterra	176	0.29%	$2,565,909.03	0.20%
Versa	184	0.31%	$2,214,846.64	0.17%
Quest	91	0.15%	$1,483,478.33	0.11%
350Z	62	0.10%	$1,423,545.07	0.11%
G35 Coupe	54	0.09%	$1,213,318.51	0.09%
Cube	49	0.08%	$865,114.59	0.07%
FX45	23	0.04%	$754,180.60	0.06%
Q45	13	0.02%	$314,393.85	0.02%

Total	59,782	100.00%	$1,311,398,557.00	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	9,457	15.82%	$187,323,256.21	14.28%
New Jersey	7,257	12.14%	$162,666,317.87	12.40%
Florida	7,467	12.49%	$162,330,065.78	12.38%
California	5,260	8.80%	$122,145,796.33	9.31%
Texas	3,297	5.52%	$77,150,828.86	5.88%
Pennsylvania	3,157	5.28%	$69,033,754.24	5.26%
Ohio	2,469	4.13%	$53,603,836.72	4.09%
Connecticut	1,894	3.17%	$41,263,034.83	3.15%
Illinois	1,672	2.80%	$40,222,479.50	3.07%
Massachusetts	1,861	3.11%	$40,107,927.58	3.06%
Tennessee	1,750	2.93%	$35,564,021.44	2.71%
Michigan	1,364	2.28%	$29,113,599.45	2.22%
Georgia	1,202	2.01%	$27,549,422.73	2.10%
Minnesota	885	1.48%	$19,355,482.89	1.48%
North Carolina	856	1.43%	$19,077,006.54	1.45%
Indiana	854	1.43%	$18,002,420.98	1.37%
Arizona	745	1.25%	$17,520,929.37	1.34%
Virginia	737	1.23%	$17,432,662.79	1.33%
Colorado	626	1.05%	$14,482,492.53	1.10%
Maryland	523	0.87%	$13,557,850.81	1.03%
Louisiana	564	0.94%	$13,031,772.82	0.99%
Wisconsin	553	0.93%	$12,130,264.05	0.92%
Missouri	485	0.81%	$11,447,209.66	0.87%
Nevada	461	0.77%	$10,243,116.42	0.78%
New Hampshire	394	0.66%	$8,150,376.59	0.62%
Washington	333	0.56%	$8,133,539.46	0.62%
Alabama	362	0.61%	$7,773,662.86	0.59%
Rhode Island	312	0.52%	$6,646,159.29	0.51%
South Carolina	291	0.49%	$6,616,509.66	0.50%
Utah	267	0.45%	$6,172,595.76	0.47%
Iowa	260	0.43%	$5,850,445.41	0.45%
Kentucky	276	0.46%	$5,799,851.54	0.44%
Nebraska	278	0.47%	$5,656,782.83	0.43%
Kansas	216	0.36%	$4,871,626.16	0.37%
Mississippi	174	0.29%	$3,970,420.94	0.30%
Oklahoma	136	0.23%	$3,305,214.73	0.25%
Delaware	141	0.24%	$3,198,970.27	0.24%
Oregon	134	0.22%	$3,104,001.85	0.24%
Maine	143	0.24%	$2,938,010.83	0.22%
Hawaii	129	0.22%	$2,685,146.17	0.20%
North Dakota	95	0.16%	$2,002,833.44	0.15%
Vermont	78	0.13%	$1,699,558.70	0.13%
New Mexico	55	0.09%	$1,508,335.19	0.12%
District of Columbia	53	0.09%	$1,301,031.20	0.10%
South Dakota	59	0.10%	$1,270,260.56	0.10%
West Virginia	55	0.09%	$1,184,103.41	0.09%
Arkansas	50	0.08%	$1,158,910.35	0.09%
Idaho	48	0.08%	$998,647.12	0.08%
Wyoming	26	0.04%	$596,965.64	0.05%
Montana	18	0.03%	$389,192.64	0.03%
Alaska	3	0.01%	$59,854.00	0.00	%(3)

Total	59,782	100.00%	$1,311,398,557.00	100.00%

(1)	Based on the billing address of the lessees.

(2)	Balances and percentages may not add to total due to rounding.

(3)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Securitization Value(1)	Percentage of Aggregate Securitization Value(1)		Base Residual(1)	Percentage of Aggregate Base Residual(1)
4th quarter 2009	296	0.50%		$5,238,040.05	0.40%		$4,771,282.85	0.54%
1st quarter 2010	1,203	2.01%		$24,762,678.39	1.89%		$21,602,225.93	2.45%
2nd quarter 2010	925	1.55%		$22,767,950.25	1.74%		$19,363,905.72	2.19%
3rd quarter 2010	1,226	2.05%		$27,531,366.59	2.10%		$22,774,250.58	2.58%
4th quarter 2010	3,424	5.73%		$57,872,612.85	4.41%		$43,302,898.57	4.90%
1st quarter 2011	3,343	5.59%		$67,264,705.97	5.13%		$49,011,744.30	5.55%
2nd quarter 2011	7,000	11.71%		$171,469,808.78	13.08%		$121,296,046.10	13.74%
3rd quarter 2011	11,738	19.63%		$252,907,681.22	19.29%		$172,862,285.21	19.58%
4th quarter 2011	10,296	17.22%		$197,306,676.04	15.05%		$129,623,448.07	14.68%
1st quarter 2012	5,514	9.22%		$124,210,472.27	9.47%		$79,141,304.22	8.96%
2nd quarter 2012	4,087	6.84%		$100,384,540.12	7.65%		$62,300,393.67	7.06%
3rd quarter 2012	10,495	17.56%		$253,101,238.78	19.30%		$153,660,459.52	17.40%
4th quarter 2012	139	0.23%		$3,525,756.69	0.27%		$1,979,591.73	0.22%
1st quarter 2013	40	0.07%		$1,023,681.06	0.08%		$409,226.50	0.05%
2nd quarter 2013	20	0.03%		$700,633.02	0.05%		$301,220.85	0.03%
3rd quarter 2013	4	0.01%		$108,164.78	0.01%		$47,020.30	0.01%
4th quarter 2013	1	0.00	%(2)	$32,753.49	0.00	%(2)	$10,750.35	0.00	%(2)
1st quarter 2014	4	0.01%		$129,828.08	0.01%		$46,302.15	0.01%
2nd quarter 2014	27	0.05%		$1,059,968.56	0.08%		$402,965.05	0.05%

Total	59,782	100.00%		$1,311,398,557.00	100.00%		$882,907,321.67	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Lease Static Pool Statistics - 2010-A

Original Pool Characteristics as of the Cutoff Date
Number of Leases	46,032
Aggregate Securitization Value	$947,568,199.56
Base Residual	$667,403,639.32
Securitization Rate	6.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	23	(2)
Seasoning (Months)(1)	16	(2)
Reserve Fund Required Balance	$14,213,523.00
Range of FICO Scores	548 to 884
Weighted Average FICO Score	752

Cutoff Date	April 30, 2010
Discounted Base Residual as a % of Securitization Value	62.85%
Base Residual as a % of MSRP	48.02%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	81.19%
Infiniti	18.81%

	Average		Minimum	Maximum
Securitization Value	$20,584.99		$6,655.09	$92,856.99
Base Residual	$14,498.69		$5,136.25	$55,068.00
Seasoning (Months)(1)	16	(2)	2	41
Remaining Term (Months)	23	(2)	4	58
Original Term (Months)	39	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	15,422	33.50%	$285,756,273.06	30.16%
Murano	7,149	15.53%	$147,662,286.66	15.58%
Maxima	4,128	8.97%	$94,555,031.95	9.98%
Rogue	3,987	8.66%	$77,416,364.54	8.17%
G37	2,174	4.72%	$73,590,307.84	7.77%
Pathfinder	3,155	6.85%	$58,371,847.64	6.16%
Sentra	2,313	5.02%	$29,842,987.87	3.15%
G35	1,035	2.25%	$25,842,170.22	2.73%
FX35	684	1.49%	$24,422,914.06	2.58%
Altima Coupe	1,371	2.98%	$23,719,046.76	2.50%
M35	681	1.48%	$22,373,201.63	2.36%
EX35	731	1.59%	$20,178,557.24	2.13%
Armada	530	1.15%	$13,763,041.46	1.45%
QX56	187	0.41%	$8,546,108.31	0.90%
Frontier	566	1.23%	$8,424,965.75	0.89%
Xterra	473	1.03%	$7,034,078.13	0.74%
Quest	316	0.69%	$5,345,913.23	0.56%
Versa	492	1.07%	$4,925,613.77	0.52%
350Z	187	0.41%	$3,633,606.60	0.38%
370Z	100	0.22%	$3,240,108.28	0.34%
Titan	154	0.33%	$2,579,674.72	0.27%
M45	56	0.12%	$2,017,314.57	0.21%
GT-R	21	0.05%	$1,637,139.25	0.17%
Cube	89	0.19%	$1,403,813.28	0.15%
FX50	28	0.06%	$1,209,101.41	0.13%
G35 Coupe	3	0.01%	$76,731.35	0.01%

Total	46,032	100.00%	$947,568,199.56	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)		Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
Florida	6,199	13.47%		$130,193,527.78	13.74%
New Jersey	6,143	13.35%		$128,742,858.36	13.59%
New York	4,579	9.95%		$83,762,749.66	8.84%
California	3,733	8.11%		$77,977,866.64	8.23%
Pennsylvania	3,078	6.69%		$62,094,848.04	6.55%
Texas	2,379	5.17%		$53,848,693.33	5.68%
Ohio	2,185	4.75%		$44,590,675.79	4.71%
Massachusetts	1,996	4.34%		$39,114,848.32	4.13%
Connecticut	1,711	3.72%		$34,287,433.71	3.62%
Illinois	1,412	3.07%		$31,877,123.50	3.36%
Michigan	1,277	2.77%		$25,625,435.83	2.70%
Georgia	953	2.07%		$20,833,963.55	2.20%
Indiana	849	1.84%		$16,869,374.13	1.78%
Minnesota	826	1.79%		$16,775,865.45	1.77%
North Carolina	714	1.55%		$15,313,755.56	1.62%
Arizona	618	1.34%		$12,984,967.84	1.37%
Virginia	629	1.37%		$12,974,547.24	1.37%
Wisconsin	516	1.12%		$10,545,700.40	1.11%
Colorado	471	1.02%		$9,848,093.07	1.04%
Missouri	434	0.94%		$9,471,188.34	1.00%
Maryland	399	0.87%		$9,262,152.94	0.98%
New Hampshire	416	0.90%		$7,956,085.43	0.84%
Louisiana	361	0.78%		$7,802,559.81	0.82%
Nevada	386	0.84%		$7,641,771.77	0.81%
South Carolina	305	0.66%		$6,448,297.18	0.68%
Rhode Island	320	0.70%		$6,203,704.49	0.65%
Iowa	262	0.57%		$5,383,329.34	0.57%
Washington	241	0.52%		$5,219,440.61	0.55%
Kentucky	262	0.57%		$5,213,021.12	0.55%
Alabama	247	0.54%		$5,059,042.07	0.53%
Nebraska	258	0.56%		$4,930,167.01	0.52%
Tennessee	181	0.39%		$4,317,245.14	0.46%
Kansas	206	0.45%		$4,295,962.55	0.45%
Utah	202	0.44%		$4,251,751.98	0.45%
Delaware	141	0.31%		$2,931,240.11	0.31%
Oklahoma	130	0.28%		$2,846,316.54	0.30%
Maine	144	0.31%		$2,715,165.91	0.29%
Mississippi	114	0.25%		$2,429,423.00	0.26%
Hawaii	121	0.26%		$2,396,258.72	0.25%
Vermont	110	0.24%		$2,154,496.08	0.23%
Oregon	98	0.21%		$2,030,620.86	0.21%
North Dakota	94	0.20%		$1,812,134.94	0.19%
West Virginia	61	0.13%		$1,174,725.34	0.12%
South Dakota	54	0.12%		$1,093,521.11	0.12%
New Mexico	50	0.11%		$987,230.66	0.10%
Arkansas	46	0.10%		$929,826.64	0.10%
Idaho	53	0.12%		$914,238.62	0.10%
District of Columbia	37	0.08%		$791,920.16	0.08%
Montana	19	0.04%		$396,367.93	0.04%
Wyoming	10	0.02%		$214,962.76	0.02%
Alaska	2	0.00	%(3)	$31,702.21	0.00	%(3)

Total	46,032	100.00%		$947,568,199.56	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

(3)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
3rd quarter 2010	1,403	3.05%	$21,795,951.21	2.30%	$20,287,320.71	3.04%
4th quarter 2010	3,715	8.07%	$57,507,668.30	6.07%	$51,290,848.97	7.69%
1st quarter 2011	4,197	9.12%	$70,719,218.76	7.46%	$58,702,799.47	8.80%
2nd quarter 2011	3,327	7.23%	$58,097,974.60	6.13%	$45,549,222.29	6.82%
3rd quarter 2011	1,192	2.59%	$20,469,756.75	2.16%	$15,678,904.02	2.35%
4th quarter 2011	2,978	6.47%	$67,177,139.67	7.09%	$48,365,443.02	7.25%
1st quarter 2012	5,017	10.90%	$104,379,496.04	11.02%	$74,810,185.57	11.21%
2nd quarter 2012	5,506	11.96%	$108,510,257.04	11.45%	$76,100,039.49	11.40%
3rd quarter 2012	5,415	11.76%	$105,983,588.94	11.18%	$71,547,627.17	10.72%
4th quarter 2012	5,026	10.92%	$105,808,423.44	11.17%	$67,182,591.36	10.07%
1st quarter 2013	4,823	10.48%	$109,098,264.60	11.51%	$68,162,158.42	10.21%
2nd quarter 2013	2,812	6.11%	$94,270,590.16	9.95%	$57,546,239.45	8.62%
3rd quarter 2013	318	0.69%	$12,331,424.39	1.30%	$7,030,811.55	1.05%
4th quarter 2013	113	0.25%	$4,104,688.34	0.43%	$1,970,445.40	0.30%
1st quarter 2014	59	0.13%	$2,255,273.46	0.24%	$1,097,863.50	0.16%
2nd quarter 2014	32	0.07%	$1,248,738.26	0.13%	$517,143.25	0.08%
3rd quarter 2014	41	0.09%	$1,522,388.67	0.16%	$651,736.45	0.10%
4th quarter 2014	38	0.08%	$1,472,384.12	0.16%	$597,170.55	0.09%
1st quarter 2015	20	0.04%	$814,972.82	0.09%	$315,088.68	0.05%

Total	46,032	100.00%	$947,568,199.56	100.00%	$667,403,639.32	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2010-B

Original Pool Characteristics as of the Cutoff Date
Number of Leases	39,413
Aggregate Securitization Value	$892,857,143.26
Base Residual	$592,421,789.76
Securitization Rate	6.00%
Weighted Average Original Term (Months)	40	(2)
Weighted Average Remaining Term (Months)	29	(2)
Seasoning (Months)(1)	10	(2)
Reserve Fund Required Balance	$4,464,285.71
Range of FICO Scores	600 to 886
Weighted Average FICO Score	750

Cutoff Date	October 31, 2010
Discounted Base Residual as a % of Securitization Value	57.28%
Base Residual as a % of MSRP	50.13%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	83.69%
Infiniti	16.31%

	Average		Minimum	Maximum
Securitization Value	$22,653.87		$8,223.38	$96,269.82
Base Residual	$15,031.13		$4,996.20	$64,500.00
Seasoning (Months)(1)	10	(2)	2	31
Remaining Term (Months)	29	(2)	16	58
Original Term (Months)	40	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	13,779	34.96%		$276,090,230.93	30.92%
Maxima	5,524	14.02%		$146,033,382.89	16.36%
Rogue	4,873	12.36%		$97,174,164.86	10.88%
Murano	3,332	8.45%		$87,754,657.00	9.83%
G37	1,905	4.83%		$56,458,314.41	6.32%
Sentra	3,631	9.21%		$54,821,939.05	6.14%
FX35	720	1.83%		$23,500,911.77	2.63%
G35	929	2.36%		$21,756,152.34	2.44%
Pathfinder	827	2.10%		$21,174,141.68	2.37%
Altima Coupe	904	2.29%		$19,308,510.82	2.16%
Armada	419	1.06%		$15,336,702.99	1.72%
M35	493	1.25%		$14,976,130.72	1.68%
EX35	527	1.34%		$12,956,045.93	1.45%
QX56	237	0.60%		$11,966,377.77	1.34%
370Z	274	0.70%		$9,133,951.48	1.02%
Frontier	365	0.93%		$8,051,450.58	0.90%
Cube	386	0.98%		$5,721,661.08	0.64%
GT-R	58	0.15%		$4,517,613.14	0.51%
M45	42	0.11%		$1,466,668.98	0.16%
Versa	101	0.26%		$1,379,534.14	0.15%
FX50	33	0.08%		$1,343,028.28	0.15%
M37	22	0.06%		$1,069,408.34	0.12%
Xterra	24	0.06%		$573,482.48	0.06%
Titan	4	0.01%		$114,121.07	0.01%
M56	2	0.01%		$109,340.76	0.01%
G25	1	0.00	%(2)	$37,363.29	0.00	%(2)
350Z	1	0.00	%(2)	$31,856.48	0.00	%(2)

Total	39,413	100.00%		$892,857,143.26	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)		Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	7,393	18.76%		$151,846,449.66	17.01%
New Jersey	5,255	13.33%		$120,122,950.14	13.45%
Florida	5,049	12.81%		$115,743,999.50	12.96%
California	2,352	5.97%		$57,428,346.01	6.43%
Pennsylvania	2,538	6.44%		$56,422,638.16	6.32%
Texas	1,752	4.45%		$45,005,364.89	5.04%
Ohio	1,999	5.07%		$44,320,966.80	4.96%
Massachusetts	1,674	4.25%		$35,231,575.96	3.95%
Connecticut	1,486	3.77%		$32,658,875.57	3.66%
Illinois	1,047	2.66%		$26,302,056.20	2.95%
Michigan	992	2.52%		$21,789,507.42	2.44%
Minnesota	715	1.81%		$16,055,788.95	1.80%
Georgia	637	1.62%		$14,955,032.85	1.67%
Indiana	647	1.64%		$14,434,776.60	1.62%
North Carolina	437	1.11%		$10,556,934.44	1.18%
Wisconsin	440	1.12%		$9,823,567.86	1.10%
Virginia	358	0.91%		$9,271,142.09	1.04%
Maryland	321	0.81%		$8,684,336.54	0.97%
Arizona	347	0.88%		$8,509,117.51	0.95%
Missouri	336	0.85%		$7,834,512.28	0.88%
Colorado	301	0.76%		$7,573,867.05	0.85%
New Hampshire	343	0.87%		$7,361,644.66	0.82%
Tennessee	267	0.68%		$6,524,657.63	0.73%
Nevada	283	0.72%		$6,475,060.75	0.73%
Rhode Island	234	0.59%		$5,241,357.38	0.59%
Louisiana	200	0.51%		$5,175,930.42	0.58%
Iowa	211	0.54%		$4,835,448.36	0.54%
South Carolina	174	0.44%		$4,119,411.41	0.46%
Alabama	162	0.41%		$3,956,486.02	0.44%
Washington	142	0.36%		$3,678,343.55	0.41%
Nebraska	153	0.39%		$3,451,017.96	0.39%
Kentucky	147	0.37%		$3,311,515.65	0.37%
Kansas	132	0.33%		$3,129,252.29	0.35%
Utah	124	0.31%		$2,933,267.96	0.33%
Delaware	110	0.28%		$2,465,904.43	0.28%
Maine	105	0.27%		$2,251,145.43	0.25%
Mississippi	76	0.19%		$1,804,704.04	0.20%
Vermont	76	0.19%		$1,713,554.37	0.19%
Oklahoma	63	0.16%		$1,673,593.63	0.19%
Hawaii	61	0.15%		$1,534,114.72	0.17%
Oregon	54	0.14%		$1,402,066.13	0.16%
North Dakota	47	0.12%		$1,124,534.74	0.13%
West Virginia	44	0.11%		$1,012,591.21	0.11%
South Dakota	26	0.07%		$641,073.25	0.07%
District of Columbia	28	0.07%		$631,737.70	0.07%
New Mexico	18	0.05%		$501,548.46	0.06%
Idaho	22	0.06%		$496,621.29	0.06%
Arkansas	21	0.05%		$490,022.53	0.05%
Wyoming	8	0.02%		$200,546.62	0.02%
Montana	5	0.01%		$130,790.28	0.01%
Alaska	1	0.00	%(3)	$17,393.98	0.00	%(3)

Total	39,413	100.00%		$892,857,143.26	100.00%

(1)	Based on the billing address of the lessees.

(2)	Balances and percentages may not add to total due to rounding.

(3)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
1st quarter 2012	552	1.40%	$14,254,866.49	1.60%	$10,789,381.59	1.82%
2nd quarter 2012	2,212	5.61%	$58,893,425.13	6.60%	$43,142,774.15	7.28%
3rd quarter 2012	3,632	9.22%	$89,310,841.19	10.00%	$64,085,841.73	10.82%
4th quarter 2012	5,230	13.27%	$104,143,083.72	11.66%	$72,527,395.78	12.24%
1st quarter 2013	6,550	16.62%	$138,925,073.14	15.56%	$95,130,372.78	16.06%
2nd quarter 2013	6,742	17.11%	$149,013,221.93	16.69%	$99,458,876.08	16.79%
3rd quarter 2013	6,665	16.91%	$148,653,876.23	16.65%	$94,801,551.83	16.00%
4th quarter 2013	6,769	17.17%	$153,464,428.45	17.19%	$94,340,650.53	15.92%
1st quarter 2014	226	0.57%	$9,814,695.51	1.10%	$5,287,617.75	0.89%
2nd quarter 2014	136	0.35%	$5,122,723.95	0.57%	$2,630,581.11	0.44%
3rd quarter 2014	500	1.27%	$13,487,336.39	1.51%	$7,040,503.15	1.19%
4th quarter 2014	19	0.05%	$682,964.70	0.08%	$282,711.60	0.05%
1st quarter 2015	18	0.05%	$778,088.72	0.09%	$325,360.95	0.05%
2nd quarter 2015	65	0.16%	$2,343,297.76	0.26%	$943,046.69	0.16%
3rd quarter 2015	97	0.25%	$3,969,219.96	0.44%	$1,635,124.04	0.28%

Total	39,413	100.00%	$892,857,143.26	100.00%	$592,421,789.76	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2011-A

Original Pool Characteristics as of the Cutoff Date
Number of Leases	45,906
Aggregate Securitization Value	$1,054,216,867.63
Base Residual	$732,955,136.04
Securitization Rate	7.00%
Weighted Average Original Term (Months)	40	(2)
Weighted Average Remaining Term (Months)	27	(2)
Seasoning (Months)(1)	13	(2)
Reserve Account Required Balance	$5,271,084.34
Range of FICO Scores	600 to 886
Weighted Average FICO Score	751

Cutoff Date	June 30, 2011
Discounted Base Residual as a % of Securitization Value	59.17%
Base Residual as a % of MSRP	50.03%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	70.06%
Infiniti	29.94%

	Average		Minimum	Maximum
Securitization Value	$22,964.69		$7,630.51	$86,873.99
Base Residual	$15,966.43		$4,116.80	$58,816.00
Seasoning (Months)(1)	13	(2)	3	39
Remaining Term (Months)	27	(2)	16	56
Original Term (Months)	40	(2)	36	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	9,400	20.48%	$174,819,735.13	16.58%
G37	5,467	11.91%	$168,417,739.75	15.98%
Maxima	6,441	14.03%	$160,407,013.54	15.22%
Rogue	7,260	15.81%	$139,859,090.59	13.27%
Murano	3,867	8.42%	$93,663,327.76	8.88%
Sentra	4,834	10.53%	$67,694,887.40	6.42%
FX35	1,170	2.55%	$38,334,195.18	3.64%
M37	862	1.88%	$34,006,897.97	3.23%
QX56	552	1.20%	$28,369,845.75	2.69%
Pathfinder	1,102	2.40%	$26,023,281.32	2.47%
EX35	783	1.71%	$21,651,018.91	2.05%
Altima Coupe	1,046	2.28%	$20,623,939.17	1.96%
Armada	570	1.24%	$19,657,172.56	1.86%
G25	400	0.87%	$11,092,922.17	1.05%
Frontier	464	1.01%	$9,548,196.09	0.91%
370Z	306	0.67%	$9,245,747.43	0.88%
M35	249	0.54%	$7,818,835.50	0.74%
Cube	409	0.89%	$5,546,427.17	0.53%
Juke	193	0.42%	$3,875,742.87	0.37%
Versa	257	0.56%	$3,185,729.83	0.30%
M56	61	0.13%	$3,036,824.18	0.29%
GT-R	26	0.06%	$1,804,518.38	0.17%
FX50	43	0.09%	$1,801,103.32	0.17%
Xterra	47	0.10%	$1,062,349.59	0.10%
G35	40	0.09%	$962,715.22	0.09%
Quest	30	0.07%	$906,513.50	0.09%
Titan	22	0.05%	$621,997.00	0.06%
M45	5	0.01%	$179,100.34	0.02%

Total	45,906	100.00%	$1,054,216,867.63	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)		Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New Jersey	6,027	13.13%		$133,586,778.67	12.67%
Florida	5,764	12.56%		$130,931,102.72	12.42%
New York	6,279	13.68%		$122,519,781.25	11.62%
California	3,022	6.58%		$77,836,414.06	7.38%
Texas	2,600	5.66%		$73,391,493.43	6.96%
Pennsylvania	3,130	6.82%		$69,186,219.65	6.56%
Ohio	2,410	5.25%		$52,463,540.93	4.98%
Massachusetts	2,156	4.70%		$46,647,164.27	4.42%
Connecticut	1,993	4.34%		$43,834,582.44	4.16%
Illinois	1,379	3.00%		$34,388,340.88	3.26%
Georgia	1,065	2.32%		$28,379,354.81	2.69%
Michigan	1,296	2.82%		$28,286,814.38	2.68%
Minnesota	832	1.81%		$18,501,109.94	1.75%
Indiana	720	1.57%		$15,468,902.45	1.47%
North Carolina	563	1.23%		$15,062,523.40	1.43%
Maryland	470	1.02%		$13,708,436.05	1.30%
Wisconsin	594	1.29%		$13,054,996.05	1.24%
Virginia	488	1.06%		$12,093,448.93	1.15%
Arizona	410	0.89%		$10,659,757.84	1.01%
Colorado	376	0.82%		$9,625,873.05	0.91%
Missouri	364	0.79%		$8,966,404.50	0.85%
New Hampshire	374	0.81%		$7,923,821.83	0.75%
Louisiana	286	0.62%		$7,874,353.70	0.75%
Rhode Island	335	0.73%		$7,323,303.76	0.69%
Nevada	311	0.68%		$7,217,138.73	0.68%
Tennessee	243	0.53%		$6,784,759.51	0.64%
Washington	242	0.53%		$6,523,090.52	0.62%
Iowa	251	0.55%		$5,572,567.42	0.53%
South Carolina	215	0.47%		$5,387,238.51	0.51%
Alabama	180	0.39%		$4,684,590.19	0.44%
Kentucky	184	0.40%		$4,330,912.17	0.41%
Utah	144	0.31%		$3,783,563.46	0.36%
Nebraska	171	0.37%		$3,624,353.04	0.34%
Delaware	154	0.34%		$3,552,900.02	0.34%
Kansas	131	0.29%		$3,174,150.94	0.30%
Maine	120	0.26%		$2,394,737.89	0.23%
Hawaii	86	0.19%		$2,231,111.15	0.21%
Mississippi	76	0.17%		$1,992,367.16	0.19%
Vermont	96	0.21%		$1,963,786.72	0.19%
Oregon	68	0.15%		$1,836,621.54	0.17%
Oklahoma	52	0.11%		$1,544,338.77	0.15%
West Virginia	65	0.14%		$1,430,248.55	0.14%
District of Columbia	46	0.10%		$1,174,193.65	0.11%
North Dakota	37	0.08%		$823,604.74	0.08%
New Mexico	29	0.06%		$818,108.66	0.08%
Arkansas	22	0.05%		$543,880.47	0.05%
Idaho	17	0.04%		$359,379.82	0.03%
South Dakota	14	0.03%		$274,981.59	0.03%
Wyoming	9	0.02%		$223,099.40	0.02%
Montana	9	0.02%		$219,460.96	0.02%
Alaska	1	0.00	%(3)	$37,163.09	0.00	%(3)

Total	45,906	100.00%		$1,054,216,867.63	100.00%

(1)	Based on the billing addresses of the lessees.

(2)	Balances and percentages may not add to total due to rounding.

(3)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
4th quarter 2012	2,715	5.91%	$53,252,914.10	5.05%	$40,514,584.70	5.53%
1st quarter 2013	5,101	11.11%	$109,312,932.28	10.37%	$81,629,641.27	11.14%
2nd quarter 2013	6,139	13.37%	$137,653,789.26	13.06%	$100,460,900.34	13.71%
3rd quarter 2013	7,610	16.58%	$170,422,255.19	16.17%	$120,491,836.11	16.44%
4th quarter 2013	8,329	18.14%	$190,057,793.78	18.03%	$129,769,579.32	17.70%
1st quarter 2014	7,924	17.26%	$192,131,822.80	18.23%	$129,730,601.12	17.70%
2nd quarter 2014	6,916	15.07%	$168,323,509.84	15.97%	$113,228,327.75	15.45%
3rd quarter 2014	556	1.21%	$10,907,212.71	1.03%	$6,443,388.06	0.88%
4th quarter 2014	214	0.47%	$7,891,742.24	0.75%	$4,103,795.99	0.56%
1st quarter 2015	134	0.29%	$4,909,678.42	0.47%	$2,472,515.98	0.34%
2nd quarter 2015	15	0.03%	$523,012.97	0.05%	$244,457.50	0.03%
3rd quarter 2015	32	0.07%	$1,112,246.21	0.11%	$508,301.80	0.07%
4th quarter 2015	143	0.31%	$4,860,812.42	0.46%	$2,146,174.85	0.29%
1st quarter 2016	78	0.17%	$2,857,145.40	0.27%	$1,211,031.25	0.17%

Total	45,906	100.00%	$1,054,216,867.63	100.00%	$732,955,136.04	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2011-B

Original Pool Characteristics as of the Cutoff Date
Number of Leases	52,337
Aggregate Securitization Value	$1,168,693,999.35
Base Residual	$792,996,464.28
Securitization Rate	7.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	29	(2)
Seasoning (Months)(1)	11	(2)
Reserve Account Required Balance	$5,843,470.00
Range of FICO Scores	600 to 881
Weighted Average FICO Score	750

Cutoff Date	August 31, 2011
Discounted Base Residual as a % of Securitization Value	57.32%
Base Residual as a % of MSRP	48.12%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	72.27%
Infiniti	27.73%

	Average		Minimum	Maximum
Securitization Value	$22,330.17		$7,211.55	$94,655.34
Base Residual	$15,151.74		$4,991.30	$55,098.00
Seasoning (Months)(1)	11	(2)	2	39
Remaining Term (Months)	29	(2)	12	58
Original Term (Months)	39	(2)	36	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	12,992	24.82%		$239,047,783.27	20.45%
G37	5,875	11.23%		$176,522,723.72	15.10%
Maxima	6,969	13.32%		$175,839,722.06	15.05%
Rogue	7,216	13.79%		$137,716,745.10	11.78%
Sentra	6,156	11.76%		$86,845,646.31	7.43%
Murano	3,672	7.02%		$85,462,026.48	7.31%
M37	1,092	2.09%		$41,502,669.93	3.55%
QX56	614	1.17%		$32,089,575.60	2.75%
Pathfinder	1,206	2.30%		$28,108,838.44	2.41%
FX35	745	1.42%		$24,717,584.72	2.11%
Armada	702	1.34%		$23,558,360.62	2.02%
Altima Coupe	1,164	2.22%		$23,250,249.12	1.99%
G25	761	1.45%		$20,326,652.58	1.74%
EX35	661	1.26%		$17,935,791.70	1.53%
Frontier	647	1.24%		$13,323,387.07	1.14%
370Z	233	0.45%		$7,183,037.82	0.61%
M35	195	0.37%		$5,847,190.43	0.50%
Juke	279	0.53%		$5,569,105.61	0.48%
Cube	399	0.76%		$5,190,201.04	0.44%
Versa	357	0.68%		$4,825,656.22	0.41%
M56	87	0.17%		$4,035,923.18	0.35%
Quest	127	0.24%		$3,694,722.52	0.32%
Xterra	102	0.19%		$2,229,927.92	0.19%
GT-R	28	0.05%		$2,179,621.08	0.19%
FX50	21	0.04%		$802,634.14	0.07%
Titan	22	0.04%		$557,536.66	0.05%
G35	14	0.03%		$292,015.34	0.02%
M45	1	0.00	%(2)	$38,670.69	0.00	%(2)

Total	52,337	100.00%		$1,168,693,999.35	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New Jersey	7,626	14.57%	$174,746,412.72	14.95%
Florida	7,115	13.59%	$165,838,016.67	14.19%
New York	7,339	14.02%	$143,554,975.14	12.28%
California	3,326	6.35%	$80,618,468.07	6.90%
Pennsylvania	3,561	6.80%	$75,074,205.01	6.42%
Texas	2,550	4.87%	$65,195,552.40	5.58%
Ohio	2,616	5.00%	$56,088,121.98	4.80%
Massachusetts	2,369	4.53%	$48,636,433.86	4.16%
Connecticut	1,936	3.70%	$40,720,702.82	3.48%
Illinois	1,480	2.83%	$35,168,785.66	3.01%
Michigan	1,436	2.74%	$29,596,467.31	2.53%
Georgia	968	1.85%	$23,668,509.75	2.03%
Minnesota	876	1.67%	$18,209,758.00	1.56%
Indiana	797	1.52%	$16,476,947.14	1.41%
North Carolina	646	1.23%	$15,714,415.09	1.34%
Virginia	602	1.15%	$14,890,910.17	1.27%
Wisconsin	657	1.26%	$13,715,480.42	1.17%
Arizona	499	0.95%	$12,262,191.33	1.05%
Maryland	453	0.87%	$12,044,819.99	1.03%
Missouri	441	0.84%	$10,220,337.70	0.87%
New Hampshire	463	0.88%	$9,618,047.00	0.82%
Tennessee	342	0.65%	$8,902,734.18	0.76%
Colorado	369	0.71%	$8,628,007.22	0.74%
Nevada	366	0.70%	$8,112,718.35	0.69%
Rhode Island	356	0.68%	$7,525,613.94	0.64%
Iowa	345	0.66%	$7,392,094.70	0.63%
Louisiana	281	0.54%	$7,272,713.99	0.62%
Washington	270	0.52%	$6,853,676.05	0.59%
South Carolina	243	0.46%	$5,719,835.30	0.49%
Alabama	220	0.42%	$5,599,141.04	0.48%
Kentucky	195	0.37%	$4,382,409.61	0.37%
Nebraska	193	0.37%	$3,910,847.22	0.33%
Utah	156	0.30%	$3,778,142.76	0.32%
Kansas	160	0.31%	$3,775,266.04	0.32%
Delaware	161	0.31%	$3,633,754.16	0.31%
Maine	143	0.27%	$2,912,451.60	0.25%
Oregon	97	0.19%	$2,741,405.48	0.23%
Mississippi	99	0.19%	$2,303,429.39	0.20%
Vermont	116	0.22%	$2,210,256.17	0.19%
Hawaii	96	0.18%	$2,179,934.78	0.19%
Oklahoma	74	0.14%	$1,979,108.34	0.17%
West Virginia	58	0.11%	$1,266,316.60	0.11%
District of Columbia	48	0.09%	$1,261,955.27	0.11%
North Dakota	46	0.09%	$942,375.84	0.08%
South Dakota	43	0.08%	$906,289.36	0.08%
New Mexico	31	0.06%	$757,197.05	0.06%
Arkansas	23	0.04%	$590,182.09	0.05%
Idaho	23	0.04%	$464,038.27	0.04%
Wyoming	13	0.02%	$318,176.41	0.03%
Montana	11	0.02%	$258,345.17	0.02%
Alaska	3	0.01%	$56,024.75	0.00	%(3)

Total	52,337	100.00%	$1,168,693,999.35	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

(3)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Quarter of Maturity Date

Quarters of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
3rd quarter 2012	452	0.86%	$8,200,074.13	0.70%	$6,629,433.65	0.84%
4th quarter 2012	1,533	2.93%	$28,032,810.70	2.40%	$21,936,871.46	2.77%
1st quarter 2013	2,461	4.70%	$48,105,448.31	4.12%	$36,657,289.45	4.62%
2nd quarter 2013	4,076	7.79%	$86,935,515.30	7.44%	$64,347,788.32	8.11%
3rd quarter 2013	7,481	14.29%	$158,000,302.88	13.52%	$112,392,958.94	14.17%
4th quarter 2013	7,089	13.54%	$159,118,271.49	13.62%	$109,582,219.51	13.82%
1st quarter 2014	7,471	14.27%	$172,622,491.97	14.77%	$117,037,737.46	14.76%
2nd quarter 2014	8,086	15.45%	$189,895,911.37	16.25%	$126,861,804.81	16.00%
3rd quarter 2014	9,151	17.48%	$211,888,044.94	18.13%	$134,460,459.95	16.96%
4th quarter 2014	4,147	7.92%	$91,302,690.46	7.81%	$56,224,373.23	7.09%
1st quarter 2015	103	0.20%	$3,984,715.24	0.34%	$2,089,614.79	0.26%
2nd quarter 2015	118	0.23%	$4,792,128.10	0.41%	$2,366,549.25	0.30%
3rd quarter 2015	12	0.02%	$365,655.47	0.03%	$156,419.05	0.02%
4th quarter 2015	14	0.03%	$509,906.74	0.04%	$217,911.30	0.03%
1st quarter 2016	50	0.10%	$1,837,400.20	0.16%	$776,268.40	0.10%
2nd quarter 2016	87	0.17%	$2,933,562.61	0.25%	$1,190,557.61	0.15%
3rd quarter 2016	6	0.01%	$169,069.45	0.01%	$68,207.10	0.01%

Total	52,337	100.00%	$1,168,693,999.35	100.00%	$792,996,464.28	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2012-A

Original Pool Characteristics as of the Cutoff Date
Number of Leases	63,835
Aggregate Securitization Value	$1,338,405,600.85
Base Residual	$914,251,733.82
Securitization Rate	7.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	27	(2)
Seasoning (Months)(1)	12	(2)
Reserve Account Required Balance	$6,692,028.00
Range of FICO Scores	600 to 883
Weighted Average FICO Score	749

Cutoff Date	February 29, 2012
Discounted Base Residual as a % of Securitization Value	58.26%
Base Residual as a % of MSRP	45.74%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	74.88%
Infiniti	25.12%

	Average		Minimum	Maximum
Securitization Value	$20,966.64		$6,933.33	$98,185.78
Base Residual	$14,322.11		$4,399.30	$54,221.00
Seasoning (Months)(1)	12	(2)	3	42
Remaining Term (Months)	27	(2)	18	56
Original Term (Months)	39	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	16,114	25.24%		$278,935,975.55	20.84%
G37	7,459	11.68%		$212,551,312.52	15.88%
Maxima	8,627	13.51%		$204,600,373.59	15.29%
Rogue	9,291	14.55%		$170,209,995.25	12.72%
Murano	4,634	7.26%		$106,658,440.36	7.97%
Sentra	7,415	11.62%		$100,372,441.58	7.50%
M37	941	1.47%		$34,073,874.01	2.55%
Pathfinder	1,391	2.18%		$31,215,230.54	2.33%
QX56	605	0.95%		$30,459,372.04	2.28%
Armada	929	1.46%		$29,071,415.78	2.17%
G25	1,065	1.67%		$25,849,712.97	1.93%
Altima Coupe	1,319	2.07%		$24,280,622.77	1.81%
Frontier	1,072	1.68%		$20,671,198.53	1.54%
FX35	560	0.88%		$18,898,121.00	1.41%
EX35	372	0.58%		$10,303,835.81	0.77%
Versa	695	1.09%		$8,607,893.11	0.64%
Juke	363	0.57%		$6,504,251.57	0.49%
Quest	219	0.34%		$5,618,799.90	0.42%
370Z	174	0.27%		$4,975,049.36	0.37%
GT-R	48	0.08%		$3,450,094.74	0.26%
Xterra	168	0.26%		$3,291,437.91	0.25%
Cube	257	0.40%		$3,248,586.31	0.24%
M56	67	0.10%		$2,928,377.05	0.22%
M35	17	0.03%		$766,708.45	0.06%
Titan	24	0.04%		$529,417.71	0.04%
FX50	7	0.01%		$290,438.98	0.02%
G35	2	0.00	%(2)	$42,623.47	0.00	%(2)

Total	63,835	100.00%		$1,338,405,600.85	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	10,196	15.97%	$183,562,205.37	13.71%
New Jersey	8,417	13.19%	$182,277,769.03	13.62%
Florida	7,875	12.34%	$171,163,706.14	12.79%
California	4,264	6.68%	$96,411,335.54	7.20%
Pennsylvania	4,151	6.50%	$83,634,734.29	6.25%
Texas	3,120	4.89%	$76,637,762.65	5.73%
Ohio	3,430	5.37%	$69,448,452.45	5.19%
Massachusetts	3,021	4.73%	$59,503,517.17	4.45%
Connecticut	2,258	3.54%	$45,921,804.81	3.43%
Illinois	1,797	2.82%	$40,787,233.55	3.05%
Michigan	1,504	2.36%	$30,061,300.58	2.25%
Georgia	1,149	1.80%	$26,590,878.21	1.99%
Minnesota	1,230	1.93%	$24,676,822.66	1.84%
North Carolina	880	1.38%	$19,850,624.24	1.48%
Indiana	912	1.43%	$18,276,775.90	1.37%
Wisconsin	835	1.31%	$17,031,608.05	1.27%
Virginia	725	1.14%	$16,698,111.74	1.25%
Maryland	555	0.87%	$13,738,401.89	1.03%
New Hampshire	698	1.09%	$13,367,326.14	1.00%
Arizona	567	0.89%	$12,813,948.23	0.96%
Missouri	526	0.82%	$11,495,123.82	0.86%
Colorado	497	0.78%	$10,840,376.09	0.81%
Iowa	508	0.80%	$10,081,888.33	0.75%
Tennessee	373	0.58%	$9,268,585.34	0.69%
Rhode Island	423	0.66%	$8,418,128.44	0.63%
Louisiana	340	0.53%	$8,368,370.74	0.63%
Nevada	362	0.57%	$7,697,265.97	0.58%
Washington	316	0.50%	$7,432,343.67	0.56%
South Carolina	340	0.53%	$7,369,280.40	0.55%
Alabama	275	0.43%	$6,477,018.89	0.48%
Kentucky	263	0.41%	$5,475,794.19	0.41%
Nebraska	260	0.41%	$5,134,830.07	0.38%
Utah	213	0.33%	$4,591,921.82	0.34%
Kansas	202	0.32%	$4,296,649.17	0.32%
Maine	207	0.32%	$4,045,532.30	0.30%
Delaware	184	0.29%	$3,943,371.06	0.29%
Hawaii	125	0.20%	$2,672,674.66	0.20%
Vermont	146	0.23%	$2,654,928.95	0.20%
Mississippi	116	0.18%	$2,579,916.00	0.19%
Oklahoma	94	0.15%	$2,375,354.78	0.18%
Oregon	91	0.14%	$2,210,440.16	0.17%
North Dakota	76	0.12%	$1,561,637.27	0.12%
West Virginia	71	0.11%	$1,429,663.33	0.11%
District of Columbia	54	0.08%	$1,240,723.48	0.09%
New Mexico	42	0.07%	$1,106,113.30	0.08%
South Dakota	41	0.06%	$907,367.29	0.07%
Arkansas	33	0.05%	$785,960.70	0.06%
Idaho	30	0.05%	$633,094.18	0.05%
Montana	19	0.03%	$361,943.53	0.03%
Wyoming	17	0.03%	$353,281.03	0.03%
Alaska	7	0.01%	$141,703.26	0.01%

Total	63,835	100.00%	$1,338,405,600.85	100.00%

(1)	Based on the billing addresses of the lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
3rd quarter 2013	3,297	5.16%	$60,615,456.89	4.53%	$46,238,556.27	5.06%
4th quarter 2013	10,169	15.93%	$195,288,438.08	14.59%	$142,692,791.17	15.61%
1st quarter 2014	10,770	16.87%	$220,703,774.55	16.49%	$158,628,531.00	17.35%
2nd quarter 2014	11,441	17.92%	$240,071,267.78	17.94%	$167,337,396.80	18.30%
3rd quarter 2014	11,890	18.63%	$254,285,175.67	19.00%	$167,536,470.56	18.32%
4th quarter 2014	11,625	18.21%	$259,126,477.01	19.36%	$165,962,662.55	18.15%
1st quarter 2015	4,366	6.84%	$97,578,377.99	7.29%	$60,805,471.37	6.65%
2nd quarter 2015	52	0.08%	$2,076,743.34	0.16%	$1,064,646.55	0.12%
3rd quarter 2015	99	0.16%	$4,068,515.10	0.30%	$2,043,284.50	0.22%
4th quarter 2015	24	0.04%	$754,473.04	0.06%	$343,110.95	0.04%
1st quarter 2016	5	0.01%	$170,140.61	0.01%	$71,209.25	0.01%
2nd quarter 2016	27	0.04%	$1,094,740.29	0.08%	$480,503.95	0.05%
3rd quarter 2016	49	0.08%	$2,007,166.82	0.15%	$829,300.05	0.09%
4th quarter 2016	21	0.03%	$564,853.69	0.04%	$217,798.85	0.02%

Total	63,835	100.00%	$1,338,405,600.85	100.00%	$914,251,733.82	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2012-B

Original Pool Characteristics as of the Cutoff Date
Number of Leases	40,104
Aggregate Securitization Value	$903,616,273.65
Base Residual	$627,132,358.72
Securitization Rate	7.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	28	(2)
Seasoning (Months)(1)	11	(2)
Reserve Account Required Balance	$4,518,081.37
Range of FICO Scores	600 to 884
Weighted Average FICO Score	745

Cutoff Date	September 30, 2012
Discounted Base Residual as a % of Securitization Value	58.91%
Base Residual as a % of MSRP	49.22%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	76.06%
Infiniti	23.94%

	Average		Minimum	Maximum
Securitization Value	$22,531.82		$8,255.90	$75,484.26
Base Residual	$15,637.65		$5,383.50	$55,654.20
Seasoning (Months)(1)	11	(2)	2	46
Remaining Term (Months)	28	(2)	12	58
Original Term (Months)	39	(2)	24	60

(1)	Seasoning is the number of months elapsed since origination of a Lease.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	11,040	27.53%		$202,820,511.29	22.45%
Maxima	4,844	12.08%		$124,593,512.47	13.79%
Rogue	6,245	15.57%		$121,814,243.18	13.48%
G37	3,457	8.62%		$109,838,674.65	12.16%
Murano	2,854	7.12%		$71,919,472.97	7.96%
Sentra	3,909	9.75%		$59,778,098.11	6.62%
M37	669	1.67%		$25,625,886.21	2.84%
QX56	491	1.22%		$24,761,511.36	2.74%
Frontier	1,106	2.76%		$23,905,688.60	2.65%
G25	731	1.82%		$18,703,629.04	2.07%
Pathfinder	745	1.86%		$17,728,053.75	1.96%
FX35	505	1.26%		$16,988,562.51	1.88%
Altima Coupe	806	2.01%		$16,773,494.55	1.86%
Armada	452	1.13%		$14,664,583.75	1.62%
JX35	249	0.62%		$10,691,165.42	1.18%
Quest	302	0.75%		$7,694,757.56	0.85%
Versa	571	1.42%		$7,422,314.71	0.82%
Juke	354	0.88%		$6,865,588.03	0.76%
EX35	236	0.59%		$6,783,096.55	0.75%
370Z	203	0.51%		$6,103,404.30	0.68%
Xterra	203	0.51%		$4,117,020.31	0.46%
M56	32	0.08%		$1,420,904.08	0.16%
M35	23	0.06%		$994,795.88	0.11%
Cube	51	0.13%		$695,783.22	0.08%
FX50	12	0.03%		$495,989.41	0.05%
Titan	12	0.03%		$299,015.75	0.03%
GT-R	2	0.00	%(2)	$116,515.98	0.01%

Total	40,104	100.00%		$903,616,273.65	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New Jersey	4,302	10.73%	$89,463,861.27	9.90%
Florida	4,016	10.01%	$83,364,944.34	9.23%
California	3,266	8.14%	$79,358,854.39	8.78%
New York	3,708	9.25%	$71,385,803.66	7.90%
Pennsylvania	2,940	7.33%	$65,065,713.94	7.20%
Texas	2,344	5.84%	$62,507,632.29	6.92%
Ohio	2,586	6.45%	$57,036,720.98	6.31%
Massachusetts	1,996	4.98%	$43,701,487.10	4.84%
Connecticut	1,677	4.18%	$36,828,747.78	4.08%
Illinois	1,474	3.68%	$36,514,301.04	4.04%
Georgia	868	2.16%	$21,873,938.37	2.42%
Michigan	965	2.41%	$21,808,052.05	2.41%
Minnesota	948	2.36%	$21,095,572.16	2.33%
North Carolina	667	1.66%	$16,783,667.99	1.86%
Virginia	625	1.56%	$15,808,531.54	1.75%
Indiana	697	1.74%	$15,265,122.25	1.69%
Wisconsin	674	1.68%	$14,641,394.81	1.62%
Maryland	517	1.29%	$14,640,030.82	1.62%
Arizona	489	1.22%	$11,936,864.43	1.32%
Colorado	468	1.17%	$10,591,717.68	1.17%
New Hampshire	477	1.19%	$10,078,187.79	1.12%
Missouri	389	0.97%	$9,341,423.45	1.03%
Iowa	387	0.96%	$8,478,613.71	0.94%
Tennessee	306	0.76%	$8,229,244.24	0.91%
Louisiana	269	0.67%	$7,180,115.41	0.79%
Nevada	305	0.76%	$6,851,917.37	0.76%
Rhode Island	310	0.77%	$6,554,555.59	0.73%
Washington	227	0.57%	$6,038,102.09	0.67%
South Carolina	227	0.57%	$5,273,774.38	0.58%
Kentucky	231	0.58%	$5,071,017.05	0.56%
Alabama	187	0.47%	$4,437,768.79	0.49%
Nebraska	190	0.47%	$4,228,900.59	0.47%
Kansas	169	0.42%	$3,977,277.61	0.44%
Maine	191	0.48%	$3,941,754.46	0.44%
Utah	142	0.35%	$3,495,495.08	0.39%
Delaware	142	0.35%	$3,248,860.73	0.36%
Vermont	110	0.27%	$2,234,291.04	0.25%
Hawaii	94	0.23%	$2,225,205.99	0.25%
Mississippi	86	0.21%	$2,064,549.05	0.23%
Oregon	77	0.19%	$2,025,568.34	0.22%
Oklahoma	61	0.15%	$1,790,804.00	0.20%
West Virginia	61	0.15%	$1,404,120.35	0.16%
North Dakota	53	0.13%	$1,177,280.67	0.13%
South Dakota	45	0.11%	$983,592.88	0.11%
New Mexico	36	0.09%	$981,580.20	0.11%
District of Columbia	33	0.08%	$911,986.10	0.10%
Arkansas	25	0.06%	$685,288.66	0.08%
Idaho	21	0.05%	$421,506.55	0.05%
Wyoming	15	0.04%	$344,885.93	0.04%
Montana	11	0.03%	$265,646.63	0.03%

Total	40,104	100.00%	$903,616,273.65	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
4th quarter 2013	657	1.64%	$13,020,510.83	1.44%	$10,642,803.58	1.70%
1st quarter 2014	1,305	3.25%	$27,285,375.27	3.02%	$21,638,882.30	3.45%
2nd quarter 2014	4,031	10.05%	$85,891,341.80	9.51%	$65,589,881.40	10.46%
3rd quarter 2014	4,735	11.81%	$102,803,457.11	11.38%	$75,022,633.43	11.96%
4th quarter 2014	6,601	16.46%	$144,357,842.89	15.98%	$101,576,749.98	16.20%
1st quarter 2015	7,392	18.43%	$165,264,571.32	18.29%	$114,084,668.63	18.19%
2nd quarter 2015	6,044	15.07%	$142,595,528.02	15.78%	$96,719,442.49	15.42%
3rd quarter 2015	6,015	15.00%	$142,935,633.46	15.82%	$92,759,782.87	14.79%
4th quarter 2015	3,145	7.84%	$72,692,748.46	8.04%	$45,775,617.34	7.30%
1st quarter 2016	50	0.12%	$1,789,770.59	0.20%	$991,734.35	0.16%
2nd quarter 2016	27	0.07%	$1,194,798.06	0.13%	$621,090.40	0.10%
3rd quarter 2016	25	0.06%	$719,616.77	0.08%	$381,002.00	0.06%
4th quarter 2016	33	0.08%	$1,311,133.36	0.15%	$583,637.60	0.09%
1st quarter 2017	14	0.03%	$536,946.74	0.06%	$222,012.30	0.04%
2nd quarter 2017	18	0.04%	$811,564.59	0.09%	$346,275.85	0.06%
3rd quarter 2017	12	0.03%	$405,434.37	0.04%	$176,144.20	0.03%

Total	40,104	100.00%	$903,616,273.65	100.00%	$627,132,358.72	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2013-A

Original Pool Characteristics as of the Cutoff Date
Number of Leases	66,441
Aggregate Securitization Value	$1,517,865,698.77
Base Residual	$1,079,757,469.88
Securitization Rate	7.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	26	(2)
Seasoning (Months)(1)	13	(2)
Reserve Account Required Balance	$7,589,328.49
Range of FICO Scores	600 to 886
Weighted Average FICO Score	743

Cutoff Date	April 30, 2013
Discounted Base Residual as a % of Securitization Value	61.00%
Base Residual as a % of MSRP	49.26%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	70.50%
Infiniti	29.50%

	Average		Minimum	Maximum
Securitization Value	$22,845.32		$8,567.82	$109,668.05
Base Residual	$16,251.37		$4,801.50	$66,708.00
Seasoning (Months)(1)	13	(2)	2	44
Remaining Term (Months)	26	(2)	12	58
Original Term (Months)	39	(2)	24	60

(1)	Seasoning is the number of months elapsed since origination of a Lease.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	15,770	23.74%	$282,183,042.35	18.59%
Rogue	12,588	18.95%	$237,845,632.96	15.67%
G37	6,171	9.29%	$199,363,419.89	13.13%
Maxima	6,768	10.19%	$169,657,037.76	11.18%
M37	3,040	4.58%	$114,789,913.62	7.56%
Murano	4,477	6.74%	$109,585,877.94	7.22%
Sentra	6,479	9.75%	$92,432,788.70	6.09%
QX56	1,025	1.54%	$56,463,694.22	3.72%
Frontier	1,985	2.99%	$41,497,006.38	2.73%
Pathfinder	1,496	2.25%	$38,479,511.51	2.54%
FX37	673	1.01%	$26,553,913.00	1.75%
Altima Coupe	1,038	1.56%	$20,419,267.69	1.35%
Armada	553	0.83%	$17,512,013.06	1.15%
Versa	1,011	1.52%	$12,530,038.06	0.83%
Quest	527	0.79%	$12,244,789.41	0.81%
FX35	341	0.51%	$11,936,052.65	0.79%
JX35	274	0.41%	$11,289,117.76	0.74%
Juke	549	0.83%	$10,734,662.27	0.71%
G25	356	0.54%	$9,378,843.13	0.62%
370Z	314	0.47%	$9,352,121.37	0.62%
Xterra	393	0.59%	$7,939,609.54	0.52%
GT-R	78	0.12%	$6,395,692.21	0.42%
M56	137	0.21%	$5,938,743.36	0.39%
M35	128	0.19%	$5,312,408.02	0.35%
EX35	141	0.21%	$4,380,944.38	0.29%
EX37	44	0.07%	$1,588,407.05	0.10%
FX50	14	0.02%	$757,391.64	0.05%
Cube	47	0.07%	$690,871.72	0.05%
Titan	24	0.04%	$612,887.12	0.04%

Total	66,441	100.00%	$1,517,865,698.77	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
California	5,819	8.76%	$156,059,581.48	10.28%
New Jersey	7,267	10.94%	$151,550,873.55	9.98%
Florida	6,972	10.49%	$151,543,439.70	9.98%
New York	7,079	10.65%	$132,747,525.05	8.75%
Texas	3,673	5.53%	$104,179,053.85	6.86%
Pennsylvania	4,692	7.06%	$103,453,030.38	6.82%
Ohio	3,835	5.77%	$84,014,863.59	5.54%
Massachusetts	3,133	4.72%	$67,776,244.60	4.47%
Connecticut	2,808	4.23%	$60,747,289.62	4.00%
Illinois	2,469	3.72%	$60,618,308.78	3.99%
Georgia	1,337	2.01%	$35,217,267.47	2.32%
Michigan	1,489	2.24%	$33,043,767.27	2.18%
Minnesota	1,409	2.12%	$30,530,265.42	2.01%
North Carolina	1,121	1.69%	$28,653,229.86	1.89%
Indiana	1,090	1.64%	$23,687,829.54	1.56%
Maryland	792	1.19%	$23,234,797.47	1.53%
Virginia	892	1.34%	$22,497,264.82	1.48%
Wisconsin	981	1.48%	$20,968,184.51	1.38%
Colorado	855	1.29%	$19,320,462.47	1.27%
Arizona	751	1.13%	$19,077,522.07	1.26%
Missouri	620	0.93%	$14,568,238.46	0.96%
New Hampshire	698	1.05%	$14,524,373.25	0.96%
Tennessee	488	0.73%	$13,493,461.81	0.89%
Louisiana	456	0.69%	$12,694,076.36	0.84%
Iowa	562	0.85%	$12,334,287.48	0.81%
Washington	417	0.63%	$11,269,058.20	0.74%
Nevada	448	0.67%	$10,448,074.90	0.69%
Rhode Island	467	0.70%	$10,339,949.33	0.68%
South Carolina	386	0.58%	$9,342,305.31	0.62%
Kentucky	398	0.60%	$8,670,249.79	0.57%
Alabama	309	0.47%	$7,903,986.84	0.52%
Utah	303	0.46%	$7,576,198.02	0.50%
Nebraska	329	0.50%	$6,934,349.53	0.46%
Maine	337	0.51%	$6,395,734.35	0.42%
Delaware	226	0.34%	$5,117,605.04	0.34%
Kansas	210	0.32%	$4,823,781.34	0.32%
Vermont	219	0.33%	$4,326,234.98	0.29%
Mississippi	161	0.24%	$4,170,764.77	0.27%
Hawaii	169	0.25%	$3,998,987.75	0.26%
Oregon	128	0.19%	$3,535,170.26	0.23%
Oklahoma	95	0.14%	$2,888,613.34	0.19%
New Mexico	81	0.12%	$2,520,510.66	0.17%
West Virginia	110	0.17%	$2,491,300.15	0.16%
District of Columbia	76	0.11%	$2,104,622.59	0.14%
South Dakota	87	0.13%	$2,001,689.86	0.13%
North Dakota	89	0.13%	$1,943,511.21	0.13%
Arkansas	37	0.06%	$937,888.09	0.06%
Idaho	30	0.05%	$674,911.20	0.04%
Montana	21	0.03%	$478,448.58	0.03%
Wyoming	15	0.02%	$326,530.91	0.02%
Alaska	5	0.01%	$109,982.91	0.01%

Total	66,441	100.00%	$1,517,865,698.77	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
2nd quarter 2014	4,389	6.61%	$80,094,685.67	5.28%	$66,191,144.91	6.13%
3rd quarter 2014	2,097	3.16%	$45,574,794.05	3.00%	$36,905,154.87	3.42%
4th quarter 2014	8,203	12.35%	$169,947,815.04	11.20%	$132,158,650.73	12.24%
1st quarter 2015	7,885	11.87%	$163,091,026.46	10.74%	$121,899,803.36	11.29%
2nd quarter 2015	8,139	12.25%	$180,231,196.51	11.87%	$132,395,649.73	12.26%
3rd quarter 2015	11,606	17.47%	$264,230,674.19	17.41%	$186,005,932.28	17.23%
4th quarter 2015	11,195	16.85%	$262,231,194.95	17.28%	$177,219,422.63	16.41%
1st quarter 2016	9,697	14.59%	$251,025,443.16	16.54%	$164,880,303.34	15.27%
2nd quarter 2016	2,639	3.97%	$83,039,930.86	5.47%	$53,070,780.46	4.92%
3rd quarter 2016	144	0.22%	$4,163,210.15	0.27%	$2,308,882.35	0.21%
4th quarter 2016	125	0.19%	$3,807,171.17	0.25%	$2,017,509.00	0.19%
1st quarter 2017	47	0.07%	$1,675,120.39	0.11%	$810,664.80	0.08%
2nd quarter 2017	37	0.06%	$1,640,645.59	0.11%	$738,300.55	0.07%
3rd quarter 2017	86	0.13%	$2,683,905.53	0.18%	$1,225,984.46	0.11%
4th quarter 2017	102	0.15%	$2,971,323.30	0.20%	$1,303,485.66	0.12%
1st quarter 2018	50	0.08%	$1,457,561.75	0.10%	$625,800.75	0.06%

Total	66,441	100.00%	$1,517,865,698.77	100.00%	$1,079,757,469.88	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2013-B

Original Pool Characteristics as of the Cutoff Date
Number of Leases	43,593
Aggregate Securitization Value	$963,859,720.12
Base Residual	$687,569,434.55
Securitization Rate	7.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	26	(2)
Seasoning (Months)(1)	13	(2)
Reserve Account Required Balance	$4,819,298.60
Range of FICO Scores	600 to 884
Weighted Average FICO Score	744

Cutoff Date	August 31, 2013
Discounted Base Residual as a % of Securitization Value	61.24%
Base Residual as a % of MSRP	49.41%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	79.20%
Infiniti	20.80%

	Average		Minimum	Maximum
Securitization Value	$22,110.42		$8,285.41	$95,125.89
Base Residual	$15,772.47		$5,122.10	$55,919.85
Seasoning (Months)(1)	13	(2)	2	48
Remaining Term (Months)	26	(2)	12	58
Original Term (Months)	39	(2)	24	60

(1)	Seasoning is the number of months elapsed since origination of a Lease.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	10,451	23.97%	$194,130,990.61	20.14%
Rogue	9,334	21.41%	$174,757,531.95	18.13%
G37	3,688	8.46%	$116,415,433.58	12.08%
Maxima	4,055	9.30%	$102,470,266.85	10.63%
Murano	2,950	6.77%	$74,441,750.70	7.72%
Sentra	4,300	9.86%	$63,799,504.34	6.62%
Pathfinder	2,124	4.87%	$57,910,393.29	6.01%
Frontier	1,099	2.52%	$23,617,640.14	2.45%
QX56	383	0.88%	$20,439,206.48	2.12%
M37	461	1.06%	$17,773,960.14	1.84%
JX35	352	0.81%	$13,663,713.15	1.42%
Juke	691	1.59%	$13,542,148.98	1.40%
Altima Coupe	686	1.57%	$13,425,880.78	1.39%
Armada	330	0.76%	$11,274,102.17	1.17%
Quest	416	0.95%	$9,715,762.27	1.01%
FX37	246	0.56%	$9,554,648.47	0.99%
G25	384	0.88%	$9,386,415.31	0.97%
370Z	270	0.62%	$7,978,152.01	0.83%
FX35	233	0.53%	$7,618,738.02	0.79%
Versa	606	1.39%	$7,467,483.94	0.77%
Xterra	267	0.61%	$5,423,215.84	0.56%
EX35	93	0.21%	$2,579,571.71	0.27%
GT-R	33	0.08%	$2,069,793.01	0.21%
M35	23	0.05%	$940,575.23	0.10%
M56	17	0.04%	$837,275.39	0.09%
EX37	22	0.05%	$755,400.75	0.08%
Cube	42	0.10%	$692,633.73	0.07%
Titan	24	0.06%	$615,719.77	0.06%
FX50	13	0.03%	$561,811.51	0.06%

Total	43,593	100.00%	$963,859,720.12	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
Florida	4,705	10.79%	$101,021,604.83	10.48%
New Jersey	4,753	10.90%	$98,564,193.17	10.23%
New York	4,635	10.63%	$84,759,755.01	8.79%
California	3,208	7.36%	$79,726,495.69	8.27%
Pennsylvania	3,370	7.73%	$72,919,750.51	7.57%
Texas	2,197	5.04%	$58,383,176.33	6.06%
Ohio	2,589	5.94%	$56,662,156.59	5.88%
Massachusetts	2,327	5.34%	$48,769,831.23	5.06%
Connecticut	1,950	4.47%	$41,856,650.39	4.34%
Illinois	1,633	3.75%	$39,449,111.49	4.09%
Michigan	1,072	2.46%	$23,363,616.32	2.42%
Minnesota	975	2.24%	$20,889,578.54	2.17%
Georgia	731	1.68%	$18,194,186.42	1.89%
North Carolina	684	1.57%	$16,571,268.07	1.72%
Indiana	741	1.70%	$15,896,787.13	1.65%
Wisconsin	658	1.51%	$13,840,285.83	1.44%
Maryland	484	1.11%	$13,225,927.36	1.37%
Virginia	540	1.24%	$13,040,126.75	1.35%
Colorado	586	1.34%	$13,018,145.84	1.35%
Arizona	460	1.06%	$11,193,742.82	1.16%
New Hampshire	515	1.18%	$10,750,912.42	1.12%
Missouri	392	0.90%	$9,227,595.51	0.96%
Iowa	363	0.83%	$8,105,918.44	0.84%
Tennessee	310	0.71%	$8,002,231.88	0.83%
Washington	278	0.64%	$7,082,658.34	0.73%
Rhode Island	316	0.72%	$6,608,956.68	0.69%
Louisiana	245	0.56%	$6,533,439.69	0.68%
South Carolina	249	0.57%	$5,993,064.09	0.62%
Kentucky	262	0.60%	$5,801,899.09	0.60%
Nevada	245	0.56%	$5,666,020.40	0.59%
Nebraska	258	0.59%	$5,395,201.52	0.56%
Maine	258	0.59%	$5,276,038.25	0.55%
Utah	212	0.49%	$5,138,054.06	0.53%
Alabama	171	0.39%	$4,318,511.61	0.45%
Delaware	162	0.37%	$3,727,455.46	0.39%
Kansas	161	0.37%	$3,702,818.26	0.38%
Vermont	152	0.35%	$3,019,588.42	0.31%
Oregon	101	0.23%	$2,550,845.49	0.26%
Oklahoma	85	0.19%	$2,449,161.25	0.25%
Mississippi	94	0.22%	$2,324,492.38	0.24%
Hawaii	97	0.22%	$2,187,951.81	0.23%
New Mexico	53	0.12%	$1,553,913.05	0.16%
West Virginia	70	0.16%	$1,533,781.22	0.16%
North Dakota	53	0.12%	$1,214,935.00	0.13%
District of Columbia	50	0.11%	$1,191,749.67	0.12%
South Dakota	50	0.11%	$1,137,486.73	0.12%
Idaho	40	0.09%	$801,486.88	0.08%
Montana	21	0.05%	$419,118.70	0.04%
Arkansas	14	0.03%	$370,898.63	0.04%
Wyoming	14	0.03%	$329,131.70	0.03%
Alaska	4	0.01%	$98,013.17	0.01%

Total	43,593	100.00%	$963,859,720.12	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
4th quarter 2014	669	1.53%	$11,917,431.77	1.24%	$9,606,468.16	1.40%
1st quarter 2015	3,921	8.99%	$77,434,484.07	8.03%	$61,464,806.23	8.94%
2nd quarter 2015	5,362	12.30%	$110,341,087.42	11.45%	$85,745,894.24	12.47%
3rd quarter 2015	7,040	16.15%	$150,210,048.14	15.58%	$111,881,332.77	16.27%
4th quarter 2015	8,814	20.22%	$176,293,096.03	18.29%	$124,859,236.88	18.16%
1st quarter 2016	6,418	14.72%	$139,208,409.31	14.44%	$96,747,066.41	14.07%
2nd quarter 2016	7,137	16.37%	$177,348,527.00	18.40%	$118,837,875.22	17.28%
3rd quarter 2016	4,040	9.27%	$113,776,543.40	11.80%	$74,726,633.83	10.87%
4th quarter 2016	58	0.13%	$2,268,946.69	0.24%	$1,363,450.06	0.20%
1st quarter 2017	33	0.08%	$1,399,961.44	0.15%	$706,851.35	0.10%
2nd quarter 2017	32	0.07%	$1,284,205.77	0.13%	$613,877.40	0.09%
3rd quarter 2017	7	0.02%	$342,523.07	0.04%	$164,329.75	0.02%
4th quarter 2017	5	0.01%	$145,353.68	0.02%	$61,876.60	0.01%
1st quarter 2018	30	0.07%	$877,831.42	0.09%	$392,248.55	0.06%
2nd quarter 2018	24	0.06%	$838,971.47	0.09%	$332,598.65	0.05%
3rd quarter 2018	3	0.01%	$172,299.44	0.02%	$64,888.45	0.01%

Total	43,593	100.00%	$963,859,720.12	100.00%	$687,569,434.55	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2014-A

Original Pool Characteristics as of the Cutoff Date
Number of Leases	43,572
Aggregate Securitization Value	$1,011,912,858.76
Base Residual	$709,510,529.94
Securitization Rate	7.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	26	(2)
Seasoning (Months)(1)	13	(2)
Reserve Account Required Balance	$5,059,564.29
Range of FICO Scores	600 to 884
Weighted Average FICO Score	741

Cutoff Date	May 31, 2014
Discounted Base Residual as a % of Securitization Value	60.20%
Base Residual as a % of MSRP	48.48%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	78.09%
Infiniti	21.91%

	Average		Minimum	Maximum
Securitization Value	$23,223.92		$8,493.76	$104,240.10
Base Residual	$16,283.63		$5,218.85	$56,632.50
Seasoning (Months)(1)	13	(2)	3	32
Remaining Term (Months)	26	(2)	12	57
Original Term (Months)	39	(2)	24	60

(1)	Seasoning is the number of months elapsed since origination of a Lease.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	7,331	16.83%		$139,658,085.41	13.80%
Maxima	5,495	12.61%		$139,406,871.86	13.78%
Rogue	6,623	15.20%		$122,702,078.24	12.13%
G37	3,166	7.27%		$102,652,741.67	10.14%
Murano	4,037	9.27%		$100,599,592.50	9.94%
Pathfinder	3,232	7.42%		$79,671,506.87	7.87%
Juke	3,566	8.18%		$68,168,919.21	6.74%
JX35	1,299	2.98%		$46,819,506.82	4.63%
Sentra	2,939	6.75%		$44,452,469.25	4.39%
Q50	524	1.20%		$19,439,139.26	1.92%
Frontier	886	2.03%		$18,851,667.89	1.86%
Quest	794	1.82%		$18,618,547.74	1.84%
QX56	286	0.66%		$15,519,127.89	1.53%
370Z	510	1.17%		$15,064,936.05	1.49%
Armada	394	0.90%		$14,092,485.14	1.39%
M37	283	0.65%		$10,495,128.38	1.04%
QX60	251	0.58%		$9,908,033.70	0.98%
Versa	749	1.72%		$9,768,767.39	0.97%
Xterra	386	0.89%		$8,370,090.83	0.83%
QX80	123	0.28%		$7,415,096.97	0.73%
Altima Coupe	310	0.71%		$5,756,641.08	0.57%
FX37	116	0.27%		$4,165,717.46	0.41%
GT-R	42	0.10%		$3,475,845.30	0.34%
QX70	55	0.13%		$2,212,764.60	0.22%
Cube	61	0.14%		$950,940.18	0.09%
EX37	26	0.06%		$832,747.90	0.08%
Q60	14	0.03%		$557,339.44	0.06%
Titan	17	0.04%		$412,338.02	0.04%
G25	16	0.04%		$389,259.69	0.04%
FX35	11	0.03%		$368,340.79	0.04%
M56	8	0.02%		$367,586.95	0.04%
EX35	11	0.03%		$300,627.30	0.03%
M35	6	0.01%		$258,676.84	0.03%
QX50	3	0.01%		$96,938.99	0.01%
FX50	2	0.00	%(2)	$92,301.15	0.01%

Total	43,572	100.00%		$1,011,912,858.76	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New Jersey	5,096	11.70%	$110,668,574.38	10.94%
Florida	4,378	10.05%	$95,640,982.56	9.45%
New York	4,644	10.66%	$84,353,006.66	8.34%
California	3,158	7.25%	$82,368,981.54	8.14%
Pennsylvania	3,150	7.23%	$72,302,216.14	7.15%
Texas	2,460	5.65%	$69,956,430.67	6.91%
Ohio	2,681	6.15%	$61,790,747.08	6.11%
Illinois	1,792	4.11%	$45,854,934.09	4.53%
Massachusetts	1,974	4.53%	$44,033,822.34	4.35%
Connecticut	1,843	4.23%	$41,644,410.61	4.12%
Michigan	1,075	2.47%	$24,879,626.19	2.46%
Minnesota	1,004	2.30%	$22,432,418.21	2.22%
Georgia	728	1.67%	$20,236,674.46	2.00%
Indiana	806	1.85%	$18,542,857.70	1.83%
North Carolina	640	1.47%	$16,493,277.22	1.63%
Wisconsin	620	1.42%	$14,463,226.88	1.43%
Maryland	490	1.12%	$13,970,868.60	1.38%
Colorado	587	1.35%	$13,879,113.13	1.37%
Virginia	527	1.21%	$13,661,593.81	1.35%
New Hampshire	576	1.32%	$12,684,436.71	1.25%
Arizona	417	0.96%	$11,006,464.80	1.09%
Missouri	410	0.94%	$10,393,807.27	1.03%
Tennessee	354	0.81%	$10,187,068.60	1.01%
Iowa	401	0.92%	$9,288,684.36	0.92%
Washington	283	0.65%	$7,653,229.36	0.76%
Louisiana	253	0.58%	$7,044,460.87	0.70%
Nevada	266	0.61%	$6,415,834.43	0.63%
Maine	291	0.67%	$6,273,756.29	0.62%
Utah	250	0.57%	$5,924,299.39	0.59%
Rhode Island	256	0.59%	$5,633,343.58	0.56%
South Carolina	225	0.52%	$5,616,277.45	0.56%
Nebraska	247	0.57%	$5,612,379.00	0.55%
Kentucky	232	0.53%	$5,467,389.67	0.54%
Alabama	197	0.45%	$5,207,521.30	0.51%
Kansas	156	0.36%	$3,525,312.35	0.35%
Delaware	155	0.36%	$3,507,120.37	0.35%
Vermont	152	0.35%	$3,088,616.30	0.31%
Oklahoma	94	0.22%	$2,934,282.78	0.29%
Oregon	103	0.24%	$2,585,712.91	0.26%
Hawaii	114	0.26%	$2,536,516.55	0.25%
Mississippi	81	0.19%	$2,137,445.83	0.21%
West Virginia	82	0.19%	$1,860,018.77	0.18%
New Mexico	53	0.12%	$1,550,262.67	0.15%
District of Columbia	54	0.12%	$1,432,515.01	0.14%
North Dakota	51	0.12%	$1,233,611.98	0.12%
South Dakota	45	0.10%	$1,100,229.31	0.11%
Idaho	43	0.10%	$949,585.05	0.09%
Montana	32	0.07%	$746,781.49	0.07%
Arkansas	19	0.04%	$529,678.77	0.05%
Wyoming	21	0.05%	$481,713.15	0.05%
Alaska	6	0.01%	$130,740.12	0.01%

Total	43,572	100.00%	$1,011,912,858.76	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
2nd quarter 2015	164	0.38%		$3,321,602.24	0.33%	$2,580,776.94	0.36%
3rd quarter 2015	1,559	3.58%		$30,033,531.86	2.97%	$23,214,092.41	3.27%
4th quarter 2015	4,127	9.47%		$82,943,657.05	8.20%	$63,030,501.76	8.88%
1st quarter 2016	6,460	14.83%		$144,120,769.98	14.24%	$107,693,618.97	15.18%
2nd quarter 2016	6,773	15.54%		$151,522,204.64	14.97%	$110,768,659.73	15.61%
3rd quarter 2016	7,924	18.19%		$185,343,069.50	18.32%	$130,474,010.08	18.39%
4th quarter 2016	7,485	17.18%		$195,757,611.25	19.35%	$130,488,629.03	18.39%
1st quarter 2017	7,201	16.53%		$174,840,473.57	17.28%	$116,047,407.13	16.36%
2nd quarter 2017	1,517	3.48%		$32,525,407.46	3.21%	$20,689,415.00	2.92%
3rd quarter 2017	61	0.14%		$1,975,761.87	0.20%	$1,032,226.52	0.15%
4th quarter 2017	51	0.12%		$2,000,781.57	0.20%	$988,705.95	0.14%
1st quarter 2018	24	0.06%		$811,290.42	0.08%	$411,768.90	0.06%
2nd quarter 2018	2	0.00	%(2)	$72,401.85	0.01%	$24,361.20	0.00	%(2)
3rd quarter 2018	35	0.08%		$1,151,583.66	0.11%	$364,662.50	0.05%
4th quarter 2018	85	0.20%		$2,463,109.58	0.24%	$760,546.75	0.11%
1st quarter 2019	104	0.24%		$3,029,602.26	0.30%	$941,147.07	0.13%

Total	43,572	100.00%		$1,011,912,858.76	100.00%	$709,510,529.94	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Lease Static Pool Statistics - 2014-B

Original Pool Characteristics as of the Cutoff Date
Number of Leases	50,582
Aggregate Securitization Value	$1,147,955,544.36
Base Residual	$775,709,147.78
Securitization Rate	7.00%
Weighted Average Original Term (Months)	39	(2)
Weighted Average Remaining Term (Months)	31	(2)
Seasoning (Months)(1)	8	(2)
Reserve Account Required Balance	$5,631,288.09
Range of FICO Scores	600 to 900
Weighted Average FICO Score	743

Cutoff Date	August 31, 2014
Discounted Base Residual as a % of Securitization Value	56.45%
Base Residual as a % of MSRP	48.46%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	81.90%
Infiniti	18.10%

	Average		Minimum	Maximum
Securitization Value	$22,694.94		$7,961.96	$128,498.13
Base Residual	$15,335.68		$4,024.35	$68,904.00
Seasoning (Months)(1)	8	(2)	1	37
Remaining Term (Months)	31	(2)	13	59
Original Term (Months)	39	(2)	24	60

(1)	Seasoning is the number of months elapsed since origination of a Lease.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	11,030	21.81%		$223,245,458.65	19.45%
Maxima	6,550	12.95%		$166,635,186.53	14.52%
Altima	8,951	17.70%		$166,281,856.95	14.49%
Murano	4,554	9.00%		$117,428,456.69	10.23%
JX35	2,102	4.16%		$71,924,942.21	6.27%
Sentra	3,983	7.87%		$57,848,256.02	5.04%
Pathfinder	2,022	4.00%		$51,303,817.98	4.47%
Juke	2,529	5.00%		$49,214,915.14	4.29%
Q50	1,499	2.96%		$49,127,832.71	4.28%
Frontier	1,831	3.62%		$39,824,925.30	3.47%
QX60	742	1.47%		$28,849,882.00	2.51%
G37	950	1.88%		$25,086,254.41	2.19%
Versa	1,233	2.44%		$15,857,858.32	1.38%
370Z	472	0.93%		$13,800,229.93	1.20%
Quest	520	1.03%		$12,576,848.43	1.10%
QX80	184	0.36%		$10,861,525.42	0.95%
Armada	207	0.41%		$7,780,844.28	0.68%
Q60	209	0.41%		$7,206,381.33	0.63%
GT-R	67	0.13%		$5,849,747.89	0.51%
Xterra	237	0.47%		$5,617,412.75	0.49%
M37	137	0.27%		$4,892,780.63	0.43%
QX70	125	0.25%		$4,759,952.99	0.41%
Crew Cab	166	0.33%		$3,138,397.32	0.27%
Titan	102	0.20%		$2,946,365.98	0.26%
QX56	45	0.09%		$2,259,608.23	0.20%
QX50	43	0.09%		$1,407,647.58	0.12%
FX37	29	0.06%		$953,971.98	0.08%
Cube	34	0.07%		$575,045.16	0.05%
Altima Coupe	16	0.03%		$258,463.71	0.02%
EX37	6	0.01%		$187,638.91	0.02%
Q70	2	0.00	%(2)	$68,163.97	0.01%
FX35	2	0.00	%(2)	$57,325.63	0.00	%(2)
M35	1	0.00	%(2)	$52,288.47	0.00	%(2)
M56	1	0.00	%(2)	$47,010.51	0.00	%(2)
EX35	1	0.00	%(2)	$28,250.35	0.00	%(2)

Total	50,582	100.00%		$1,147,955,544.36	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New Jersey	5,443	10.76%	$117,799,109.08	10.26%
New York	5,886	11.64%	$112,568,524.57	9.81%
California	4,337	8.57%	$108,369,050.23	9.44%
Florida	4,434	8.77%	$98,545,643.44	8.58%
Pennsylvania	4,199	8.30%	$92,936,496.65	8.10%
Massachusetts	3,076	6.08%	$66,580,598.84	5.80%
Texas	2,286	4.52%	$64,215,497.26	5.59%
Ohio	2,773	5.48%	$63,527,670.97	5.53%
Connecticut	2,482	4.91%	$55,659,603.60	4.85%
Illinois	1,677	3.32%	$41,857,429.35	3.65%
Minnesota	1,104	2.18%	$24,969,963.99	2.18%
Michigan	1,010	2.00%	$23,051,407.27	2.01%
Colorado	829	1.64%	$18,896,428.20	1.65%
Wisconsin	782	1.55%	$17,795,507.46	1.55%
Georgia	645	1.28%	$17,644,063.40	1.54%
Indiana	787	1.56%	$17,466,218.66	1.52%
North Carolina	699	1.38%	$17,285,399.28	1.51%
New Hampshire	798	1.58%	$17,026,568.58	1.48%
Maryland	495	0.98%	$13,887,308.76	1.21%
Virginia	576	1.14%	$13,713,092.43	1.19%
Missouri	467	0.92%	$11,030,392.33	0.96%
Arizona	473	0.94%	$10,787,849.13	0.94%
Washington	392	0.77%	$9,417,564.41	0.82%
Iowa	403	0.80%	$9,074,321.91	0.79%
Nevada	380	0.75%	$8,707,811.63	0.76%
Utah	366	0.72%	$8,585,948.42	0.75%
Tennessee	315	0.62%	$7,653,783.28	0.67%
Maine	359	0.71%	$7,383,928.92	0.64%
Nebraska	340	0.67%	$7,241,421.30	0.63%
Rhode Island	325	0.64%	$7,045,418.20	0.61%
South Carolina	278	0.55%	$6,705,681.22	0.58%
Kentucky	276	0.55%	$5,924,926.63	0.52%
Louisiana	233	0.46%	$5,894,922.92	0.51%
Alabama	206	0.41%	$5,407,376.70	0.47%
Delaware	229	0.45%	$5,347,167.77	0.47%
Vermont	186	0.37%	$3,920,118.60	0.34%
Kansas	141	0.28%	$3,269,591.46	0.28%
Hawaii	152	0.30%	$3,154,265.73	0.27%
Oregon	135	0.27%	$2,985,835.32	0.26%
West Virginia	105	0.21%	$2,334,332.36	0.20%
North Dakota	74	0.15%	$1,775,623.46	0.15%
Oklahoma	57	0.11%	$1,714,940.02	0.15%
South Dakota	67	0.13%	$1,537,233.65	0.13%
Idaho	68	0.13%	$1,401,038.54	0.12%
District of Columbia	47	0.09%	$1,222,856.39	0.11%
Montana	50	0.10%	$1,198,298.46	0.10%
Mississippi	51	0.10%	$1,154,582.92	0.10%
Wyoming	35	0.07%	$875,620.92	0.08%
New Mexico	29	0.06%	$746,179.42	0.07%
Arkansas	21	0.04%	$588,182.25	0.05%
Alaska	4	0.01%	$72,748.07	0.01%

Total	50,582	100.00%	$1,147,955,544.36	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
4th quarter 2015	1,495	2.96%	$26,811,385.15	2.34%	$23,112,970.06	2.98%
1st quarter 2016	1,123	2.22%	$22,516,893.27	1.96%	$19,093,267.18	2.46%
2nd quarter 2016	1,225	2.42%	$28,532,921.57	2.49%	$23,301,933.10	3.00%
3rd quarter 2016	2,223	4.39%	$49,454,111.73	4.31%	$36,941,721.89	4.76%
4th quarter 2016	11,443	22.62%	$217,824,548.44	18.97%	$156,422,564.92	20.17%
1st quarter 2017	10,114	20.00%	$223,448,090.69	19.46%	$157,843,159.90	20.35%
2nd quarter 2017	9,285	18.36%	$218,429,205.49	19.03%	$147,172,395.81	18.97%
3rd quarter 2017	7,285	14.40%	$184,418,307.60	16.06%	$117,036,854.18	15.09%
4th quarter 2017	4,314	8.53%	$114,717,665.73	9.99%	$69,815,738.63	9.00%
1st quarter 2018	250	0.49%	$7,269,498.48	0.63%	$3,881,866.15	0.50%
2nd quarter 2018	64	0.13%	$2,213,548.63	0.19%	$1,037,321.85	0.13%
3rd quarter 2018	108	0.21%	$3,617,254.06	0.32%	$1,642,724.30	0.21%
4th quarter 2018	307	0.61%	$8,648,362.35	0.75%	$3,534,828.81	0.46%
1st quarter 2019	527	1.04%	$15,127,709.97	1.32%	$5,830,192.55	0.75%
2nd quarter 2019	598	1.18%	$18,179,683.62	1.58%	$6,660,208.66	0.86%
3rd quarter 2019	221	0.44%	$6,746,357.58	0.59%	$2,381,399.80	0.31%

Total	50,582	100.00%	$1,147,955,544.36	100.00%	$775,709,147.78	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2015-A

Original Pool Characteristics as of the Cutoff Date
Number of Leases	44,755
Aggregate Securitization Value	$892,857,285.72
Base Residual	$622,212,451.63
Securitization Rate	7.00%
Weighted Average Original Term (Months)	38	(2)
Weighted Average Remaining Term (Months)	26	(2)
Seasoning (Months)(1)	12	(2)
Reserve Account Required Balance	$4,464,286.43
Range of FICO Scores	600 to 900
Weighted Average FICO Score	747

Cutoff Date	May 31, 2015
Discounted Base Residual as a % of Securitization Value	59.82%
Base Residual as a % of MSRP	46.79%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	84.24%
Infiniti	15.76%

	Average		Minimum	Maximum
Securitization Value	$19,949.89		$7,086.55	$196,331.33
Base Residual	$13,902.64		$3,418.65	$66,827.20
Seasoning (Months)(1)	12	(2)	2	45
Remaining Term (Months)	26	(2)	12	58
Original Term (Months)	38	(2)	24	60

(1)	Seasoning is the number of months elapsed since origination of a Lease.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Altima	8,631	19.28%		$148,060,027.72	16.58%
Sentra	8,216	18.36%		$112,643,108.39	12.62%
Murano	4,114	9.19%		$104,961,299.48	11.76%
Rogue	5,958	13.31%		$102,228,054.58	11.45%
Maxima	3,298	7.37%		$79,613,155.75	8.92%
Pathfinder	2,241	5.01%		$54,356,896.10	6.09%
Q50	1,720	3.84%		$53,510,248.59	5.99%
Versa	3,470	7.75%		$42,302,256.55	4.74%
Juke	2,145	4.79%		$40,497,650.13	4.54%
QX60	836	1.87%		$31,510,437.89	3.53%
Frontier	1,341	3.00%		$29,399,687.09	3.29%
JX35	443	0.99%		$14,226,277.91	1.59%
M37	398	0.89%		$12,912,291.74	1.45%
QX80	180	0.40%		$10,591,815.14	1.19%
Armada	268	0.60%		$9,509,515.71	1.07%
Quest	341	0.76%		$7,927,834.02	0.89%
370Z	262	0.59%		$7,556,500.54	0.85%
Q60	187	0.42%		$5,876,738.33	0.66%
GT-R	67	0.15%		$5,530,097.68	0.62%
Xterra	214	0.48%		$4,881,361.39	0.55%
Q70	110	0.25%		$4,708,694.68	0.53%
QX70	117	0.26%		$4,553,304.13	0.51%
Titan	38	0.08%		$1,107,243.76	0.12%
Crew Cab	52	0.12%		$1,008,010.15	0.11%
QX50	28	0.06%		$1,001,575.08	0.11%
QX56	19	0.04%		$937,967.42	0.11%
Cube	23	0.05%		$340,969.95	0.04%
M56	8	0.02%		$327,140.80	0.04%
M35	9	0.02%		$321,046.36	0.04%
Altima Coupe	14	0.03%		$214,325.12	0.02%
FX37	3	0.01%		$100,273.18	0.01%
FX50	2	0.00	%(2)	$92,086.71	0.01%
EX37	2	0.00	%(2)	$49,393.65	0.01%

Total	44,755	100.00%		$892,857,285.72	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005%, but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
Florida	4,493	10.04%	$92,279,460.66	10.34%
New Jersey	5,068	11.32%	$91,992,926.88	10.30%
California	4,171	9.32%	$86,242,309.27	9.66%
New York	4,129	9.23%	$74,178,259.28	8.31%
Pennsylvania	3,495	7.81%	$68,371,831.07	7.66%
Ohio	2,817	6.29%	$55,345,881.76	6.20%
Massachusetts	2,597	5.80%	$49,202,023.35	5.51%
Texas	1,882	4.21%	$47,509,924.89	5.32%
Connecticut	2,039	4.56%	$39,454,319.21	4.42%
Illinois	1,462	3.27%	$31,302,141.18	3.51%
Minnesota	1,115	2.49%	$21,880,480.16	2.45%
Michigan	997	2.23%	$20,329,106.27	2.28%
Indiana	766	1.71%	$15,295,436.12	1.71%
Colorado	683	1.53%	$14,270,621.15	1.60%
Wisconsin	757	1.69%	$14,231,880.20	1.59%
New Hampshire	687	1.54%	$12,640,536.96	1.42%
North Carolina	589	1.32%	$12,462,911.95	1.40%
Georgia	508	1.14%	$12,274,937.29	1.37%
Maryland	419	0.94%	$10,776,338.10	1.21%
Virginia	493	1.10%	$10,631,690.86	1.19%
Arizona	434	0.97%	$8,728,846.84	0.98%
Missouri	394	0.88%	$8,285,011.93	0.93%
Iowa	368	0.82%	$7,132,294.80	0.80%
Washington	330	0.74%	$7,069,002.18	0.79%
Rhode Island	336	0.75%	$6,277,175.19	0.70%
Maine	344	0.77%	$6,040,059.17	0.68%
Nebraska	311	0.69%	$5,977,566.21	0.67%
Tennessee	254	0.57%	$5,679,940.67	0.64%
Nevada	287	0.64%	$5,515,286.60	0.62%
Utah	276	0.62%	$5,495,039.42	0.62%
South Carolina	272	0.61%	$5,476,894.87	0.61%
Kentucky	251	0.56%	$4,785,798.37	0.54%
Louisiana	187	0.42%	$4,516,074.33	0.51%
Kansas	169	0.38%	$3,747,078.61	0.42%
Delaware	193	0.43%	$3,670,424.77	0.41%
Alabama	130	0.29%	$3,094,806.51	0.35%
Vermont	172	0.38%	$3,087,095.37	0.35%
Hawaii	165	0.37%	$2,841,879.54	0.32%
Oregon	152	0.34%	$2,836,104.06	0.32%
West Virginia	88	0.20%	$1,722,691.19	0.19%
Mississippi	63	0.14%	$1,428,452.83	0.16%
Oklahoma	53	0.12%	$1,373,199.48	0.15%
South Dakota	66	0.15%	$1,331,584.31	0.15%
North Dakota	61	0.14%	$1,324,518.39	0.15%
Idaho	63	0.14%	$1,051,978.52	0.12%
District of Columbia	44	0.10%	$988,097.08	0.11%
Montana	47	0.11%	$909,272.16	0.10%
New Mexico	38	0.08%	$867,838.31	0.10%
Arkansas	20	0.04%	$504,631.86	0.06%
Wyoming	17	0.04%	$376,026.19	0.04%
Alaska	3	0.01%	$49,599.35	0.01%

Total	44,755	100.00%	$892,857,285.72	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Securitization Value(1)	Percentage of Aggregate Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
2nd quarter 2016	225	0.50%	$4,468,165.39	0.50%	$3,749,806.47	0.60%
3rd quarter 2016	1,398	3.12%	$26,586,534.59	2.98%	$21,792,689.08	3.50%
4th quarter 2016	3,835	8.57%	$72,768,582.49	8.15%	$57,038,707.01	9.17%
1st quarter 2017	7,952	17.77%	$143,801,695.63	16.11%	$107,626,085.78	17.30%
2nd quarter 2017	9,843	21.99%	$176,794,128.53	19.80%	$127,293,392.05	20.46%
3rd quarter 2017	6,562	14.66%	$108,244,361.82	12.12%	$75,479,204.44	12.13%
4th quarter 2017	5,496	12.28%	$104,728,178.35	11.73%	$68,839,955.56	11.06%
1st quarter 2018	5,164	11.54%	$132,033,649.78	14.79%	$84,996,691.98	13.66%
2nd quarter 2018	3,674	8.21%	$105,687,210.18	11.84%	$67,094,093.05	10.78%
3rd quarter 2018	353	0.79%	$8,621,153.44	0.97%	$4,678,392.11	0.75%
4th quarter 2018	29	0.06%	$1,091,611.40	0.12%	$525,259.60	0.08%
1st quarter 2019	37	0.08%	$1,189,005.49	0.13%	$555,956.35	0.09%
2nd quarter 2019	15	0.03%	$420,803.97	0.05%	$174,091.90	0.03%
3rd quarter 2019	29	0.06%	$1,004,085.69	0.11%	$382,626.10	0.06%
4th quarter 2019	61	0.14%	$2,270,935.04	0.25%	$825,577.80	0.13%
1st quarter 2020	65	0.15%	$2,539,360.65	0.28%	$934,455.80	0.15%
2nd quarter 2020	17	0.04%	$607,823.28	0.07%	$225,466.55	0.04%

Total	44,755	100.00%	$892,857,285.72	100.00%	$622,212,451.63	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Offering Type Transaction	Public 2015-A	Public 2014-B	Public 2014-A	Public 2013-B	Public 2013-A	Public 2012-B
Aggregate Securitization Value	$892,857,286	$1,147,955,544	$1,011,912,859	$963,859,720	$1,517,865,699	$903,616,274
Aggregate Base Residual	$622,212,452	$775,709,148	$709,510,530	$687,569,435	$1,079,757,470	$627,132,359
Weighted Average(1)
Remaining Term (months)	26	31	26	26	26	28
Original Term (months)	38	39	39	39	39	39
Seasoning (months)(2)	12	8	13	13	13	11
Base Residual as a % of Initial Securitization Value	69.69%	67.57%	70.12%	71.34%	71.14%	69.40%
Original Lease Term(3)
24-36 months	50.67%	25.27%	16.96%	13.43%	6.22%	3.67%
37-42 months	47.63%	69.51%	81.78%	85.73%	92.49%	95.18%
43-48 months	0.36%	0.81%	0.59%	0.37%	0.64%	0.61%
49-60 months	1.35%	4.41%	0.67%	0.48%	0.66%	0.53%
Top 5 Models(3)
Maxima	8.92%	14.52%	13.78%	10.63%	11.18%	13.79%
Altima	16.58%	14.49%	13.80%	20.14%	18.59%	22.45%
Pathfinder	N/A	N/A	N/A	N/A	N/A	N/A
Murano	11.76%	10.23%	9.94%	7.72%	N/A	7.96%
M37	N/A	N/A	N/A	N/A	7.56%	N/A
Quest	N/A	N/A	N/A	N/A	N/A	N/A
Sentra	12.62%	N/A	N/A	N/A	N/A	N/A
G35	N/A	N/A	N/A	N/A	N/A	N/A
Rogue	11.45%	19.45%	12.13%	18.13%	15.67%	13.48%
G37	N/A	N/A	10.14%	12.08%	13.13%	12.16%
JX35	N/A	6.27%	N/A	N/A	N/A	N/A
Top 3 States(3)
New York	N/A	9.81%	8.34%	8.79%	N/A	N/A
New Jersey	10.30%	10.26%	10.94%	10.23%	9.98%	9.90%
Florida	10.34%	N/A	9.45%	10.48%	9.98%	9.23%
California	9.66%	9.44%	N/A	N/A	10.28%	8.78%
Weighted Average Credit Score(1)(4)	747	743	741	744	743	745
Range of Credit Scores(4)	900-600	900-600	884-600	884-600	886-600	884-600

Offering Type Transaction	Public 2012-A	Public 2011-B	Public 2011-A	Public 2010-B	Public 2010-A	Public 2009-B
Aggregate Securitization Value	$1,338,405,601	$1,168,693,999	$1,054,216,868	$892,857,143	$947,568,200	$1,311,398,557
Aggregate Base Residual	$914,251,734	$792,996,464	$732,955,136	$592,421,790	$667,403,639	$882,907,322
Weighted Average(1)
Remaining Term (months)	27	29	27	29	23	26
Original Term (months)	39	39	40	40	39	38
Seasoning (months)(2)	12	11	13	10	16	12
Base Residual as a % of Initial Securitization Value	68.31%	67.85%	69.53%	66.35%	70.43%	67.33%
Original Lease Term(3)
24-36 months	2.59%	0.40%	0.01%	1.19%	6.49%	14.19%
37-42 months	96.51%	98.11%	96.21%	95.58%	91.27%	84.09%
43-48 months	0.54%	1.00%	1.75%	1.59%	1.65%	0.23%
49-60 months	0.35%	0.50%	2.03%	1.63%	0.59%	0.68%
Top 5 Models(3)
Maxima	15.29%	15.05%	15.22%	16.36%	9.98%	9.70%
Altima	20.84%	20.45%	16.58%	30.92%	30.16%	29.17%
Pathfinder	N/A	N/A	N/A	N/A	N/A	N/A
Murano	7.97%	N/A	8.88%	9.83%	15.58%	18.08%
M37	N/A	N/A	N/A	N/A	N/A	N/A
Quest	N/A	N/A	N/A	N/A	N/A	N/A
Sentra	N/A	7.43%	N/A	N/A	N/A	N/A
G35	N/A	N/A	N/A	N/A	N/A	10.22%
Rogue	12.72%	11.78%	13.27%	10.88%	8.17%	7.93%
G37	15.88%	15.10%	15.98%	6.32%	7.77%	N/A
JX35	N/A	N/A	N/A	N/A	N/A	N/A
Top 3 States(3)
New York	13.71%	12.28%	11.62%	17.01%	8.84%	14.28%
New Jersey	13.62%	14.95%	12.67%	13.45%	13.59%	12.40%
Florida	12.79%	14.19%	12.42%	12.96%	13.74%	12.38%
California	N/A	N/A	N/A	N/A	N/A	N/A
Weighted Average Credit Score(1)(4)	749	750	751	750	752	747
Range of Credit Scores(4)	883-600	881-600	886-600	886-600	884-548	886-529

(1)	Weighted average by Securitization Value as of the Cutoff Date.

(2)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(3)	Percentage by Securitization Value as of the Cutoff Date.

(4)	From September 1996 through October 2001, NMAC utilized its own statistically derived empirical credit scoring process. In October of 2001, NMAC switched to FICO Scores.

LEASE SECURITIZATION 2009-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2009-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2010-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2010-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2011-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2011-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2012-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2012-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2013-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2013-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2014-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2014-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

LEASE SECURITIZATION 2015-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer Average Life of the notes in this prospectus supplement.

2)	For more information regarding calculation of Pool Factor, you should refer to “pool Factors and Trading Information” in this prospectus.

Servicer Advances

The chart below shows the amounts advanced by NMAC relative to the total amount of collections received by NMAC on its prior lease securitized portfolios.

Advances as a Percentage of Total Collections

Delinquency Experience

Set forth below is delinquency information relating to NMAC’s securitized portfolios of leases for prior transactions presented on a monthly basis.

60+ Days Delinquency as a Percentage of Outstanding Aggregate Securitization Value(1)(2)

1)	Percentage based on outstanding securitization value of the delinquent leases, divided by outstanding aggregate securitization value of all leases.

2)	Investors are encouraged to carefully review the information set forth under “Historical Pool Performance” beginning on page C-1 of this prospectus supplement which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the leases for each of the series represented in the above graph beginning on page B-1 of this prospectus supplement under “— Characteristics of the Leases.” Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the leases.

Credit Loss Experience

Set forth below is credit loss information relating to NMAC’s securitized portfolios of leases for prior transactions presented on a monthly basis.

Cumulative Net Credit Losses as a Percentage of Original Aggregate Securitization Value(1)

1)	Net losses are calculated based on gross losses, less the amount of recoveries received for each repossessed or charged-off vehicle.

Residual Value Loss Experience

Set forth below is residual value loss information relating to NMAC’s securitized portfolios of leases for prior transactions presented on a monthly basis.

Cumulative Residual Value Losses as a Percentage of Original

Aggregate Securitization Value(1)

1)	Residual value losses exclude repossessions, vehicles in inventory and NMAC Residual Percentage of less than 10% and greater than 95%. Includes lessee initiated early terminations.

APPENDIX B

HISTORICAL POOL PERFORMANCE

2009-A Static Pool Data

	Jun-09	Jul-09	Aug-09	Sep-09	Oct-09	Nov-09	Dec-09	Jan-10	Feb-10	Mar-10
Prepayment Assumption
Class A-1	208,000,000.00	180,856,000.00	153,337,600.00	125,486,400.00	97,281,600.00	68,764,800.00	39,936,000.00	10,795,200.00	—	—
Class A-2	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	285,395,200.00	255,694,400.00
Class A-3	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00
Class A-4	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00
Overcollateralization	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08

	1,410,566,560.08	1,383,422,560.08	1,355,904,160.08	1,328,052,960.08	1,299,848,160.08	1,271,331,360.08	1,242,502,560.08	1,213,361,760.08	1,183,961,760.08	1,154,260,960.08
2009-A Prepayment Assumption	1.000000	0.980757	0.961248	0.941503	0.921508	0.901291	0.880854	0.860195	0.839352	0.818296
Actual prepayment
Class A-1	208,000,000.00	186,365,925.71	164,448,830.36	133,787,103.85	109,937,481.88	84,701,741.48	60,626,499.80	33,532,307.30	4,182,062.27	—
Class A-2	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	304,000,000.00	275,686,731.21
Class A-3	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00
Class A-4	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00
Overcollateralization	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08

	1,410,566,560.08	1,388,932,485.79	1,367,015,390.44	1,336,353,663.93	1,312,504,041.96	1,287,268,301.56	1,263,193,059.88	1,236,098,867.38	1,206,748,622.35	1,174,253,291.29
2009-A Pool Factor	1.000000	0.984663	0.969125	0.947388	0.930480	0.912590	0.895522	0.876314	0.855506	0.832469
Monthly Residual Losses	(33,381.01)	24,515.74	(28,554.79)	8,957.43	(58,603.78)	(48,645.25)	(56,594.85)	(83,309.44)	(144,647.15)	467,351.42
2009-A Cumulative Residual Losses	(33,381.01)	(8,865.27)	(37,420.06)	(28,462.63)	(87,066.41)	(135,711.66)	(192,306.51)	(275,615.95)	(420,263.10)	47,088.32
2009-A Residual Losses (as a % of Original Pool Balance)	0.002%	0.001%	0.003%	0.002%	0.006%	0.010%	0.014%	0.020%	0.030%	(0.003)%
Monthly Net Credit Losses	89,551.59	(78,737.33)	(138,498.00)	(1,257,421.85)	(391,778.57)	(144,091.49)	(470,488.18)	(543,604.29)	152,906.16	(145,109.79)
2009-A Cumulative Net Credit Losses	89,551.59	10,814.26	(127,683.74)	(1,385,105.59)	(1,776,884.16)	(1,920,975.65)	(2,391,463.83)	(2,935,068.12)	(2,782,161.96)	(2,927,271.75)
2009-A Net Credit Losses (as a % of Original Pool Balance)	(0.006)%	(0.001)%	0.009%	0.098%	0.126%	0.136%	0.170%	0.208%	0.197%	0.208%
Delinquencies ($)
31-60	5,832,048.41	7,676,651.09	8,702,563.06	9,588,337.78	10,340,199.71	10,777,906.57	11,878,057.65	11,557,834.04	11,309,713.79	9,992,234.76
61-90	47,780.19	1,667,750.39	2,476,529.68	2,468,732.82	2,449,920.44	2,777,298.52	2,851,200.91	3,594,753.53	3,155,899.77	2,336,705.10
91-120+	—	—	1,096,993.40	966,732.64	825,218.20	1,076,610.80	1,211,264.32	927,621.66	754,178.86	468,326.60

Total	5,879,828.60	9,344,401.48	12,276,086.14	13,023,803.24	13,615,338.35	14,631,815.89	15,940,522.88	16,080,209.23	15,219,792.42	12,797,266.46

	Jun-09	Jul-09	Aug-09	Sep-09	Oct-09	Nov-09	Dec-09	Jan-10	Feb-10	Mar-10
Delinquencies (%)
31-60	0.41%	0.55%	0.64%	0.72%	0.79%	0.84%	0.94%	0.94%	0.94%	0.85%
61-90	0.00%*	0.12%	0.18%	0.18%	0.19%	0.22%	0.23%	0.29%	0.26%	0.20%
91-120+	—	—	0.08%	0.07%	0.06%	0.08%	0.10%	0.08%	0.06%	0.04%

Total	0.42%	0.67%	0.90%	0.97%	1.04%	1.14%	1.26%	1.30%	1.26%	1.09%
2009-A 60+	0.00%*	0.12%	0.26%	0.26%	0.25%	0.30%	0.32%	0.37%	0.32%	0.24%
Delinquencies (units)
31-60	273	363	420	474	524	565	611	604	606	544
61-90	3	71	117	121	115	136	147	197	162	128
91-120+	—	—	44	46	41	51	57	49	41	24

Total	276	434	581	641	680	752	815	850	809	696
Residual Advances
Beginning Balance of Residual Advance	—	244,663.48	242,710.57	345,819.92	431,067.83	513,871.31	490,132.34	697,755.75	4,803,474.40	8,601,271.97
Reimbursement of Outstanding Advance	—	93,593.92	204,860.33	268,635.68	322,836.16	306,354.17	262,597.57	435,407.99	3,102,709.30	6,725,410.74
Additional Advance for Current Period	244,663.48	91,641.01	307,969.68	353,883.59	405,639.64	282,615.20	470,220.98	4,541,126.64	6,900,506.87	13,584,250.50

Ending Residual Advances	244,663.48	242,710.57	345,819.92	431,067.83	513,871.31	490,132.34	697,755.75	4,803,474.40	8,601,271.97	15,460,111.73
Payment Advances
Beginning Balance of Payment Advance	—	2,080,615.96	2,085,445.66	2,426,806.90	2,539,075.45	2,485,937.49	2,767,727.73	2,669,292.71	2,874,154.88	3,389,504.33
Reimbursement of Outstanding Payment Advance	—	833,339.30	723,763.76	929,252.85	997,530.70	860,847.83	1,076,408.78	938,539.83	990,389.84	1,803,473.49
Additional Payment Advance for Current Period	2,080,615.96	838,169.00	1,065,125.00	1,041,521.40	944,392.74	1,142,638.07	977,973.76	1,143,402.00	1,505,739.29	673,191.60

Ending Balance of Payment Advance	2,080,615.96	2,085,445.66	2,426,806.90	2,539,075.45	2,485,937.49	2,767,727.73	2,669,292.71	2,874,154.88	3,389,504.33	2,259,222.44
Total Collections	33,062,508.23	32,303,538.23	39,734,738.69	32,173,287.64	34,732,055.10	33,080,646.88	35,906,849.20	39,382,191.82	46,166,430.40	65,272,079.60
2009-A
Total Advances as a % of Total Collections	7.033%	2.878%	3.456%	4.337%	3.887%	4.308%	4.033%	14.434%	18.209%	21.843%

*	less than 0.005%, greater than 0.000%

	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—
Class A-2	215,657,600.00	163,552,000.00	112,601,600.00	72,443,200.00	23,012,800.00	—	—	—	—
Class A-3	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	464,872,500.00	422,920,000.00	370,006,500.00	332,613,000.00
Class A-4	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00
Overcollateralization	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08

	1,114,224,160.08	1,062,118,560.08	1,011,168,160.08	971,009,760.08	921,579,360.08	878,439,060.08	836,486,560.08	783,573,060.08	746,179,560.08
2009-A Prepayment Assumption	0.789913	0.752973	0.716852	0.688383	0.653340	0.622756	0.593015	0.555502	0.528993
Actual prepayment
Class A-1	—	—	—	—	—	—	—	—	—
Class A-2	230,809,120.52	180,025,136.63	134,052,476.45	92,331,921.38	45,224,999.35	—	—	—	—
Class A-3	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	485,000,000.00	483,081,425.01	435,303,883.49	393,298,200.90	355,844,049.45
Class A-4	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00
Overcollateralization	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08

	1,129,375,680.60	1,078,591,696.71	1,032,619,036.53	990,898,481.46	943,791,559.43	896,647,985.09	848,870,443.57	806,864,760.98	769,410,609.53
2009-A Pool Factor	0.800654	0.764651	0.732060	0.702483	0.669087	0.635665	0.601794	0.572015	0.545462
Monthly Residual Losses	1,199,238.46	1,722,468.04	1,188,097.32	1,235,921.21	1,824,085.72	1,260,981.02	509,512.46	613,895.46	787,571.79
2009-A Cumulative Residual Losses	1,246,326.78	2,968,794.82	4,156,892.14	5,392,813.35	7,216,899.07	8,477,880.09	8,987,392.55	9,601,288.01	10,388,859.80
2009-A Residual Losses (as a % of Original Pool Balance)	(0.088)%	(0.210)%	(0.295)%	(0.382)%	(0.512)%	(0.601)%	(0.637)%	(0.681)%	(0.737)%
Monthly Net Credit Losses	436,499.86	(4,657.41)	236,673.62	53,431.59	(23,823.22)	176,433.31	(126,013.62)	(12,298.18)	(261,806.37)
2009-A Cumulative Net Credit Losses	(2,490,771.89)	(2,495,429.30)	(2,258,755.68)	(2,205,324.09)	(2,229,147.31)	(2,052,714.00)	(2,178,727.62)	(2,191,025.80)	(2,452,832.17)
2009-A Net Credit Losses (as a % of Original Pool Balance)	0.177%	0.177%	0.160%	0.156%	0.158%	0.146%	0.154%	0.155%	0.174%
Delinquencies ($)
31-60	10,149,111.04	12,084,755.18	10,524,263.21	11,132,571.14	9,654,873.95	9,736,559.32	10,840,673.20	10,415,883.13	10,194,148.28
61-90	2,175,131.32	2,558,391.99	2,690,228.34	2,534,682.59	2,867,175.93	2,333,022.98	2,438,266.96	2,591,683.31	2,396,248.51
91-120+	722,127.99	696,631.84	687,401.41	943,064.85	774,954.66	807,132.46	712,001.05	559,320.39	819,514.51

Total	13,046,370.35	15,339,779.01	13,901,892.96	14,610,318.58	13,297,004.54	12,876,714.76	13,990,941.21	13,566,886.83	13,409,911.30

	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10
Delinquencies (%)
31-60	0.90%	1.12%	1.02%	1.12%	1.02%	1.09%	1.28%	1.29%	1.32%
61-90	0.19%	0.24%	0.26%	0.26%	0.30%	0.26%	0.29%	0.32%	0.31%
91-120+	0.06%	0.06%	0.07%	0.10%	0.08%	0.09%	0.08%	0.07%	0.11%

Total	1.16%	1.42%	1.35%	1.47%	1.41%	1.44%	1.65%	1.68%	1.74%
2009-A 60+	0.26%	0.30%	0.33%	0.35%	0.39%	0.35%	0.37%	0.39%	0.42%
Delinquencies (units)
31-60	548	689	609	655	578	588	665	645	648
61-90	116	136	151	145	167	141	148	156	150
91-120+	41	40	36	57	47	47	44	34	51

Total	705	865	796	857	792	776	857	835	849
Residual Advances
Beginning Balance of Residual Advance	15,460,111.73	21,842,868.00	20,818,103.13	16,828,546.82	19,430,292.80	18,401,150.55	19,817,594.82	19,093,455.28	18,056,567.86
Reimbursement of Outstanding Advance	11,329,658.80	14,874,680.36	13,517,741.64	10,653,725.51	13,386,314.93	12,450,420.36	12,511,808.05	10,925,403.27	9,835,991.42
Additional Advance for Current Period	17,712,415.07	13,849,915.49	9,528,185.33	13,255,471.49	12,357,172.68	13,866,864.63	11,787,668.51	9,888,515.85	16,229,585.76

Ending Residual Advances	21,842,868.00	20,818,103.13	16,828,546.82	19,430,292.80	18,401,150.55	19,817,594.82	19,093,455.28	18,056,567.86	24,450,162.20
Payment Advances
Beginning Balance of Payment Advance	2,259,222.44	2,375,894.56	2,851,148.21	2,422,608.10	2,450,707.74	2,313,035.38	2,344,730.93	2,481,754.43	2,399,788.19
Reimbursement of Outstanding Payment Advance	860,372.50	783,120.63	1,222,898.77	880,112.66	949,427.44	842,921.68	818,989.85	936,347.42	974,820.66
Additional Payment Advance for Current Period	977,044.62	1,258,374.28	794,358.66	908,212.30	811,755.08	874,617.23	956,013.35	854,381.18	719,969.88

Ending Balance of Payment Advance	2,375,894.56	2,851,148.21	2,422,608.10	2,450,707.74	2,313,035.38	2,344,730.93	2,481,754.43	2,399,788.19	2,144,937.41
Total Collections	76,485,768.22	72,493,174.39	67,174,477.44	69,729,372.28	71,819,369.90	71,088,377.71	63,558,104.38	57,739,658.27	65,449,293.90
2009-A
Total Advances as a % of Total Collections	24.435%	20.841%	15.367%	20.312%	18.336%	20.737%	20.050%	18.606%	25.897%

	Jan-11	Feb-11	Mar-11	Apr-11	May-11	Jun-11	Jul-11
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—	—
Class A-3	294,880,000.00	249,726,500.00	180,808,000.00	114,848,000.00	53,350,000.00	—	—
Class A-4	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	84,967,925.00	33,892,999.00
Overcollateralization	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08

	708,446,560.08	663,293,060.08	594,374,560.08	528,414,560.08	466,916,560.08	412,924,485.08	361,849,559.08
2009-A Prepayment Assumption	0.502243	0.470232	0.421373	0.374612	0.331013	0.292737	0.256528
Actual prepayment
Class A-1	—	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—	—
Class A-3	310,606,821.69	259,200,683.09	180,749,101.43	89,775,921.74	32,184,423.07	—	—
Class A-4	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	85,610,000.00	73,122,022.47	27,638,560.88
Overcollateralization	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08	327,956,560.08

	724,173,381.77	672,767,243.17	594,315,661.51	503,342,481.82	445,750,983.15	401,078,582.55	355,595,120.96
2009-A Pool Factor	0.513392	0.476948	0.421331	0.356837	0.316008	0.284339	0.252094
Monthly Residual Losses	1,132,798.07	3,495,531.73	8,497,319.14	6,465,495.42	4,749,788.98	3,698,468.13	2,641,285.16
2009-A Cumulative Residual Losses	11,521,657.87	15,017,189.60	23,514,508.74	29,980,004.16	34,729,793.14	38,428,261.27	41,069,546.43
2009-A Residual Losses (as a % of Original Pool Balance)	(0.817)%	(1.065)%	(1.667)%	(2.125)%	(2.462)%	(2.724)%	(2.912)%
Monthly Net Credit Losses	237,298.48	(61,601.05)	184,260.45	542,590.05	199,321.89	252,965.67	376,716.95
2009-A Cumulative Net Credit Losses	(2,215,533.69)	(2,277,134.74)	(2,092,874.29)	(1,550,284.24)	(1,350,962.35)	(1,097,996.68)	(721,279.73)
2009-A Net Credit Losses (as a % of Original Pool Balance)	0.157%	0.161%	0.148%	0.110%	0.096%	0.078%	0.051%
Delinquencies ($)
31-60	8,365,584.52	9,110,699.54	6,960,570.07	6,736,344.37	5,777,843.59	5,061,708.61	4,395,919.33
61-90	3,027,734.41	2,079,683.09	1,531,002.95	1,448,646.60	1,411,484.13	1,251,403.52	1,134,433.64
91-120+	930,111.20	656,352.07	453,531.71	479,884.58	232,199.60	218,932.10	359,622.53

Total	12,323,430.13	11,846,734.70	8,945,104.73	8,664,875.55	7,421,527.32	6,532,044.23	5,889,975.50

	Jan-11	Feb-11	Mar-11	Apr-11	May-11	Jun-11	Jul-11
Delinquencies (%)
31-60	1.16%	1.35%	1.17%	1.34%	1.30%	1.26%	1.24%
61-90	0.42%	0.31%	0.26%	0.29%	0.32%	0.31%	0.32%
91-120+	0.13%	0.10%	0.08%	0.10%	0.05%	0.05%	0.10%

Total	1.70%	1.76%	1.51%	1.72%	1.66%	1.63%	1.66%
2009-A 60+	0.55%	0.41%	0.33%	0.38%	0.37%	0.37%	0.42%
Delinquencies (units)
31-60	537	586	457	456	385	354	301
61-90	193	136	105	99	100	79	80
91-120+	57	42	29	34	17	17	21

Total	787	764	591	589	502	450	402
Residual Advances
Beginning Balance of Residual Advance	24,450,162.20	30,224,296.02	48,766,919.36	47,250,572.64	34,730,327.81	21,713,769.95	14,954,595.06
Reimbursement of Outstanding Advance	14,119,452.61	18,155,107.64	37,437,738.54	30,373,096.49	21,815,413.02	15,714,122.41	24,329,420.63
Additional Advance for Current Period	19,893,586.43	36,697,730.98	35,921,391.82	17,852,851.66	8,798,855.16	8,954,947.52	9,374,825.57

Ending Residual Advances	30,224,296.02	48,766,919.36	47,250,572.64	34,730,327.81	21,713,769.95	14,954,595.06	—
Payment Advances
Beginning Balance of Payment Advance	2,144,937.41	2,100,655.50	2,341,013.79	1,543,360.73	1,523,782.77	1,353,196.68	1,187,897.16
Reimbursement of Outstanding Payment Advance	826,534.44	837,663.98	1,327,596.25	684,657.85	699,198.40	626,459.75	1,640,417.05
Additional Payment Advance for Current Period	782,252.53	1,078,022.27	529,943.19	665,079.89	528,612.31	461,160.23	452,519.89

Ending Balance of Payment Advance	2,100,655.50	2,341,013.79	1,543,360.73	1,523,782.77	1,353,196.68	1,187,897.16	—
Total Collections	77,081,183.00	111,451,188.81	150,542,960.98	104,686,052.69	79,563,667.24	73,369,234.38	64,835,433.94
2009-A
Total Advances as a % of Total Collections	26.823%	33.894%	24.213%	17.689%	11.723%	12.834%	15.157%

2009-B Static Pool Data

	Sep-09	Oct-09	Nov-09	Dec-09	Jan-10	Feb-10	Mar-10
Prepayment Assumption
Class A-1	213,000,000.00	163,818,300.00	138,237,000.00	112,229,700.00	83,176,500.00	52,951,800.00	19,020,900.00
Class A-2	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00
Class A-3	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00
Class A-4	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00
Overcollateralization	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00

	1,311,398,557.00	1,262,216,857.00	1,236,635,557.00	1,210,628,257.00	1,181,575,057.00	1,151,350,357.00	1,117,419,457.00
2009-B Prepayment Assumption	1.000000	0.962497	0.942990	0.923158	0.901004	0.877956	0.852082
Actual prepayment
Class A-1	213,000,000.00	172,865,221.73	150,570,244.13	128,953,651.57	104,856,075.52	78,210,080.02	51,003,995.80
Class A-2	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00	308,000,000.00
Class A-3	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00
Class A-4	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00
Overcollateralization	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00

	1,311,398,557.00	1,271,263,778.73	1,248,968,801.13	1,227,352,208.57	1,203,254,632.52	1,176,608,637.02	1,149,402,552.80
2009-B Pool Factor	1.000000	0.969395	0.952395	0.935911	0.917535	0.897217	0.876471
Monthly Residual Losses	44,121.31	(46,831.62)	(40,706.44)	47,540.15	66,468.87	186,948.27	240,508.69
2009-B Cumulative Residual Losses	44,121.31	(2,710.31)	(43,416.75)	4,123.40	70,592.27	257,540.54	498,049.23
2009-B Residual Losses (as a % of Original Pool Balance)	(0.003)%	0.000%*	0.003%	0.000%*	(0.005)%	(0.020)%	(0.038)%
Monthly Net Credit Losses	(83,219.86)	(40,736.94)	(241,147.00)	(428,487.59)	(613,836.28)	(121,991.01)	(167,656.32)
2009-B Cumulative Net Credit Losses	(83,219.86)	(123,956.80)	(365,103.80)	(793,591.39)	(1,407,427.67)	(1,529,418.68)	(1,697,075.00)
2009-B Net Credit Losses (as a % of Original Pool Balance)	0.006%	0.009%	0.028%	0.061%	0.107%	0.117%	0.129%
Delinquencies ($)
31-60	6,165,779.02	7,674,826.35	8,532,635.42	9,989,668.86	8,575,382.20	9,138,817.20	8,178,133.04
61-90	843,538.76	1,236,169.50	1,990,178.59	1,677,439.36	2,900,920.80	1,978,320.59	1,757,699.37
91-120+	—	372,178.48	574,039.19	1,063,217.09	871,231.98	922,581.37	440,821.58

Total	7,009,317.78	9,283,174.33	11,096,853.20	12,730,325.31	12,347,534.98	12,039,719.16	10,376,653.99

*	less than 0.0005%, greater than 0.0000%

	Sep-09	Oct-09	Nov-09	Dec-09	Jan-10	Feb-10	Mar-10
Delinquencies (%)
31-60	0.47%	0.60%	0.68%	0.81%	0.71%	0.78%	0.71%
61-90	0.06%	0.10%	0.16%	0.14%	0.24%	0.17%	0.15%
91-120+	—	0.03%	0.05%	0.09%	0.07%	0.08%	0.04%

Total	0.53%	0.73%	0.89%	1.04%	1.03%	1.02%	0.90%
2009-B 60+	0.06%	0.13%	0.21%	0.22%	0.31%	0.25%	0.19%
Delinquencies (units)
31-60	292	382	413	502	442	463	412
61-90	39	58	95	80	143	102	88
91-120+	—	17	28	50	43	44	24

Total	331	457	536	632	628	609	524
Residual Advances
Beginning Balance of Residual Advance	—	346,179.72	612,799.13	733,513.65	1,849,372.55	4,962,287.62	6,163,889.70
Reimbursement of Outstanding Advance	78,343.43	271,114.39	350,558.16	367,772.76	1,205,043.68	3,490,596.89	4,726,891.53
Additional Advance for Current Period	424,523.15	537,733.80	471,272.68	1,483,631.66	4,317,958.75	4,692,198.97	4,555,523.22

Ending Residual Advances	346,179.72	612,799.13	733,513.65	1,849,372.55	4,962,287.62	6,163,889.70	5,992,521.39
Payment Advances
Beginning Balance of Payment Advance	—	2,007,314.86	2,071,462.33	2,346,154.44	2,251,040.86	2,414,819.17	2,996,259.65
Reimbursement of Outstanding Payment Advance	681,375.36	749,336.79	720,450.04	953,712.77	833,202.43	833,558.31	1,642,918.28
Additional Payment Advance for Current Period	2,688,690.22	813,484.26	995,142.15	858,599.19	996,980.74	1,414,998.79	576,945.54

Ending Balance of Payment Advance	2,007,314.86	2,071,462.33	2,346,154.44	2,251,040.86	2,414,819.17	2,996,259.65	1,930,286.91
Total Collections	57,621,762.71	31,560,042.10	30,236,500.72	32,927,067.49	37,114,235.61	40,054,126.45	44,667,297.99
2009-B
Total Advances as a % of Total Collections	5.403%	4.281%	4.850%	7.113%	14.320%	15.247%	11.490%

	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—
Class A-2	293,647,200.00	266,235,200.00	236,451,600.00	198,105,600.00	161,145,600.00	129,452,400.00	100,192,400.00	66,220,000.00	16,108,400.00
Class A-3	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00
Class A-4	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00
Overcollateralization	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00

	1,084,045,757.00	1,056,633,757.00	1,026,850,157.00	988,504,157.00	951,544,157.00	919,850,957.00	890,590,957.00	856,618,557.00	806,506,957.00
2009-B Prepayment Assumption	0.826633	0.805730	0.783019	0.753779	0.725595	0.701427	0.679115	0.653210	0.614998
Actual prepayment
Class A-1	21,783,983.75	—	—	—	—	—	—	—	—
Class A-2	308,000,000.00	303,314,953.94	275,903,521.55	240,437,034.77	201,868,604.84	165,405,878.18	130,087,724.06	97,334,860.76	64,444,222.85
Class A-3	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00	423,000,000.00
Class A-4	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00
Overcollateralization	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00

	1,120,182,540.75	1,093,713,510.94	1,066,302,078.55	1,030,835,591.77	992,267,161.84	955,804,435.18	920,486,281.06	887,733,417.76	854,842,779.85
2009-B Pool Factor	0.854189	0.834005	0.813103	0.786058	0.756648	0.728844	0.701912	0.676936	0.651856
Monthly Residual Losses	186,766.26	88,704.71	350,277.37	797,779.83	870,043.96	504,175.89	55,253.34	280,169.59	515,452.88
2009-B Cumulative Residual Losses	684,815.49	773,520.20	1,123,797.57	1,921,577.40	2,791,621.36	3,295,797.25	3,351,050.59	3,631,220.18	4,146,673.06
2009-B Residual Losses (as a % of Original Pool Balance)	(0.052)%	(0.059)%	(0.086)%	(0.147)%	(0.213)%	(0.251)%	(0.256)%	(0.277)%	(0.316)%
Monthly Net Credit Losses	80,400.98	36,284.79	(101,668.51)	(73,430.68)	(4,280.19)	(93,808.08)	20,703.63	83,402.06	(164,258.16)
2009-B Cumulative Net Credit Losses	(1,616,674.02)	(1,580,389.23)	(1,682,057.74)	(1,755,488.42)	(1,759,768.61)	(1,853,576.69)	(1,832,873.06)	(1,749,471.00)	(1,913,729.16)
2009-B Net Credit Losses (as a % of Original Pool Balance)	0.123%	0.121%	0.128%	0.134%	0.134%	0.141%	0.140%	0.133%	0.146%
Delinquencies ($)
31-60	8,203,553.90	10,398,972.11	9,002,487.13	9,380,147.41	8,420,994.50	9,414,901.59	8,573,629.60	8,804,735.03	9,081,812.60
61-90	1,898,822.76	1,852,592.98	2,267,604.88	1,805,445.12	2,717,585.39	1,762,948.12	1,891,600.52	2,112,484.56	1,940,385.27
91-120+	533,000.35	898,778.69	623,144.70	651,973.21	828,971.21	767,141.08	618,224.33	603,836.29	644,765.38

Total	10,635,377.01	13,150,343.78	11,893,236.71	11,837,565.74	11,967,551.10	11,944,990.79	11,083,454.45	11,521,055.88	11,666,963.25

	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10
Delinquencies (%)
31-60	0.73%	0.95%	0.84%	0.91%	0.85%	0.99%	0.93%	0.99%	1.06%
61-90	0.17%	0.17%	0.21%	0.18%	0.27%	0.18%	0.21%	0.24%	0.23%
91-120+	0.05%	0.08%	0.06%	0.06%	0.08%	0.08%	0.07%	0.07%	0.08%

Total	0.95%	1.20%	1.12%	1.15%	1.21%	1.25%	1.20%	1.30%	1.36%
2009-B 60+	0.22%	0.25%	0.27%	0.24%	0.36%	0.26%	0.27%	0.31%	0.30%
Delinquencies (units)
31-60	428	559	492	515	472	546	505	528	552
61-90	96	95	118	99	154	104	110	123	115
91-120+	29	46	33	36	44	41	39	36	37

Total	553	700	643	650	670	691	654	687	704
Residual Advances
Beginning Balance of Residual Advance	5,992,521.39	4,929,808.61	6,951,556.85	12,309,033.38	15,373,521.56	13,681,184.62	12,953,917.82	14,039,768.04	15,578,694.14
Reimbursement of Outstanding Advance	4,106,241.84	2,951,602.27	4,397,980.93	8,800,411.79	10,706,522.00	8,556,333.96	6,843,397.86	7,409,120.61	8,627,930.19
Additional Advance for Current Period	3,043,529.06	4,973,350.51	9,755,457.46	11,864,899.97	9,014,185.06	7,829,067.16	7,929,248.08	8,948,046.71	9,203,865.04

Ending Residual Advances	4,929,808.61	6,951,556.85	12,309,033.38	15,373,521.56	13,681,184.62	12,953,917.82	14,039,768.04	15,578,694.14	16,154,628.99
Payment Advances
Beginning Balance of Payment Advance	1,930,286.91	1,991,742.50	2,476,957.46	2,162,746.49	2,156,289.37	2,088,393.20	2,085,797.37	2,174,921.94	2,104,281.75
Reimbursement of Outstanding Payment Advance	732,179.10	608,508.79	1,046,933.01	832,489.33	841,216.36	771,724.10	737,577.12	817,053.16	862,907.24
Additional Payment Advance for Current Period	793,634.69	1,093,723.75	732,722.04	826,032.21	773,320.19	769,128.27	826,701.69	746,412.97	654,553.14

Ending Balance of Payment Advance	1,991,742.50	2,476,957.46	2,162,746.49	2,156,289.37	2,088,393.20	2,085,797.37	2,174,921.94	2,104,281.75	1,895,927.65
Total Collections	39,553,720.98	38,157,055.34	50,899,712.49	57,664,668.13	56,822,454.07	53,192,254.21	48,241,205.54	49,013,130.85	50,819,362.23
2009-B
Total Advances as a % of Total Collections	9.701%	15.900%	20.606%	22.008%	17.225%	16.164%	18.150%	19.779%	19.399%

	Jan-11	Feb-11	Mar-11	Apr-11	May-11	Jun-11	Jul-11	Aug-11	Sep-11	Oct-11
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—	—	—	—	—
Class A-3	410,098,500.00	365,091,300.00	328,924,800.00	290,135,700.00	250,162,200.00	190,942,200.00	126,350,100.00	62,181,000.00	8,713,800.00	—
Class A-4	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	39,349,695.00
Overcollateralization	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00

	777,497,057.00	732,489,857.00	696,323,357.00	657,534,257.00	617,560,757.00	558,340,757.00	493,748,657.00	429,579,557.00	376,112,357.00	325,898,252.00
2009-B Prepayment Assumption	0.592876	0.558556	0.530978	0.501399	0.470918	0.425760	0.376505	0.327574	0.286802	0.248512
Actual prepayment
Class A-1	—	—	—	—	—	—	—	—	—	—
Class A-2	30,799,339.63	—	—	—	—	—	—	—	—	—
Class A-3	423,000,000.00	419,215,039.90	371,956,787.27	307,200,827.06	255,141,039.72	203,881,811.25	143,242,296.18	82,295,540.14	5,719,840.86	—
Class A-4	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	80,850,000.00	28,680,089.04
Overcollateralization	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00	286,548,557.00

	821,197,896.63	786,613,596.90	739,355,344.27	674,599,384.06	622,539,596.72	571,280,368.25	510,640,853.18	449,694,097.14	373,118,397.86	315,228,646.04
2009-B Pool Factor	0.626200	0.599828	0.563791	0.514412	0.474714	0.435627	0.389386	0.342912	0.284519	0.240376
Monthly Residual Losses	397,786.43	1,262,489.37	3,343,968.46	2,724,834.69	2,820,554.90	2,809,304.83	2,551,142.51	3,835,736.32	2,160,946.66	429,037.59
2009-B Cumulative Residual Losses	4,544,459.49	5,806,948.86	9,150,917.32	11,875,752.01	14,696,306.91	17,505,611.74	20,056,754.25	23,892,490.57	26,053,437.23	26,482,474.82
2009-B Residual Losses (as a % of Original Pool Balance)	(0.347)%	(0.443)%	(0.698)%	(0.906)%	(1.121)%	(1.335)%	(1.529)%	(1.822)%	(1.987)%	(2.019)%
Monthly Net Credit Losses	422,234.60	86,181.00	(140,169.25)	233,841.98	251,467.23	14,072.14	213,643.03	173,016.54	196,650.91	97,004.79
2009-B Cumulative Net Credit Losses	(1,491,494.56)	(1,405,313.56)	(1,545,482.81)	(1,311,640.83)	(1,060,173.60)	(1,046,101.46)	(832,458.43)	(659,441.89)	(462,790.98)	(365,786.19)
2009-B Net Credit Losses (as a % of Original Pool Balance)	0.114%	0.107%	0.118%	0.100%	0.081%	0.080%	0.063%	0.050%	0.035%	0.028%
Delinquencies ($)
31-60	7,485,457.19	7,498,522.91	6,363,902.41	6,078,208.57	5,970,608.26	5,279,393.62	4,484,286.37	3,381,610.42	3,771,549.22	3,042,218.77
61-90	2,404,667.16	1,830,810.64	1,176,880.54	1,571,740.63	1,232,665.52	1,354,991.40	1,030,859.97	993,487.54	805,939.58	684,955.39
91-120+	671,322.62	640,524.74	351,068.16	297,709.52	415,027.43	302,499.63	510,433.96	377,400.37	125,304.76	225,234.21

Total	10,561,446.97	9,969,858.29	7,891,851.11	7,947,658.72	7,618,301.21	6,936,884.65	6,025,580.30	4,752,498.33	4,702,793.56	3,952,408.37

	Jan-11	Feb-11	Mar-11	Apr-11	May-11	Jun-11	Jul-11	Aug-11	Sep-11	Oct-11
Delinquencies (%)
31-60	0.91%	0.95%	0.86%	0.90%	0.96%	0.92%	0.88%	0.75%	1.01%	0.97%
61-90	0.29%	0.23%	0.16%	0.23%	0.20%	0.24%	0.20%	0.22%	0.22%	0.22%
91-120+	0.08%	0.08%	0.05%	0.04%	0.07%	0.05%	0.10%	0.08%	0.03%	0.07%

Total	1.29%	1.27%	1.07%	1.18%	1.22%	1.21%	1.18%	1.06%	1.26%	1.25%
2009-B 60+	0.37%	0.31%	0.21%	0.28%	0.26%	0.29%	0.30%	0.30%	0.25%	0.29%
Delinquencies (units)
31-60	448	457	393	383	378	339	305	226	253	203
61-90	153	108	71	97	79	90	69	70	57	46
91-120+	39	42	21	20	26	19	34	25	8	15

Total	640	607	485	500	483	448	408	321	318	264
Residual Advances
Beginning Balance of Residual Advance	16,154,628.99	17,660,948.74	25,633,079.88	28,403,382.66	27,307,145.36	22,523,829.38	21,206,707.98	23,406,451.77	32,463,465.00	30,112,656.04
Reimbursement of Outstanding Advance	9,335,457.48	10,692,934.31	19,442,283.28	17,703,816.97	17,781,996.62	16,430,490.12	16,509,518.25	17,782,267.66	24,760,344.82	45,705,387.43
Additional Advance for Current Period	10,841,777.23	18,665,065.45	22,212,586.06	16,607,579.67	12,998,680.64	15,113,368.72	18,709,262.04	26,839,280.89	22,409,535.86	15,592,731.39

Ending Residual Advances	17,660,948.74	25,633,079.88	28,403,382.66	27,307,145.36	22,523,829.38	21,206,707.98	23,406,451.77	32,463,465.00	30,112,656.04	—
Payment Advances
Beginning Balance of Payment Advance	1,895,927.65	1,829,330.97	2,141,015.77	1,482,709.80	1,589,057.97	1,486,938.18	1,389,659.73	1,280,129.24	1,032,265.90	907,926.14
Reimbursement of Outstanding Payment Advance	748,405.34	673,361.30	1,156,614.66	578,367.00	692,721.85	681,337.93	652,199.88	659,306.72	504,949.26	1,215,032.54
Additional Payment Advance for Current Period	681,808.66	985,046.10	498,308.69	684,715.17	590,602.06	584,059.48	542,669.39	411,443.38	380,609.50	307,106.40

Ending Balance of Payment Advance	1,829,330.97	2,141,015.77	1,482,709.80	1,589,057.97	1,486,938.18	1,389,659.73	1,280,129.24	1,032,265.90	907,926.14	—
Total Collections	52,494,578.54	67,416,259.87	98,386,315.19	82,347,281.11	81,950,755.98	90,808,862.04	90,700,466.13	108,877,924.75	93,401,370.69	72,059,554.44
2009-B
Total Advances as a % of Total Collections	21.952%	29.147%	23.083%	20.999%	16.582%	17.286%	21.226%	25.029%	24.400%	22.065%

2010-A Static Pool Data

	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10	Jan-11	Feb-11	Mar-11
Prepayment Assumption
Class A-1	201,000,000.00	180,839,700.00	160,478,400.00	139,896,000.00	119,112,600.00	78,812,100.00	37,767,900.00	—	—	—	—
Class A-2	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	241,226,100.00	214,253,100.00	176,806,800.00	143,710,200.00
Class A-3	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00
Class A-4	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00
Overcollateralization	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56

	947,568,199.56	927,407,899.56	907,046,599.56	886,464,199.56	865,680,799.56	825,380,299.56	784,336,099.56	744,794,299.56	717,821,299.56	680,374,999.56	647,278,399.56
2010-A Prepayment Assumption	1.000000	0.978724	0.957236	0.935515	0.913582	0.871051	0.827736	0.786006	0.757541	0.718022	0.683094
Actual prepayment
Class A-1	201,000,000.00	182,043,419.75	160,801,573.11	133,841,136.62	101,557,462.29	63,521,026.49	29,665,221.38	321,402.66	—	—	—
Class A-2	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00	214,919,748.35	184,878,652.38	151,642,403.30
Class A-3	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00
Class A-4	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00
Overcollateralization	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56

	947,568,199.56	928,611,619.31	907,369,772.67	880,409,336.18	848,125,661.85	810,089,226.05	776,233,420.94	746,889,602.22	718,487,947.91	688,446,851.94	655,210,602.86
2010-A Pool Factor	1.000000	0.979994	0.957577	0.929125	0.895055	0.854914	0.819185	0.788217	0.758244	0.726541	0.691465
Monthly Residual Losses	18,041.98	(716.12)	277,869.75	759,603.08	822,869.04	609,688.84	605,031.42	547,380.19	635,034.95	1,203,203.03	2,097,221.31
2010-A Cumulative Residual Losses	18,041.98	17,325.86	295,195.61	1,054,798.69	1,877,667.73	2,487,356.57	3,092,387.99	3,639,768.18	4,274,803.13	5,478,006.16	7,575,227.47
2010-A Residual Losses (as a % of Original Pool Balance)	(0.002)%	(0.002)%	(0.031)%	(0.111)%	(0.198)%	(0.262)%	(0.326)%	(0.384)%	(0.451)%	(0.578)%	(0.799)%
Monthly Net Credit Losses	(10,102.29)	(38,349.62)	(143,942.74)	(159,825.77)	(126,604.11)	(100,452.72)	(80,890.60)	(147,931.57)	(189,411.22)	80,202.90	12,476.79
2010-A Cumulative Net Credit Losses	(10,102.29)	(48,451.91)	(192,394.65)	(352,220.42)	(478,824.53)	(579,277.25)	(660,167.85)	(808,099.42)	(997,510.64)	(917,307.74)	(904,830.95)
2010-A Net Credit Losses (as a % of Original Pool Balance)	0.001%	0.005%	0.020%	0.037%	0.051%	0.061%	0.070%	0.085%	0.105%	0.097%	0.095%
Delinquencies ($)
31-60	2,772,303.11	2,393,448.71	2,981,758.06	2,707,842.42	3,572,432.26	3,676,019.94	3,808,570.11	4,206,488.94	3,068,374.10	3,881,534.22	3,302,360.40
61-90	—	647,422.09	571,260.96	1,011,667.83	512,614.72	630,586.00	700,109.71	591,119.56	1,081,785.53	644,467.32	494,146.24
91-120+	—	—	309,156.25	269,666.26	356,337.71	365,300.72	236,194.90	343,824.11	207,617.21	272,674.28	228,034.62

Total	2,772,303.11	3,040,870.80	3,862,175.27	3,989,176.51	4,441,384.69	4,671,906.66	4,744,874.72	5,141,432.61	4,357,776.84	4,798,675.82	4,024,541.26

	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10	Jan-11	Feb-11	Mar-11
Delinquencies (%)
31-60	0.29%	0.26%	0.33%	0.31%	0.42%	0.45%	0.49%	0.56%	0.43%	0.56%	0.50%
61-90	—	0.07%	0.06%	0.11%	0.06%	0.08%	0.09%	0.08%	0.15%	0.09%	0.08%
91-120+	—	—	0.03%	0.03%	0.04%	0.05%	0.03%	0.05%	0.03%	0.04%	0.03%

Total	0.29%	0.33%	0.43%	0.45%	0.52%	0.58%	0.61%	0.69%	0.61%	0.70%	0.61%
2010-A 60+	—	0.07%	0.10%	0.15%	0.10%	0.12%	0.12%	0.13%	0.18%	0.13%	0.11%
Delinquencies (units)
31-60	137	123	152	144	184	192	200	221	162	214	175
61-90	—	33	27	48	26	32	37	32	55	32	29
91-120+	—	—	16	12	18	19	13	18	11	15	10

Total	137	156	195	204	228	243	250	271	228	261	214
Residual Advances
Beginning Balance of Residual Advance	—	1,002,732.98	1,978,029.84	4,770,928.81	6,787,855.70	10,598,633.31	10,991,169.13	10,157,205.53	9,956,216.20	10,593,964.70	12,254,920.55
Reimbursement of Outstanding Advance	—	659,648.12	1,655,246.61	3,835,598.05	5,021,518.20	6,718,203.72	6,687,162.59	6,238,222.59	6,141,169.67	6,806,378.01	9,804,462.68
Additional Advance for Current Period	1,002,732.98	1,634,944.98	4,448,145.58	5,852,524.94	8,832,295.81	7,110,739.54	5,853,198.99	6,037,233.26	6,778,918.17	8,467,333.86	7,078,442.03

Ending Residual Advances	1,002,732.98	1,978,029.84	4,770,928.81	6,787,855.70	10,598,633.31	10,991,169.13	10,157,205.53	9,956,216.20	10,593,964.70	12,254,920.55	9,528,899.90
Payment Advances
Beginning Balance of Payment Advance	—	1,224,283.37	1,088,633.29	1,102,453.12	1,068,154.86	1,098,145.81	1,193,175.16	1,144,282.29	1,010,033.01	964,586.89	1,170,614.82
Reimbursement of Outstanding Payment Advance	—	561,789.07	438,004.72	483,330.59	450,359.35	440,725.90	516,614.61	517,566.65	442,686.89	382,795.58	642,395.85
Additional Payment Advance for Current Period	1,224,283.37	426,138.99	451,824.55	449,032.33	480,350.30	535,755.25	467,721.74	383,317.37	397,240.77	588,823.51	278,713.89

Ending Balance of Payment Advance	1,224,283.37	1,088,633.29	1,102,453.12	1,068,154.86	1,098,145.81	1,193,175.16	1,144,282.29	1,010,033.01	964,586.89	1,170,614.82	806,932.86
Total Collections	24,201,506.17	28,559,422.94	34,826,637.89	43,355,366.86	50,914,221.58	47,376,588.63	42,997,689.09	41,621,736.46	42,642,903.35	46,865,478.28	53,699,463.37
2010-A
Total Advances as a % of Total Collections	9.202%	7.217%	14.070%	14.535%	18.291%	16.140%	14.701%	15.426%	16.828%	19.324%	13.701%

	Apr-11	May-11	Jun-11	Jul-11	Aug-11	Sep-11	Oct-11	Nov-11	Dec-11
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—
Class A-2	105,826,500.00	69,959,700.00	41,674,500.00	15,284,700.00	—	—	—	—	—
Class A-3	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	244,915,200.00	220,595,200.00	202,035,200.00	183,884,800.00	148,864,000.00
Class A-4	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00
Overcollateralization	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56

	609,394,699.56	573,527,899.56	545,242,699.56	518,852,899.56	492,483,399.56	468,163,399.56	449,603,399.56	431,452,999.56	396,432,199.56
2010-A Prepayment Assumption	0.643114	0.605263	0.575413	0.547563	0.519734	0.494068	0.474481	0.455327	0.418368
Actual prepayment
Class A-1	—	—	—	—	—	—	—	—	—
Class A-2	116,271,816.60	90,255,577.90	69,514,767.15	46,486,931.35	23,933,908.37	—	—	—	—
Class A-3	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	256,000,000.00	246,574,339.61	215,708,202.44	191,379,065.66	164,201,340.89
Class A-4	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00
Overcollateralization	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56

	619,840,016.16	593,823,777.46	573,082,966.71	550,055,130.91	527,502,107.93	494,142,539.17	463,276,402.00	438,947,265.22	411,769,540.45
2010-A Pool Factor	0.654138	0.626682	0.604793	0.580491	0.556690	0.521485	0.488911	0.463236	0.434554
Monthly Residual Losses	1,275,091.65	692,412.15	450,652.89	387,056.09	643,350.63	287,907.59	(109,718.81)	(23,417.98)	206,495.15
2010-A Cumulative Residual Losses	8,850,319.12	9,542,731.27	9,993,384.16	10,380,440.25	11,023,790.88	11,311,698.47	11,201,979.66	11,178,561.68	11,385,056.83
2010-A Residual Losses (as a % of Original Pool Balance)	(0.934)%	(1.007)%	(1.055)%	(1.095)%	(1.163)%	(1.194)%	(1.182)%	(1.180)%	(1.202)%
Monthly Net Credit Losses	32,201.19	14,854.08	(253,213.22)	303,164.46	153,188.61	84,811.87	(45,593.74)	(149,573.48)	236,805.35
2010-A Cumulative Net Credit Losses	(872,629.76)	(857,775.68)	(1,110,988.90)	(807,824.44)	(654,635.83)	(569,823.96)	(615,417.70)	(764,991.18)	(528,185.83)
2010-A Net Credit Losses (as a % of Original Pool Balance)	0.092%	0.091%	0.117%	0.085%	0.069%	0.060%	0.065%	0.081%	0.056%
Delinquencies ($)
31-60	3,311,053.68	3,636,575.58	2,740,886.95	3,074,482.05	2,221,525.90	3,037,497.62	2,990,274.42	2,823,369.67	2,988,729.41
61-90	666,224.40	558,463.45	812,972.18	516,957.73	820,708.94	454,497.70	411,794.10	572,908.33	798,704.36
91-120+	111,014.63	266,777.10	85,747.78	289,855.10	185,703.17	234,142.25	331,957.95	52,301.50	247,753.48

Total	4,088,292.71	4,461,816.13	3,639,606.91	3,881,294.88	3,227,938.01	3,726,137.57	3,734,026.47	3,448,579.50	4,035,187.25

	Apr-11	May-11	Jun-11	Jul-11	Aug-11	Sep-11	Oct-11	Nov-11	Dec-11
Delinquencies (%)
31-60	0.53%	0.61%	0.48%	0.56%	0.42%	0.61%	0.65%	0.64%	0.73%
61-90	0.11%	0.09%	0.14%	0.09%	0.16%	0.09%	0.09%	0.13%	0.19%
91-120+	0.02%	0.04%	0.01%	0.05%	0.04%	0.05%	0.07%	0.01%	0.06%

Total	0.66%	0.75%	0.64%	0.71%	0.61%	0.75%	0.81%	0.79%	0.98%
2010-A 60+	0.13%	0.14%	0.16%	0.15%	0.19%	0.14%	0.16%	0.14%	0.25%
Delinquencies (units)
31-60	177	202	153	168	126	171	171	164	176
61-90	37	30	45	30	44	24	22	34	45
91-120+	6	14	5	16	9	13	16	3	15

Total	220	246	203	214	179	208	209	201	236
Residual Advances
Beginning Balance of Residual Advance	9,528,899.90	6,055,759.54	3,587,830.53	3,309,945.99	3,154,114.05	6,214,350.50	7,095,390.62	6,208,618.04	10,212,701.46
Reimbursement of Outstanding Advance	6,823,205.79	4,147,782.19	2,673,305.82	2,425,786.76	2,416,574.14	5,070,794.76	5,782,415.50	4,840,162.25	6,380,152.43
Additional Advance for Current Period	3,350,065.43	1,679,853.18	2,395,421.28	2,269,954.82	5,476,810.59	5,951,834.88	4,895,642.92	8,844,245.67	12,811,128.45

Ending Residual Advances	6,055,759.54	3,587,830.53	3,309,945.99	3,154,114.05	6,214,350.50	7,095,390.62	6,208,618.04	10,212,701.46	16,643,677.48
Payment Advances
Beginning Balance of Payment Advance	806,932.86	850,736.41	825,761.51	765,384.99	797,730.69	695,761.99	692,436.41	660,926.64	675,576.73
Reimbursement of Outstanding Payment Advance	343,310.27	360,096.30	368,065.61	307,325.73	377,794.38	290,367.79	298,693.58	288,841.34	281,687.53
Additional Payment Advance for Current Period	387,113.82	335,121.40	307,689.09	339,671.43	275,825.68	287,042.21	267,183.81	303,491.43	281,091.86

Ending Balance of Payment Advance	850,736.41	825,761.51	765,384.99	797,730.69	695,761.99	692,436.41	660,926.64	675,576.73	674,981.06
Total Collections	38,934,116.74	29,880,184.76	30,693,760.37	29,796,106.08	41,713,573.21	41,299,894.68	34,326,696.90	36,637,596.79	41,267,587.39
2010-A
Total Advances as a % of Total Collections	9.599%	6.744%	8.807%	8.758%	13.791%	15.106%	15.040%	24.968%	31.725%

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Prepayment Assumption
Class A-1	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—
Class A-3	115,379,200.00	86,476,800.00	57,753,600.00	29,670,400.00	2,816,000.00	—
Class A-4	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	27,280,000.00
Overcollateralization	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56

	362,947,399.56	334,044,999.56	305,321,799.56	277,238,599.56	250,384,199.56	224,848,199.56
2010-A Prepayment Assumption	0.383030	0.352529	0.322216	0.292579	0.264239	0.237290
Actual prepayment
Class A-1	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—
Class A-3	134,718,878.59	102,552,367.58	60,428,187.99	17,671,570.39	—	—
Class A-4	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	40,859,020.45	19,538,631.06
Overcollateralization	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56	197,568,199.56

	382,287,078.15	350,120,567.14	307,996,387.55	265,239,769.95	238,427,220.01	217,106,830.62
2010-A Pool Factor	0.403440	0.369494	0.325039	0.279916	0.251620	0.229120
Monthly Residual Losses	532,410.39	437,536.67	892,673.28	215,353.56	(111,667.59)	(79,524.93)
2010-A Cumulative Residual Losses	11,917,467.22	12,355,003.89	13,247,677.17	13,463,030.73	13,351,363.14	13,271,838.21
2010-A Residual Losses (as a % of Original Pool Balance)	(1.258)%	(1.304)%	(1.398)%	(1.421)%	(1.409)%	(1.401)%
Monthly Net Credit Losses	(127,029.85)	118,590.08	9,853.78	109,402.38	(22,719.64)	20,774.73
2010-A Cumulative Net Credit Losses	(655,215.68)	(536,625.60)	(526,771.82)	(417,369.44)	(440,089.08)	(419,314.35)
2010-A Net Credit Losses (as a % of Original Pool Balance)	0.069%	0.057%	0.056%	0.044%	0.046%	0.044%
Delinquencies ($)
31-60	2,050,804.68	1,888,598.91	1,390,652.23	1,655,236.50	1,456,155.18	1,218,194.74
61-90	992,991.41	391,148.42	305,704.80	398,299.82	312,998.44	346,820.17
91-120+	155,717.82	170,477.28	79,005.33	12,038.95	92,349.76	42,233.25

Total	3,199,513.91	2,450,224.61	1,775,362.36	2,065,575.27	1,861,503.38	1,607,248.16

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Delinquencies (%)
31-60	0.54%	0.54%	0.45%	0.62%	0.61%	0.56%
61-90	0.26%	0.11%	0.10%	0.15%	0.13%	0.16%
91-120+	0.04%	0.05%	0.03%	0.00%*	0.04%	0.02%

Total	0.84%	0.70%	0.58%	0.78%	0.78%	0.74%
2010-A 60+	0.30%	0.16%	0.12%	0.15%	0.17%	0.18%
Delinquencies (units)
31-60	124	111	87	104	86	75
61-90	56	22	20	22	17	19
91-120+	10	11	4	1	6	3

Total	190	144	111	127	109	97
Residual Advances
Beginning Balance of Residual Advance	16,643,677.48	17,454,718.01	24,914,072.16	17,521,180.54	13,444,919.36	8,206,289.08
Reimbursement of Outstanding Advance	11,893,087.50	12,082,254.43	21,502,679.44	12,351,727.26	10,191,307.05	13,166,334.25
Additional Advance for Current Period	12,704,128.03	19,541,608.58	14,109,787.82	8,275,466.08	4,952,676.77	4,960,045.17

Ending Residual Advances	17,454,718.01	24,914,072.16	17,521,180.54	13,444,919.36	8,206,289.08	—
Payment Advances
Beginning Balance of Payment Advance	674,981.06	594,626.74	517,441.56	386,248.36	387,660.35	337,140.19
Reimbursement of Outstanding Payment Advance	331,590.52	292,634.88	290,817.99	182,303.14	190,543.57	488,741.88
Additional Payment Advance for Current Period	251,236.20	215,449.70	159,624.79	183,715.13	140,023.41	151,601.69

Ending Balance of Payment Advance	594,626.74	517,441.56	386,248.36	387,660.35	337,140.19	—
Total Collections	48,667,365.35	59,153,386.64	69,625,896.09	42,529,924.39	33,912,482.43	29,231,123.00
2010-A
Total Advances as a % of Total Collections	26.620%	33.400%	20.494%	19.890%	15.017%	17.487%

*	less than 0.005%, greater than 0.000%

2010-B Static Pool Data

	Nov-10	Dec-10	Jan-11	Feb-11	Mar-11	Apr-11	May-11	Jun-11
Prepayment Assumption
Class A-1	112,000,000.00	97,081,600.00	81,928,000.00	66,550,400.00	50,960,000.00	35,145,600.00	19,129,600.00	2,923,200.00
Class A-2	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00
Class A-3	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	892,857,142.86	877,938,742.86	862,785,142.86	847,407,542.86	831,817,142.86	816,002,742.86	799,986,742.86	783,780,342.86
2010-B Prepayment Assumption	1.000000	0.983291	0.966319	0.949096	0.931635	0.913923	0.895985	0.877834
Actual prepayment
Class A-1	112,000,000.00	99,462,823.35	86,693,350.72	73,239,655.13	59,415,110.01	44,396,318.47	29,009,042.41	14,790,718.18
Class A-2	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00	246,000,000.00
Class A-3	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	892,857,142.86	880,319,966.21	867,550,493.58	854,096,797.99	840,272,252.87	825,253,461.33	809,866,185.27	795,647,861.04
2010-B Pool Factor	1.000000	0.985958	0.971657	0.956588	0.941105	0.924284	0.907050	0.891126
Monthly Residual Losses	(4,217.40)	(10,291.14)	(12,691.85)	(34,984.68)	(29,812.55)	(30,003.46)	(34,192.81)	(47,285.18)
2010-B Cumulative Residual Losses	(4,217.40)	(14,508.54)	(27,200.39)	(62,185.07)	(91,997.62)	(122,001.08)	(156,193.89)	(203,479.07)
2010-B Residual Losses (as a % of Original Pool Balance)	0.000%*	0.002%	0.003%	0.007%	0.010%	0.014%	0.017%	0.023%
Monthly Net Credit Losses	(86,862.46)	22,782.13	(127,904.01)	(320,530.59)	(170,314.74)	7,238.31	(133,970.42)	(124,447.72)
2010-B Cumulative Net Credit Losses	(86,862.46)	(64,080.33)	(191,984.34)	(512,514.93)	(682,829.67)	(675,591.36)	(809,561.78)	(934,009.50)
2010-B Net Credit Losses (as a % of Original Pool Balance)	0.010%	0.007%	0.022%	0.057%	0.076%	0.076%	0.091%	0.105%
Delinquencies ($)
31-60	2,346,282.44	2,614,414.39	2,594,776.14	3,073,577.57	2,754,617.32	3,005,694.21	3,303,613.13	3,017,176.52
61-90	—	424,342.09	760,332.46	576,965.43	416,786.19	499,775.70	499,229.87	740,537.73
91-120+	—	—	200,348.09	179,857.50	66,431.66	41,409.15	243,813.48	131,985.65

Total	2,346,282.44	3,038,756.48	3,555,456.69	3,830,400.50	3,237,835.17	3,546,879.06	4,046,656.48	3,889,699.90

*	less than 0.0005%, greater than 0.0000%

	Nov-10	Dec-10	Jan-11	Feb-11	Mar-11	Apr-11	May-11	Jun-11
Delinquencies (%)
31-60	0.26%	0.30%	0.30%	0.36%	0.33%	0.36%	0.41%	0.38%
61-90	—	0.05%	0.09%	0.07%	0.05%	0.06%	0.06%	0.09%
91-120+	—	—	0.02%	0.02%	0.01%	0.01%	0.03%	0.02%

Total	0.26%	0.35%	0.41%	0.45%	0.39%	0.43%	0.50%	0.49%
2010-B 60+	—	0.05%	0.11%	0.09%	0.06%	0.07%	0.09%	0.11%
Delinquencies (units)
31-60	98	114	109	142	123	142	151	142
61-90	—	18	32	23	20	22	22	35
91-120+	—	—	9	8	3	2	12	6

Total	98	132	150	173	146	166	185	183
Residual Advances
Beginning Balance of Residual Advance	—	150,258.27	216,554.98	414,384.76	463,150.47	704,761.50	591,305.14	538,014.65
Reimbursement of Outstanding Advance	—	85,555.70	105,529.34	317,646.97	295,157.60	435,145.66	303,466.84	286,974.76
Additional Advance for Current Period	150,258.27	151,852.41	303,359.12	366,412.68	536,768.63	321,689.30	250,176.35	596,031.74

Ending Residual Advances	150,258.27	216,554.98	414,384.76	463,150.47	704,761.50	591,305.14	538,014.65	847,071.63
Payment Advances
Beginning Balance of Payment Advance	—	655,078.25	666,315.16	692,296.45	806,315.25	620,496.44	725,400.40	756,393.13
Reimbursement of Outstanding Payment Advance	—	297,205.46	286,744.41	294,531.46	438,470.41	265,386.83	305,798.30	329,693.35
Additional Payment Advance for Current Period	655,078.25	308,442.37	312,725.70	408,550.26	252,651.60	370,290.79	336,791.03	321,848.62

Ending Balance of Payment Advance	655,078.25	666,315.16	692,296.45	806,315.25	620,496.44	725,400.40	756,393.13	748,548.40
Total Collections	17,856,753.69	18,282,932.95	18,065,104.75	18,366,538.78	20,402,687.72	20,465,214.14	18,766,533.49	21,336,783.23
2010-B
Total Advances as a % of Total Collections	4.510%	2.518%	3.410%	4.219%	3.869%	3.381%	3.128%	4.302%

	Jul-11	Aug-11	Sep-11	Oct-11	Nov-11	Dec-11
Prepayment Assumption
Class A-1	—	—	—	—	—	—
Class A-2	232,519,200.00	215,938,800.00	199,161,600.00	182,212,200.00	165,115,200.00	147,821,400.00
Class A-3	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	767,376,342.86	750,795,942.86	734,018,742.86	717,069,342.86	699,972,342.86	682,678,542.86
2010-B Prepayment Assumption	0.859462	0.840891	0.822101	0.803118	0.783969	0.764600
Actual prepayment
Class A-1	—	—	—	—	—	—
Class A-2	244,565,582.53	227,795,989.73	207,336,376.34	187,284,105.03	168,801,877.21	150,345,220.84
Class A-3	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	779,422,725.39	762,653,132.59	742,193,519.20	722,141,247.89	703,659,020.07	685,202,363.70
2010-B Pool Factor	0.872953	0.854172	0.831257	0.808798	0.788098	0.767427
Monthly Residual Losses	(38,567.31)	(153,923.58)	(189,764.22)	(252,749.56)	(191,858.76)	(162,745.59)
2010-B Cumulative Residual Losses	(242,046.38)	(395,969.96)	(585,734.18)	(838,483.74)	(1,030,342.50)	(1,193,088.09)
2010-B Residual Losses (as a % of Original Pool Balance)	0.027%	0.044%	0.066%	0.094%	0.115%	0.134%
Monthly Net Credit Losses	291,683.33	122,935.97	(225,079.13)	10,990.35	(186,049.20)	(278,247.25)
2010-B Cumulative Net Credit Losses	(642,326.17)	(519,390.20)	(744,469.33)	(733,478.98)	(919,528.18)	(1,197,775.43)
2010-B Net Credit Losses (as a % of Original Pool Balance)	0.072%	0.058%	0.083%	0.082%	0.103%	0.134%
Delinquencies ($)
31-60	3,658,876.17	3,171,201.23	3,463,022.83	3,635,522.10	3,669,718.01	4,134,521.16
61-90	368,352.76	929,340.48	825,718.78	679,355.39	813,933.36	722,227.97
91-120+	247,744.19	211,747.19	168,084.51	263,279.21	271,959.32	197,755.79

Total	4,274,973.12	4,312,288.90	4,456,826.12	4,578,156.70	4,755,610.69	5,054,504.92

	Jul-11	Aug-11	Sep-11	Oct-11	Nov-11	Dec-11
Delinquencies (%)
31-60	0.47%	0.42%	0.47%	0.50%	0.52%	0.60%
61-90	0.05%	0.12%	0.11%	0.09%	0.12%	0.11%
91-120+	0.03%	0.03%	0.02%	0.04%	0.04%	0.03%

Total	0.55%	0.57%	0.60%	0.63%	0.68%	0.74%
2010-B 60+	0.08%	0.15%	0.13%	0.13%	0.15%	0.13%
Delinquencies (units)
31-60	177	154	168	179	185	214
61-90	18	45	38	34	38	36
91-120+	11	10	9	13	14	9

Total	206	209	215	226	237	259
Residual Advances
Beginning Balance of Residual Advance	847,071.63	1,049,715.08	1,358,424.43	1,943,289.42	2,289,799.87	3,008,355.61
Reimbursement of Outstanding Advance	488,909.98	724,507.49	936,269.43	1,382,813.63	1,478,262.85	1,916,641.36
Additional Advance for Current Period	691,553.43	1,033,216.84	1,521,134.42	1,729,324.08	2,196,818.59	2,733,063.87

Ending Residual Advances	1,049,715.08	1,358,424.43	1,943,289.42	2,289,799.87	3,008,355.61	3,824,778.12
Payment Advances
Beginning Balance of Payment Advance	748,548.40	797,295.85	758,485.08	767,400.29	782,174.50	861,715.01
Reimbursement of Outstanding Payment Advance	289,716.11	344,223.94	310,855.90	309,252.39	312,753.18	358,164.43
Additional Payment Advance for Current Period	338,463.56	305,413.17	319,771.11	324,026.60	392,293.69	351,928.58

Ending Balance of Payment Advance	797,295.85	758,485.08	767,400.29	782,174.50	861,715.01	855,479.16
Total Collections	21,888,610.75	26,550,550.75	25,710,787.60	24,113,884.85	23,841,380.46	25,398,688.84
2010-B
Total Advances as a % of Total Collections	4.706%	5.042%	7.160%	8.515%	10.860%	12.146%

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Prepayment Assumption
Class A-1	—	—	—	—	—	—
Class A-2	130,404,600.00	112,815,600.00	95,103,600.00	68,166,600.00	41,623,200.00	11,217,600.00
Class A-3	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	665,261,742.86	647,672,742.86	629,960,742.86	603,023,742.86	576,480,342.86	546,074,742.86
2010-B Prepayment Assumption	0.745093	0.725393	0.705556	0.675387	0.645658	0.611604
Actual prepayment
Class A-1	—	—	—	—	—	—
Class A-2	131,308,076.60	109,995,730.96	75,421,511.07	37,503,681.71	6,843,385.46	—
Class A-3	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	280,000,000.00	258,606,758.26
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	666,165,219.46	644,852,873.82	610,278,653.93	572,360,824.57	541,700,528.32	513,463,901.12
2010-B Pool Factor	0.746105	0.722235	0.683512	0.641044	0.606705	0.575080
Monthly Residual Losses	(105,888.27)	(113,442.38)	(220,643.57)	(53,394.96)	(47,799.02)	(124,822.09)
2010-B Cumulative Residual Losses	(1,298,976.36)	(1,412,418.74)	(1,633,062.31)	(1,686,457.27)	(1,734,256.29)	(1,859,078.38)
2010-B Residual Losses (as a % of Original Pool Balance)	0.145%	0.158%	0.183%	0.189%	0.194%	0.208%
Monthly Net Credit Losses	58,752.45	122,852.91	(81,555.01)	(928.99)	125,621.97	80,328.10
2010-B Cumulative Net Credit Losses	(1,139,022.98)	(1,016,170.07)	(1,097,725.08)	(1,098,654.07)	(973,032.10)	(892,704.00)
2010-B Net Credit Losses (as a % of Original Pool Balance)	0.128%	0.114%	0.123%	0.123%	0.109%	0.100%
Delinquencies ($)
31-60	2,841,232.37	2,879,354.17	2,549,257.87	2,526,395.15	2,535,649.23	2,791,443.16
61-90	1,098,649.37	495,799.53	566,459.32	480,299.44	633,295.62	559,021.85
91-120+	305,683.13	139,626.92	48,572.81	91,025.46	163,868.78	217,351.50

Total	4,245,564.87	3,514,780.62	3,164,290.00	3,097,720.05	3,332,813.63	3,567,816.51

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Delinquencies (%)
31-60	0.43%	0.45%	0.42%	0.44%	0.47%	0.54%
61-90	0.16%	0.08%	0.09%	0.08%	0.12%	0.11%
91-120+	0.05%	0.02%	0.01%	0.02%	0.03%	0.04%

Total	0.64%	0.55%	0.52%	0.54%	0.62%	0.69%
2010-B 60+	0.21%	0.10%	0.10%	0.10%	0.15%	0.15%
Delinquencies (units)
31-60	151	150	138	141	144	160
61-90	54	25	28	26	32	31
91-120+	15	7	3	5	10	11

Total	220	182	169	172	186	202
Residual Advances
Beginning Balance of Residual Advance	3,824,778.12	4,562,753.10	10,994,048.58	9,578,623.50	8,973,777.83	8,220,525.90
Reimbursement of Outstanding Advance	2,604,311.99	2,688,301.41	9,296,433.47	6,693,112.62	6,375,912.98	6,596,909.41
Additional Advance for Current Period	3,342,286.97	9,119,596.89	7,881,008.39	6,088,266.95	5,622,661.05	5,472,697.39

Ending Residual Advances	4,562,753.10	10,994,048.58	9,578,623.50	8,973,777.83	8,220,525.90	7,096,313.88
Payment Advances
Beginning Balance of Payment Advance	855,479.16	771,380.53	685,694.43	613,052.58	652,086.51	645,706.20
Reimbursement of Outstanding Payment Advance	377,727.31	368,259.04	322,471.36	255,114.92	281,418.31	278,559.10
Additional Payment Advance for Current Period	293,628.68	282,572.94	249,829.51	294,148.85	275,038.00	295,634.85

Ending Balance of Payment Advance	771,380.53	685,694.43	613,052.58	652,086.51	645,706.20	662,781.95
Total Collections	28,380,424.57	42,943,677.37	52,934,160.66	42,031,359.41	39,416,687.71	40,015,428.83
2010-B
Total Advances as a % of Total Collections	12.811%	21.894%	15.360%	15.185%	14.962%	14.415%

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—	—	—	—	—	—
Class A-3	261,548,000.00	225,456,000.00	190,764,000.00	156,996,000.00	125,244,000.00	91,560,000.00	59,612,000.00	27,804,000.00	—	—	—
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	109,121,600.00	79,732,800.00	48,563,200.00
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	516,405,142.86	480,313,142.86	445,621,142.86	411,853,142.86	380,101,142.86	346,417,142.86	314,469,142.86	282,661,142.86	251,978,742.86	222,589,942.86	191,420,342.86
2010-B Prepayment Assumption	0.578374	0.537951	0.499096	0.461276	0.425713	0.387987	0.352205	0.316580	0.282216	0.249301	0.214391
Actual prepayment
Class A-1	—	—	—	—	—	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—	—	—	—	—	—
Class A-3	229,693,566.22	193,875,467.38	149,736,907.01	119,302,492.37	92,680,307.68	69,965,394.51	46,364,558.80	13,097,092.62	—	—	—
Class A-4	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	112,000,000.00	94,529,896.63	45,177,888.45	8,426,853.48
Overcollateralization	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86	142,857,142.86

	484,550,709.08	448,732,610.24	404,594,049.87	374,159,635.23	347,537,450.54	324,822,537.37	301,221,701.66	267,954,235.48	237,387,039.49	188,035,031.31	151,283,996.34
2010-B Pool Factor	0.542697	0.502581	0.453145	0.419059	0.389242	0.363801	0.337368	0.300109	0.265873	0.210599	0.169438
Monthly Residual Losses	(271,394.05)	(1,001,517.02)	(1,260,275.63)	(1,243,041.79)	(501,332.13)	(276,818.09)	(540,970.79)	(868,019.08)	(1,284,110.71)	(1,497,603.11)	(1,651,091.04)
2010-B Cumulative Residual Losses	(2,130,472.43)	(3,131,989.45)	(4,392,265.08)	(5,635,306.87)	(6,136,639.00)	(6,413,457.09)	(6,954,427.88)	(7,822,446.96)	(9,106,557.67)	(10,604,160.78)	(12,255,251.82)
2010-B Residual Losses (as a % of Original Pool Balance)	0.239%	0.351%	0.492%	0.631%	0.687%	0.718%	0.779%	0.876%	1.020%	1.188%	1.373%
Monthly Net Credit Losses	(67,407.30)	59,422.06	21,227.12	(17,755.58)	59,628.00	177,477.47	138,675.60	(51,924.95)	66,732.38	28,733.97	33,490.39
2010-B Cumulative Net Credit Losses	(960,111.30)	(900,689.24)	(879,462.12)	(897,217.70)	(837,589.70)	(660,112.23)	(521,436.63)	(573,361.58)	(506,629.20)	(477,895.23)	(444,404.84)
2010-B Net Credit Losses (as a % of Original Pool Balance)	0.108%	0.101%	0.098%	0.100%	0.094%	0.074%	0.058%	0.064%	0.057%	0.054%	0.050%
Delinquencies ($)
31-60	2,702,725.85	2,513,187.66	3,000,553.09	2,691,656.68	2,962,078.51	2,649,756.42	1,957,792.09	2,164,488.45	1,556,537.16	1,560,517.52	1,189,294.54
61-90	365,741.79	743,057.03	533,656.44	493,065.18	509,007.34	588,639.75	683,048.34	588,961.07	611,307.00	238,073.85	243,561.45
91-120+	230,501.33	285,706.20	217,184.47	150,265.02	104,887.28	73,731.95	188,448.64	79,227.23	134,032.76	111,014.67	118,663.22

Total	3,298,968.97	3,541,950.89	3,751,394.00	3,334,986.88	3,575,973.13	3,312,128.12	2,829,289.07	2,832,676.75	2,301,876.92	1,909,606.04	1,551,519.21

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13
Delinquencies (%)
31-60	0.56%	0.56%	0.74%	0.72%	0.85%	0.82%	0.65%	0.81%	0.66%	0.83%	0.79%
61-90	0.08%	0.17%	0.13%	0.13%	0.15%	0.18%	0.23%	0.22%	0.26%	0.13%	0.16%
91-120+	0.05%	0.06%	0.05%	0.04%	0.03%	0.02%	0.06%	0.03%	0.06%	0.06%	0.08%

Total	0.68%	0.79%	0.93%	0.89%	1.03%	1.02%	0.94%	1.06%	0.97%	1.02%	1.03%
2010-B 60+	0.12%	0.23%	0.19%	0.17%	0.18%	0.20%	0.29%	0.25%	0.31%	0.19%	0.24%
Delinquencies (units)
31-60	156	142	174	159	176	165	120	135	95	99	75
61-90	21	43	29	29	30	33	41	40	39	15	16
91-120+	13	17	13	8	7	6	11	3	9	7	7

Total	190	202	216	196	213	204	172	178	143	121	98
Residual Advances
Beginning Balance of Residual Advance	7,096,313.88	11,592,903.48	16,388,453.51	16,622,922.15	13,300,108.24	11,724,190.49	11,030,765.97	15,359,362.45	15,499,088.97	17,723,705.17	18,112,885.58
Reimbursement of Outstanding Advance	5,384,149.45	9,314,251.76	12,365,472.10	12,405,534.43	8,888,274.04	7,878,605.98	7,964,536.53	12,371,694.24	12,803,530.72	13,965,931.31	27,912,646.35
Additional Advance for Current Period	9,880,739.05	14,109,801.79	12,599,940.74	9,082,720.52	7,312,356.29	7,185,181.46	12,293,133.01	12,511,420.76	15,028,146.92	14,355,111.72	9,799,760.77

Ending Residual Advances	11,592,903.48	16,388,453.51	16,622,922.15	13,300,108.24	11,724,190.49	11,030,765.97	15,359,362.45	15,499,088.97	17,723,705.17	18,112,885.58	—
Payment Advances
Beginning Balance of Payment Advance	662,781.95	611,007.08	575,139.42	648,544.25	509,619.94	527,924.84	534,691.60	447,300.21	473,165.79	371,996.62	289,340.23
Reimbursement of Outstanding Payment Advance	314,018.54	278,311.86	242,874.64	329,182.23	210,951.37	232,595.27	266,712.32	192,181.12	254,957.39	201,857.73	383,738.14
Additional Payment Advance for Current Period	262,243.67	242,444.20	316,279.47	190,257.92	229,256.27	239,362.03	179,320.93	218,046.70	153,788.22	119,201.34	94,397.91

Ending Balance of Payment Advance	611,007.08	575,139.42	648,544.25	509,619.94	527,924.84	534,691.60	447,300.21	473,165.79	371,996.62	289,340.23	—
Total Collections	45,183,243.07	58,234,571.70	45,889,582.52	42,348,593.25	34,593,486.02	33,969,578.91	43,322,195.20	44,637,700.33	64,544,656.96	52,656,038.48	41,311,623.26
2010-B
Total Advances as a % of Total Collections	22.449%	24.646%	28.146%	21.897%	21.801%	21.856%	28.790%	28.517%	23.522%	27.488%	23.950%

2011-A Static Pool Data

	Jul-11	Aug-11	Sep-11	Oct-11	Nov-11	Dec-11
Prepayment Assumption
Class A-1	128,000,000.00	109,568,000.00	90,867,200.00	71,884,800.00	52,633,600.00	33,113,600.00
Class A-2a	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00
Class A-2b	250,000,000.00	250,000,000.00	250,000,000.00	250,000,000.00	250,000,000.00	250,000,000.00
Class A-3	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	1,054,216,867.47	1,035,784,867.47	1,017,084,067.47	998,101,667.47	978,850,467.47	959,330,467.47
2011-A Prepayment Assumption	1.000000	0.982516	0.964777	0.946771	0.928510	0.909993
Actual prepayment
Class A-1	128,000,000.00	111,234,225.14	90,348,714.99	71,251,219.98	53,313,244.96	35,518,965.95
Class A-2a	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00
Class A-2b	250,000,000.00	250,000,000.00	250,000,000.00	250,000,000.00	250,000,000.00	250,000,000.00
Class A-3	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	1,054,216,867.47	1,037,451,092.61	1,016,565,582.46	997,468,087.45	979,530,112.43	961,735,833.42
2011-A Pool Factor	1.000000	0.984096	0.964285	0.946170	0.929154	0.912275
Monthly Residual Losses	(2,527.91)	(44,493.24)	(107,203.57)	(72,324.32)	(156,144.34)	(79,094.75)
2011-A Cumulative Residual Losses	(2,527.91)	(47,021.15)	(154,224.72)	(226,549.04)	(382,693.38)	(461,788.13)
2011-A Residual Losses (as a % of Original Pool Balance)	0.000%*	0.004%	0.015%	0.021%	0.036%	0.044%
Monthly Net Credit Losses	(6,761.15)	(96,730.14)	(27,176.16)	75,614.48	(335,564.41)	(164,537.94)
2011-A Cumulative Net Credit Losses	(6,761.15)	(103,491.29)	(130,667.45)	(55,052.97)	(390,617.38)	(555,155.32)
2011-A Net Credit Losses (as a % of Original Pool Balance)	0.001%	0.010%	0.012%	0.005%	0.037%	0.053%
Delinquencies ($)
31-60	1,901,340.55	2,132,524.03	3,072,190.68	2,901,843.54	2,967,407.23	4,036,099.92
61-90	—	375,426.75	308,625.99	583,200.80	747,655.78	399,685.39
91-120+	—	77,210.53	108,182.39	170,308.26	104,018.24	274,742.02

Total	1,901,340.55	2,585,161.31	3,488,999.06	3,655,352.60	3,819,081.25	4,710,527.33

*	less than 0.0005%, greater than 0.0000%

	Jul-11	Aug-11	Sep-11	Oct-11	Nov-11	Dec-11
Delinquencies (%)
31-60	0.18%	0.21%	0.30%	0.29%	0.30%	0.42%
61-90	—	0.04%	0.03%	0.06%	0.08%	0.04%
91-120+	—	0.01%	0.01%	0.02%	0.01%	0.03%

Total	0.18%	0.25%	0.34%	0.37%	0.39%	0.49%
2011-A 60+	—	0.04%	0.04%	0.08%	0.09%	0.07%
Delinquencies (units)
31-60	83	101	138	131	144	191
61-90	—	18	14	26	31	20
91-120+	—	3	5	8	5	12

Total	83	122	157	165	180	223
Residual Advances
Beginning Balance of Residual Advance	—	388,198.26	998,214.88	903,814.44	1,240,649.39	1,438,321.95
Reimbursement of Outstanding Advance	—	219,492.44	808,715.68	578,420.76	818,750.27	891,134.61
Additional Advance for Current Period	388,198.26	829,509.06	714,315.24	915,255.71	1,016,422.83	790,270.09

Ending Residual Advances	388,198.26	998,214.88	903,814.44	1,240,649.39	1,438,321.95	1,337,457.43
Payment Advances
Beginning Balance of Payment Advance	—	730,775.98	688,486.58	729,271.47	765,034.66	887,319.91
Reimbursement of Outstanding Payment Advance	—	345,964.59	292,391.54	317,026.03	315,262.88	392,167.85
Additional Payment Advance for Current Period	730,775.98	303,675.19	333,176.43	352,789.22	437,548.13	369,107.19

Ending Balance of Payment Advance	730,775.98	688,486.58	729,271.47	765,034.66	887,319.91	864,259.25
Total Collections	23,468,112.87	28,816,850.00	27,274,543.96	24,830,293.90	24,540,328.50	25,351,555.37
2011-A
Total Advances as a % of Total Collections	4.768%	3.932%	3.841%	5.107%	5.925%	4.573%

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Prepayment Assumption
Class A-1	13,350,400.00	—	—	—	—	—
Class A-2a	100,000,000.00	98,100,000.00	92,310,000.00	86,450,000.00	80,530,000.00	74,550,000.00
Class A-2b	250,000,000.00	245,250,000.00	230,775,000.00	216,125,000.00	201,325,000.00	186,375,000.00
Class A-3	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	939,567,267.47	919,566,867.47	899,301,867.47	878,791,867.47	858,071,867.47	837,141,867.47
2011-A Prepayment Assumption	0.891247	0.872275	0.853052	0.833597	0.813942	0.794089
Actual prepayment
Class A-1	17,818,956.21	—	—	—	—	—
Class A-2a	100,000,000.00	99,539,277.18	92,932,383.49	85,368,053.50	78,639,178.32	72,130,240.82
Class A-2b	250,000,000.00	248,848,192.95	232,330,958.71	213,420,133.75	196,597,945.80	180,325,602.05
Class A-3	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	944,035,823.68	924,604,337.60	901,480,209.67	875,005,054.72	851,453,991.59	828,672,710.34
2011-A Pool Factor	0.895485	0.877053	0.855118	0.830005	0.807665	0.786055
Monthly Residual Losses	(54,880.29)	(167,738.64)	(241,355.07)	(174,458.21)	(119,700.12)	(168,107.70)
2011-A Cumulative Residual Losses	(516,668.42)	(684,407.06)	(925,762.13)	(1,100,220.34)	(1,219,920.46)	(1,388,028.16)
2011-A Residual Losses (as a % of Original Pool Balance)	0.049%	0.065%	0.088%	0.104%	0.116%	0.132%
Monthly Net Credit Losses	1,912.90	66,059.28	156,986.50	(146,347.39)	147,093.67	(72,328.22)
2011-A Cumulative Net Credit Losses	(553,242.42)	(487,183.14)	(330,196.64)	(476,544.03)	(329,450.36)	(401,778.58)
2011-A Net Credit Losses (as a % of Original Pool Balance)	0.052%	0.046%	0.031%	0.045%	0.031%	0.038%
Delinquencies ($)
31-60	2,848,217.23	2,945,469.59	2,580,663.30	3,046,705.52	2,880,693.39	3,037,120.41
61-90	1,049,170.97	355,491.51	410,975.77	359,733.32	488,790.31	648,575.11
91-120+	193,873.04	168,896.47	133,428.24	148,604.54	231,593.55	137,042.81

Total	4,091,261.24	3,469,857.57	3,125,067.31	3,555,043.38	3,601,077.25	3,822,738.33

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Delinquencies (%)
31-60	0.30%	0.32%	0.29%	0.35%	0.34%	0.37%
61-90	0.11%	0.04%	0.05%	0.04%	0.06%	0.08%
91-120+	0.02%	0.02%	0.01%	0.02%	0.03%	0.02%

Total	0.43%	0.38%	0.35%	0.41%	0.42%	0.46%
2011-A 60+	0.13%	0.06%	0.06%	0.06%	0.08%	0.09%
Delinquencies (units)
31-60	138	142	123	154	154	159
61-90	50	16	22	20	20	34
91-120+	9	8	6	7	11	7

Total	197	166	151	181	185	200
Residual Advances
Beginning Balance of Residual Advance	1,337,457.43	1,460,071.71	2,918,449.12	2,606,080.00	3,120,424.12	2,687,674.65
Reimbursement of Outstanding Advance	898,201.48	807,143.14	2,409,511.52	1,744,626.27	2,192,384.04	2,156,751.98
Additional Advance for Current Period	1,020,815.76	2,265,520.55	2,097,142.40	2,258,970.39	1,759,634.57	1,739,011.22

Ending Residual Advances	1,460,071.71	2,918,449.12	2,606,080.00	3,120,424.12	2,687,674.65	2,269,933.89
Payment Advances
Beginning Balance of Payment Advance	864,259.25	816,811.00	755,228.68	684,207.55	758,227.67	723,892.18
Reimbursement of Outstanding Payment Advance	396,517.03	384,505.81	349,520.36	271,063.77	332,924.52	296,279.38
Additional Payment Advance for Current Period	349,068.78	322,923.49	278,499.23	345,083.89	298,589.03	376,287.45

Ending Balance of Payment Advance	816,811.00	755,228.68	684,207.55	758,227.67	723,892.18	803,900.25
Total Collections	26,425,428.08	30,869,371.24	36,358,994.07	31,115,454.78	31,569,635.80	31,911,414.49
2011-A
Total Advances as a % of Total Collections	5.184%	8.385%	6.534%	8.369%	6.520%	6.629%

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Jun-13
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—	—	—	—
Class A-2a	68,500,000.00	62,400,000.00	56,230,000.00	50,010,000.00	43,730,000.00	32,670,000.00	20,810,000.00	7,840,000.00	—	—	—	—
Class A-2b	171,250,000.00	156,000,000.00	140,575,000.00	125,025,000.00	109,325,000.00	81,675,000.00	52,025,000.00	19,600,000.00	—	—	—	—
Class A-3	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	322,829,700.00	280,827,600.00	236,011,800.00	193,263,900.00
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	815,966,867.47	794,616,867.47	773,021,867.47	751,251,867.47	729,271,867.47	690,561,867.47	649,051,867.47	603,656,867.47	560,046,567.47	518,044,467.47	473,228,667.47	430,480,767.47
2011-A Prepayment Assumption	0.774003	0.753751	0.733266	0.712616	0.691766	0.655047	0.615672	0.572612	0.531244	0.491402	0.448891	0.408342
Actual prepayment
Class A-1	—	—	—	—	—	—	—	—	—	—	—	—
Class A-2a	65,450,110.75	57,254,851.70	47,575,495.38	39,954,657.13	32,302,114.66	23,755,802.07	14,885,029.43	2,634,501.33	—	—	—	—
Class A-2b	163,625,276.86	143,137,129.24	118,938,738.45	99,886,642.83	80,755,286.64	59,389,505.17	37,212,573.57	6,586,253.33	—	—	—	—
Class A-3	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	339,000,000.00	309,421,716.00	249,240,160.72	197,040,349.27	158,438,167.39
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	805,292,255.08	776,608,848.41	742,731,101.30	716,058,167.43	689,274,268.77	659,362,174.71	628,314,470.47	585,437,622.13	546,638,583.47	486,457,028.19	434,257,216.74	395,655,034.86
2011-A Pool Factor	0.763877	0.736669	0.704534	0.679232	0.653826	0.625452	0.596001	0.555329	0.518526	0.461439	0.411924	0.375307
Monthly Residual Losses	(256,862.41)	(411,317.02)	(435,037.26)	(348,334.20)	(100,748.74)	52,334.44	(10,037.55)	(171,578.66)	(685,733.82)	(1,020,082.76)	(1,275,544.91)	(669,408.80)
2011-A Cumulative Residual Losses	(1,644,890.57)	(2,056,207.59)	(2,491,244.85)	(2,839,579.05)	(2,940,327.79)	(2,887,993.35)	(2,898,030.90)	(3,069,609.56)	(3,755,343.38)	(4,775,426.14)	(6,050,971.05)	(6,720,379.85)
2011-A Residual Losses (as a % of Original Pool Balance)	0.156%	0.195%	0.236%	0.269%	0.279%	0.274%	0.275%	0.291%	0.356%	0.453%	0.574%	0.637%
Monthly Net Credit Losses	(98,104.23)	(279,688.15)	248,507.84	(119,971.26)	16,587.73	363,484.08	91,929.94	24,222.47	101,634.61	84,054.20	6,066.26	15,786.07
2011-A Cumulative Net Credit Losses	(499,882.81)	(779,570.96)	(531,063.12)	(651,034.38)	(634,446.65)	(270,962.57)	(179,032.63)	(154,810.16)	(53,175.55)	30,878.65	36,944.91	52,730.98
2011-A Net Credit Losses (as a % of Original Pool Balance)	0.047%	0.074%	0.050%	0.062%	0.060%	0.026%	0.017%	0.015%	0.005%	(0.003%)	(0.004%)	(0.005%)
Delinquencies ($)
31-60	3,270,629.77	2,826,761.97	3,998,800.96	3,856,170.88	3,991,285.77	4,113,990.55	3,042,810.88	3,563,268.92	3,140,776.03	2,216,664.02	2,439,168.91	2,557,539.92
61-90	571,183.96	1,204,939.17	484,495.63	537,253.82	751,777.35	510,603.96	1,228,613.25	819,848.69	659,452.43	558,095.99	403,668.75	556,199.76
91-120+	319,047.39	185,571.53	295,285.17	279,271.73	201,540.64	313,366.45	236,977.14	103,938.62	192,383.19	102,313.08	161,502.33	89,112.48

Total	4,160,861.12	4,217,272.67	4,778,581.76	4,672,696.43	4,944,603.76	4,937,960.96	4,508,401.27	4,487,056.23	3,992,611.65	2,877,073.09	3,004,339.99	3,202,852.16

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Jun-13
Delinquencies (%)
31-60	0.41%	0.36%	0.54%	0.54%	0.58%	0.62%	0.48%	0.61%	0.57%	0.46%	0.56%	0.65%
61-90	0.07%	0.16%	0.07%	0.08%	0.11%	0.08%	0.20%	0.14%	0.12%	0.11%	0.09%	0.14%
91-120+	0.04%	0.02%	0.04%	0.04%	0.03%	0.05%	0.04%	0.02%	0.04%	0.02%	0.04%	0.02%

Total	0.52%	0.54%	0.64%	0.65%	0.72%	0.75%	0.72%	0.77%	0.73%	0.59%	0.69%	0.81%
2011-A 60+	0.11%	0.18%	0.10%	0.11%	0.14%	0.12%	0.23%	0.16%	0.16%	0.14%	0.13%	0.16%
Delinquencies (units)
31-60	168	143	208	202	214	225	172	189	175	129	137	149
61-90	30	62	26	31	40	29	68	47	32	27	24	34
91-120+	15	8	15	16	11	16	10	7	12	5	7	6

Total	213	213	249	249	265	270	250	243	219	161	168	189
Residual Advances
Beginning Balance of Residual Advance	2,269,933.89	4,484,393.69	7,154,218.19	6,057,144.59	6,252,463.41	8,009,095.21	8,350,711.14	14,115,891.09	14,625,506.93	18,196,429.90	21,583,110.55	16,744,680.92
Reimbursement of Outstanding Advance	1,703,908.07	3,615,769.29	5,660,780.52	4,818,872.91	4,697,379.32	6,272,918.00	6,333,212.20	11,390,551.68	12,452,249.18	14,534,523.12	16,886,845.42	11,588,523.41
Additional Advance for Current Period	3,918,367.87	6,285,593.79	4,563,706.92	5,014,191.73	6,454,011.12	6,614,533.93	12,098,392.15	11,900,167.52	16,023,172.15	17,921,203.77	12,048,415.79	9,032,382.38

Ending Residual Advances	4,484,393.69	7,154,218.19	6,057,144.59	6,252,463.41	8,009,095.21	8,350,711.14	14,115,891.09	14,625,506.93	18,196,429.90	21,583,110.55	16,744,680.92	14,188,539.89
Payment Advances
Beginning Balance of Payment Advance	803,900.25	766,399.53	694,019.30	888,314.80	753,112.03	788,195.77	765,955.61	705,386.07	742,371.41	610,691.59	506,203.89	465,838.64
Reimbursement of Outstanding Payment Advance	355,146.23	365,269.28	255,155.14	411,524.38	300,645.59	346,018.49	351,084.66	309,457.62	382,680.19	323,146.42	243,026.06	204,454.16
Additional Payment Advance for Current Period	317,645.51	292,889.05	449,450.64	276,321.61	335,729.33	323,778.33	290,515.12	346,442.96	251,000.37	218,658.72	202,660.81	250,840.36

Ending Balance of Payment Advance	766,399.53	694,019.30	888,314.80	753,112.03	788,195.77	765,955.61	705,386.07	742,371.41	610,691.59	506,203.89	465,838.64	512,224.84
Total Collections	36,654,286.53	44,623,461.05	37,472,885.77	38,047,862.45	40,930,150.95	43,430,724.60	55,471,947.92	56,367,472.87	79,249,311.70	72,061,426.21	60,685,383.85	48,563,837.64
2011-A
Total Advances as a % of Total Collections	11.557%	14.742%	13.378%	13.905%	16.589%	15.976%	22.334%	21.726%	20.535%	25.173%	20.188%	19.116%

	Jul-13	Aug-13	Sep-13	Oct-13	Nov-13
Prepayment Assumption
Class A-1	—	—	—	—	—
Class A-2a	—	—	—	—	—
Class A-2b	—	—	—	—	—
Class A-3	156,414,600.00	121,497,600.00	79,970,100.00	40,307,100.00	3,051,000.00
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00	58,000,000.00
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	393,631,467.47	358,714,467.47	317,186,967.47	277,523,967.47	240,267,867.47
2011-A Prepayment Assumption	0.373388	0.340266	0.300874	0.263251	0.227911
Actual prepayment
Class A-1	—	—	—	—	—
Class A-2a	—	—	—	—	—
Class A-2b	—	—	—	—	—
Class A-3	124,705,058.28	80,570,822.33	34,420,288.96	—	—
Class A-4	58,000,000.00	58,000,000.00	58,000,000.00	52,379,220.61	17,701,225.09
Overcollateralization	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47	179,216,867.47

	361,921,925.75	317,787,689.80	271,637,156.43	231,596,088.08	196,918,092.56
2011-A Pool Factor	0.343309	0.301444	0.257667	0.219685	0.186791
Monthly Residual Losses	(130,515.52)	(952,663.32)	(1,740,711.69)	(2,344,380.59)	(1,278,025.03)
2011-A Cumulative Residual Losses	(6,850,895.37)	(7,803,558.69)	(9,544,270.38)	(11,888,650.97)	(13,166,676.00)
2011-A Residual Losses (as a % of Original Pool Balance)	0.650%	0.740%	0.905%	1.128%	1.249%
Monthly Net Credit Losses	15,308.47	(94,913.78)	40,493.25	(1,547.05)	(11,967.91)
2011-A Cumulative Net Credit Losses	68,039.45	(26,874.33)	13,618.92	12,071.87	103.96
2011-A Net Credit Losses (as a % of Original Pool Balance)	(0.0065%)	0.0025%	(0.0013%)	(0.0011%)	—
Delinquencies ($)
31-60	2,521,553.12	1,932,389.60	2,445,607.27	2,004,050.79	2,006,085.05
61-90	296,972.28	757,729.28	475,681.23	448,759.10	462,416.42
91-120+	246,842.98	148,101.27	239,861.03	150,603.82	176,795.12

Total	3,065,368.38	2,838,220.15	3,161,149.53	2,603,413.71	2,645,296.59

	Jul-13	Aug-13	Sep-13	Oct-13	Nov-13
Delinquencies (%)
31-60	0.70%	0.61%	0.90%	0.87%	1.02%
61-90	0.08%	0.24%	0.18%	0.19%	0.23%
91-120+	0.07%	0.05%	0.09%	0.07%	0.09%

Total	0.85%	0.89%	1.16%	1.12%	1.34%
2011-A 60+	0.15%	0.29%	0.26%	0.26%	0.32%
Delinquencies (units)
31-60	147	114	147	123	122
61-90	18	43	27	27	29
91-120+	15	9	14	7	10

Total	180	166	188	157	161
Residual Advances
Beginning Balance of Residual Advance	14,188,539.89	22,683,637.23	23,433,734.16	24,523,679.92	22,286,211.77
Reimbursement of Outstanding Advance	8,805,425.82	17,322,530.26	17,225,642.66	17,006,799.61	37,413,711.70
Additional Advance for Current Period	17,300,523.16	18,072,627.19	18,315,588.42	14,769,331.46	15,127,499.93

Ending Residual Advances	22,683,637.23	23,433,734.16	24,523,679.92	22,286,211.77	—
Payment Advances
Beginning Balance of Payment Advance	512,224.84	419,882.21	392,660.08	405,583.04	321,364.77
Reimbursement of Outstanding Payment Advance	258,873.82	196,501.96	165,351.36	201,551.02	467,411.56
Additional Payment Advance for Current Period	166,531.19	169,279.83	178,274.32	117,332.75	146,046.79

Ending Balance of Payment Advance	419,882.21	392,660.08	405,583.04	321,364.77	—
Total Collections	57,841,481.60	68,144,611.86	60,214,004.49	54,305,671.02	43,052,993.02
2011-A
Total Advances as a % of Total Collections	30.198%	26.769%	30.714%	27.413%	35.476%

2011-B Static Pool Data

	Sep-11	Oct-11	Nov-11	Dec-11
Prepayment Assumption
Class A-1	156,000,000.00	136,468,800.00	116,625,600.00	96,470,400.00
Class A-2	378,000,000.00	378,000,000.00	378,000,000.00	378,000,000.00
Class A-3	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	1,168,693,999.35	1,149,162,799.35	1,129,319,599.35	1,109,164,399.35
2011-B Prepayment Assumption	1.000000	0.983288	0.966309	0.949063
Actual prepayment
Class A-1	156,000,000.00	137,019,558.93	119,799,087.85	101,587,002.99
Class A-2	378,000,000.00	378,000,000.00	378,000,000.00	378,000,000.00
Class A-3	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	1,168,693,999.35	1,149,713,558.28	1,132,493,087.20	1,114,281,002.34
2011-B Pool Factor	1.000000	0.983759	0.969024	0.953441
Monthly Residual Losses	(18,024.16)	(43,534.89)	(80,229.91)	(24,089.30)
2011-B Cumulative Residual Losses	(18,024.16)	(61,559.05)	(141,788.96)	(165,878.26)
2011-B Residual Losses (as a % of Original Pool Balance)	0.002%	0.005%	0.012%	0.014%
Monthly Net Credit Losses	65,027.84	11,877.09	(117,449.89)	(92,503.70)
2011-B Cumulative Net Credit Losses	65,027.84	76,904.93	(40,544.96)	(133,048.66)
2011-B Net Credit Losses (as a % of Original Pool Balance)	(0.006%)	(0.007%)	0.003%	0.011%
Delinquencies ($)
31-60	2,700,252.33	3,411,592.02	4,899,878.93	5,406,731.52
61-90	—	514,416.13	454,862.39	910,353.03
91-120+	—	—	170,559.97	243,513.29

Total	2,700,252.33	3,926,008.15	5,525,301.29	6,560,597.84

	Sep-11	Oct-11	Nov-11	Dec-11
Delinquencies (%)
31-60	0.23%	0.30%	0.43%	0.49%
61-90	—	0.04%	0.04%	0.08%
91-120+	—	—	0.02%	0.02%

Total	0.23%	0.34%	0.49%	0.59%
2011-B 60+	—	0.04%	0.06%	0.10%
Delinquencies (units)
31-60	128	160	230	268
61-90	—	26	22	42
91-120+	—	—	9	13

Total	128	186	261	323
Residual Advances
Beginning Balance of Residual Advance	—	549,237.42	649,243.88	810,908.99
Reimbursement of Outstanding Advance	—	434,159.30	456,214.20	486,517.63
Additional Advance for Current Period	549,237.42	534,165.76	617,879.31	600,193.26

Ending Residual Advances	549,237.42	649,243.88	810,908.99	924,584.62
Payment Advances
Beginning Balance of Payment Advance	—	1,010,840.56	1,075,984.23	1,451,370.19
Reimbursement of Outstanding Payment Advance	—	424,496.14	383,590.99	665,523.06
Additional Payment Advance for Current Period	1,010,840.56	489,639.81	758,976.95	558,679.07

Ending Balance of Payment Advance	1,010,840.56	1,075,984.23	1,451,370.19	1,344,526.20
Total Collections	27,878,003.91	25,089,702.60	25,988,513.10	26,621,467.50
2011-B
Total Advances as a % of Total Collections	5.596%	4.081%	5.298%	4.353%

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Prepayment Assumption
Class A-1	76,018,800.00	55,270,800.00	34,257,600.00	12,948,000.00	—	—
Class A-2	378,000,000.00	378,000,000.00	378,000,000.00	378,000,000.00	369,381,600.00	347,571,000.00
Class A-3	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	1,088,712,799.35	1,067,964,799.35	1,046,951,599.35	1,025,641,999.35	1,004,075,599.35	982,264,999.35
2011-B Prepayment Assumption	0.931564	0.913810	0.895830	0.877597	0.859143	0.840481
Actual prepayment
Class A-1	83,418,071.41	64,550,400.80	41,261,241.67	16,339,848.06	—	—
Class A-2	378,000,000.00	378,000,000.00	378,000,000.00	378,000,000.00	370,476,664.03	347,969,712.42
Class A-3	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	1,096,112,070.76	1,077,244,400.15	1,053,955,241.02	1,029,033,847.41	1,005,170,663.38	982,663,711.77
2011-B Pool Factor	0.937895	0.921751	0.901823	0.880499	0.860080	0.840822
Monthly Residual Losses	(35,278.50)	(62,595.87)	(94,925.75)	(32,984.90)	(49,068.74)	(124,691.44)
2011-B Cumulative Residual Losses	(201,156.76)	(263,752.63)	(358,678.38)	(391,663.28)	(440,732.02)	(565,423.46)
2011-B Residual Losses (as a % of Original Pool Balance)	0.017%	0.023%	0.031%	0.034%	0.038%	0.048%
Monthly Net Credit Losses	(28,390.82)	(311,335.41)	169,169.31	(26,765.73)	75,594.52	221,461.33
2011-B Cumulative Net Credit Losses	(161,439.48)	(472,774.89)	(303,605.58)	(330,371.31)	(254,776.79)	(33,315.46)
2011-B Net Credit Losses (as a % of Original Pool Balance)	0.014%	0.040%	0.026%	0.028%	0.022%	0.003%
Delinquencies ($)
31-60	4,772,080.15	3,686,506.03	3,597,203.31	3,567,269.23	4,244,006.66	4,325,018.58
61-90	1,028,812.00	746,404.71	822,889.65	585,540.72	677,309.75	975,196.80
91-120+	393,965.96	235,388.66	127,846.32	288,034.49	90,558.44	168,367.72

Total	6,194,858.11	4,668,299.40	4,547,939.28	4,440,844.44	5,011,874.85	5,468,583.10

	Jan-12	Feb-12	Mar-12	Apr-12	May-12	Jun-12
Delinquencies (%)
31-60	0.44%	0.34%	0.34%	0.35%	0.42%	0.44%
61-90	0.09%	0.07%	0.08%	0.06%	0.07%	0.10%
91-120+	0.04%	0.02%	0.01%	0.03%	0.01%	0.02%

Total	0.57%	0.43%	0.43%	0.43%	0.50%	0.56%
2011-B 60+	0.13%	0.09%	0.09%	0.08%	0.08%	0.12%
Delinquencies (units)
31-60	229	180	174	187	212	223
61-90	50	35	36	25	35	46
91-120+	17	11	6	13	4	8

Total	296	226	216	225	251	277
Residual Advances
Beginning Balance of Residual Advance	924,584.62	1,152,477.66	2,451,886.25	2,035,076.73	2,829,851.01	2,175,368.92
Reimbursement of Outstanding Advance	510,595.33	732,023.63	2,099,847.86	1,143,281.10	1,985,488.70	1,799,622.42
Additional Advance for Current Period	738,488.37	2,031,432.22	1,683,038.34	1,938,055.38	1,331,006.61	1,595,601.89

Ending Residual Advances	1,152,477.66	2,451,886.25	2,035,076.73	2,829,851.01	2,175,368.92	1,971,348.39
Payment Advances
Beginning Balance of Payment Advance	1,344,526.20	1,268,164.65	1,194,199.16	1,064,784.06	1,174,433.42	1,195,270.08
Reimbursement of Outstanding Payment Advance	587,906.56	573,671.95	541,415.14	434,664.41	475,850.36	465,605.70
Additional Payment Advance for Current Period	511,545.01	499,706.46	412,000.04	544,313.77	496,687.02	543,000.88

Ending Balance of Payment Advance	1,268,164.65	1,194,199.16	1,064,784.06	1,174,433.42	1,195,270.08	1,272,665.26
Total Collections	26,842,310.11	31,981,760.94	35,543,728.05	32,487,451.84	32,293,326.35	32,947,786.87
2011-B
Total Advances as a % of Total Collections	4.657%	7.914%	5.894%	7.641%	5.660%	6.491%

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Jun-13
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—	—	—	—
Class A-2	325,495,800.00	303,156,000.00	280,589,400.00	252,050,400.00	222,982,200.00	193,762,800.00	165,034,800.00	132,564,600.00	99,943,200.00	67,397,400.00	24,267,600.00	—
Class A-3	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	334,432,800.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	960,189,799.35	937,849,999.35	915,283,399.35	886,744,399.35	857,676,199.35	828,456,799.35	799,728,799.35	767,258,599.35	734,637,199.35	702,091,399.35	658,961,599.35	618,126,799.35
2011-B Prepayment Assumption	0.821592	0.802477	0.783168	0.758748	0.733876	0.708874	0.684293	0.656509	0.628597	0.600749	0.563844	0.528904
Actual prepayment
Class A-1	—	—	—	—	—	—	—	—	—	—	—	—
Class A-2	324,689,841.64	298,415,415.88	268,297,083.28	242,461,738.82	215,794,930.51	190,380,123.08	164,371,254.88	129,841,342.87	97,919,883.76	45,533,889.45	—	—
Class A-3	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	351,000,000.00	348,879,320.82	309,793,473.07
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	959,383,840.99	933,109,415.23	902,991,082.63	877,155,738.17	850,488,929.86	825,074,122.43	799,065,254.23	764,535,342.22	732,613,883.11	680,227,888.80	632,573,320.17	593,487,472.42
2011-B Pool Factor	0.820903	0.798421	0.772650	0.750544	0.727726	0.705980	0.683725	0.654179	0.626865	0.582041	0.541265	0.507821
Monthly Residual Losses	(8,202.11)	(13,193.39)	(138,233.57)	(48,116.00)	1,156.49	104,689.16	163,693.94	128,103.96	476,074.88	10,158.48	(516,973.13)	(2,052.62)
2011-B Cumulative Residual Losses	(573,625.57)	(586,818.96)	(725,052.53)	(773,168.53)	(772,012.04)	(667,322.88)	(503,628.94)	(375,524.98)	100,549.90	110,708.38	(406,264.75)	(408,317.37)
2011-B Residual Losses (as a % of Original Pool Balance)	0.049%	0.050%	0.062%	0.066%	0.066%	0.057%	0.043%	0.032%	(0.009%)	(0.009%)	0.035%	0.035%
Monthly Net Credit Losses	(284,855.43)	43,360.31	(38,092.46)	(60,173.98)	67,810.08	304,044.61	(84,166.54)	(197,323.87)	(20,271.10)	268,842.68	125,697.07	(139,574.23)
2011-B Cumulative Net Credit Losses	(318,170.89)	(274,810.58)	(312,903.04)	(373,077.02)	(305,266.94)	(1,222.33)	(85,388.87)	(282,712.74)	(302,983.84)	(34,141.16)	91,555.91	(48,018.32)
2011-B Net Credit Losses (as a % of Original Pool Balance)	0.027%	0.024%	0.027%	0.032%	0.026%	0.000%*	0.007%	0.024%	0.026%	0.003%	(0.008%)	0.004%
Delinquencies ($)
31-60	5,421,469.31	4,787,817.36	5,499,524.61	5,614,209.07	5,588,893.99	6,220,366.42	5,030,064.24	4,724,632.24	4,231,889.35	3,361,576.60	3,501,775.50	3,610,807.77
61-90	580,375.19	1,303,903.96	1,112,592.60	954,672.08	1,626,841.51	1,467,750.60	1,255,318.52	1,074,101.60	876,824.93	709,309.81	673,195.77	984,864.88
91-120+	376,803.38	146,600.97	469,236.76	375,444.32	187,070.69	650,833.90	597,006.66	264,981.47	277,615.11	223,283.07	266,605.44	147,262.17

Total	6,378,647.88	6,238,322.29	7,081,353.97	6,944,325.47	7,402,806.19	8,338,950.92	6,882,389.42	6,063,715.31	5,386,329.39	4,294,169.48	4,441,576.71	4,742,934.82

*	less than 0.0005%, greater than 0.0000%

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Jun-13
Delinquencies (%)
31-60	0.57%	0.51%	0.61%	0.64%	0.66%	0.75%	0.63%	0.62%	0.58%	0.49%	0.55%	0.61%
61-90	0.06%	0.14%	0.12%	0.11%	0.19%	0.18%	0.16%	0.14%	0.12%	0.10%	0.11%	0.17%
91-120+	0.04%	0.02%	0.05%	0.04%	0.02%	0.08%	0.07%	0.03%	0.04%	0.03%	0.04%	0.02%

Total	0.66%	0.67%	0.78%	0.79%	0.87%	1.01%	0.86%	0.79%	0.74%	0.63%	0.70%	0.80%
2011-B 60+	0.10%	0.16%	0.18%	0.15%	0.21%	0.26%	0.23%	0.18%	0.16%	0.14%	0.15%	0.19%
Delinquencies (units)
31-60	275	253	299	296	305	342	273	273	245	195	209	221
61-90	33	63	61	52	86	82	72	56	49	38	38	58
91-120+	17	8	20	22	12	34	31	15	14	12	14	9

Total	325	324	380	370	403	458	376	344	308	245	261	288
Residual Advances
Beginning Balance of Residual Advance	1,971,348.39	3,176,442.41	5,228,028.13	5,212,167.98	4,589,508.33	4,163,472.32	4,414,908.19	8,660,225.52	9,453,951.01	13,140,659.36	17,833,210.28	14,599,529.86
Reimbursement of Outstanding Advance	1,524,645.48	2,394,874.83	3,956,867.14	4,025,340.32	3,510,391.60	3,207,849.67	3,065,384.15	7,002,126.56	8,341,746.85	10,918,501.52	14,174,485.42	10,420,808.71
Additional Advance for Current Period	2,729,739.50	4,446,460.55	3,941,006.99	3,402,680.67	3,084,355.59	3,459,285.54	7,310,701.48	7,795,852.05	12,028,455.20	15,611,052.44	10,940,805.00	9,277,506.78

Ending Residual Advances	3,176,442.41	5,228,028.13	5,212,167.98	4,589,508.33	4,163,472.32	4,414,908.19	8,660,225.52	9,453,951.01	13,140,659.36	17,833,210.28	14,599,529.86	13,456,227.93
Payment Advances
Beginning Balance of Payment Advance	1,272,665.26	1,197,519.19	1,180,108.33	1,419,664.65	1,231,356.49	1,270,812.29	1,342,206.00	1,189,026.38	1,254,872.48	1,085,496.08	936,530.29	839,684.07
Reimbursement of Outstanding Payment Advance	556,737.58	506,058.85	425,756.39	630,031.43	491,613.40	491,573.49	602,784.72	499,936.27	610,271.36	539,671.39	444,800.62	322,528.40
Additional Payment Advance for Current Period	481,591.51	488,647.99	665,312.71	441,723.27	531,069.20	562,967.20	449,605.10	565,782.37	440,894.96	390,705.60	347,954.40	470,953.64

Ending Balance of Payment Advance	1,197,519.19	1,180,108.33	1,419,664.65	1,231,356.49	1,270,812.29	1,342,206.00	1,189,026.38	1,254,872.48	1,085,496.08	936,530.29	839,684.07	988,109.31
Total Collections	35,302,561.82	40,986,705.43	36,444,342.63	38,629,696.69	36,040,100.49	36,434,660.92	45,192,303.07	45,946,037.29	70,486,993.12	66,707,093.42	61,176,310.06	50,423,632.87
2011-B
Total Advances as a % of Total Collections	9.097%	12.041%	12.639%	9.952%	10.032%	11.040%	17.172%	18.199%	17.690%	23.988%	18.453%	19.333%

	Jul-13	Aug-13	Sep-13	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—	—	—	—
Class A-3	294,278,400.00	246,366,900.00	201,298,500.00	150,824,700.00	111,091,500.00	73,534,500.00	37,627,200.00	1,298,700.00	—
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	51,697,000.00
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	577,972,399.35	530,060,899.35	484,992,499.35	434,518,699.35	394,785,499.35	357,228,499.35	321,321,199.35	284,992,699.35	250,390,999.35
2011-B Prepayment Assumption	0.494546	0.453550	0.414987	0.371799	0.337801	0.305665	0.274940	0.243856	0.214249
Actual prepayment
Class A-1	—	—	—	—	—	—	—	—	—
Class A-2	—	—	—	—	—	—	—	—	—
Class A-3	275,675,161.89	229,187,460.69	180,100,914.66	133,227,420.90	95,586,136.06	64,205,636.83	27,914,302.45	—	—
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	77,508,619.31	34,466,182.11
Overcollateralization	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35	198,693,999.35

	559,369,161.24	512,881,460.04	463,794,914.01	416,921,420.25	379,280,135.41	347,899,636.18	311,608,301.80	276,202,618.66	233,160,181.46
2011-B Pool Factor	0.478628	0.438850	0.396849	0.356741	0.324533	0.297682	0.266630	0.236334	0.199505
Monthly Residual Losses	485,461.10	104,115.86	(803,702.32)	(1,685,994.62)	(985,572.56)	(519,145.86)	(693,621.83)	16,843.56	1,348,468.13
2011-B Cumulative Residual Losses	77,143.73	181,259.59	(622,442.73)	(2,308,437.35)	(3,294,009.91)	(3,813,155.77)	(4,506,777.60)	(4,489,934.04)	(3,141,465.91)
2011-B Residual Losses (as a % of Original Pool Balance)	(0.007%)	(0.016%)	0.053%	0.198%	0.282%	0.326%	0.386%	0.384%	0.269%
Monthly Net Credit Losses	189,681.81	53,079.65	(37,194.26)	20,638.67	124,202.80	(216,400.92)	68,947.79	58,343.34	21,050.01
2011-B Cumulative Net Credit Losses	141,663.49	194,743.14	157,548.88	178,187.55	302,390.35	85,989.43	154,937.22	213,280.56	234,330.57
2011-B Net Credit Losses (as a % of Original Pool Balance)	(0.0121%)	(0.0167%)	(0.0135%)	(0.0152%)	(0.0259%)	(0.0074%)	(0.0133%)	(0.0182%)	(0.0201%)
Delinquencies ($)
31-60	3,638,893.54	3,390,081.16	3,488,078.42	3,273,015.44	3,258,147.02	3,562,500.67	2,303,191.58	2,200,156.75	1,780,559.65
61-90	688,650.87	1,068,781.16	708,304.60	483,211.09	1,012,394.61	570,284.45	932,153.65	568,063.09	354,426.35
91-120+	218,699.32	217,016.63	261,908.53	188,838.32	195,744.14	343,256.54	168,086.48	156,540.57	160,889.74

Total	4,546,243.73	4,675,878.95	4,458,291.55	3,945,064.85	4,466,285.77	4,476,041.66	3,403,431.71	2,924,760.41	2,295,875.74

	Jul-13	Aug-13	Sep-13	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14
Delinquencies (%)
31-60	0.65%	0.66%	0.75%	0.79%	0.86%	1.02%	0.74%	0.80%	0.76%
61-90	0.12%	0.21%	0.15%	0.12%	0.27%	0.16%	0.30%	0.21%	0.15%
91-120+	0.04%	0.04%	0.06%	0.05%	0.05%	0.10%	0.05%	0.06%	0.07%

Total	0.81%	0.91%	0.96%	0.95%	1.18%	1.29%	1.09%	1.06%	0.98%
2011-B 60+	0.16%	0.25%	0.21%	0.16%	0.32%	0.26%	0.35%	0.26%	0.22%
Delinquencies (units)
31-60	222	206	217	199	212	231	146	149	117
61-90	41	64	44	29	56	38	59	35	23
91-120+	13	14	17	12	13	22	11	12	10

Totalf	276	284	278	240	281	291	216	196	150
Residual Advances
Beginning Balance of Residual Advance	13,456,227.93	23,418,695.74	23,286,466.57	28,462,200.95	24,295,893.86	26,385,305.58	37,383,620.17	38,712,903.42	45,264,429.64
Reimbursement of Outstanding Advance	8,877,115.74	18,642,140.64	17,248,148.23	20,402,602.08	13,940,209.29	12,231,927.21	19,546,753.17	20,180,470.03	25,997,685.72
Additional Advance for Current Period	18,839,583.55	18,509,911.47	22,423,882.61	16,236,294.99	16,029,621.01	23,230,241.80	20,876,036.42	26,731,996.25	28,107,770.99

Ending Residual Advances	23,418,695.74	23,286,466.57	28,462,200.95	24,295,893.86	26,385,305.58	37,383,620.17	38,712,903.42	45,264,429.64	47,374,514.91
Payment Advances
Beginning Balance of Payment Advance	988,109.31	787,899.26	797,008.99	763,137.17	639,308.53	706,102.38	640,203.16	506,302.64	478,298.99
Reimbursement of Outstanding Payment Advance	489,198.74	347,430.11	355,748.37	362,622.63	253,551.66	346,447.29	329,951.22	253,393.36	273,210.03
Additional Payment Advance for Current Period	288,988.69	356,539.84	321,876.55	238,793.99	320,345.51	280,548.07	196,050.70	225,389.71	147,244.55

Ending Balance of Payment Advance	787,899.26	797,008.99	763,137.17	639,308.53	706,102.38	640,203.16	506,302.64	478,298.99	352,333.51
Total Collections	63,590,561.38	76,091,157.74	70,940,151.09	63,629,611.07	50,280,625.79	53,004,664.35	59,016,628.40	66,368,579.56	78,302,771.83
2011-B
Total Advances as a % of Total Collections	30.081%	24.795%	32.063%	25.892%	32.517%	44.356%	35.705%	40.618%	36.084%

2012-A Static Pool Data

	Mar-12	Apr-12		May-12	Jun-12
Prepayment Assumption
Class A-1	170,000,000.00	146,489,000.00		122,621,000.00	98,413,000.00
Class A-2a	150,000,000.00	150,000,000.00		150,000,000.00	150,000,000.00
Class A-2b	350,000,000.00	350,000,000.00		350,000,000.00	350,000,000.00
Class A-3	380,000,000.00	380,000,000.00		380,000,000.00	380,000,000.00
Class A-4	60,870,000.00	60,870,000.00		60,870,000.00	60,870,000.00
Overcollateralization	227,535,600.85	227,535,600.85		227,535,600.85	227,535,600.85

	1,338,405,600.85	1,314,894,600.85		1,291,026,600.85	1,266,818,600.85
2012-A Prepayment Assumption	1.000000	0.982434		0.964600	0.946513
Actual prepayment
Class A-1	170,000,000.00	146,805,789.51		124,215,618.43	101,099,923.19
Class A-2a	150,000,000.00	150,000,000.00		150,000,000.00	150,000,000.00
Class A-2b	350,000,000.00	350,000,000.00		350,000,000.00	350,000,000.00
Class A-3	380,000,000.00	380,000,000.00		380,000,000.00	380,000,000.00
Class A-4	60,870,000.00	60,870,000.00		60,870,000.00	60,870,000.00
Overcollateralization	227,535,600.85	227,535,600.85		227,535,600.85	227,535,600.85

	1,338,405,600.85	1,315,211,390.36		1,292,621,219.28	1,269,505,524.04
2012-A Pool Factor	1.000000	0.982670		0.965792	0.948521
Monthly Residual Losses	(4,133.97)	17,559.81		20,500.37	(61,616.03)
2012-A Cumulative Residual Losses	(4,133.97)	13,425.84		33,926.21	(27,689.82)
2012-A Residual Losses (as a % of Original Pool Balance)	0.000%*	(0.001%)		(0.003%)	0.002%
Monthly Net Credit Losses	(6,235.28)	12,312.30		(115,679.77)	(106,156.94)
2012-A Cumulative Net Credit Losses	(6,235.28)	6,077.02		(109,602.75)	(215,759.69)
2012-A Net Credit Losses (as a % of Original Pool Balance)	0.000%*	0.000	%*	0.008%	0.016%
Delinquencies ($)
31-60	2,806,137.81	3,403,386.66		3,863,954.59	4,877,525.54
61-90	—	720,736.06		544,236.64	749,575.43
91-120+	—	—		284,279.19	138,605.45

Total	2,806,137.81	4,124,122.72		4,692,470.42	5,765,706.42

*	less than 0.0005%, greater than 0.0000%

	Mar-12	Apr-12	May-12	Jun-12
Delinquencies (%)
31-60	0.21%	0.26%	0.30%	0.38%
61-90	—	0.05%	0.04%	0.06%
91-120+	—	—	0.02%	0.01%

Total	0.21%	0.31%	0.36%	0.45%
2012-A 60+	—	0.05%	0.06%	0.07%
Delinquencies (units)
31-60	144	172	192	248
61-90	—	32	26	37
91-120+	—	—	13	7

Total	144	204	231	292
Residual Advances
Beginning Balance of Residual Advance	—	925,492.49	1,129,194.58	1,351,417.92
Reimbursement of Outstanding Advance	—	703,232.45	734,168.64	1,200,324.02
Additional Advance for Current Period	925,492.49	906,934.54	956,391.98	853,685.34

Ending Residual Advances	925,492.49	1,129,194.58	1,351,417.92	1,004,779.24
Payment Advances
Beginning Balance of Payment Advance	—	1,349,320.66	1,586,856.37	1,565,089.62
Reimbursement of Outstanding Payment Advance	—	489,359.14	629,626.63	572,026.56
Additional Payment Advance for Current Period	1,349,320.66	726,894.85	607,859.88	761,783.82

Ending Balance of Payment Advance	1,349,320.66	1,586,856.37	1,565,089.62	1,754,846.88
Total Collections	34,023,807.88	32,378,496.48	33,246,261.58	33,397,973.87
2012-A
Total Advances as a % of Total Collections	6.686%	5.046%	4.705%	4.837%

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Jun-13
Prepayment Assumption
Class A-1	73,865,000.00	48,994,000.00	23,817,000.00	—	—	—	—	—	—	—	—	—
Class A-2a	150,000,000.00	150,000,000.00	150,000,000.00	149,505,000.00	141,765,000.00	133,935,000.00	126,030,000.00	118,050,000.00	109,995,000.00	101,850,000.00	93,645,000.00	85,365,000.00
Class A-2b	350,000,000.00	350,000,000.00	350,000,000.00	348,845,000.00	330,785,000.00	312,515,000.00	294,070,000.00	275,450,000.00	256,655,000.00	237,650,000.00	218,505,000.00	199,185,000.00
Class A-3	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00
Class A-4	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00
Overcollateralization	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85

	1,242,270,600.85	1,217,399,600.85	1,192,222,600.85	1,166,755,600.85	1,140,955,600.85	1,114,855,600.85	1,088,505,600.85	1,061,905,600.85	1,035,055,600.85	1,007,905,600.85	980,555,600.85	952,955,600.85
2012-A Prepayment Assumption	0.928172	0.909589	0.890778	0.871750	0.852474	0.832973	0.813285	0.793411	0.773350	0.753064	0.732630	0.712008
Actual prepayment
Class A-1	78,210,806.21	53,849,838.19	29,820,117.78	7,800,511.13	—	—	—	—	—	—	—	—
Class A-2a	150,000,000.00	150,000,000.00	150,000,000.00	150,000,000.00	145,502,296.01	138,359,765.84	130,483,574.01	122,569,050.09	114,823,609.32	102,552,970.70	89,716,194.18	79,011,666.46
Class A-2b	350,000,000.00	350,000,000.00	350,000,000.00	350,000,000.00	339,505,357.37	322,839,453.63	304,461,672.69	285,994,450.20	267,921,755.09	239,290,264.96	209,337,786.43	184,360,555.06
Class A-3	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00
Class A-4	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00
Overcollateralization	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85

	1,246,616,407.06	1,222,255,439.04	1,198,225,718.63	1,176,206,111.98	1,153,413,254.23	1,129,604,820.32	1,103,350,847.55	1,076,969,101.14	1,051,150,965.26	1,010,248,836.50	967,459,581.46	931,777,822.37
2012-A Pool Factor	0.931419	0.913218	0.895264	0.878811	0.861782	0.843993	0.824377	0.804666	0.785375	0.754815	0.722845	0.696185
Monthly Residual Losses	(57,322.66)	(45,804.65)	(53,172.05)	(91,503.75)	(81,709.29)	(42,731.35)	(7,685.99)	69,220.59	319,128.90	230,084.50	51,189.09	145,478.16
2012-A Cumulative Residual Losses	(85,012.48)	(130,817.13)	(183,989.18)	(275,492.93)	(357,202.22)	(399,933.57)	(407,619.56)	(338,398.97)	(19,270.07)	210,814.43	262,003.52	407,481.68
2012-A Residual Losses (as a % of Original Pool Balance)	0.006%	0.010%	0.014%	0.021%	0.027%	0.030%	0.030%	0.025%	0.001%	(0.016%)	(0.020%)	(0.030%)
Monthly Net Credit Losses	62,668.96	120,555.45	13,181.45	(21,771.90)	66,406.77	714,390.79	127,633.28	(140,175.74)	24,360.12	257,063.48	232,764.97	136,328.43
2012-A Cumulative Net Credit Losses	(153,090.73)	(32,535.28)	(19,353.83)	(41,125.73)	25,281.04	739,671.83	867,305.11	727,129.37	751,489.49	1,008,552.97	1,241,317.94	1,377,646.37
2012-A Net Credit Losses (as a % of Original Pool Balance)	0.011%	0.002%	0.001%	0.003%	(0.002%)	(0.055%)	(0.065%)	(0.054%)	(0.056%)	(0.075%)	(0.093%)	(0.103%)
Delinquencies ($)
31-60	4,987,890.96	4,969,407.69	7,524,753.21	7,086,636.24	6,542,005.64	7,685,267.52	6,383,928.60	6,184,896.32	5,775,659.89	5,234,486.44	5,747,323.87	6,035,691.13
61-90	620,678.61	868,310.23	1,202,807.71	858,105.44	1,436,268.31	1,290,460.18	1,983,235.40	1,354,128.18	1,264,520.51	1,076,032.97	1,145,912.60	1,551,715.43
91-120+	164,077.16	390,597.77	317,088.59	350,481.14	313,672.06	519,638.86	447,973.83	273,727.62	199,111.87	219,145.77	336,579.48	361,791.79

Total	5,772,646.73	6,228,315.69	9,044,649.51	8,295,222.82	8,291,946.01	9,495,366.56	8,815,137.83	7,812,752.12	7,239,292.27	6,529,665.18	7,229,815.95	7,949,198.35

	Jul-12	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Jun-13
Delinquencies (%)
31-60	0.40%	0.41%	0.63%	0.60%	0.57%	0.68%	0.58%	0.57%	0.55%	0.52%	0.59%	0.65%
61-90	0.05%	0.07%	0.10%	0.07%	0.12%	0.11%	0.18%	0.13%	0.12%	0.11%	0.12%	0.17%
91-120+	0.01%	0.03%	0.03%	0.03%	0.03%	0.05%	0.04%	0.03%	0.02%	0.02%	0.03%	0.04%

Total	0.46%	0.51%	0.75%	0.71%	0.72%	0.84%	0.80%	0.73%	0.69%	0.65%	0.75%	0.85%
2012-A 60+	0.06%	0.10%	0.13%	0.10%	0.15%	0.16%	0.22%	0.15%	0.14%	0.13%	0.15%	0.21%
Delinquencies (units)
31-60	257	258	390	374	353	425	358	346	334	302	340	361
61-90	30	43	64	48	77	74	105	74	67	62	68	92
91-120+	9	18	15	17	16	25	22	14	11	11	20	21

Total	296	319	469	439	446	524	485	434	412	375	428	474
Residual Advances
Beginning Balance of Residual Advance	1,004,779.24	1,331,634.52	1,033,307.33	1,264,721.89	1,220,511.32	885,029.48	1,156,748.07	1,783,033.90	2,480,072.18	6,463,662.57	9,788,919.72	7,571,523.27
Reimbursement of Outstanding Advance	710,672.60	1,033,677.75	576,319.05	919,345.84	953,090.12	585,968.90	824,059.36	1,524,617.82	2,268,128.90	5,684,274.81	8,535,443.81	5,909,652.40
Additional Advance for Current Period	1,037,527.88	735,350.56	807,733.61	875,135.27	617,608.28	857,687.49	1,450,345.19	2,221,656.10	6,251,719.29	9,009,531.96	6,318,047.36	5,806,626.59

Ending Residual Advances	1,331,634.52	1,033,307.33	1,264,721.89	1,220,511.32	885,029.48	1,156,748.07	1,783,033.90	2,480,072.18	6,463,662.57	9,788,919.72	7,571,523.27	7,468,497.46
Payment Advances
Beginning Balance of Payment Advance	1,754,846.88	1,550,948.84	1,549,161.37	2,087,741.76	1,722,124.19	1,830,006.51	1,898,410.99	1,764,387.43	1,947,682.78	1,762,668.04	1,587,153.15	1,478,428.40
Reimbursement of Outstanding Payment Advance	756,290.31	593,666.09	464,994.46	917,254.28	615,008.52	683,094.49	767,254.50	635,459.66	821,088.04	759,109.90	651,749.99	476,922.26
Additional Payment Advance for Current Period	552,392.27	591,878.62	1,003,574.85	551,636.71	722,890.84	751,498.97	633,230.94	818,755.01	636,073.30	583,595.01	543,025.24	776,319.83

Ending Balance of Payment Advance	1,550,948.84	1,549,161.37	2,087,741.76	1,722,124.19	1,830,006.51	1,898,410.99	1,764,387.43	1,947,682.78	1,762,668.04	1,587,153.15	1,478,428.40	1,777,825.97
Total Collections
2012-A	34,584,253.85	34,773,624.66	30,129,589.63	33,163,334.54	33,488,601.56	36,016,189.92	36,083,397.31	35,881,909.99	54,645,627.11	59,504,784.09	55,000,354.98	46,794,143.24
Total Advances as a % of Total Collections	4.597%	3.817%	6.012%	4.302%	4.003%	4.468%	5.774%	8.473%	12.604%	16.122%	12.475%	14.068%

	Jul-13	Aug-13	Sep-13	Oct-13	Nov-13	Dec-13	Jan-14
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—
Class A-2a	77,010,000.00	68,595,000.00	60,120,000.00	39,255,000.00	19,260,000.00	—	—
Class A-2b	179,690,000.00	160,055,000.00	140,280,000.00	91,595,000.00	44,940,000.00	—	—
Class A-3	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	379,430,000.00	316,844,000.00
Class A-4	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00
Overcollateralization	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85

	925,105,600.85	897,055,600.85	868,805,600.85	799,255,600.85	732,605,600.85	667,835,600.85	605,249,600.85
2012-A Prepayment Assumption	0.691200	0.670242	0.649135	0.597170	0.547372	0.498978	0.452217
Actual prepayment
Class A-1	—	—	—	—	—	—	—
Class A-2a	69,293,832.48	54,544,463.25	37,612,970.42	19,098,413.84	2,085,905.84	—	—
Class A-2b	161,685,609.12	127,270,414.24	87,763,597.64	44,562,965.63	4,867,113.62	—	—
Class A-3	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	380,000,000.00	340,957,822.74	287,440,802.87
Class A-4	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00
Overcollateralization	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85

	899,385,042.45	850,220,478.34	793,782,168.91	732,066,980.32	675,358,620.30	629,363,423.59	575,846,403.72
2012-A Pool Factor	0.671982	0.635249	0.593080	0.546969	0.504599	0.470234	0.430248
Monthly Residual Losses	874,158.40	1,272,712.52	202,781.66	(725,577.81)	(290,646.20)	(36,141.31)	232,456.44
2012-A Cumulative Residual Losses	1,281,640.08	2,554,352.60	2,757,134.26	2,031,556.45	1,740,910.25	1,704,768.94	1,937,225.38
2012-A Residual Losses (as a % of Original Pool Balance)	(0.096%)	(0.191%)	(0.206%)	(0.152%)	(0.130%)	(0.127%)	(0.145%)
Monthly Net Credit Losses	(235,312.30)	22,232.25	142,764.05	(135,319.58)	22,519.53	271.74	267,750.05
2012-A Cumulative Net Credit Losses	1,142,334.07	1,164,566.32	1,307,330.37	1,172,010.79	1,194,530.32	1,194,802.06	1,462,552.11
2012-A Net Credit Losses (as a % of Original Pool Balance)	(0.0854%)	(0.0870%)	(0.0977%)	(0.0876%)	(0.0893%)	(0.0893%)	(0.1093%)
Delinquencies ($)
31-60	5,778,224.42	5,871,415.47	6,579,599.81	5,472,936.74	5,662,045.65	4,987,058.72	4,113,923.10
61-90	1,166,184.14	1,464,327.35	1,248,100.26	1,467,830.70	1,447,158.52	1,479,997.50	1,729,160.05
91-120+	499,215.01	431,329.49	424,323.47	352,246.09	322,669.48	454,400.57	386,486.41

Total	7,443,623.57	7,767,072.31	8,252,023.54	7,293,013.53	7,431,873.65	6,921,456.79	6,229,569.56

	Jul-13	Aug-13	Sep-13	Oct-13	Nov-13	Dec-13	Jan-14
Delinquencies (%)
31-60	0.64%	0.69%	0.83%	0.75%	0.84%	0.79%	0.71%
61-90	0.13%	0.17%	0.16%	0.20%	0.21%	0.24%	0.30%
91-120+	0.06%	0.05%	0.05%	0.05%	0.05%	0.07%	0.07%

Total	0.83%	0.91%	1.04%	1.00%	1.10%	1.10%	1.08%
2012-A 60+	0.19%	0.22%	0.21%	0.25%	0.26%	0.31%	0.37%
Delinquencies (units)
31-60	358	372	414	346	361	328	277
61-90	69	94	81	94	92	92	108
91-120+	30	24	26	23	20	29	26

Total	457	490	521	463	473	449	411
Residual Advances
Beginning Balance of Residual Advance	7,468,497.46	17,514,484.07	21,605,011.08	31,324,955.77	31,940,797.38	33,792,244.64	49,553,752.55
Reimbursement of Outstanding Advance	5,211,010.72	15,061,033.73	18,187,152.38	24,288,861.87	21,018,433.84	16,572,291.96	26,411,900.37
Additional Advance for Current Period	15,256,997.33	19,151,560.74	27,907,097.07	24,904,703.48	22,869,881.10	32,333,799.87	30,766,636.90

Ending Residual Advances	17,514,484.07	21,605,011.08	31,324,955.77	31,940,797.38	33,792,244.64	49,553,752.55	53,908,489.08
Payment Advances
Beginning Balance of Payment Advance	1,777,825.97	1,475,591.27	1,491,941.66	1,528,755.00	1,285,103.56	1,413,359.88	1,250,170.97
Reimbursement of Outstanding Payment Advance	788,981.39	577,246.97	591,305.63	705,246.62	494,693.55	649,621.93	594,595.72
Additional Payment Advance for Current Period	486,746.69	593,597.36	628,118.97	461,595.18	622,949.87	486,433.02	393,912.21

Ending Balance of Payment Advance	1,475,591.27	1,491,941.66	1,528,755.00	1,285,103.56	1,413,359.88	1,250,170.97	1,049,487.46
Total Collections	65,022,157.60	84,761,185.63	92,612,743.31	92,449,980.16	76,741,274.56	80,325,830.57	91,030,421.79
2012-A
Total Advances as a % of Total Collections	24.213%	23.295%	30.811%	27.438%	30.613%	40.859%	34.231%

	Feb-14	Mar-14	Apr-14	May-14	Jun-14	Jul-14	Aug-14
Prepayment Assumption
Class A-1	—	—	—	—	—	—	—
Class A-2a	—	—	—	—	—	—	—
Class A-2b	—	—	—	—	—	—	—
Class A-3	257,526,000.00	191,938,000.00	141,892,000.00	90,820,000.00	39,596,000.00	—	—
Class A-4	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	51,976,893.00	—
Overcollateralization	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85

	545,931,600.85	480,343,600.85	430,297,600.85	379,225,600.85	328,001,600.85	279,512,493.85	227,535,600.85
2012-A Prepayment Assumption	0.407897	0.358892	0.321500	0.283341	0.245069	0.208840	0.170005
Actual prepayment
Class A-1	—	—	—	—	—	—	—
Class A-2a	—	—	—	—	—	—	—
Class A-2b	—	—	—	—	—	—	—
Class A-3	233,288,512.92	166,019,894.81	95,983,607.22	40,035,178.15	—	—	—
Class A-4	60,870,000.00	60,870,000.00	60,870,000.00	60,870,000.00	55,248,386.53	12,064,062.24	—
Overcollateralization	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	227,535,600.85	195,405,638.42

	521,694,113.77	454,425,495.66	384,389,208.07	328,440,779.00	282,783,987.38	239,599,663.09	195,405,638.42
2012-A Pool Factor	0.389788	0.339527	0.287199	0.245397	0.211284	0.179019	0.145999
Monthly Residual Losses	1,388,600.59	4,040,182.64	2,427,227.34	534,520.97	(87,214.76)	(97,699.01)	(397,421.04)
2012-A Cumulative Residual Losses	3,325,825.97	7,366,008.61	9,793,235.95	10,327,756.92	10,240,542.16	10,142,843.15	9,745,422.11
2012-A Residual Losses (as a % of Original Pool Balance)	(0.248%)	(0.550%)	(0.732%)	(0.772%)	(0.765%)	(0.758%)	(0.728%)
Monthly Net Credit Losses	59,519.72	194,971.95	227,178.58	11,539.83	103,399.58	4,148.98	35,796.82
2012-A Cumulative Net Credit Losses	1,522,071.83	1,717,043.78	1,944,222.36	1,955,762.19	2,059,161.77	2,063,310.75	2,099,107.57
2012-A Net Credit Losses (as a % of Original Pool Balance)	(0.1137%)	(0.1283%)	(0.1453%)	(0.1461%)	(0.1539%)	(0.1542%)	(0.1568%)
Delinquencies ($)
31-60	4,041,279.82	3,585,273.56	2,997,523.01	2,918,170.31	2,479,305.97	2,086,983.49	1,560,098.45
61-90	949,750.36	900,007.21	652,141.97	677,623.67	766,647.06	408,453.66	573,643.20
91-120+	256,839.43	124,887.73	171,256.76	201,040.31	167,937.28	310,458.06	129,379.30

Total	5,247,869.61	4,610,168.50	3,820,921.74	3,796,834.29	3,413,890.31	2,805,895.21	2,263,120.95

	Feb-14	Mar-14	Apr-14	May-14	Jun-14	Jul-14	Aug-14
Delinquencies (%)
31-60	0.77%	0.79%	0.78%	0.89%	0.88%	0.87%	0.80%
61-90	0.18%	0.20%	0.17%	0.21%	0.27%	0.17%	0.29%
91-120+	0.05%	0.03%	0.04%	0.06%	0.06%	0.13%	0.07%

Total	1.01%	1.01%	0.99%	1.16%	1.21%	1.17%	1.16%
2012-A 60+	0.23%	0.23%	0.21%	0.27%	0.33%	0.30%	0.36%
Delinquencies (units)
31-60	263	232	202	199	171	148	112
61-90	65	60	46	47	50	30	39
91-120+	17	10	12	14	11	18	9

Total	345	302	260	260	232	196	160
Residual Advances
Beginning Balance of Residual Advance	53,908,489.08	67,437,124.23	65,350,238.76	57,217,167.95	40,523,439.42	31,302,017.44	29,166,892.00
Reimbursement of Outstanding Advance	28,658,535.10	41,577,802.98	38,025,313.37	38,758,213.70	27,712,322.29	20,065,994.30	47,139,590.87
Additional Advance for Current Period	42,187,170.25	39,490,917.51	29,892,242.56	22,064,485.17	18,490,900.31	17,930,868.86	17,972,698.87

Ending Residual Advances	67,437,124.23	65,350,238.76	57,217,167.95	40,523,439.42	31,302,017.44	29,166,892.00	—
Payment Advances
Beginning Balance of Payment Advance	1,049,487.46	1,021,219.15	778,212.76	688,737.30	629,337.21	534,456.81	431,309.40
Reimbursement of Outstanding Payment Advance	489,355.17	556,456.85	400,490.40	328,741.69	328,525.94	282,798.10	624,943.99
Additional Payment Advance for Current Period	461,086.86	313,450.46	311,014.94	269,341.60	233,645.54	179,650.69	193,634.59

Ending Balance of Payment Advance	1,021,219.15	778,212.76	688,737.30	629,337.21	534,456.81	431,309.40	—
Total Collections	104,989,703.94	122,757,792.40	103,861,689.34	92,101,213.83	77,280,656.04	70,061,883.71	65,769,825.97
2012-A
Total Advances as a % of Total Collections	40.621%	32.425%	29.080%	24.249%	24.229%	25.849%	27.621%

2012-B Static Pool Data

	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13
Prepayment Assumption
Class A-1	107,000,000.00	92,116,300.00	76,975,800.00	61,599,900.00	45,999,300.00	30,163,300.00
Class A-2a	143,000,000.00	143,000,000.00	143,000,000.00	143,000,000.00	143,000,000.00	143,000,000.00
Class A-2b	196,000,000.00	196,000,000.00	196,000,000.00	196,000,000.00	196,000,000.00	196,000,000.00
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	903,616,273.65	888,732,573.65	873,592,073.65	858,216,173.65	842,615,573.65	826,779,573.65
2012-B Prepayment Assumption	1.000000	0.983529	0.966773	0.949757	0.932493	0.914968
Actual prepayment
Class A-1	107,000,000.00	93,602,383.26	80,134,613.52	64,719,406.67	49,103,699.03	34,833,220.84
Class A-2a	143,000,000.00	143,000,000.00	143,000,000.00	143,000,000.00	143,000,000.00	143,000,000.00
Class A-2b	196,000,000.00	196,000,000.00	196,000,000.00	196,000,000.00	196,000,000.00	196,000,000.00
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	903,616,273.65	890,218,656.91	876,750,887.17	861,335,680.32	845,719,972.68	831,449,494.49
2012-B Pool Factor	1.000000	0.985173	0.970269	0.953210	0.935928	0.920136
Monthly Residual Losses	(30,282.72)	(12,702.63)	(33,505.43)	(39,225.89)	(24,549.26)	(171,683.67)
2012-B Cumulative Residual Losses	(30,282.72)	(42,985.35)	(76,490.78)	(115,716.67)	(140,265.93)	(311,949.60)
2012-B Residual Losses (as a % of Original Pool Balance)	0.003%	0.005%	0.008%	0.013%	0.016%	0.035%
Monthly Net Credit Losses	(72,995.57)	(100,349.10)	25,843.72	(154,854.14)	(305,526.76)	(265,673.38)
2012-B Cumulative Net Credit Losses	(72,995.57)	(173,344.67)	(147,500.95)	(302,355.09)	(607,881.85)	(873,555.23)
2012-B Net Credit Losses (as a % of Original Pool Balance)	0.0081%	0.0192%	0.0163%	0.0335%	0.0673%	0.0967%
Delinquencies ($)
31-60	2,576,241.62	3,822,220.02	4,433,510.38	3,392,022.75	4,578,420.91	3,947,037.82
61-90	—	648,674.17	838,822.38	1,056,945.79	525,390.21	704,941.37
91-120+	—	—	218,960.23	272,174.14	279,927.23	220,466.67

Total	2,576,241.62	4,470,894.19	5,491,292.99	4,721,142.68	5,383,738.35	4,872,445.86

	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13
Delinquencies (%)
31-60	0.29%	0.43%	0.51%	0.39%	0.54%	0.47%
61-90	—	0.07%	0.10%	0.12%	0.06%	0.08%
91-120+	—	—	0.02%	0.03%	0.03%	0.03%

Total	0.29%	0.50%	0.63%	0.55%	0.64%	0.59%
2012-B 60+	—	0.07%	0.12%	0.15%	0.10%	0.11%
Delinquencies (units)
31-60	118	184	210	165	224	192
61-90	—	25	41	53	26	33
91-120+	—	—	9	13	15	11

Total	118	209	260	231	265	236
Residual Advances
Beginning Balance of Residual Advance	—	162,901.73	138,935.73	234,036.46	296,220.93	414,690.60
Reimbursement of Outstanding Advance	—	134,748.76	116,778.00	178,268.78	217,154.73	351,627.93
Additional Advance for Current Period	162,901.73	110,782.76	211,878.73	240,453.25	335,624.40	659,602.42

Ending Residual Advances	162,901.73	138,935.73	234,036.46	296,220.93	414,690.60	722,665.09
Payment Advances
Beginning Balance of Payment Advance	—	958,628.94	1,095,565.87	1,147,095.26	1,108,582.03	1,251,210.58
Reimbursement of Outstanding Payment Advance	—	332,932.02	415,289.08	462,385.22	395,726.22	511,275.36
Additional Payment Advance for Current Period	958,628.94	469,868.95	466,818.47	423,871.99	538,354.77	394,868.72

Ending Balance of Payment Advance	958,628.94	1,095,565.87	1,147,095.26	1,108,582.03	1,251,210.58	1,134,803.94
Total Collections	20,556,282.94	19,491,878.09	21,463,404.71	21,588,268.41	19,903,907.63	24,218,374.65
2012-B
Total Advances as a % of Total Collections	5.456%	2.979%	3.162%	3.077%	4.391%	4.354%

	Apr-13	May-13	Jun-13	Jul-13	Aug-13	Sep-13
Prepayment Assumption
Class A-1	14,113,300.00	—	—	—	—	—
Class A-2a	143,000,000.00	142,084,800.00	135,135,000.00	128,099,400.00	120,978,000.00	113,785,100.00
Class A-2b	196,000,000.00	194,745,600.00	185,220,000.00	175,576,800.00	165,816,000.00	155,957,200.00
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	810,729,573.65	794,446,673.65	777,971,273.65	761,292,473.65	744,410,273.65	727,358,573.65
2012-B Prepayment Assumption	0.897206	0.879186	0.860953	0.842495	0.823812	0.804942
Actual prepayment
Class A-1	16,753,647.66	—	—	—	—	—
Class A-2a	143,000,000.00	142,589,208.22	135,284,328.93	128,759,074.28	120,881,568.71	111,514,295.37
Class A-2b	196,000,000.00	195,436,956.71	185,424,674.61	176,480,968.94	165,683,828.45	152,844,768.49
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	813,369,921.31	795,642,438.58	778,325,277.19	762,856,316.87	744,181,670.81	721,975,337.51
2012-B Pool Factor	0.900128	0.880509	0.861345	0.844226	0.823559	0.798984
Monthly Residual Losses	(163,524.73)	(206,167.35)	(190,598.16)	(136,838.71)	(375,873.47)	(537,492.44)
2012-B Cumulative Residual Losses	(475,474.33)	(681,641.68)	(872,239.84)	(1,009,078.55)	(1,384,952.02)	(1,922,444.46)
2012-B Residual Losses (as a % of Original Pool Balance)	0.053%	0.075%	0.097%	0.112%	0.153%	0.213%
Monthly Net Credit Losses	248,263.25	141,080.07	(123,146.73)	(129,859.35)	(71,058.45)	(281,353.47)
2012-B Cumulative Net Credit Losses	(625,291.98)	(484,211.91)	(607,358.64)	(737,217.99)	(808,276.44)	(1,089,629.91)
2012-B Net Credit Losses (as a % of Original Pool Balance)	0.0692%	0.0536%	0.0672%	0.0816%	0.0894%	0.1206%
Delinquencies ($)
31-60	3,280,200.77	3,765,530.43	4,742,387.88	4,446,763.10	4,196,597.53	5,125,309.62
61-90	608,536.06	706,058.39	849,259.37	927,834.69	1,183,454.69	1,135,619.77
91-120+	120,226.61	300,410.41	388,279.19	345,445.54	337,051.74	242,665.85

Total	4,008,963.44	4,771,999.23	5,979,926.44	5,720,043.33	5,717,103.96	6,503,595.24

	Apr-13	May-13	Jun-13	Jul-13	Aug-13	Sep-13
Delinquencies (%)
31-60	0.40%	0.47%	0.61%	0.58%	0.56%	0.71%
61-90	0.07%	0.09%	0.11%	0.12%	0.16%	0.16%
91-120+	0.01%	0.04%	0.05%	0.05%	0.05%	0.03%

Total	0.49%	0.60%	0.77%	0.75%	0.77%	0.90%
2012-B 60+	0.09%	0.13%	0.16%	0.17%	0.20%	0.19%
Delinquencies (units)
31-60	162	189	240	227	227	273
61-90	32	33	46	47	62	61
91-120+	5	14	15	17	17	14

Total	199	236	301	291	306	348
Residual Advances
Beginning Balance of Residual Advance	722,665.09	1,291,770.88	1,032,786.03	1,113,498.45	2,178,881.58	3,626,448.74
Reimbursement of Outstanding Advance	515,094.44	971,225.83	762,856.99	700,592.13	1,568,831.00	2,331,820.54
Additional Advance for Current Period	1,084,200.23	712,240.98	843,569.41	1,765,975.26	3,016,398.16	3,468,811.29

Ending Residual Advances	1,291,770.88	1,032,786.03	1,113,498.45	2,178,881.58	3,626,448.74	4,763,439.49
Payment Advances
Beginning Balance of Payment Advance	1,134,803.94	1,054,978.53	994,519.34	1,254,194.42	1,039,365.42	1,082,491.95
Reimbursement of Outstanding Payment Advance	474,499.45	423,748.45	283,417.40	535,895.52	367,712.23	392,332.24
Additional Payment Advance for Current Period	394,674.04	363,289.26	543,092.48	321,066.52	410,838.76	410,619.82

Ending Balance of Payment Advance	1,054,978.53	994,519.34	1,254,194.42	1,039,365.42	1,082,491.95	1,100,779.53
Total Collections	24,615,474.63	24,818,843.87	21,025,291.95	25,280,055.42	29,950,371.33	29,319,282.79
2012-B
Total Advances as a % of Total Collections	6.008%	4.334%	6.595%	8.256%	11.443%	13.232%

	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14
Prepayment Assumption
Class A-1	—	—	—	—	—	—
Class A-2a	106,506,400.00	98,026,500.00	90,090,000.00	80,437,500.00	70,456,100.00	62,219,300.00
Class A-2b	145,980,800.00	134,358,000.00	123,480,000.00	110,250,000.00	96,569,200.00	85,279,600.00
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	710,103,473.65	690,000,773.65	671,186,273.65	648,303,773.65	624,641,573.65	605,115,173.65
2012-B Prepayment Assumption	0.785846	0.763599	0.742778	0.717455	0.691269	0.669659
Actual prepayment
Class A-1	—	—	—	—	—	—
Class A-2a	102,326,030.80	93,858,841.83	85,605,466.77	75,865,293.44	65,361,985.29	53,284,210.61
Class A-2b	140,251,063.20	128,645,685.31	117,333,367.04	103,983,199.39	89,587,056.75	73,032,904.06
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	700,193,367.65	680,120,800.79	660,555,107.46	637,464,766.48	612,565,315.69	583,933,388.32
2012-B Pool Factor	0.774879	0.752666	0.731013	0.705460	0.677904	0.646218
Monthly Residual Losses	(727,198.00)	(573,760.35)	(414,303.73)	(761,888.61)	(505,397.57)	(353,316.23)
2012-B Cumulative Residual Losses	(2,649,642.46)	(3,223,402.81)	(3,637,706.54)	(4,399,595.15)	(4,904,992.72)	(5,258,308.95)
2012-B Residual Losses (as a % of Original Pool Balance)	0.293%	0.357%	0.403%	0.487%	0.543%	0.582%
Monthly Net Credit Losses	(33,253.71)	66,085.53	(157,827.75)	(390,289.43)	35,240.49	43,680.32
2012-B Cumulative Net Credit Losses	(1,122,883.62)	(1,056,798.09)	(1,214,625.84)	(1,604,915.27)	(1,569,674.78)	(1,525,994.46)
2012-B Net Credit Losses (as a % of Original Pool Balance)	0.1243%	0.1170%	0.1344%	0.1776%	0.1737%	0.1689%
Delinquencies ($)
31-60	4,520,549.09	4,976,983.51	4,450,697.44	3,925,219.94	3,938,672.07	3,589,434.59
61-90	993,790.79	1,169,852.77	1,339,848.85	1,445,342.38	845,781.43	738,529.48
91-120+	263,704.80	362,826.53	666,719.10	394,407.42	354,760.99	270,717.05

Total	5,778,044.68	6,509,662.81	6,457,265.39	5,764,969.74	5,139,214.49	4,598,681.12

	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14
Delinquencies (%)
31-60	0.65%	0.73%	0.67%	0.62%	0.64%	0.61%
61-90	0.14%	0.17%	0.20%	0.23%	0.14%	0.13%
91-120+	0.04%	0.05%	0.10%	0.06%	0.06%	0.05%

Total	0.83%	0.96%	0.98%	0.90%	0.84%	0.79%
2012-B 60+	0.18%	0.23%	0.30%	0.29%	0.20%	0.17%
Delinquencies (units)
31-60	242	278	251	223	229	207
61-90	53	61	70	80	47	44
91-120+	16	20	36	21	19	14

Total	311	359	357	324	295	265
Residual Advances
Beginning Balance of Residual Advance	4,763,439.49	4,940,672.14	5,827,946.89	10,254,932.19	11,797,730.85	17,540,470.89
Reimbursement of Outstanding Advance	3,403,437.16	2,921,409.04	2,951,153.31	6,011,087.77	6,162,886.57	10,399,942.86
Additional Advance for Current Period	3,580,669.81	3,808,683.79	7,378,138.61	7,553,886.43	11,905,626.61	16,855,274.27

Ending Residual Advances	4,940,672.14	5,827,946.89	10,254,932.19	11,797,730.85	17,540,470.89	23,995,802.30
Payment Advances
Beginning Balance of Payment Advance	1,100,779.53	991,802.33	1,183,102.05	1,104,032.80	976,535.66	1,010,941.86
Reimbursement of Outstanding Payment Advance	435,076.88	300,077.78	462,748.12	472,402.90	380,423.24	468,156.68
Additional Payment Advance for Current Period	326,099.68	491,377.50	383,678.87	344,905.76	414,829.44	303,302.67

Ending Balance of Payment Advance	991,802.33	1,183,102.05	1,104,032.80	976,535.66	1,010,941.86	846,087.85
Total Collections	29,010,568.55	27,567,711.58	31,586,045.95	35,896,438.64	39,776,312.81	54,281,146.21
2012-B
Total Advances as a % of Total Collections	13.467%	15.598%	24.574%	22.004%	30.974%	31.611%

	Apr-14	May-14	Jun-14	Jul-14	Aug-14	Sep-14
Prepayment Assumption
Class A-1	—	—	—	—	—	—
Class A-2a	50,536,200.00	39,796,900.00	22,565,400.00	4,847,700.00	—	—
Class A-2b	69,266,400.00	54,546,800.00	30,928,800.00	6,644,400.00	—	—
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	214,000,000.00	185,538,000.00	151,597,600.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	577,418,873.65	551,959,973.65	511,110,473.65	469,108,373.65	429,154,273.65	395,213,873.65
2012-B Prepayment Assumption	0.639009	0.610834	0.565628	0.519146	0.474930	0.437369
Actual prepayment
Class A-1	—	—	—	—	—	—
Class A-2a	37,440,426.19	23,629,821.86	10,466,315.05	—	—	—
Class A-2b	51,316,947.78	32,387,727.86	14,345,438.80	—	—	—
Class A-3	214,000,000.00	214,000,000.00	214,000,000.00	204,683,593.95	172,137,019.05	137,797,297.60
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	546,373,647.62	513,633,823.37	482,428,027.50	448,299,867.60	415,753,292.70	381,413,571.25
2012-B Pool Factor	0.604652	0.568420	0.533886	0.496118	0.460099	0.422097
Monthly Residual Losses	(433,255.11)	(1,134,852.33)	(1,247,132.20)	(1,245,497.05)	(1,443,069.61)	(1,690,071.61)
2012-B Cumulative Residual Losses	(5,691,564.06)	(6,826,416.39)	(8,073,548.59)	(9,319,045.64)	(10,762,115.25)	(12,452,186.86)
2012-B Residual Losses (as a % of Original Pool Balance)	0.630%	0.755%	0.893%	1.031%	1.191%	1.378%
Monthly Net Credit Losses	(49,760.62)	14,534.80	(4,855.82)	76,438.65	(3,393.51)	(70,188.31)
2012-B Cumulative Net Credit Losses	(1,575,755.08)	(1,561,220.28)	(1,566,076.10)	(1,489,637.45)	(1,493,030.96)	(1,563,219.27)
2012-B Net Credit Losses (as a % of Original Pool Balance)	0.1744%	0.1728%	0.1733%	0.1649%	0.1652%	0.1730%
Delinquencies ($)
31-60	2,967,614.81	3,424,906.58	3,282,863.11	3,208,017.53	2,845,555.70	2,636,248.76
61-90	955,349.18	764,606.05	726,435.24	633,644.07	878,929.19	604,026.00
91-120+	149,567.36	212,402.46	116,871.20	246,727.77	341,328.84	326,850.90

Total	4,072,531.35	4,401,915.09	4,126,169.55	4,088,389.37	4,065,813.73	3,567,125.66

	Apr-14	May-14	Jun-14	Jul-14	Aug-14	Sep-14
Delinquencies (%)
31-60	0.54%	0.67%	0.68%	0.72%	0.68%	0.69%
61-90	0.17%	0.15%	0.15%	0.14%	0.21%	0.16%
91-120+	0.03%	0.04%	0.02%	0.06%	0.08%	0.09%

Total	0.75%	0.86%	0.86%	0.91%	0.98%	0.94%
2012-B 60+	0.20%	0.19%	0.17%	0.20%	0.29%	0.24%
Delinquencies (units)
31-60	171	203	192	189	172	162
61-90	57	42	42	39	55	39
91-120+	9	14	7	14	22	18

Total	237	259	241	242	249	219
Residual Advances
Beginning Balance of Residual Advance	23,995,802.30	21,346,513.38	16,751,780.55	15,421,086.29	15,871,177.72	16,661,970.72
Reimbursement of Outstanding Advance	14,238,275.62	15,238,991.93	11,693,291.44	10,198,353.14	10,215,712.50	10,785,013.88
Additional Advance for Current Period	11,588,986.70	10,644,259.10	10,362,597.18	10,648,444.57	11,006,505.50	11,219,192.89

Ending Residual Advances	21,346,513.38	16,751,780.55	15,421,086.29	15,871,177.72	16,661,970.72	17,096,149.73
Payment Advances
Beginning Balance of Payment Advance	846,087.85	783,148.27	797,282.34	753,424.14	678,021.96	690,361.48
Reimbursement of Outstanding Payment Advance	363,655.20	316,168.76	355,688.51	328,475.94	291,159.65	315,629.47
Additional Payment Advance for Current Period	300,715.62	330,302.83	311,830.31	253,073.76	303,499.17	238,203.49

Ending Balance of Payment Advance	783,148.27	797,282.34	753,424.14	678,021.96	690,361.48	612,935.50
Total Collections	52,535,840.14	51,629,960.11	50,643,395.18	47,394,303.25	48,412,126.04	49,161,385.37
2012-B	22.632%	21.256%	21.078%	23.002%	23.362%	23.306%

	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	120,118,200.00	87,868,400.00	51,081,800.00	15,472,200.00	0.00	0.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	90,000,000.00	72,189,000.00	39,978,000.00
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	363,734,473.65	331,484,673.65	294,698,073.65	259,088,473.65	225,805,273.65	193,594,273.65
2012-B Prepayment Assumption	0.402532	0.366842	0.326132	0.286724	0.249891	0.214244
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	103,348,110.82	66,335,229.42	31,704,610.07	0.00	0.00	0.00
Class A-4	90,000,000.00	90,000,000.00	90,000,000.00	82,968,506.12	46,366,859.12	13,266,050.48
Overcollateralization	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65	153,616,273.65

	346,964,384.47	309,951,503.07	275,320,883.72	236,584,779.77	199,983,132.77	166,882,324.13
2012-B Pool Factor	0.383973	0.343012	0.304688	0.261820	0.221314	0.184683
Monthly Residual Losses	(1,626,156.42)	(1,588,724.46)	(1,295,909.05)	(1,697,750.45)	(1,905,199.67)	(923,378.79)
2012-B Cumulative Residual Losses	(14,078,343.28)	(15,667,067.74)	(16,962,976.79)	(18,660,727.24)	(20,565,926.91)	(21,489,305.70)
2012-B Residual Losses (as a % of Original Pool Balance)	1.558%	1.734%	1.877%	2.065%	2.276%	2.378%
Monthly Net Credit Losses	(207,051.79)	105,846.79	61,938.66	(128,081.88)	206,414.47	(114,360.10)
2012-B Cumulative Net Credit Losses	(1,770,271.06)	(1,664,424.27)	(1,602,485.61)	(1,730,567.49)	(1,524,153.02)	(1,638,513.12)
2012-B Net Credit Losses (as a % of Original Pool Balance)	0.1959%	0.1842%	0.1773%	0.1915%	0.1687%	0.1813%
Delinquencies ($)
31-60	2,548,389.33	2,597,569.31	2,316,998.10	1,482,276.22	1,407,998.17	1,088,072.82
61-90	443,663.52	481,509.36	554,191.31	860,109.86	539,921.24	289,662.15
91-120+	132,931.21	193,018.68	220,577.05	243,148.98	210,098.42	152,874.61

Total	3,124,984.06	3,272,097.35	3,091,766.46	2,585,535.06	2,158,017.83	1,530,609.58

	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Delinquencies (%)
31-60	0.73%	0.84%	0.84%	0.63%	0.70%	0.65%
61-90	0.13%	0.16%	0.20%	0.36%	0.27%	0.17%
91-120+	0.04%	0.06%	0.08%	0.10%	0.11%	0.09%

Total	0.90%	1.06%	1.12%	1.09%	1.08%	0.92%
2012-B 60+	0.17%	0.22%	0.28%	0.47%	0.38%	0.27%
Delinquencies (units)
31-60	160	167	149	100	92	70
61-90	29	31	34	58	36	20
91-120+	8	12	15	16	14	10

Total	197	210	198	174	142	100
Residual Advances
Beginning Balance of Residual Advance	17,096,149.73	22,832,863.28	26,048,475.43	32,437,417.65	33,024,041.62	30,574,046.44
Reimbursement of Outstanding Advance	10,743,964.59	13,708,107.92	15,518,176.21	19,746,030.17	18,946,654.38	18,646,530.72
Additional Advance for Current Period	16,480,678.14	16,923,720.07	21,907,118.43	20,332,654.14	16,496,659.20	17,405,100.16

Ending Residual Advances	22,832,863.28	26,048,475.43	32,437,417.65	33,024,041.62	30,574,046.44	29,332,615.88
Payment Advances
Beginning Balance of Payment Advance	612,935.50	486,897.79	550,669.76	456,047.19	393,720.71	344,916.17
Reimbursement of Outstanding Payment Advance	316,416.73	199,294.85	267,847.07	221,316.70	196,294.01	203,728.79
Additional Payment Advance for Current Period	190,379.02	263,066.82	173,224.50	158,990.22	147,489.47	94,145.02

Ending Balance of Payment Advance	486,897.79	550,669.76	456,047.19	393,720.71	344,916.17	235,332.40
Total Collections	51,334,489.41	51,748,139.71	58,271,272.79	58,899,447.82	54,088,601.61	57,064,233.16
2012-B
Total Advances as a % of Total Collections	32.475%	33.212%	37.892%	34.791%	30.772%	30.666%

Apr-15
Prepayment Assumption
Class A-1	0.00
Class A-2a	0.00
Class A-2b	0.00
Class A-3	0.00
Class A-4	0.00
Overcollateralization	153,616,273.65

153,616,273.65
2012-B Prepayment Assumption	0.170002
Actual prepayment
Class A-1	0.00
Class A-2a	0.00
Class A-2b	0.00
Class A-3	0.00
Class A-4	0.00
Overcollateralization	129,271,398.39

129,271,398.39
2012-B Pool Factor	0.143060
Monthly Residual Losses	(987,836.28)
2012-B Cumulative Residual Losses	(22,477,141.98)
2012-B Residual Losses (as a % of Original Pool Balance)	2.487%
Monthly Net Credit Losses	25,710.60
2012-B Cumulative Net Credit Losses	(1,612,802.52)
2012-B Net Credit Losses (as a % of Original Pool Balance)	0.1785%
Delinquencies ($)
31-60	826,824.25
61-90	313,017.30
91-120+	84,240.26

Total	1,224,081.81

Apr-15
Delinquencies (%)
31-60	0.64%
61-90	0.24%
91-120+	0.07%

Total	0.95%
2012-B 60+	0.31%
Delinquencies (units)
31-60	53
61-90	21
91-120+	6

Total	80
Residual Advances
Beginning Balance of Residual Advance	29,332,615.88
Reimbursement of Outstanding Advance	41,027,651.82
Additional Advance for Current Period	11,695,035.94

Ending Residual Advances	0.00
Payment Advances
Beginning Balance of Payment Advance	235,332.40
Reimbursement of Outstanding Payment Advance	302,819.15
Additional Payment Advance for Current Period	67,486.75

Ending Balance of Payment Advance	0.00
Total Collections	43,977,805.14
2012-B
Total Advances as a % of Total Collections	26.746%

2013-A Static Pool Data

	May-13	Jun-13	Jul-13	Aug-13	Sep-13	Oct-13
Prepayment Assumption
Class A-1	195,000,000.00	168,675,000.00	141,940,500.00	114,816,000.00	87,301,500.00	59,416,500.00
Class A-2a	195,000,000.00	195,000,000.00	195,000,000.00	195,000,000.00	195,000,000.00	195,000,000.00
Class A-2b	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	1,517,865,698.77	1,491,540,698.77	1,464,806,198.77	1,437,681,698.77	1,410,167,198.77	1,382,282,198.77
2013-A Prepayment Assumption	1.000000	0.982657	0.965043	0.947173	0.929046	0.910675
Actual prepayment
Class A-1	195,000,000.00	170,331,540.39	146,983,991.55	120,058,493.60	90,825,910.35	61,941,310.78
Class A-2a	195,000,000.00	195,000,000.00	195,000,000.00	195,000,000.00	195,000,000.00	195,000,000.00
Class A-2b	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00	400,000,000.00
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	1,517,865,698.77	1,493,197,239.16	1,469,849,690.32	1,442,924,192.37	1,413,691,609.12	1,384,807,009.55
2013-A Pool Factor	1.000000	0.983748	0.968366	0.950627	0.931368	0.912338
Monthly Residual Losses	(27,709.01)	(149,602.89)	(150,613.99)	(230,873.88)	(308,465.80)	(414,743.65)
2013-A Cumulative Residual Losses	(27,709.01)	(177,311.90)	(327,925.89)	(558,799.77)	(867,265.57)	(1,282,009.22)
2013-A Residual Losses (as a % of Original Pool Balance)	0.002%	0.012%	0.022%	0.037%	0.057%	0.084%
Monthly Net Credit Losses	1,553.70	(25,999.22)	(288,385.21)	(136,071.29)	(227,018.31)	(389,524.75)
2013-A Cumulative Net Credit Losses	1,553.70	(24,445.52)	(312,830.73)	(448,902.02)	(675,920.33)	(1,065,445.08)
2013-A Net Credit Losses (as a % of Original Pool Balance)	(0.0001%)	0.0016%	0.0206%	0.0296%	0.0445%	0.0702%
Delinquencies ($)
31-60	4,273,200.61	6,768,191.70	6,726,269.09	6,771,532.20	8,126,807.42	8,310,094.07
61-90	0.00	1,067,132.76	1,156,367.05	2,080,054.94	1,395,669.73	1,790,087.64
91-120+	0.00	0.00	383,221.11	439,118.90	615,275.98	570,032.49

Total	4,273,200.61	7,835,324.46	8,265,857.25	9,290,706.04	10,137,753.13	10,670,214.20

	May-13	Jun-13	Jul-13	Aug-13	Sep-13	Oct-13
Delinquencies (%)
31-60	0.28%	0.45%	0.46%	0.47%	0.57%	0.60%
61-90	0.00%	0.07%	0.08%	0.14%	0.10%	0.13%
91-120+	0.00%	0.00%	0.03%	0.03%	0.04%	0.04%

Total	0.28%	0.52%	0.56%	0.64%	0.72%	0.77%
2013-A 60+	0.00%	0.07%	0.10%	0.17%	0.14%	0.17%
Delinquencies (units)
31-60	194	314	317	322	383	399
61-90	0	48	54	95	69	82
91-120+	0	0	16	21	29	25

Total	194	362	387	438	481	506
Residual Advances
Beginning Balance of Residual Advance	0.00	737,767.49	946,564.27	1,701,896.35	2,304,240.81	2,786,024.83
Reimbursement of Outstanding Advance	0.00	536,234.36	519,056.42	1,213,802.05	1,611,176.08	1,966,430.04
Additional Advance for Current Period	737,767.49	745,031.14	1,274,388.50	1,816,146.51	2,092,960.10	1,874,683.21

Ending Residual Advances	737,767.49	946,564.27	1,701,896.35	2,304,240.81	2,786,024.83	2,694,278.00
Payment Advances
Beginning Balance of Payment Advance	0.00	1,539,454.82	2,046,922.53	1,764,633.37	1,856,238.00	1,964,797.19
Reimbursement of Outstanding Payment Advance	0.00	446,007.24	864,022.65	604,557.42	648,891.27	768,432.17
Additional Payment Advance for Current Period	1,539,454.82	953,474.95	581,733.49	696,162.05	757,450.46	602,785.96

Ending Balance of Payment Advance	1,539,454.82	2,046,922.53	1,764,633.37	1,856,238.00	1,964,797.19	1,799,150.98
Total Collections	36,665,163.00	32,980,819.99	38,028,982.31	41,167,060.30	40,190,930.09	39,477,332.50
2013-A
Total Advances as a % of Total Collections	6.211%	5.150%	4.881%	6.103%	7.092%	6.276%

	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14	Apr-14
Prepayment Assumption
Class A-1	31,141,500.00	2,515,500.00	—	—	—	—
Class A-2a	195,000,000.00	195,000,000.00	186,322,500.00	176,728,500.00	166,998,000.00	157,189,500.00
Class A-2b	400,000,000.00	400,000,000.00	382,200,000.00	362,520,000.00	342,560,000.00	322,440,000.00
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	1,354,007,198.77	1,325,381,198.77	1,296,388,198.77	1,267,114,198.77	1,237,423,698.77	1,207,495,198.77
2013-A Prepayment Assumption	0.892047	0.873187	0.854086	0.834800	0.815239	0.795522
Actual prepayment
Class A-1	34,122,087.44	7,389,382.15	—	—	—	—
Class A-2a	195,000,000.00	195,000,000.00	187,755,156.48	177,759,809.02	165,840,455.45	151,405,483.35
Class A-2b	400,000,000.00	400,000,000.00	385,138,782.51	364,635,505.67	340,185,549.63	310,575,350.45
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	1,356,987,786.21	1,330,255,080.92	1,300,759,637.76	1,270,261,013.46	1,233,891,703.85	1,189,846,532.57
2013-A Pool Factor	0.894010	0.876398	0.856966	0.836873	0.812912	0.783894
Monthly Residual Losses	(299,529.15)	(286,056.97)	(460,307.31)	(376,181.81)	(90,284.91)	(106,141.94)
2013-A Cumulative Residual Losses	(1,581,538.37)	(1,867,595.34)	(2,327,902.65)	(2,704,084.46)	(2,794,369.37)	(2,900,511.31)
2013-A Residual Losses (as a % of Original Pool Balance)	0.104%	0.123%	0.153%	0.178%	0.184%	0.191%
Monthly Net Credit Losses	(346,489.07)	(529,202.39)	(16,910.29)	(50,529.32)	(112,030.21)	87,745.92
2013-A Cumulative Net Credit Losses	(1,411,934.15)	(1,941,136.54)	(1,958,046.83)	(2,008,576.15)	(2,120,606.36)	(2,032,860.44)
2013-A Net Credit Losses (as a % of Original Pool Balance)	0.0930%	0.1279%	0.1290%	0.1323%	0.1397%	0.1339%
Delinquencies ($)
31-60	8,959,220.84	9,042,147.04	8,222,899.35	7,896,989.55	6,656,218.77	6,355,568.93
61-90	2,193,076.87	1,892,465.84	2,198,731.48	1,582,512.09	1,318,180.94	1,365,580.06
91-120+	669,552.34	647,610.50	543,657.05	498,145.21	541,654.27	315,811.09

Total	11,821,850.05	11,582,223.38	10,965,287.88	9,977,646.85	8,516,053.98	8,036,960.08

	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14	Apr-14
Delinquencies (%)
31-60	0.66%	0.68%	0.63%	0.62%	0.54%	0.53%
61-90	0.16%	0.14%	0.17%	0.12%	0.11%	0.11%
91-120+	0.05%	0.05%	0.04%	0.04%	0.04%	0.03%

Total	0.87%	0.87%	0.84%	0.79%	0.69%	0.68%
2013-A 60+	0.21%	0.19%	0.21%	0.16%	0.15%	0.14%
Delinquencies (units)
31-60	431	442	401	403	329	320
61-90	108	96	112	76	69	67
91-120+	29	31	29	25	26	17

Total	568	569	542	504	424	404
Residual Advances
Beginning Balance of Residual Advance	2,694,278.00	3,214,638.89	6,144,792.06	6,654,586.35	12,786,319.30	17,552,009.35
Reimbursement of Outstanding Advance	1,754,574.21	1,642,372.81	3,761,820.61	3,765,631.84	7,908,971.63	10,960,341.23
Additional Advance for Current Period	2,274,935.10	4,572,525.98	4,271,614.90	9,897,364.79	12,674,661.68	10,367,112.23

Ending Residual Advances	3,214,638.89	6,144,792.06	6,654,586.35	12,786,319.30	17,552,009.35	16,958,780.35
Payment Advances
Beginning Balance of Payment Advance	1,799,150.98	2,175,650.75	1,975,647.97	1,800,161.29	1,929,038.91	1,609,128.40
Reimbursement of Outstanding Payment Advance	530,065.22	877,615.10	776,161.97	663,092.41	856,271.93	625,091.87
Additional Payment Advance for Current Period	906,564.99	677,612.32	600,675.29	791,970.03	536,361.42	607,957.69

Ending Balance of Payment Advance	2,175,650.75	1,975,647.97	1,800,161.29	1,929,038.91	1,609,128.40	1,591,994.22
Total Collections	37,395,387.54	40,794,394.74	44,229,582.41	49,609,475.56	62,523,508.77	63,747,299.56
2013-A
Total Advances as a % of Total Collections	8.508%	12.870%	11.016%	21.547%	21.130%	17.217%

	May-14	Jun-14	Jul-14	Aug-14	Sep-14	Oct-14
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	147,264,000.00	129,304,500.00	108,810,000.00	96,447,000.00	84,454,500.00	69,985,500.00
Class A-2b	302,080,000.00	265,240,000.00	223,200,000.00	197,840,000.00	173,240,000.00	143,560,000.00
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	1,177,209,698.77	1,122,410,198.77	1,059,875,698.77	1,022,152,698.77	985,560,198.77	941,411,198.77
2013-A Prepayment Assumption	0.775569	0.739466	0.698267	0.673414	0.649307	0.620220
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	137,530,967.73	123,513,733.42	108,063,625.66	93,250,434.46	77,993,430.70	60,207,357.22
Class A-2b	282,114,805.60	253,361,504.45	221,668,975.71	191,282,942.49	159,986,524.52	123,502,271.21
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00	360,000,000.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	1,147,511,472.10	1,104,740,936.64	1,057,598,300.14	1,012,399,075.72	965,845,653.99	911,575,327.20
2013-A Pool Factor	0.756003	0.727825	0.696767	0.666989	0.636318	0.600564
Monthly Residual Losses	(803,422.18)	(984,615.24)	(1,196,728.52)	(1,623,845.63)	(2,170,853.92)	(2,655,114.24)
2013-A Cumulative Residual Losses	(3,703,933.49)	(4,688,548.73)	(5,885,277.25)	(7,509,122.88)	(9,679,976.80)	(12,335,091.04)
2013-A Residual Losses (as a % of Original Pool Balance)	0.244%	0.309%	0.388%	0.495%	0.638%	0.813%
Monthly Net Credit Losses	(94,993.68)	146,122.60	(356,580.97)	50,924.75	(297,876.67)	(311,899.73)
2013-A Cumulative Net Credit Losses	(2,127,854.12)	(1,981,731.52)	(2,338,312.49)	(2,287,387.74)	(2,585,264.41)	(2,897,164.14)
2013-A Net Credit Losses (as a % of Original Pool Balance)	0.1402%	0.1306%	0.1541%	0.1507%	0.1703%	0.1909%
Delinquencies ($)
31-60	7,549,415.17	7,666,143.24	7,560,911.14	6,969,160.24	7,393,239.25	6,915,054.57
61-90	1,275,258.92	1,661,110.66	1,708,355.18	2,194,311.48	1,585,291.40	1,268,933.20
91-120+	444,047.95	432,037.43	513,358.59	682,028.54	650,260.95	439,112.10

Total	9,268,722.04	9,759,291.33	9,782,624.91	9,845,500.26	9,628,791.60	8,623,099.87

	May-14	Jun-14	Jul-14	Aug-14	Sep-14	Oct-14
Delinquencies (%)
31-60	0.66%	0.69%	0.71%	0.69%	0.77%	0.76%
61-90	0.11%	0.15%	0.16%	0.22%	0.16%	0.14%
91-120+	0.04%	0.04%	0.05%	0.07%	0.07%	0.05%

Total	0.81%	0.88%	0.92%	0.97%	1.00%	0.95%
2013-A 60+	0.15%	0.19%	0.21%	0.28%	0.23%	0.19%
Delinquencies (units)
31-60	390	406	396	372	393	370
61-90	68	84	91	111	79	73
91-120+	22	19	23	37	34	22

Total	480	509	510	520	506	465
Residual Advances
Beginning Balance of Residual Advance	16,958,780.35	14,678,137.44	14,702,231.93	14,849,350.82	17,015,646.62	21,925,991.60
Reimbursement of Outstanding Advance	12,373,122.97	11,072,348.24	9,787,166.85	9,309,040.44	11,354,274.46	13,820,224.90
Additional Advance for Current Period	10,092,480.06	11,096,442.73	9,934,285.74	11,475,336.24	16,264,619.44	20,797,869.54

Ending Residual Advances	14,678,137.44	14,702,231.93	14,849,350.82	17,015,646.62	21,925,991.60	28,903,636.24
Payment Advances
Beginning Balance of Payment Advance	1,591,994.22	1,686,485.51	1,700,675.85	1,526,163.28	1,641,111.74	1,524,997.81
Reimbursement of Outstanding Payment Advance	566,003.63	638,303.12	704,581.25	539,147.34	658,953.87	652,903.65
Additional Payment Advance for Current Period	660,494.92	652,493.46	530,068.68	654,095.80	542,839.94	455,238.06

Ending Balance of Payment Advance	1,686,485.51	1,700,675.85	1,526,163.28	1,641,111.74	1,524,997.81	1,327,332.22
Total Collections	65,234,416.07	67,983,755.01	63,717,551.45	64,085,995.24	73,321,049.73	78,799,627.99
2013-A
Total Advances as a % of Total Collections	16.484%	17.282%	16.423%	18.927%	22.923%	26.971%

	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00
Class A-2a	53,391,000.00	27,475,500.00	4,426,500.00	0.00	0.00
Class A-2b	109,520,000.00	56,360,000.00	9,080,000.00	0.00	0.00
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	323,280,000.00	263,124,000.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	890,776,698.77	811,701,198.77	741,372,198.77	691,145,698.77	630,989,698.77
2013-A Prepayment Assumption	0.586861	0.534765	0.488431	0.455340	0.415709
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00
Class A-2a	41,500,272.90	22,677,240.02	1,899,236.21	0.00	0.00
Class A-2b	85,128,764.91	46,517,415.43	3,895,869.16	0.00	0.00
Class A-3	360,000,000.00	360,000,000.00	360,000,000.00	308,514,152.56	250,581,057.35
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	854,494,736.58	797,060,354.22	733,660,804.14	676,379,851.33	618,446,756.12
2013-A Pool Factor	0.562958	0.525119	0.483350	0.445612	0.407445
Monthly Residual Losses	(2,325,183.38)	(2,231,826.73)	(2,799,439.07)	(3,044,503.42)	(2,203,716.09)
2013-A Cumulative Residual Losses	(14,660,274.42)	(16,892,101.15)	(19,691,540.22)	(22,736,043.64)	(24,939,759.73)
2013-A Residual Losses (as a % of Original Pool Balance)	0.966%	1.113%	1.297%	1.498%	1.643%
Monthly Net Credit Losses	120,698.07	95,608.20	(124,302.61)	(51,988.66)	(337,622.09)
2013-A Cumulative Net Credit Losses	(2,776,466.07)	(2,680,857.87)	(2,805,160.48)	(2,857,149.14)	(3,194,771.23)
2013-A Net Credit Losses (as a % of Original Pool Balance)	0.1829%	0.1766%	0.1848%	0.1882%	0.2105%
Delinquencies ($)
31-60	6,640,251.36	6,540,517.45	5,293,755.34	5,797,657.32	4,527,930.17
61-90	1,712,172.93	1,329,900.75	1,828,257.32	1,050,456.31	987,999.14
91-120+	480,809.00	622,823.11	867,078.94	734,251.04	323,891.69

Total	8,833,233.29	8,493,241.31	7,989,091.60	7,582,364.67	5,839,821.00

	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Delinquencies (%)
31-60	0.78%	0.82%	0.72%	0.86%	0.73%
61-90	0.20%	0.17%	0.25%	0.16%	0.16%
91-120+	0.06%	0.08%	0.12%	0.11%	0.05%

Total	1.03%	1.07%	1.09%	1.12%	0.94%
2013-A 60+	0.26%	0.24%	0.37%	0.26%	0.21%
Delinquencies (units)
31-60	356	360	300	325	254
61-90	98	76	104	59	57
91-120+	25	36	48	46	18

Total	479	472	452	430	329
Residual Advances
Beginning Balance of Residual Advance	28,903,636.24	37,850,442.20	47,327,211.18	48,762,377.83	49,006,955.14
Reimbursement of Outstanding Advance	17,546,155.65	21,573,107.19	25,929,653.95	26,789,579.06	28,621,979.65
Additional Advance for Current Period	26,492,961.61	31,049,876.17	27,364,820.60	27,034,156.37	34,164,484.76

Ending Residual Advances	37,850,442.20	47,327,211.18	48,762,377.83	49,006,955.14	54,549,460.25
Payment Advances
Beginning Balance of Payment Advance	1,327,332.22	1,644,552.81	1,335,939.52	1,258,479.20	1,358,190.70
Reimbursement of Outstanding Payment Advance	450,305.52	764,846.87	542,112.95	488,427.85	720,186.75
Additional Payment Advance for Current Period	767,526.11	456,233.58	464,652.63	588,139.35	336,622.91

Ending Balance of Payment Advance	1,644,552.81	1,335,939.52	1,258,479.20	1,358,190.70	974,626.86
Total Collections	82,690,785.83	94,050,784.56	89,701,253.33	90,238,730.34	107,205,612.14
2013-A
Total Advances as a % of Total Collections	32.967%	33.499%	31.025%	30.610%	32.182%

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	204,912,000.00	154,440,000.00	91,116,000.00	63,324,000.00	9,216,000.00	0.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	65,400,787.50
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	572,777,698.77	522,305,698.77	458,981,698.77	431,189,698.77	377,081,698.77	323,441,486.27
2013-A Prepayment Assumption	0.377357	0.344105	0.302386	0.284076	0.248429	0.213090
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	177,427,798.93	118,676,760.52	72,870,054.73	32,237,830.96	0.00	0.00
Class A-4	109,825,000.00	109,825,000.00	109,825,000.00	109,825,000.00	90,032,977.17	33,207,494.22
Overcollateralization	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77	258,040,698.77

	545,293,497.70	486,542,459.29	440,735,753.50	400,103,529.73	348,073,675.94	291,248,192.99
2013-A Pool Factor	0.359250	0.320544	0.290365	0.263596	0.229318	0.191880
Monthly Residual Losses	(2,207,011.05)	(3,347,636.15)	(3,406,195.16)	(2,836,223.57)	(2,773,351.11)	(2,502,449.00)
2013-A Cumulative Residual Losses	(27,146,770.78)	(30,494,406.93)	(33,900,602.09)	(36,736,825.66)	(39,510,176.77)	(42,012,625.77)
2013-A Residual Losses (as a % of Original Pool Balance)	1.788%	2.009%	2.233%	2.420%	2.603%	2.768%
Monthly Net Credit Losses	83,472.18	81,620.27	163,852.18	84,759.70	52,595.28	(90,103.18)
2013-A Cumulative Net Credit Losses	(3,111,299.05)	(3,029,678.78)	(2,865,826.60)	(2,781,066.90)	(2,728,471.62)	(2,818,574.80)
2013-A Net Credit Losses (as a % of Original Pool Balance)	0.2050%	0.1996%	0.1888%	0.1832%	0.1798%	0.1857%
Delinquencies ($)
31-60	4,044,483.06	4,150,835.27	3,329,338.93	3,085,195.82	2,342,247.94	2,752,175.81
61-90	1,014,224.34	758,972.34	922,909.38	892,532.01	1,197,476.91	731,164.93
91-120+	428,698.46	422,362.80	148,618.46	277,018.59	452,686.85	414,618.74

Total	5,487,405.86	5,332,170.41	4,400,866.77	4,254,746.42	3,992,411.70	3,897,959.48

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Delinquencies (%)
31-60	0.74%	0.85%	0.76%	0.77%	0.67%	0.94%
61-90	0.19%	0.16%	0.21%	0.22%	0.34%	0.25%
91-120+	0.08%	0.09%	0.03%	0.07%	0.13%	0.14%

Total	1.01%	1.10%	1.00%	1.06%	1.15%	1.34%
2013-A 60+	0.26%	0.24%	0.24%	0.29%	0.47%	0.39%
Delinquencies (units)
31-60	233	232	194	180	131	155
61-90	58	45	52	48	71	41
91-120+	23	24	8	16	25	27

Total	314	301	254	244	227	223
Residual Advances
Beginning Balance of Residual Advance	54,549,460.25	47,494,388.87	37,408,778.74	27,747,231.84	33,147,307.19	38,171,374.76
Reimbursement of Outstanding Advance	33,159,020.09	29,451,045.66	24,026,372.90	15,014,570.64	20,743,712.98	24,239,792.07
Additional Advance for Current Period	26,103,948.71	19,365,435.53	14,364,826.00	20,414,645.99	25,767,780.55	21,471,564.27

Ending Residual Advances	47,494,388.87	37,408,778.74	27,747,231.84	33,147,307.19	38,171,374.76	35,403,146.96
Payment Advances
Beginning Balance of Payment Advance	974,626.86	856,287.79	865,537.30	760,994.46	671,010.88	636,639.72
Reimbursement of Outstanding Payment Advance	431,650.79	353,795.09	397,868.88	367,771.18	310,899.20	306,776.30
Additional Payment Advance for Current Period	313,311.72	363,044.60	293,326.04	277,787.60	276,528.04	285,967.21

Ending Balance of Payment Advance	856,287.79	865,537.30	760,994.46	671,010.88	636,639.72	615,830.63
Total Collections	93,731,808.29	76,262,650.68	66,773,254.90	70,215,473.06	79,297,153.83	74,810,556.92
2013-A
Total Advances as a % of Total Collections	28.184%	25.869%	21.952%	29.470%	32.844%	29.084%

2013-B Static Pool Data

	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14
Prepayment Assumption
Class A-1	127,000,000.00	110,236,000.00	93,218,000.00	75,946,000.00	58,420,000.00	40,665,400.00
Class A-2a	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00
Class A-2b	225,000,000.00	225,000,000.00	225,000,000.00	225,000,000.00	225,000,000.00	225,000,000.00
Class A-3	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	963,859,720.12	947,095,720.12	930,077,720.12	912,805,720.12	895,279,720.12	877,525,120.12
2013-B Prepayment Assumption	1.000000	0.982607	0.964951	0.947032	0.928849	0.910428
Actual prepayment
Class A-1	127,000,000.00	112,514,749.12	97,933,841.98	82,249,842.49	65,687,791.39	49,385,444.96
Class A-2a	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00
Class A-2b	225,000,000.00	225,000,000.00	225,000,000.00	225,000,000.00	225,000,000.00	225,000,000.00
Class A-3	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	963,859,720.12	949,374,469.24	934,793,562.10	919,109,562.61	902,547,511.51	886,245,165.08
2013-B Pool Factor	1.000000	0.984972	0.969844	0.953572	0.936389	0.919475
Monthly Residual Losses	(24,719.21)	(117,901.64)	(102,290.21)	(121,867.04)	(142,614.80)	(151,956.89)
2013-B Cumulative Residual Losses	(24,719.21)	(142,620.85)	(244,911.06)	(366,778.10)	(509,392.90)	(661,349.79)
2013-B Residual Losses (as a % of Original Pool Balance)	0.003%	0.015%	0.025%	0.038%	0.053%	0.069%
Monthly Net Credit Losses	(17,822.00)	(37,637.44)	(14,879.02)	(130,568.93)	(236,490.38)	(61,298.14)
2013-B Cumulative Net Credit Losses	(17,822.00)	(55,459.44)	(70,338.46)	(200,907.39)	(437,397.77)	(498,695.91)
2013-B Net Credit Losses (as a % of Original Pool Balance)	0.0018%	0.0058%	0.0073%	0.0208%	0.0454%	0.0517%
Delinquencies ($)
31-60	3,116,585.26	3,430,764.59	5,013,411.31	4,437,465.19	4,443,080.33	3,937,379.33
61-90	33,672.94	675,993.67	734,855.26	1,070,686.06	900,888.31	880,737.95
91-120+	0.00	0.00	265,570.28	279,268.26	238,041.55	338,234.98

Total	3,150,258.20	4,106,758.26	6,013,836.85	5,787,419.51	5,582,010.19	5,156,352.26

	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14
Delinquencies (%)
31-60	0.32%	0.36%	0.54%	0.48%	0.49%	0.44%
61-90	0.00%*	0.07%	0.08%	0.12%	0.10%	0.10%
91-120+	0.00%	0.00%	0.03%	0.03%	0.03%	0.04%

Total	0.33%	0.43%	0.64%	0.63%	0.62%	0.58%
2013-B 60+	0.00%*	0.07%	0.11%	0.15%	0.13%	0.14%
Delinquencies (units)
31-60	155	168	234	216	214	194
61-90	1	36	34	52	43	43
91-120+	0	0	14	12	11	16

Total	156	204	282	280	268	253
Residual Advances
Beginning Balance of Residual Advance	0.00	636,330.74	626,767.51	1,235,695.88	1,632,361.80	2,090,216.83
Reimbursement of Outstanding Advance	0.00	431,814.27	367,311.80	631,355.65	798,815.11	1,254,689.80
Additional Advance for Current Period	636,330.74	422,251.04	976,240.17	1,028,021.57	1,256,670.14	1,861,731.74

Ending Residual Advances	636,330.74	626,767.51	1,235,695.88	1,632,361.80	2,090,216.83	2,697,258.77
Payment Advances
Beginning Balance of Payment Advance	0.00	1,173,995.84	1,508,680.70	1,405,527.44	1,301,643.50	1,514,480.04
Reimbursement of Outstanding Payment Advance	0.00	336,416.67	598,657.63	551,009.46	428,416.79	654,730.29
Additional Payment Advance for Current Period	1,173,995.84	671,101.53	495,504.37	447,125.52	641,253.33	388,923.91

Ending Balance of Payment Advance	1,173,995.84	1,508,680.70	1,405,527.44	1,301,643.50	1,514,480.04	1,248,673.66
Total Collections	21,984,020.74	21,226,286.15	22,841,877.03	23,750,445.95	23,144,925.22	26,377,789.69
2013-B
Total Advances as a % of Total Collections	8.235%	5.151%	6.443%	6.211%	8.200%	8.532%

*	less than 0.005%, greater than 0.000%

	Apr-14	May-14	Jun-14	Jul-14	Aug-14	Sep-14
Prepayment Assumption
Class A-1	22,669,500.00	4,457,700.00	0.00	0.00	0.00	0.00
Class A-2a	140,000,000.00	140,000,000.00	134,638,000.00	127,484,000.00	120,246,000.00	112,924,000.00
Class A-2b	225,000,000.00	225,000,000.00	216,382,500.00	204,885,000.00	193,252,500.00	181,485,000.00
Class A-3	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	859,529,220.12	841,317,420.12	822,880,220.12	804,228,720.12	785,358,220.12	766,268,720.12
2013-B Prepayment Assumption	0.891758	0.872863	0.853734	0.834384	0.814806	0.795000
Actual prepayment
Class A-1	30,850,961.12	11,020,443.69	0.00	0.00	0.00	0.00
Class A-2a	140,000,000.00	140,000,000.00	136,745,505.35	129,380,464.88	121,391,551.79	113,043,108.72
Class A-2b	225,000,000.00	225,000,000.00	219,769,562.18	207,932,889.99	195,093,565.38	181,676,424.73
Class A-3	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	867,710,681.24	847,880,163.81	828,374,787.65	809,173,074.99	788,344,837.29	766,579,253.57
2013-B Pool Factor	0.900246	0.879672	0.859435	0.839513	0.817904	0.795322
Monthly Residual Losses	(110,158.63)	(206,736.37)	(283,050.13)	(280,962.68)	(409,720.14)	(655,771.93)
2013-B Cumulative Residual Losses	(771,508.42)	(978,244.79)	(1,261,294.92)	(1,542,257.60)	(1,951,977.74)	(2,607,749.67)
2013-B Residual Losses (as a % of Original Pool Balance)	0.080%	0.101%	0.131%	0.160%	0.203%	0.271%
Monthly Net Credit Losses	(180,686.87)	(40,578.28)	(28,128.79)	(155,396.74)	(21,014.47)	(183,060.71)
2013-B Cumulative Net Credit Losses	(679,382.78)	(719,961.06)	(748,089.85)	(903,486.59)	(924,501.06)	(1,107,561.77)
2013-B Net Credit Losses (as a % of Original Pool Balance)	0.0705%	0.0747%	0.0776%	0.0937%	0.0959%	0.1149%
Delinquencies ($)
31-60	3,543,874.41	4,553,203.84	4,709,006.47	4,399,974.10	4,957,129.74	4,935,408.36
61-90	784,538.60	627,354.52	1,211,518.95	1,139,719.43	1,235,353.38	883,944.44
91-120+	304,531.97	319,070.22	317,119.95	292,670.34	396,799.86	280,619.66

Total	4,632,944.98	5,499,628.58	6,237,645.37	5,832,363.87	6,589,282.98	6,099,972.46

	Apr-14	May-14	Jun-14	Jul-14	Aug-14	Sep-14
Delinquencies (%)
31-60	0.41%	0.54%	0.57%	0.54%	0.63%	0.64%
61-90	0.09%	0.07%	0.15%	0.14%	0.16%	0.12%
91-120+	0.04%	0.04%	0.04%	0.04%	0.05%	0.04%

Total	0.53%	0.65%	0.75%	0.72%	0.84%	0.80%
2013-B 60+	0.13%	0.11%	0.18%	0.18%	0.21%	0.15%
Delinquencies (units)
31-60	167	231	237	233	263	265
61-90	41	30	62	57	64	46
91-120+	13	16	14	14	19	14

Total	221	277	313	304	346	325
Residual Advances
Beginning Balance of Residual Advance	2,697,258.77	3,108,028.09	2,622,703.82	2,256,417.58	2,453,303.33	3,405,656.03
Reimbursement of Outstanding Advance	1,196,918.72	2,080,230.06	1,748,065.34	1,489,068.55	1,581,574.88	2,351,650.75
Additional Advance for Current Period	1,607,688.04	1,594,905.79	1,381,779.10	1,685,954.30	2,533,927.58	4,299,848.13

Ending Residual Advances	3,108,028.09	2,622,703.82	2,256,417.58	2,453,303.33	3,405,656.03	5,353,853.41
Payment Advances
Beginning Balance of Payment Advance	1,248,673.66	1,260,752.03	1,340,715.49	1,371,021.94	1,261,360.08	1,454,732.89
Reimbursement of Outstanding Payment Advance	464,925.01	420,533.89	458,811.28	525,659.08	391,609.30	568,116.96
Additional Payment Advance for Current Period	477,003.38	500,497.35	489,117.73	415,997.22	584,982.11	402,725.29

Ending Balance of Payment Advance	1,260,752.03	1,340,715.49	1,371,021.94	1,261,360.08	1,454,732.89	1,289,341.22
Total Collections	27,385,930.39	27,966,842.04	27,050,230.74	28,521,522.10	29,260,807.38	31,937,640.64
2013-B
Total Advances as a % of Total Collections	7.612%	7.492%	6.916%	7.370%	10.659%	14.724%

	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	105,532,000.00	97,314,000.00	88,690,000.00	79,884,000.00	66,416,000.00	52,248,000.00
Class A-2b	169,605,000.00	156,397,500.00	142,537,500.00	128,385,000.00	106,740,000.00	83,970,000.00
Class A-3	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	746,996,720.12	725,571,220.12	703,087,220.12	680,128,720.12	645,015,720.12	608,077,720.12
2013-B Prepayment Assumption	0.775006	0.752777	0.729450	0.705630	0.669201	0.630878
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	103,938,134.46	94,580,729.13	85,803,613.91	73,797,600.62	60,096,894.34	44,614,656.71
Class A-2b	167,043,430.37	152,004,743.24	137,898,665.21	118,603,286.70	96,584,294.48	71,702,126.85
Class A-3	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00	193,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	742,841,284.95	718,445,192.49	695,561,999.24	664,260,607.44	628,540,908.94	588,176,503.68
2013-B Pool Factor	0.770694	0.745384	0.721642	0.689167	0.652108	0.610230
Monthly Residual Losses	(881,739.44)	(756,077.36)	(780,483.70)	(1,408,347.78)	(1,676,187.57)	(1,362,362.95)
2013-B Cumulative Residual Losses	(3,489,489.11)	(4,245,566.47)	(5,026,050.17)	(6,434,397.95)	(8,110,585.52)	(9,472,948.47)
2013-B Residual Losses (as a % of Original Pool Balance)	0.362%	0.440%	0.521%	0.668%	0.841%	0.983%
Monthly Net Credit Losses	123,805.67	(91,435.16)	(64,969.48)	(253,984.17)	58,127.50	(182,546.55)
2013-B Cumulative Net Credit Losses	(983,756.10)	(1,075,191.26)	(1,140,160.74)	(1,394,144.91)	(1,336,017.41)	(1,518,563.96)
2013-B Net Credit Losses (as a % of Original Pool Balance)	0.1021%	0.1116%	0.1183%	0.1446%	0.1386%	0.1576%
Delinquencies ($)
31-60	4,679,705.72	5,653,531.70	5,623,933.88	4,844,144.16	4,604,420.32	4,166,978.37
61-90	965,511.26	982,567.74	1,167,740.20	1,308,152.94	927,905.93	699,950.81
91-120+	302,825.37	429,999.96	513,531.68	575,813.43	508,839.42	302,600.34

Total	5,948,042.35	7,066,099.40	7,305,205.76	6,728,110.53	6,041,165.67	5,169,529.52

	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Delinquencies (%)
31-60	0.63%	0.79%	0.81%	0.73%	0.73%	0.71%
61-90	0.13%	0.14%	0.17%	0.20%	0.15%	0.12%
91-120+	0.04%	0.06%	0.07%	0.09%	0.08%	0.05%

Total	0.80%	0.98%	1.05%	1.01%	0.96%	0.88%
2013-B 60+	0.17%	0.20%	0.24%	0.28%	0.23%	0.17%
Delinquencies (units)
31-60	258	314	308	275	257	235
61-90	46	54	66	72	56	38
91-120+	16	23	27	32	27	18

Total	320	391	401	379	340	291
Residual Advances
Beginning Balance of Residual Advance	5,353,853.41	7,481,613.03	9,290,218.59	16,924,306.35	21,829,117.14	26,639,881.99
Reimbursement of Outstanding Advance	3,702,267.23	4,344,867.82	5,132,462.44	9,739,076.92	12,594,188.36	16,590,735.30
Additional Advance for Current Period	5,830,026.85	6,153,473.38	12,766,550.20	14,643,887.71	17,404,953.21	23,692,747.27

Ending Residual Advances	7,481,613.03	9,290,218.59	16,924,306.35	21,829,117.14	26,639,881.99	33,741,893.96
Payment Advances
Beginning Balance of Payment Advance	1,289,341.22	1,223,072.43	1,616,399.58	1,320,956.60	1,311,162.30	1,557,162.12
Reimbursement of Outstanding Payment Advance	456,670.53	344,429.50	701,239.60	487,821.36	465,585.18	800,809.20
Additional Payment Advance for Current Period	390,401.74	737,756.65	405,796.62	478,027.06	711,585.00	352,703.73

Ending Balance of Payment Advance	1,223,072.43	1,616,399.58	1,320,956.60	1,311,162.30	1,557,162.12	1,109,056.65
Total Collections	34,188,420.65	32,257,745.53	43,116,048.88	51,266,776.65	59,011,245.74	77,245,084.22
2013-B
Total Advances as a % of Total Collections	18.195%	21.363%	30.551%	29.497%	30.700%	31.129%

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	37,254,000.00	22,092,000.00	1,834,000.00	0.00	0.00	0.00
Class A-2b	59,872,500.00	35,505,000.00	2,947,500.00	0.00	0.00	0.00
Class A-3	193,000,000.00	193,000,000.00	193,000,000.00	165,188,700.00	126,125,500.00	81,909,200.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	568,986,220.12	529,456,720.12	476,641,220.12	444,048,420.12	404,985,220.12	360,768,920.12
2013-B Prepayment Assumption	0.590321	0.549309	0.494513	0.460698	0.420170	0.374296
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	23,842,756.55	7,746,430.77	0.00	0.00	0.00	0.00
Class A-2b	38,318,715.88	12,449,620.87	0.00	0.00	0.00	0.00
Class A-3	193,000,000.00	193,000,000.00	178,465,153.53	145,566,255.70	107,804,298.68	64,063,822.19
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12	163,859,720.12

	534,021,192.55	492,055,771.76	457,324,873.65	424,425,975.82	386,664,018.80	342,923,542.31
2013-B Pool Factor	0.554045	0.510506	0.474472	0.440340	0.401162	0.355782
Monthly Residual Losses	(1,468,089.38)	(2,120,404.25)	(2,082,536.92)	(1,926,679.79)	(1,591,894.71)	(1,893,252.75)
2013-B Cumulative Residual Losses	(10,941,037.85)	(13,061,442.10)	(15,143,979.02)	(17,070,658.81)	(18,662,553.52)	(20,555,806.27)
2013-B Residual Losses (as a % of Original Pool Balance)	1.135%	1.355%	1.571%	1.771%	1.936%	2.133%
Monthly Net Credit Losses	91,431.78	(113,555.84)	186,076.82	6,811.20	142,974.94	(191,465.03)
2013-B Cumulative Net Credit Losses	(1,427,132.18)	(1,540,688.02)	(1,354,611.20)	(1,347,800.00)	(1,204,825.06)	(1,396,290.09)
2013-B Net Credit Losses (as a % of Original Pool Balance)	0.1481%	0.1598%	0.1405%	0.1398%	0.1250%	0.1449%
Delinquencies ($)
31-60	2,953,682.82	3,787,636.06	3,727,727.97	2,825,953.98	3,260,130.34	3,649,005.14
61-90	865,133.90	545,548.75	808,028.98	1,033,297.97	966,867.26	773,973.76
91-120+	328,418.36	212,665.30	258,048.22	276,593.99	416,205.40	331,496.89

Total	4,147,235.08	4,545,850.11	4,793,805.17	4,135,845.94	4,643,203.00	4,754,475.79

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Delinquencies (%)
31-60	0.55%	0.77%	0.82%	0.67%	0.84%	1.06%
61-90	0.16%	0.11%	0.18%	0.24%	0.25%	0.23%
91-120+	0.06%	0.04%	0.06%	0.07%	0.11%	0.10%

Total	0.78%	0.92%	1.05%	0.97%	1.20%	1.39%
2013-B 60+	0.22%	0.15%	0.23%	0.31%	0.36%	0.32%
Delinquencies (units)
31-60	171	219	217	163	192	209
61-90	47	32	49	59	54	45
91-120+	19	12	16	18	25	19

Total	237	263	282	240	271	273
Residual Advances
Beginning Balance of Residual Advance	33,741,893.96	30,855,619.22	25,077,155.82	20,104,215.05	23,328,519.66	29,847,440.81
Reimbursement of Outstanding Advance	20,155,535.16	19,252,521.54	15,756,879.89	11,236,966.79	14,386,683.33	18,063,011.03
Additional Advance for Current Period	17,269,260.42	13,474,058.14	10,783,939.12	14,461,271.40	20,905,604.48	19,397,968.19

Ending Residual Advances	30,855,619.22	25,077,155.82	20,104,215.05	23,328,519.66	29,847,440.81	31,182,397.97
Payment Advances
Beginning Balance of Payment Advance	1,109,056.65	933,049.16	1,052,529.17	901,790.80	787,390.83	815,108.80
Reimbursement of Outstanding Payment Advance	507,482.55	329,083.78	456,818.45	397,842.57	323,639.42	374,183.57
Additional Payment Advance for Current Period	331,475.06	448,563.79	306,080.08	283,442.60	351,357.39	388,174.74

Ending Balance of Payment Advance	933,049.16	1,052,529.17	901,790.80	787,390.83	815,108.80	829,099.97
Total Collections	66,581,285.56	57,474,475.76	52,197,201.94	52,436,789.93	61,247,195.01	61,664,876.78
2013-B
Total Advances as a % of Total Collections	26.435%	24.224%	21.246%	28.119%	34.707%	32.087%

2014-A Static Pool Data

	Jun-14	Jul-14	Aug-14	Sep-14	Oct-14	Nov-14
Prepayment Assumption
Class A-1	128,000,000.00	109,913,600.00	91,545,600.00	72,934,400.00	54,067,200.00	34,944,000.00
Class A-2a	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00
Class A-2b	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00
Class A-3	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76

	1,011,912,858.76	993,826,458.76	975,458,458.76	956,847,258.76	937,980,058.76	918,856,858.76
2014-A Prepayment Assumption	1.000000	0.982127	0.963975	0.945583	0.926938	0.908040
Actual prepayment
Class A-1	128,000,000.00	110,954,518.78	92,009,116.80	73,769,007.08	55,649,593.34	37,279,543.47
Class A-2a	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00
Class A-2b	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00	182,500,000.00
Class A-3	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76

	1,011,912,858.76	994,867,377.54	975,921,975.56	957,681,865.84	939,562,452.10	921,192,402.23
2014-A Pool Factor	1.000000	0.983155	0.964433	0.946407	0.928501	0.910348
Monthly Residual Losses	(48,502.43)	(86,969.42)	(229,937.26)	(127,167.66)	(141,300.35)	(199,351.32)
2014-A Cumulative Residual Losses	(48,502.43)	(135,471.85)	(365,409.11)	(492,576.77)	(633,877.12)	(833,228.44)
2014-A Residual Losses (as a % of Original Pool Balance)	0.005%	0.013%	0.036%	0.049%	0.063%	0.082%
Monthly Net Credit Losses	(1,943.47)	(109,681.40)	(148,228.39)	(288,821.85)	(305,705.09)	(363,273.52)
2014-A Cumulative Net Credit Losses	(1,943.47)	(111,624.87)	(259,853.26)	(548,675.11)	(854,380.20)	(1,217,653.72)
2014-A Net Credit Losses (as a % of Original Pool Balance)	0.0002%	0.0110%	0.0257%	0.0542%	0.0844%	0.1203%
Delinquencies ($)
31-60	2,811,295.20	3,593,356.14	4,710,319.80	4,777,538.35	4,628,265.74	5,670,824.84
61-90	21,510.41	510,995.70	1,074,957.03	679,421.28	989,054.01	1,214,504.43
91-120+	0.00	0.00	169,663.86	461,718.58	365,649.75	277,355.00

Total	2,832,805.61	4,104,351.84	5,954,940.69	5,918,678.21	5,982,969.50	7,162,684.27

	Jun-14	Jul-14	Aug-14	Sep-14	Oct-14	Nov-14
Delinquencies (%)
31-60	0.28%	0.36%	0.48%	0.50%	0.49%	0.62%
61-90	0.00%*	0.05%	0.11%	0.07%	0.11%	0.13%
91-120+	0.00%	0.00%	0.02%	0.05%	0.04%	0.03%

Total	0.28%	0.41%	0.61%	0.62%	0.64%	0.78%
2014-A 60+	0.00%*	0.05%	0.13%	0.12%	0.14%	0.16%
Delinquencies (units)
31-60	121	158	203	213	205	263
61-90	1	19	49	31	43	52
91-120+	0	0	6	19	16	12

Total	122	177	258	263	264	327
Residual Advances
Beginning Balance of Residual Advance	0.00	465,023.32	726,199.44	786,366.80	1,002,776.90	1,367,345.69
Reimbursement of Outstanding Advance	0.00	345,519.94	457,735.00	470,289.98	527,485.11	802,453.89
Additional Advance for Current Period	465,023.32	606,696.06	517,902.36	686,700.08	892,053.90	1,030,560.43

Ending Residual Advances	465,023.32	726,199.44	786,366.80	1,002,776.90	1,367,345.69	1,595,452.23
Payment Advances
Beginning Balance of Payment Advance	0.00	1,214,940.94	1,135,879.66	1,364,339.30	1,335,035.78	1,230,760.77
Reimbursement of Outstanding Payment Advance	0.00	462,928.23	338,834.36	497,439.65	499,415.57	346,593.24
Additional Payment Advance for Current Period	1,214,940.94	383,866.95	567,294.00	468,136.13	395,140.56	740,771.11

Ending Balance of Payment Advance	1,214,940.94	1,135,879.66	1,364,339.30	1,335,035.78	1,230,760.77	1,624,938.64
Total Collections	24,591,618.06	26,522,553.80	25,287,089.95	25,195,965.11	25,593,229.25	23,881,619.58
2014-A
Total Advances as a % of Total Collections	6.831%	3.735%	4.292%	4.583%	5.029%	7.417%

*	less than 0.005%, greater than 0.000%

	Dec-14	Jan-15	Feb-15	Mar-15
Prepayment Assumption
Class A-1	15,590,400.00	—	—	—
Class A-2a	182,500,000.00	180,510,750.00	170,601,000.00	160,581,750.00
Class A-2b	182,500,000.00	180,510,750.00	170,601,000.00	160,581,750.00
Class A-3	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76

	899,503,258.76	879,934,358.76	860,114,858.76	840,076,358.76
2014-A Prepayment Assumption	0.888914	0.869575	0.849989	0.830186
Actual prepayment
Class A-1	19,445,002.79	47,013.66	—	—
Class A-2a	182,500,000.00	182,500,000.00	172,395,427.52	161,761,130.87
Class A-2b	182,500,000.00	182,500,000.00	172,395,427.52	161,761,130.87
Class A-3	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76

	903,357,861.55	883,959,872.42	863,703,713.80	842,435,120.49
2014-A Pool Factor	0.892723	0.873553	0.853536	0.832517
Monthly Residual Losses	(175,833.18)	(318,607.63)	(365,811.21)	(321,620.00)
2014-A Cumulative Residual Losses	(1,009,061.62)	(1,327,669.25)	(1,693,480.46)	(2,015,100.46)
2014-A Residual Losses (as a % of Original Pool Balance)	0.100%	0.131%	0.167%	0.199%
Monthly Net Credit Losses	(93,632.57)	(15,750.67)	(227,268.98)	(227,569.75)
2014-A Cumulative Net Credit Losses	(1,311,286.29)	(1,327,036.96)	(1,554,305.94)	(1,781,875.69)
2014-A Net Credit Losses (as a % of Original Pool Balance)	0.1296%	0.1311%	0.1536%	0.1761%
Delinquencies ($)
31-60	5,974,366.13	5,723,584.32	5,434,168.93	5,057,795.99
61-90	1,173,027.18	1,536,891.66	1,103,876.85	1,115,810.66
91-120+	393,717.54	588,077.11	530,416.85	208,192.52

Total	7,541,110.85	7,848,553.09	7,068,462.63	6,381,799.17

	Dec-14	Jan-15	Feb-15	Mar-15
Delinquencies (%)
31-60	0.66%	0.65%	0.63%	0.60%
61-90	0.13%	0.17%	0.13%	0.13%
91-120+	0.04%	0.07%	0.06%	0.02%

Total	0.83%	0.89%	0.82%	0.76%
2014-A 60+	0.17%	0.24%	0.19%	0.16%
Delinquencies (units)
31-60	267	264	256	231
61-90	58	73	51	54
91-120+	18	30	25	10

Total	343	367	332	295
Residual Advances
Beginning Balance of Residual Advance	1,595,452.23	2,460,538.67	3,140,566.64	4,311,342.94
Reimbursement of Outstanding Advance	830,788.50	1,386,006.52	1,726,336.17	2,234,498.34
Additional Advance for Current Period	1,695,874.94	2,066,034.49	2,897,112.47	6,022,714.12

Ending Residual Advances	2,460,538.67	3,140,566.64	4,311,342.94	8,099,558.72
Payment Advances
Beginning Balance of Payment Advance	1,624,938.64	1,401,746.78	1,446,991.73	1,680,065.49
Reimbursement of Outstanding Payment Advance	658,428.80	459,816.17	474,924.64	749,935.55
Additional Payment Advance for Current Period	435,236.94	505,061.12	707,998.40	367,449.37

Ending Balance of Payment Advance	1,401,746.78	1,446,991.73	1,680,065.49	1,297,579.31
Total Collections	27,563,316.55	28,088,770.71	29,227,100.87	38,315,247.22
2014-A
Total Advances as a % of Total Collections	7.732%	9.153%	12.335%	16.678%

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	150,471,250.00	140,233,000.00	129,921,750.00	118,387,750.00	106,598,250.00	94,334,250.00
Class A-2b	150,471,250.00	140,233,000.00	129,921,750.00	118,387,750.00	106,598,250.00	94,334,250.00
Class A-3	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76

	819,855,358.76	799,378,858.76	778,756,358.76	755,688,358.76	732,109,358.76	707,581,358.76
2014-A Prepayment Assumption	0.810204	0.789968	0.769588	0.746792	0.723491	0.699251
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	147,350,254.69	133,446,050.23	121,177,555.68	108,309,200.86	92,600,962.43	75,714,019.55
Class A-2b	147,350,254.69	133,446,050.23	121,177,555.68	108,309,200.86	92,600,962.43	75,714,019.55
Class A-3	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00	242,000,000.00
Class A-4	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00	115,000,000.00
Overcollateralization	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76	161,912,858.76

	813,613,368.13	785,804,959.21	761,267,970.11	735,531,260.48	704,114,783.62	670,340,897.87
2014-A Pool Factor	0.804035	0.776554	0.752306	0.726872	0.695826	0.662449
Monthly Residual Losses	(459,960.44)	(762,040.90)	(682,212.90)	(753,903.86)	(909,536.91)	(926,864.28)
2014-A Cumulative Residual Losses	(2,475,060.90)	(3,237,101.80)	(3,919,314.70)	(4,673,218.56)	(5,582,755.47)	(6,509,619.75)
2014-A Residual Losses (as a % of Original Pool Balance)	0.245%	0.320%	0.387%	0.462%	0.552%	0.643%
Monthly Net Credit Losses	(100,528.87)	(195,592.79)	117,709.98	(139,361.06)	(2,033.41)	(296,458.30)
2014-A Cumulative Net Credit Losses	(1,882,404.56)	(2,077,997.35)	(1,960,287.37)	(2,099,648.43)	(2,101,681.84)	(2,398,140.14)
2014-A Net Credit Losses (as a % of Original Pool Balance)	0.1860%	0.2054%	0.1937%	0.2075%	0.2077%	0.2370%
Delinquencies ($)
31-60	4,355,507.12	4,913,596.62	4,884,775.12	4,309,754.13	4,281,789.25	5,377,255.02
61-90	1,201,657.65	863,134.56	1,063,738.15	1,000,182.73	1,354,590.21	1,040,572.16
91-120+	347,235.27	390,289.76	455,248.52	450,029.41	550,941.64	396,375.33

Total	5,904,400.04	6,167,020.94	6,403,761.79	5,759,966.27	6,187,321.10	6,814,202.51

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Delinquencies (%)
31-60	0.54%	0.63%	0.64%	0.59%	0.61%	0.80%
61-90	0.15%	0.11%	0.14%	0.14%	0.19%	0.16%
91-120+	0.04%	0.05%	0.06%	0.06%	0.08%	0.06%

Total	0.73%	0.78%	0.84%	0.78%	0.88%	1.02%
2014-A 60+	0.19%	0.16%	0.20%	0.20%	0.27%	0.21%
Delinquencies (units)
31-60	203	243	241	221	220	277
61-90	54	41	53	53	69	52
91-120+	17	19	21	23	28	20

Total	274	303	315	297	317	349
Residual Advances
Beginning Balance of Residual Advance	8,099,558.72	9,205,885.59	7,261,638.83	7,653,184.38	11,114,728.44	15,169,648.94
Reimbursement of Outstanding Advance	4,625,322.78	6,012,751.99	4,228,675.41	4,409,316.69	7,114,007.02	9,147,332.67
Additional Advance for Current Period	5,731,649.65	4,068,505.23	4,620,220.96	7,870,860.75	11,168,927.52	13,943,186.11

Ending Residual Advances	9,205,885.59	7,261,638.83	7,653,184.38	11,114,728.44	15,169,648.94	19,965,502.38
Payment Advances
Beginning Balance of Payment Advance	1,297,579.31	1,176,040.20	1,337,651.06	1,250,317.59	1,110,640.45	1,192,919.81
Reimbursement of Outstanding Payment Advance	490,141.68	368,770.97	500,513.87	498,592.71	377,065.94	453,680.98
Additional Payment Advance for Current Period	368,602.57	530,381.83	413,180.40	358,915.57	459,345.30	498,839.24

Ending Balance of Payment Advance	1,176,040.20	1,337,651.06	1,250,317.59	1,110,640.45	1,192,919.81	1,238,078.07
Total Collections	38,537,886.10	36,007,414.64	36,597,445.36	42,415,772.80	46,571,918.69	53,242,180.82
2014-A
Total Advances as a % of Total Collections	15.829%	12.772%	13.753%	19.403%	24.968%	27.125%

2014-B Static Pool Data

	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Prepayment Assumption
Class A-1	124,000,000.00	107,098,800.00	89,887,600.00	72,366,400.00	54,547,600.00	36,431,200.00
Class A-2a	137,000,000.00	137,000,000.00	137,000,000.00	137,000,000.00	137,000,000.00	137,000,000.00
Class A-2b	260,000,000.00	260,000,000.00	260,000,000.00	260,000,000.00	260,000,000.00	260,000,000.00
Class A-3	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00
Class A-4	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00
Overcollateralization	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08

	1,126,257,618.08	1,109,356,418.08	1,092,145,218.08	1,074,624,018.08	1,056,805,218.08	1,038,688,818.08
2014-B Prepayment Assumption	1.000000	0.984993	0.969712	0.954155	0.938333	0.922248
Actual prepayment
Class A-1	124,000,000.00	109,096,623.51	94,152,876.86	78,901,232.58	62,376,269.02	45,654,020.45
Class A-2a	137,000,000.00	137,000,000.00	137,000,000.00	137,000,000.00	137,000,000.00	137,000,000.00
Class A-2b	260,000,000.00	260,000,000.00	260,000,000.00	260,000,000.00	260,000,000.00	260,000,000.00
Class A-3	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00
Class A-4	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00
Overcollateralization	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08

	1,126,257,618.08	1,111,354,241.59	1,096,410,494.94	1,081,158,850.66	1,064,633,887.10	1,047,911,638.53
2014-B Pool Factor	1.000000	0.986767	0.973499	0.959957	0.945285	0.930437
Monthly Residual Losses	(21,325.11)	(15,358.96)	(67,674.75)	(45,166.61)	(78,046.74)	(18,887.99)
2014-B Cumulative Residual Losses	(21,325.11)	(36,684.07)	(104,358.82)	(149,525.43)	(227,572.17)	(246,460.16)
2014-B Residual Losses (as a % of Original Pool Balance)	0.002%	0.003%	0.009%	0.013%	0.020%	0.022%
Monthly Net Credit Losses	(98,635.29)	(218,322.52)	40,091.41	(554,311.44)	(305,945.62)	(425,448.17)
2014-B Cumulative Net Credit Losses	(98,635.29)	(316,957.81)	(276,866.40)	(831,177.84)	(1,137,123.46)	(1,562,571.63)
2014-B Net Credit Losses (as a % of Original Pool Balance)	0.0088%	0.0281%	0.0246%	0.0738%	0.1010%	0.1387%
Delinquencies ($)
31-60	3,059,285.80	4,686,854.46	4,698,030.92	4,768,776.40	4,806,190.84	4,534,159.95
61-90	21,728.42	788,453.57	1,142,035.63	1,444,436.56	996,249.11	788,073.80
91-120+	0.00	0.00	406,412.06	735,773.99	693,095.05	349,930.68

Total	3,081,014.22	5,475,308.03	6,246,478.61	6,948,986.95	6,495,535.00	5,672,164.43

	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15
Delinquencies (%)
31-60	0.27%	0.42%	0.43%	0.44%	0.45%	0.43%
61-90	0.00%*	0.07%	0.10%	0.13%	0.09%	0.08%
91-120+	0.00%	0.00%	0.04%	0.07%	0.07%	0.03%

Total	0.27%	0.49%	0.57%	0.64%	0.61%	0.54%
2014-B 60+	0.00%*	0.07%	0.14%	0.20%	0.16%	0.11%
Delinquencies (units)
31-60	132	201	202	204	206	199
61-90	1	35	51	65	45	38
91-120+	0	0	19	34	31	16

Total	133	236	272	303	282	253
Residual Advances
Beginning Balance of Residual Advance	0.00	135,681.00	221,568.56	448,829.03	602,242.47	841,751.94
Reimbursement of Outstanding Advance	0.00	80,100.07	118,135.00	211,540.17	252,590.60	473,564.78
Additional Advance for Current Period	135,681.00	165,987.63	345,395.47	364,953.61	492,100.07	1,095,680.62

Ending Residual Advances	135,681.00	221,568.56	448,829.03	602,242.47	841,751.94	1,463,867.78
Payment Advances
Beginning Balance of Payment Advance	0.00	888,870.82	1,341,854.58	1,182,770.73	1,234,836.51	1,528,618.34
Reimbursement of Outstanding Payment Advance	0.00	225,675.04	548,819.72	407,300.49	403,272.62	726,266.43
Additional Payment Advance for Current Period	888,870.82	678,658.80	389,735.87	459,366.27	697,054.45	373,529.01

Ending Balance of Payment Advance	888,870.82	1,341,854.58	1,182,770.73	1,234,836.51	1,528,618.34	1,175,880.92
Total Collections	23,143,707.45	20,934,281.94	23,523,899.44	23,208,691.49	23,703,964.54	26,178,659.25
2014-B
Total Advances as a % of Total Collections	4.427%	4.035%	3.125%	3.552%	5.017%	5.612%

*	less than 0.005%, greater than 0.000%

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Prepayment Assumption
Class A-1	18,029,600.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	137,000,000.00	136,780,800.00	130,232,200.00	123,601,400.00	116,888,400.00	110,079,500.00
Class A-2b	260,000,000.00	259,584,000.00	247,156,000.00	234,572,000.00	221,832,000.00	208,910,000.00
Class A-3	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00
Class A-4	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00
Overcollateralization	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08

	1,020,287,218.08	1,001,622,418.08	982,645,818.08	963,431,018.08	943,978,018.08	924,247,118.08
2014-B Prepayment Assumption	0.905909	0.889337	0.872488	0.855427	0.838155	0.820636
Actual prepayment
Class A-1	26,815,694.73	7,558,823.94	0.00	0.00	0.00	0.00
Class A-2a	137,000,000.00	137,000,000.00	133,243,253.29	126,254,553.50	118,536,975.54	110,704,848.21
Class A-2b	260,000,000.00	260,000,000.00	252,870,407.69	239,607,181.83	224,960,683.52	210,096,792.21
Class A-3	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00	296,000,000.00
Class A-4	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00	129,050,000.00
Overcollateralization	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08	180,207,618.08

	1,029,073,312.81	1,009,816,442.02	991,371,279.06	971,119,353.41	948,755,277.14	926,059,258.50
2014-B Pool Factor	0.913710	0.896612	0.880235	0.862253	0.842396	0.822245
Monthly Residual Losses	(55,141.66)	(140,263.95)	(130,048.71)	(150,828.43)	(137,684.37)	(281,032.38)
2014-B Cumulative Residual Losses	(301,601.82)	(441,865.77)	(571,914.48)	(722,742.91)	(860,427.28)	(1,141,459.66)
2014-B Residual Losses (as a % of Original Pool Balance)	0.027%	0.039%	0.051%	0.064%	0.076%	0.101%
Monthly Net Credit Losses	(8,558.37)	(180,622.53)	(32,083.78)	(437,670.62)	172,730.05	(417,884.67)
2014-B Cumulative Net Credit Losses	(1,571,130.00)	(1,751,752.53)	(1,783,836.31)	(2,221,506.93)	(2,048,776.88)	(2,466,661.55)
2014-B Net Credit Losses (as a % of Original Pool Balance)	0.1395%	0.1555%	0.1584%	0.1972%	0.1819%	0.2190%
Delinquencies ($)
31-60	4,567,666.21	5,856,777.13	5,404,895.06	5,504,373.44	5,227,382.95	6,122,597.41
61-90	666,458.48	980,319.77	1,250,908.20	954,182.13	2,090,905.09	1,564,156.99
91-120+	392,630.98	439,437.98	417,601.12	811,504.02	594,350.95	833,121.03

Total	5,626,755.67	7,276,534.88	7,073,404.38	7,270,059.59	7,912,638.99	8,519,875.43

	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15
Delinquencies (%)
31-60	0.44%	0.58%	0.55%	0.57%	0.55%	0.66%
61-90	0.06%	0.10%	0.13%	0.10%	0.22%	0.17%
91-120+	0.04%	0.04%	0.04%	0.08%	0.06%	0.09%

Total	0.55%	0.72%	0.71%	0.75%	0.83%	0.92%
2014-B 60+	0.10%	0.14%	0.17%	0.18%	0.28%	0.26%
Delinquencies (units)
31-60	200	265	250	262	254	302
61-90	31	43	59	42	97	71
91-120+	17	20	17	38	28	40

Total	248	328	326	342	379	413
Residual Advances
Beginning Balance of Residual Advance	1,463,867.78	1,940,107.63	2,017,645.71	1,952,943.86	3,311,701.57	4,184,735.35
Reimbursement of Outstanding Advance	799,234.30	1,053,659.74	1,307,061.38	1,063,555.68	2,294,022.55	2,608,976.53
Additional Advance for Current Period	1,275,474.15	1,131,197.82	1,242,359.53	2,422,313.39	3,167,056.33	3,397,843.61

Ending Residual Advances	1,940,107.63	2,017,645.71	1,952,943.86	3,311,701.57	4,184,735.35	4,973,602.43
Payment Advances
Beginning Balance of Payment Advance	1,175,880.92	1,093,413.95	1,278,398.12	1,219,445.27	1,155,784.50	1,251,204.15
Reimbursement of Outstanding Payment Advance	451,569.41	339,807.05	480,288.00	440,057.22	368,469.27	426,772.01
Additional Payment Advance for Current Period	369,102.44	524,791.22	421,335.15	376,396.45	463,888.92	520,199.35

Ending Balance of Payment Advance	1,093,413.95	1,278,398.12	1,219,445.27	1,155,784.50	1,251,204.15	1,344,631.49
Total Collections	27,056,358.16	25,959,957.85	28,960,677.58	30,565,451.80	31,685,138.99	32,724,345.35
2014-B
Total Advances as a % of Total Collections	6.078%	6.379%	5.745%	9.156%	11.459%	11.973%

2015-A Static Pool Data

	Jun-15	Jul-15	Aug-15	Sep-15
Prepayment Assumption
Class A-1	91,000,000.00	75,393,500.00	59,550,400.00	43,479,800.00
Class A-2a	135,000,000.00	135,000,000.00	135,000,000.00	135,000,000.00
Class A-2b	197,000,000.00	197,000,000.00	197,000,000.00	197,000,000.00
Class A-3	252,000,000.00	252,000,000.00	252,000,000.00	252,000,000.00
Class A-4	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	142,857,285.72	142,857,285.72	142,857,285.72	142,857,285.72

	892,857,285.72	877,250,785.72	861,407,685.72	845,337,085.72
2015-A Prepayment Assumption	1.000000	0.982521	0.964776	0.946777
Actual prepayment
Class A-1	91,000,000.00	75,547,740.87	59,549,563.71	43,851,540.65
Class A-2a	135,000,000.00	135,000,000.00	135,000,000.00	135,000,000.00
Class A-2b	197,000,000.00	197,000,000.00	197,000,000.00	197,000,000.00
Class A-3	252,000,000.00	252,000,000.00	252,000,000.00	252,000,000.00
Class A-4	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	142,857,285.72	142,857,285.72	142,857,285.72	142,857,285.72

	892,857,285.72	877,405,026.59	861,406,849.43	845,708,826.37
2015-A Pool Factor	1.000000	0.982693	0.964776	0.947194
Monthly Residual Losses	(44,332.30)	(71,674.14)	(59,132.66)	(44,594.96)
2015-A Cumulative Residual Losses	(44,332.30)	(116,006.44)	(175,139.10)	(219,734.06)
2015-A Residual Losses (as a % of Original Pool Balance)	0.005%	0.013%	0.020%	0.025%
Monthly Net Credit Losses	10,926.62	51,575.79	(14,337.52)	(365,015.85)
2015-A Cumulative Net Credit Losses	10,926.62	62,502.41	48,164.89	(316,850.96)
2015-A Net Credit Losses (as a % of Original Pool Balance)	(0.0012%)	(0.0070%)	(0.0054%)	0.0355%
Delinquencies ($)
31-60	2,418,608.42	3,137,356.01	3,525,849.11	4,727,774.82
61-90	0.00	412,918.39	796,880.08	903,681.95
91-120+	0.00	0.00	155,144.23	285,356.28

Total	2,418,608.42	3,550,274.40	4,477,873.42	5,916,813.05

	Jun-15	Jul-15	Aug-15	Sep-15
Delinquencies (%)
31-60	0.27%	0.36%	0.41%	0.56%
61-90	0.00%	0.05%	0.09%	0.11%
91-120+	0.00%	0.00%	0.02%	0.03%

Total	0.27%	0.40%	0.52%	0.70%
2015-A 60+	0.00%	0.05%	0.11%	0.14%
Delinquencies (units)
31-60	117	157	180	238
61-90	0	21	39	48
91-120+	0	0	8	14

Total	117	178	227	300
Residual Advances
Beginning Balance of Residual Advance	0.00	589,383.33	1,082,160.99	1,548,438.55
Reimbursement of Outstanding Advance	0.00	331,456.07	612,065.27	907,156.95
Additional Advance for Current Period	589,383.33	824,233.73	1,078,342.83	1,295,272.43

Ending Residual Advances	589,383.33	1,082,160.99	1,548,438.55	1,936,554.03
Payment Advances
Beginning Balance of Payment Advance	0.00	949,038.02	934,305.89	1,074,292.81
Reimbursement of Outstanding Payment Advance	0.00	367,376.51	305,172.06	351,400.08
Additional Payment Advance for Current Period	949,038.02	352,644.38	445,158.98	487,022.01

Ending Balance of Payment Advance	949,038.02	934,305.89	1,074,292.81	1,209,914.74
Total Collections	22,751,570.16	23,031,406.64	22,030,166.67	23,594,794.76
2015-A
Total Advances as a % of Total Collections	6.762%	5.110%	6.916%	7.554%

APPENDIX C

ASSUMED CASH FLOWS

Modeling Assumption: The cash flow schedules appearing in the immediately following table were generated assuming (i) that the lessees make their remaining lease payments starting in November 2015 and every month thereafter until all scheduled lease payments are made and (ii) that the residual value of the Leased Vehicles is due the month following the last related lease payment.

	Lease Payments	Base Residual Value	Contract Residual Value
November 15	$20,803,865.23	$—	$—
December 15	20,803,865.23	0.00	0.00
January 16	20,803,865.23	0.00	0.00
February 16	20,803,865.23	0.00	0.00
March 16	20,803,865.23	0.00	0.00
April 16	20,803,865.23	0.00	0.00
May 16	20,803,865.23	0.00	0.00
June 16	20,803,865.23	0.00	0.00
July 16	20,803,865.23	0.00	0.00
August 16	20,803,865.23	0.00	0.00
September 16	20,803,865.23	0.00	0.00
October 16	20,803,865.23	0.00	0.00
November 16	20,595,910.50	8,064,244.44	9,476,605.80
December 16	20,342,001.80	10,447,088.95	12,211,457.26
January 17	19,882,509.11	18,631,650.82	21,660,796.98
February 17	19,413,327.02	19,780,984.03	22,782,083.68
March 17	18,922,423.84	20,866,315.86	23,603,495.09
April 17	18,125,384.16	33,203,613.47	38,694,830.12
May 17	17,319,818.67	33,673,764.52	39,543,927.33
June 17	16,092,292.73	51,234,529.05	60,054,477.40
July 17	14,872,557.60	51,284,696.63	59,806,643.32
August 17	13,613,356.40	48,792,103.99	57,838,539.37
September 17	12,323,892.05	49,874,669.70	60,222,720.33
October 17	11,014,908.48	50,875,053.07	61,502,548.98
November 17	9,519,668.20	58,744,493.26	69,388,598.27
December 17	8,171,702.87	53,492,776.03	63,475,979.25
January 18	6,836,098.05	53,947,172.63	61,832,951.83
February 18	6,187,926.64	26,045,039.80	29,143,726.64
March 18	5,431,393.23	30,728,570.51	34,299,444.06
April 18	4,761,795.75	27,362,390.70	30,511,366.59
May 18	3,685,792.56	44,194,501.75	49,533,016.22
June 18	2,613,435.05	43,845,154.60	49,475,336.44
July 18	1,806,324.74	33,253,015.26	37,607,203.10
August 18	904,415.62	36,571,968.71	42,123,984.13
September 18	460,147.95	17,636,135.40	20,569,692.29
October 18	448,005.21	333,201.95	354,858.20
November 18	434,892.96	447,031.75	484,496.25
December 18	428,263.69	196,227.45	205,008.24
January 19	424,312.82	127,917.05	138,810.40
February 19	419,693.06	161,572.30	166,673.75
March 19	409,528.74	263,921.90	278,746.85
April 19	395,566.29	339,188.00	360,150.90
May 19	380,613.08	359,631.65	385,462.95
June 19	363,892.12	452,344.15	485,762.50
July 19	348,202.61	423,182.80	448,485.80
August 19	313,236.65	865,837.45	918,806.55
September 19	252,118.14	1,372,561.64	1,471,813.15
October 19	184,616.07	1,524,887.15	1,637,108.10
November 19	104,026.42	1,823,533.50	1,976,447.69
December 19	67,971.44	802,374.85	856,701.40
January 20	48,451.33	464,304.75	472,427.70
February 20	35,180.25	291,340.35	293,460.80
March 20	19,216.72	341,244.05	348,565.50
April 20	8,452.61	239,825.00	247,422.45
May 20	4,281.96	81,892.35	83,381.30
June 20	3,040.90	38,332.40	40,340.20
July 20	2,354.06	14,440.00	15,231.30
August 20	464.91	39,238.95	39,571.30
September 20	0.00	8,670.00	8,784.00
October 20	0.00	0.00	0.00

C-1

$[●]

NISSAN AUTO LEASE TRUST

20[●]-[●]

Issuing Entity

Asset Backed Notes, Class A-1 Notes

$[●]

[Asset Backed Notes, Class A-2a Notes]

$[●]

[Asset Backed Notes, Class A-2b Notes]

$[●]

Asset Backed Notes, Class A-3 Notes

$[●]

Asset Backed Notes, Class A-4 Notes

$[●]

Nissan Auto Leasing LLC II

Depositor

Nissan Motor Acceptance Corporation,

Sponsor/Servicer

PROSPECTUS

Underwriters

Dealer Prospectus Delivery Obligation. Until [                    ], which is ninety days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus, such delivery obligation generally may be satisfied through the filing of the prospectus with the Securities and Exchange Commission. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

An estimate of the various expenses in connection with the offering of the notes being registered hereby will be included in the applicable prospectus.

Item 13.	Indemnification of Directors and Officers.

Nissan Auto Leasing LLC II

Section 18-108 of the Limited Liability Company Act of Delaware (the “Act”) empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement (the “Agreement”) of Nissan Auto Leasing LLC II (the “Company”) provides:

Subject to the following sentences, the Company shall have the authority, to the maximum extent permitted by the Act and other applicable law, and hereby does indemnify each of its Managers, Officers, employees and agents to the fullest extent permissible under Delaware law and this Agreement. Subject to the preceding and following sentences, the Company shall indemnify its Officers and Managers against expenses, judgment, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an Officer or Manager of the Company, and shall advance to such Officer or Manager expenses incurred in defending any such proceeding to the maximum extent permitted by law. Notwithstanding the foregoing, if the Company has outstanding any securities, the Company’s obligations to pay any amount as indemnification or as an advance of expenses (other than amounts received from insurance policies) shall be fully subordinated to payment of amounts then due on the securities and, in any case, (i) nonrecourse to any of the Company’s assets pledged to secure such securities, and (ii) shall not constitute a claim against the Company to the extent that funds are insufficient to pay such amounts. For purposes of this section, an “Officer” or “Manager” of the Company shall mean any person who is an Officer or Manager of the Company, or is serving at the request of the Company as a director or officer of another corporation or other enterprise.

Nissan-Infiniti LT, NILT Trust

Sections 3803 and 3817 of the Delaware Statutory Trust Statute provide as follows:

3803. Liability of beneficial owners and trustees.

(a) Except to the extent otherwise provided in the governing instrument of the statutory trust, the beneficial owners shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of the State.

(b) Except to the extent otherwise provided in the governing instrument of a statutory trust, a trustee, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

(c) Except to the extent otherwise provided in the governing instrument of a statutory trust, an officer, employee, manager or other person acting pursuant to § 3806(b)(7) of this title, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

3817. Indemnification.

(a) Subject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust, a statutory trust shall have the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.

(b) The absence of a provision for indemnity in the governing instrument of a statutory trust shall not be construed to deprive any trustee or beneficial owner or other person of any right to indemnity which is otherwise available to such person under the laws of this State.

The Amended and Restated Trust and Servicing Agreement for Nissan-Infiniti LT (as used in this paragraph, the “Agreement”) provides that the trustee and the trust agent for Nissan-Infiniti LT shall be indemnified and held harmless out of and to the extent of the trust assets with respect to any loss incurred by the trustee arising out of or incurred in connection with (i) any trust assets (including any loss relating to leases, leased vehicles, consumer fraud, consumer leasing act violations, misrepresentations, deceptive and unfair trade practices and any other loss arising in connection with any lease, personal injury or property damage claims arising with respect to any leased vehicle or any loss with respect to any tax arising with respect to any trust asset), or (ii) the acceptance or performance by the trustee of the trusts and duties contained in the Agreement and any other trust document, with any allocation of such indemnification among the trust assets to be made as provided for in the Agreement or in a supplement; provided however, that the trustee shall not be indemnified or held harmless out of the trust assets as to any such loss (a) for which the servicer shall be liable pursuant to the Agreement or any supplement, (b) incurred by reason of the trustee’s willful misconduct, bad faith or negligence, or (c) incurred by reason of the trustee’s breach of the Agreement, or its representations and warranties pursuant to any servicing agreement.

The Amended and Restated Trust Agreement for NILT Trust (as used in this paragraph, the “Agreement”) provides that the trustee and its agents will be indemnified against any loss, liability or expense incurred without negligence, bad faith or willful misconduct on their part, arising out of their acceptance or administration of the trust and duties under the Agreement, including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties under the Agreement.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the Depositor against specified liabilities, including liabilities under the Securities Act relating to certain information provided by the underwriters.

Other Indemnification

The Depositor maintains insurance to indemnify any person who has been, now is or shall become a duly elected director or a duly elected or appointed officer of the Depositor against any exposure, liability or loss.

Item 14.	Exhibits.

A list of exhibits filed here with or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15.	Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(i) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bonfire offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf or the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A).

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Nissan Auto Leasing LLC II, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on February 26, 2016.

NISSAN AUTO LEASING LLC II,
a Delaware limited liability company (Registrant)

By:	/s/ Mark Kaczynski
	Name:	Mark Kaczynski
	Title:	President

II-S-1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David M. Lundeen, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Mark Kaczynski	President and Director (Principal Executive Officer)	February 26, 2016
Mark Kaczynski

/s/ Riley A. McAndrews	Assistant Treasurer (Performing the Function of Chief Financial Officer)	February 26, 2016
Riley A. McAndrews

/s/ Sean C. Gibbons	Assistant Treasurer (Principal Accounting Officer)	February 26, 2016
Sean C. Gibbons

/s/ Alan R. Hunn	Director	February 26, 2016
Alan R. Hunn

/s/ Cheryl A. Lawrence	Director	February 26, 2016
Cheryl A. Lawrence

II-S-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Nissan-Infiniti LT, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on February 26, 2016.

NISSAN-INFINITI LT,
a Delaware statutory trust (Registrant)

By:	Nissan Motor Acceptance Corporation, solely as grantor and beneficiary

By:	/s/ Mark Kaczynski
	Name:	Mark Kaczynski
	Title:	President

II-S-3

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David M. Lundeen, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Mark Kaczynski	President and Director (Principal Executive Officer)	February 26, 2016
Mark Kaczynski

/s/ Riley A. McAndrews	Assistant Treasurer (Performing the Function of Chief Financial Officer)	February 26, 2016
Riley A. McAndrews

/s/ Scott E. Becker	Director	February 26, 2016
Scott E. Becker

/s/ Carlos Servin	Director (Principal Accounting Officer)	February 26, 2016
Carlos Servin

II-S-4

EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Certificate of Formation of the Depositor.

3.2	Limited Liability Company Agreement of the Depositor.

4.1	Form of Indenture by and between Nissan Auto Lease Trust 20[●]-[●] and [●], as Indenture Trustee (including form of the Notes).

5.1	Opinion of Mayer Brown LLP with respect to legality.*

8.1	Opinion of Mayer Brown LLP with respect to tax matters.*

10.1	Form of Agreement of Definitions among Nissan Motor Acceptance Corporation, Nissan-Infiniti LT, NILT, Inc., NILT Trust, Nissan Auto Leasing LLC II, Nissan Auto Lease Trust 20[●]-[●], [●], as Owner Trustee, and U.S. Bank, as Trust Agent.

10.2	Amended and Restated Trust and Servicing Agreement for Nissan-Infiniti LT, dated August 26, 1998, among NILT Trust, as Grantor and UTI Beneficiary, Nissan Motor Acceptance Corporation, as Servicer, NILT, Inc., as Trustee, Wilmington Trust Company, as Delaware Trustee, and U.S. Bank National Association, as Trust Agent (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-134238, filed on May 18, 2006).

10.3	Form of 20[●]-[●] SUBI Supplement among NILT Trust, as Grantor and UTI Beneficiary, Nissan Motor Acceptance Corporation, as Servicer, NILT, Inc., as Trustee, Wilmington Trust Company, as Delaware Trustee, and U.S. Bank, as Trust Agent.

10.4	Servicing Agreement, dated as of March 1, 1999, among Nissan-Infiniti LT, as Titling Trust, NILT Trust, as UTI Beneficiary, and Nissan Motor Acceptance Corporation, as Servicer (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-134238, filed on May 18, 2006).

10.5	First Amendment to Servicing Agreement dated as of January 3, 2001, among Nissan-Infiniti LT, as Titling Trust, NILT Trust, as UTI Beneficiary, and Nissan Motor. Acceptance Corporation, as Servicer (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-134238, filed on May 18, 2006).

10.6	Form of 20[●]-[●] Servicing Supplement among Nissan-Infiniti LT, as Titling Trust, NILT Trust, as UTI Beneficiary, and Nissan Motor Acceptance Corporation, as Servicer.

10.7	Form of Amended and Restated Trust Agreement for Nissan Auto Lease Trust 20[●]-[●], between Nissan Auto Leasing LLC II, as Transferor, and [●], as Owner Trustee.

10.8	Amended and Restated Trust Agreement for NILT Trust, dated March 1, 1999, among Nissan Motor Acceptance Corporation, as Grantor and Beneficiary, U.S. Bank National Association, as Trustee, Nissan Motor Acceptance Corporation, as Administrator, and Wilmington Trust Company, as Delaware Trustee (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-134238, filed on May 18, 2006).

10.9	Form of Trust Administration Agreement among Nissan Auto Lease Trust 20[●]-[●], Nissan Motor Acceptance Corporation, as Administrative Agent, Nissan Auto Leasing LLC II, as Transferor, and [●], as Indenture Trustee.

10.10	Form of SUBI Certificate Transfer Agreement between NILT Trust, as Transferor, and Nissan Auto Leasing LLC II, as Transferee.

10.11	Form of Trust SUBI Certificate Transfer Agreement between Nissan Auto Leasing LLC II, as Transferor, and Nissan Auto Lease Trust 20[●]-[●], as Transferee.

10.12	Form of Asset Representations Review Agreement among Nissan Auto Lease Trust 20[●]-[●], Nissan Motor Acceptance Corporation, as Sponsor and Servicer, and [●], as Asset Representations Reviewer.

23.1	Consent of Mayer Brown LLP (included as part of Exhibits 5.1, 8.1).*

24.1	Powers of Attorney (included in the signature page to this registration statement).

24.2	Certified Copy of Resolutions Authorizing Powers of Attorney.

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1. **

36.1	Form of Depositor Certification for Shelf Offerings of Asset Backed Securities

102.1	Asset Data File.***

103.1	Asset Related Documents.***

99.1	Form of Interest Rate [Cap][Swap] Agreement between Nissan Auto Lease Trust 20[●]-[●] and [●], as [Cap Provider][Swap Counterparty].

*	To be filed by pre-effective amendment.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.
***	To be filed as an exhibit to Form ABS-EE and incorporated into the prospectus to the extent required by applicable law or regulation.